SUPPL



GUANGZHOU INVESTMENT COMPANY LIMITED

RULE 12g3-2(b) EXEMPTION

FILE NO. 82-4247

dlw 9/28



越秀投資有限公司
GUANGZHOU INVESTMENT COMPANY LIMITED
香港灣仔洛克道160-174號越秀大廈24樓
24/F., Yue Xiu Building, 160-174 Lockhart Road, Wanchai, Hong Kong.
Tel. : (852) 2116 8168 Fax : (852) 2598 7688

Our

Date: August 25, 2003

Sec
Div
450
Washington, D.C. 20549
U.S.A.

Attn: Special Counsel / Office of International Corporate Finance

Dear Sirs,

RE: GUANGZHOU INVESTMENT COMPANY LIMITED
RULE 12g3-2(b) EXEMPTION
FILE NO. 82-4247

In connection with the above-referenced exemption, we hereby furnish to you in accordance with paragraph (b)(1)(i) of Rule 12g3-2, one (1) copy of the documents referred to in Annex A hereto. The documents listed in Annex A constitute all of the information that the Company has made public, filed or distributed since January 20, 2003.

If you have any questions regarding any of the foregoing, please do not hesitate to contact the undersigned at (852) 2116 8020.

Kindly acknowledge receipt by signing and returning the duplicate of this letter.

Very truly yours,
For and on behalf of
GUANGZHOU INVESTMENT CO. LTD.

Burnette C.K. Wong
Executive Director and Company Secretary

Encl.

Annex A

I. Documents filed with The Stock Exchange of Hong Kong Limited ("HKSE") since January 20, 2003.

(1) Annual Report 2002

(2) Explanatory statement regarding a general mandate of the Company to repurchase shares dated April 30, 2003

(3) Proxy form for annual general meeting held on June 18, 2003

(4) Monthly reports of movement of listed securities for the months ended:

(a) January 31, 2003
(b) February 28, 2003
(c) March 31, 2003
(d) April 30, 2003
(e) May 31, 2003
(f) June 30, 2003
(g) July 31, 2003

II. Documents filed with The Hong Kong Companies Registry since January 20, 2003.

(1) Annual Report 2002 including directors' and auditors' report*
**Enclosed under I.(1) above*

(2) Notices of change of directors or secretary or in their particulars, Form D2, dated:

(a) February 28, 2003
(b) April 16, 2003
(c) August 15, 2003

(3) Notification of place of register of interests in shares and short positions of substantial shareholders dated April 1, 2003

(4) Notification of place of directors' and chief executives' register of interests and short positions dated April 1, 2003

(5) Annual Return, Form AR1, made up to June 18, 2003

(6) Returns of allotments, Form SC1, dated July 8, 2003 and August 8, 2003

III. Public Announcements

(1) Announcement of appointment and resignation of directors dated February 28, 2003

(2) Announcement of 2002 results dated April 16, 2003

(3) Announcement of notice of annual general meeting dated April 16, 2003

(4) Announcement dated July 10, 2003

(5) Announcement of resignation of director dated August 14, 2003



GUANGZHOU INVESTMENT COMPANY LIMITED

越秀投資有限公司



2002 annual report

Contents

Company Profile

Guangzhou Investment Company Limited ("the Company") was listed on The Stock Exchange of Hong Kong Limited ("Stock Exchange") in December 1992. The controlling shareholder of the Company, Yue Xiu Enterprises (Holdings) Limited ("Yue Xiu"), is the official representative company of the Guangzhou Municipal People's Government in Hong Kong. The Group has built up several businesses consisting of property, cement and ready-mixed concrete ("RMC"), pulp and paper, and toll road mainly located in the Guangdong Province of the Mainland of China ("China"). These businesses all have substantial market share in Southern China. Regarding the China property business, the Group currently has property projects and land bank in Guangzhou Municipality with total attributable gross floor area of 8,950,000 sq. meters, which are primarily residential sites. The newsprint plant has annual production capacity of 270,000 tonnes. The toll road business is conducted through GZI Transport Limited, a subsidiary of the Company separately listed on the Stock Exchange in 1997. GZI Transport Limited is currently operating an attributable length of 304.1 kms of toll road and bridge projects in Guangdong and other selective provinces of China. Prior to December 2002, the Group was a major cement producer in Guangdong Province with annual cement production capacity of 2.9 million tonnes and RMC production capacity of 2.0 million cu. meters. The Company also had selective investments in the high technology business which included mobile network equipment manufacturing, packaging and software and solution development based on the Geographical Information System technology.

The Group intends to expand Guangzhou property and toll road businesses which will have great potential driven by continuous economic development in Southern China. Interests in non-core investments such as cement, RMC and high tech projects were divested in December 2002. Interest in the newsprint business is expected to be diluted in the proposed A-share listing plan.



Public
Yue Xiu Enterprises (Holdings) Limited
37%
63%
Guangzhou Investment Company Limited
GZI Transport Limited
Toll Roads and Bridges (304.1 kms)
Property
Hong Kong Properties (140,000 m²)
China Properties (8,950,000 m²)
Pulp and Paper
Newsprint (270,000 tonnes)



Ou Bingchang
Chairman

2002 was a year of asset and business adjustment for the Group.

In the year the Group completed acquisition of a controlling interest in Guangzhou City Construction and Development Holdings Limited ("Guangzhou Construction"), a leading property developer in Guangzhou Municipality and disposed the non-core cement, ready-mixed concrete and high technology businesses. In the future the Group's property investment and development business will concentrate in Guangzhou Municipality while the toll road business will serve to provide recurrent income to support the property business. Property business primarily in Hong Kong and Macau and a pulp factory in Fujian Province will be scaled down and terminated at appropriate time. The Group's attributable interest in newsprint business will also be reduced gradually through a proposed A-share listing of Guangzhou Paper Limited. As a result of the above business reshuffling, the Group's headcount was reduced and organization streamlined.

Upon completion of acquisition of Guangzhou Construction, the bulk of the Group's enlarged land bank is located in the urban area of Guangzhou Municipality and suburb Nansha District in the heart of the Pearl River Delta. The urban projects will offer immediate development potential while the development of Nansha District in the coming years will underpin medium term potentials. The Group's future market positioning is to concentrate primarily on the development of middle market residential properties in the urban area of Guangzhou Municipality to be supplemented by suburban projects. Average selling price will range between Rmb4,000 to Rmb6,000 per sq. meter. As a result of the People's Bank's prudent policy to avoid overheating, the other regional property markets in Eastern and Northern China may enter a period of consolidation in the next six to twelve months. The Guangzhou property market, however, has no signs of overheat. It has been developing steadily due to prudent local government land management policies and thus will not be adversely affected.

Chairman's Statement

In 2002, Guangdong Province achieved GDP growth of 10.8 per cent. With its growing role as the World Factory, the Group believes that the economy of China, especially Southern China, will continue to remain robust. The Guangzhou property market may remain competitive but also have huge growth potential due to continuous economic development and an expanding population which amounts to over 10 million. As a leading property enterprise, the Group is optimistic on its future potential and performance.

Lastly, I would like to thank our shareholders, directors and staff members for their support, hard work and dedication in 2002.

Ou Bingchang
Chairman

Hong Kong, 16th April 2003

BUSINESS REVIEW

Core Business

Guangzhou Property Market Continued to Expand

The primary residential market in Guangzhou Municipality continued to grow steadily in 2002. Total sales volume of the entire ten districts in Guangzhou Municipality increased by 11.3 per cent to 7.95 million sq. meters while average selling price decreased marginally by 1.85 per cent to Rmb4,151.7 per sq. meter. Urban properties accounted for 64.7 per cent (5.14 million sq. meters) of total sales volume with average selling price of approximately Rmb4,869.0 per sq. meter. They were respectively 8.2 per cent higher and 1.1 per cent lower than 2001. Apart from an active primary market, transactions in the secondary market continued to grow. Sales volume was up remarkably by 36.5 per cent to 3.05 million sq. meters. Price moved downward by 6.78 per cent compared with 2001 to an average of Rmb3,344.3 per sq. meter, reflecting the qualities of these properties.

In 2002, the Group increased sales area of primarily residential properties by 17.6 per cent to approximately 80,000 sq. meters with Galaxy City as the anchor project.



Galaxy City in Tianhe District

Very Substantial Acquisition of Property Assets and Market Positioning

On 20th December 2002, the Group completed the acquisition of a controlling interest in Guangzhou City Construction and Development Holdings Limited ("Guangzhou Construction"), a leading property developer in Guangzhou Municipality, and some other property assets in China of total net asset value of approximately HK$8.35 billion from its controlling shareholder, Yue Xiu Enterprises (Holdings) Limited ("Yue Xiu") for a consideration of approximately HK$4.983 billion. This price is particularly beneficial to the Group and represents a 40 per cent discount to the attributable net asset value of these assets. The Group also achieved a balanced post acquisition capital structure by paying Yue Xiu a combination of new shares (approximately 2.108 billion new shares at HK$0.68 each), cash (HK$2.0 billion) and swapping assets for value of HK$1.55 billion. For accounting purposes, the market price of the Company's shares as at 20th December 2002 was used in the books of account for this transaction and the consideration was accordingly recorded as HK$4.544 billion.



Hong Cheng Garden in Er Sha Island

With the completion of this transaction, which has increased the Group's land resources significantly, the Group will rank amongst the biggest developers in Guangzhou Municipality. Total attributable gross floor area increased by approximately 4.2 times to 8.95 million sq. meters. Most of the projects are located in six major areas within Guangzhou Municipality, namely Baiyun, Haizhu, Er Sha Island, Tianhe Districts in the urban area, and Conghua City and Nansha District in the suburb. Major projects to be offered for sale in 2003 will also increase substantially to include Southern Le Sand in Nansha District, Galaxy City in Tianhe District, Run Hui Building, Phase II of Greenland Garden, Jiangnan New Mansion in Haizhu District, and Hong Cheng Garden in Er Sha Island with total expected sales area of approximately 220,000 sq. meters.



Jiang Nan New Mansion in Haizhu District

Newsprint Business Affected by Global Decline of Newsprint Prices

As a result of intensified competition amongst newsprint producers, Guangzhou Paper Limited ("Guangzhou Paper") operated in a challenging environment. In 2002, two obsolete production lines ceased operation and reduced production volume. Guangzhou Paper sold 254,243 tonnes of newsprint which decreased by 10.3 per cent compared with 2001 but sales ratio remained at a satisfactory level of close to 100 per cent. The paper mill's control measures on both fixed and variable costs had more than offset lower production volume. However, average newsprint price of Guangzhou Paper following the downward trend of international newsprint price was substantially down by 14.0 per cent to Rmb4,208.8 per tonne and affected its performance negatively.

Nevertheless, Guangzhou Paper continued to maintain one of the biggest market share in the domestically produced newsprint market and was ranked amongst the top in China in terms of sales volume in 2002. Looking forward to 2003, it is likely that international newsprint price will stabilize as raw material price has already been edging up. Guangzhou Paper's annual production reaching 260,000 tonnes will be the major profit driver in the coming year. The Group would continue to increase effort in gaining market share in a competitive domestic market.

Toll Road Performance Affected by Once-Off Factors

2002 was a year of transformation for GZI Transport Limited ("GZI Transport"), the toll road subsidiary of the Company. Owing to disposal of certain projects the future yields of which will be leveling off and temporary diversion of traffic from certain toll road projects, GZI Transport recorded 29.1 per cent decline in profit attributable to shareholders to HK$156.1 million in 2002. However, these negative impacts will no longer affect the Group's performance in 2003. The Group has replenished its portfolio by acquiring Shantou Bay Bridge in July 2002. Toll traffic volume of those toll roads previously affected by diversion of new roads have also rebound significantly since early 2003. With rapidly rising car ownership in China as a result of growing affluence, toll traffic volume is expected to grow further in the foreseeable future. Thus, the Group believes that the performance of its toll road business will turnaround in 2003.

Business Divested

Cement and Ready-Mixed Concrete Businesses

In 2002, aggregate sales volume of cement and ready-mixed concrete ("RMC") of China Century Cement Limited ("CCC"), a joint venture with German cement group Heidelberger Zement, increased by 13.7 per cent and 4.5 per cent to approximately 3.075 million tonnes and 1,035,000 cubic meters respectively. Such increase in sales volume was due to CCC's penetration into new markets such as Shenzhen City and expansion of construction activities in the Guangdong Province. Construction works of various infrastructure projects such as the new Guangzhou International Airport, Phase Two of the Metro System in Guangzhou Municipality and the Western Guangzhu Expressway etc. have also begun and increased volume demand for both cement and RMC. Inspite of a weaker market in Hong Kong in the period, the overall performance of CCC improved substantially in 2002 due to firstly, expansion of cement sales in Guangdong Province. Secondly, cement sale price in Guangdong Province remained firm at Rmb265.0 per tonne which was up by 2.5 per cent compared with 2001. Thirdly, costs of cement production such as the in house produced limestone and externally sourced electricity had declined considerably during the period.

High Technology Business

The Group owned an effective interest of about 36.84 per cent in Guangzhou Jinpeng Group Co., Ltd. which is mainly engaged in (i) the sale and manufacture of telecommunication equipment (including mobile switching equipment and mobile phones) and (ii) the investment in information-related industry (including information technology consulting services) in China. The Group also owned an effective interest of about 46.70 per cent in China Information Technology Industry Co., Limited ("China ITI") which is principally engaged in the provision of Geographic Information System, Global Position System and Remote Sensing tailored-made applications to help customers solving problems in using geographic data. China ITI and its subsidiaries provide consultation and application services for land records management and property assessment, land use planning and zoning, public safety, civil engineering, census, property and facilities management. China ITI also provides application services on transportation, water/ wastewater treatment, environmental and public utilities management.

As a result of business restructuring, the cement, RMC and high technology businesses were swapped with Yue Xiu's property assets in December 2002 for value of HK$1.55 billion.

FINANCIAL REVIEW

Results Analysis

In 2002, the Group's turnover amounted to HK$3,225,473,000 and represented a 4.4 per cent decrease compared with the same period of 2001.

Turnover of property sales in China increased by 59 per cent to HK$636,514,000 as the Group sold more residential units in Guangzhou Municipality and consolidated one month's property sales turnover from Guangzhou Construction & Development Holdings (China) Limited and its subsidiaries upon completion of its acquisition in December 2002. Despite the downturn of the Hong Kong rental market, turnover from rental income increased by approximately 8 per cent to HK$152,943,000 also due to rising rental income from the Group's investment properties in Guangzhou Municipality and consolidation of one month's rental turnover from Guangzhou Construction & Development Holdings (China) Limited and its subsidiaries. Inspite of higher sales volume, turnover of the cement business amounted to HK$916,020,000 and decreased by 10 per cent. This business was disposed of in December 2002 and only contributed eleven months' turnover. Falling newsprint price globally affected the newsprint operation of the Group and turnover decreased by 14 per cent to HK$1,141,688,000. Turnover of the Group's toll road business declined by 15 per cent to HK$355,638,000 due to temporary factors including disposal of Xinfeng Highways and diversions of traffic volume in selective toll roads.

Other revenue decreased by 73 per cent to HK$19,110,000 due to disposal of certain highways by GZI Transport Limited and less interest income caused by declining interest rate.

Total gross profit amounted to HK$1,033,548,000 and decreased by 17 per cent due to similar reasons mentioned in paragraph two.

Total expenses including selling, distribution, administrative and other net operating income decreased slightly by approximately 6 per cent to a total of HK$666,747,000.

As the Group is shifting its property focus to the Guangzhou market, a total provision of HK$891,736,000 had been made on the Group's remaining interests in certain development and investment properties in Hong Kong and Macau and fixed assets of Guangzhou Paper Limited to reflect the intended divestment strategy at appropriate time. The above provision also included impairment on other investments of GZI Transport Limited of HK$33,462,000.

Finance costs decreased enormously by 27 per cent to HK$185,986,000 as a result of declining interest rate and repayment of certain bank loans.

Provision for impairment of interest in a jointly controlled entity and an associated company amounted to HK$164,155,000. This also reflects the intended divestment strategy of a pulp plant in Fujian Province and property interests in Macau at appropriate time.

Minority interests decreased by 45 per cent to HK$170,633,000 due to lower profits from the paper and toll road businesses.

For the year ended 31st December 2002, the Group's loss attributable to shareholders amounted to HK$989,041,000. (2001: profit attributable to shareholders of HK$39,782,000). Taking aside the non-recurrent provisions of HK$1,055,891,000 (2001: HK$43,621,000), the Group's results in 2002 amounted to HK$66,850,000 (2001: HK$83,403,000).

Earnings Per Share

	2002	2001
Weighted average number of shares in issue	**4,017,138,450**	3,976,268,141
(Loss)/profit attributable to shareholders (HK$)	**(989,041,000)**	39,782,000
(Loss)/earnings per share (cent(s))		
Basic	**(24.62)**	1.00
Fully diluted	**N/A**	0.99

The weighted average number of shares in issue in 2002 was increased by 1 per cent compared to 2001. 2,107,688,555 shares were issued in connection with the acquisition of a controlling interest in Guangzhou City Construction and Development Holdings Limited ("Guangzhou Construction") and some other property assets in China and 2,120,000 shares were issued upon exercise of share options during 2002. Total issued shares outstanding as at 31st December 2002 was 6,118,102,222 shares.

Final Dividend

The Directors do not recommend the payment of final dividend for 2002 (2001: nil). There was no payment of interim dividend for the year (2001: nil).

Analysis of Cash Flows

In 2002, the Group had net cash inflow of HK$500 million (2001: HK$174 million) from operating activities. This increased substantially compared with 2001 due to lower level of cash expenses required by property projects under development and lower level of cement accounts receivable. During the year, the Group had net cash outflow from investing activities of approximately HK$2,183 million (2001: HK$229 million) mainly due to acquisition of interest in Guangzhou Construction. To finance this acquisition, net cash inflow of HK$1,339 million (2001: HK$348 million) from financing activities consisting of bank loans were raised.

Capital Expenditures

During the year of 2002, the Group's major capital expenditure included acquisition of a 30 per cent stake in Shantou Bay Bridge and the remaining 34 per cent interest in the Group's non-wholly owned subsidiary holding Qinglian Highways for the considerations of HK$305 million and HK$135.6 million respectively through GZI Transport Limited. In December 2002, HK$2,000 million was paid in cash as part of the consideration pursuant to the completed acquisition as described under the "Very Substantial Acquisition of Property Assets".

Capital and Other Commitments

As at 31st December 2002, the Group had capital commitments of HK$473 million mainly for the construction of properties under development in China and Hong Kong.

Liquidity and Capital Resources

The Group's liquidity position remains strong and stable. As at 31st December 2002, the Group had pledged deposits, bank balances and cash of approximately HK$1,077 million (2001: HK$1,622 million), of which approximately 74 per cent was in Rmb, 23 per cent in HK dollars and the rest in US dollars and other currencies.

As at 31st December 2002, the Group had bank borrowings excluding bank overdrafts ("Bank Borrowings") and outstanding convertible bonds of approximately HK$6,763 million and HK$201 million respectively (collectively "Total Borrowings"). The net increase in Total Borrowings was HK$3,017 million as compared to 2001 mainly due to consolidation of the assets and liabilities from the Guangzhou Construction & Development Holdings (China) Limited and its subsidiaries, and a syndicated loan of HK$2,630 million raised during the year to finance the acquisition of such assets and liabilities. For the Bank Borrowings, approximately 47 per cent was denominated in HK dollars, 45 per cent in Rmb and 8 per cent in US dollars. The convertible bonds were denominated in HK dollars with coupon of 3 per cent per annum and conversion price of HK0.6168 per share.

The management believes that the steady inflow of Rmb, HK dollars and US dollars funds generated and/or repatriated from the enlarged Group's subsidiaries, associated companies and jointly controlled entities in Hong Kong and China are sufficient to meet the Group's short to medium term Rmb, HK dollars and US dollars borrowings, finance costs and dividend payments.

The following table shows the repayment schedule of the Total Borrowings:

	Repayable within				
	one year	one to two years	two to five years	over five years	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Bank Borrowings	3,216,424	754,853	2,791,328	468	6,763,073
Convertible Bonds	200,623	—	—	—	200,623
Total Borrowings	3,417,047	754,853	2,791,328	468	6,963,696

Approximately 48 per cent of the Bank Borrowings will be repayable within one year, of which 72 per cent is contributed by Rmb loans. Given its improved financial position subsequent to the "Very Substantial Acquisition of Property Assets", the Group's credit has become significantly more attractive to the banking community. The relative liquidity risk is considered to be insignificant because the management is confident that short term loans, especially Rmb loans, could be refinanced or further extended as planned by one to three years upon maturity. All convertible bonds are redeemable within one year.

Approximately 69 per cent of the Bank Borrowings were related to property projects and secured by a part of the Group's property portfolio.

Treasury Policies

The Group's overall treasury and funding policy is that of risk management and liquidity control. Bank balances are generally placed as short term fixed rate deposits in bank accounts in Hong Kong and China. No fund is placed in non-bank institutions or invested in securities. The Group will maintain a balance banking relationship in both Hong Kong and China to take advantage of different liquidity of these two markets.

Since the Group's principal operations are in China and most of the income is denominated in Rmb, the management is aware of possible currency exchange exposure. As a hedging strategy, the management emphasizes on mainly using Rmb borrowings to finance the Group's Rmb investments. Equity and debt financing in foreign currencies will also be used selectively.

Capital Structure

The following table summarises the components of the Group's capital structure:

	2002		2001	
	HK$'000	**per cent**	HK$'000	per cent
Convertible Bonds (fixed rate)	**200,623**	**1**	450,073	4
Bank Borrowings (floating rates)				
Denominated in Rmb	**3,058,150**	**17**	1,505,863	14
Denominated in US dollars	**546,000**	**3**	1,155,818	11
Denominated in HK dollars	**3,158,923**	**18**	834,853	8
Total Borrowings	**6,963,696**	**39**	3,946,607	37
Shareholders' Funds plus Negative Goodwill	**10,839,920**	**61**	6,609,073	63
Total Capitalisation	**17,803,616**	**100**	10,555,680	100
Gearing Ratio	**39 per cent**		37 per cent	

The Group's capital structure continues to maintain at a comfortable level with Gearing Ratio (expressed as a percentage of Total Borrowing to Total Capitalisation) of 39 per cent as at 31st December 2002 which was at similar level when compared with that as at 31st December 2001. Negative Goodwill in the above table represents the excess of the fair value of the Group's share of the net assets acquired over the cost of acquisition, the majority of which has been created from the original 40 per cent discount achieved by the Company as a result of the "Very Substantial Acquisition of Property Assets".

Interest Coverage

Interest cover for 2002 is 4.2 times which was at similar level of 4.1 times for 2001. Its calculation is based on operating profit after share of profit/(loss) from associated companies and jointly controlled entities and adjusted for non-cash items.

Employees

As at 31st December 2002, the Group had approximately 7,900 employees, of whom approximately 7,700 employees were primarily engaged in the properties, toll roads and paper businesses.

The substantial 40 per cent net decrease in the number of headcounts as compared to those as at 31st December 2001 was mainly due to the disposal of the Group's cement and ready-mixed concrete businesses as a result of the "Very Substantial Acquisition of Property Assets" and the implementation of cost saving and efficiency enhancement policy of the Group.

The Group remunerates its employees largely based on industry practice, including contributory provident funds and other staff benefits. The Group has also adopted share option schemes which award its employees according to performance of the Group and individual employees.

Executive Directors

Mr Ou Bingchang, aged 56, was appointed executive director and Chairman of the Company in January 2003. He is also the Chairman of Yue Xiu Enterprises (Holdings) Limited ("Yue Xiu"), the holding company of the Company, and the Chairman of GZI Transport Limited ("GZT"). Mr Ou graduated from China Pharmaceutical University in China. Prior to joining Yue Xiu in November 2002, he assumed leading roles in Guangzhou Pharmaceutical Factory, Economic Coordinating Office of Guangzhou Municipality and General Office of Guangzhou Municipal People's Government. During the period of serving as the director of the Guangzhou Municipal Transport Commission, Mr Ou had made distinguished contributions to Guangzhou Municipality in relation to transport planning, construction, development and management. He has over 30 years of experience in industrial technology, transportation network, enterprise and economic management.

Mr Xie Shuwen, aged 49, was appointed executive director of the Company in 1997 and the General Manager of the Company in 2000. He is also a vice chairman and the general manager of Yue Xiu and a director of GZT. Mr Xie graduated from the department of industrial and economic management of Jinan University in China with a master's degree in business management and is a senior economist. Prior to joining Yue Xiu in 1997, he was the general manager of Guangzhou Paper Mill and had over 10 years of experience in corporate operation and management.

Mr Chen Guangsong, aged 60, was appointed executive director of the Company in 2001. He is also a vice chairman of Yue Xiu and a director of GZT. Mr Chen obtained his bachelor's degree from the South China University of Technology in China. He had been the general manager of Guangzhou Gourmet & Food Factory, chairman and general manager of Guangzhou Light Industrial Group. Prior to joining the Group, Mr Chen was the director of Guangzhou Municipal Economic Commission from 1998 to April 2001 and had over 33 years of experience in corporate management.

Mr Li Fei, aged 50, was appointed executive director of the Company in 2002. He is also a director of Yue Xiu. He graduated from the South China Normal University in China majoring in Chinese studies. Mr Li is currently the chairman of Guangzhou City Construction & Development Holdings Limited ("Guangzhou Construction"). He is responsible for the strategic planning, business development and operations of the Guangzhou Construction group.

Mr Liang Ningguang, aged 49, was appointed executive director and Deputy General Manager of the Company in 1992. He is also a director of GZT. Mr Liang graduated from the Central Television University in China majoring in finance and obtained a master's degree in business administration from the Murdoch University in Australia. He is also a member of the Chinese Institute of Certified Public Accountants and a senior accountant. Mr Liang is a responsible officer (dealing director and an investment adviser) registered under the Securities and Futures Ordinance of Hong Kong. He was previously a deputy director of the Guangzhou Municipal Taxation Bureau and had over 20 years of experience in finance and management prior to joining Yue Xiu in 1989.

Mr Xiao Boyan, aged 58, was appointed executive director and Deputy General Manager of the Company in 1997. He is also a director and deputy general manager of Yue Xiu and a director of GZT. Mr Xiao graduated from the department of calcium silicate of the South China Technical College in China and is a cement engineer. Prior to joining Yue Xiu in 1997, he was the general manager of Guangzhou Cement Factory and the chairman and general manager of Guangzhou Cement Company Limited. He has over 25 years of experience in corporate operation and management.

Directors' Profiles

Mr Liang Yi, aged 51, was appointed executive director of the Company in February 2003. He is also a director of Yue Xiu and GZT. Mr Liang graduated from the Chinese People's Liberation Army Engineering Soldier's University majoring in public administration. Prior to joining Yue Xiu in June 2001, he assumed leading roles in Guangzhou Chemical Industry Bureau and organizations under Committee of Guangzhou. Mr Liang had made outstanding contribution in establishing the administrative supervisory system of Guangzhou Municipality. He has over 20 years of experience in public administration.

Mr Luo Guoqing, aged 40, was appointed executive director of the Company in 2002. He graduated from the South China University of Technology in China majoring in construction engineering. Mr Luo is currently the vice chairman, general manager and senior engineer of Guangzhou Construction. Mr Luo is responsible for overseeing the general operations of the Guangzhou Construction group.

Mr Yin Hui, aged 52, was appointed executive director of the Company in 2001. He is also the deputy chairman and general manager of GZT. He graduated from the South China University of Technology in China. Prior to joining the Group in August 1996, he had held several positions as department head and deputy director of the Guangzhou Municipal Transportation Bureau and deputy director of the Transportation Commission of the Guangzhou Municipal People's Government. Mr Yin has over 19 years of experience in traffic management and highways management.

Mr Wong Chi Keung, aged 48, was appointed executive director of the Company in 1992. Mr Wong resigned as executive director and was appointed as non-executive director in March 1994, re-appointed as executive director and appointed as Deputy General Manager in December 1994. Mr Wong is also the group financial controller of Yue Xiu and Company Secretary of the Company and GZT. He holds a master's degree in business administration from the University of Adelaide in Australia. Prior to joining Yue Xiu in 1987, Mr Wong had over 11 years of experience in finance, accounting and management.

Ms Yan Yuk Fung, aged 41, was appointed executive director of the Company in 1995. Ms Yan obtained a bachelor of social sciences degree from the University of Hong Kong in 1984 and a master's degree in business administration from the Chinese University of Hong Kong in 1996. Prior to joining the Company in 1993, she had 8 years of experience in finance and journalism.

Independent Non-Executive Directors

Mr Yu Lup Fat Joseph, aged 55, was appointed non-executive director of the company in 1992. Mr Yu is the chairman of Tradeeasy Holdings Limited and is responsible for the Tradeeasy Group's corporate financial development and strategic business planning. He holds a master's degree in applied finance from Macquarie University in Australia and a diploma of management studies from the University of Hong Kong. Mr Yu has over 34 years of experience in investment, banking and finance.

Mr Lee Ka Lun, aged 48, was appointed non-executive director of the Company in 2000. He is an accountant by profession and is the deputy chief executive of Lloyds TSB Bank plc, Hong Kong Branch. Mr Lee is a Fellow of the Association of Chartered Certified Accountants in UK and has over 20 years of experience in banking and auditing.

The Directors submit their report together with the audited accounts for the year ended 31st December 2002.

Principal activities

The principal activities of the Company during the year are investment holding of four major businesses: properties, toll roads, paper and cement (discontinued operation). The principal activities of its principal subsidiaries, jointly controlled entities, associated companies are set out in the Group Structure section on pages 80 to 94.

An analysis of the Group's performance for the year by business and geographical segments is set out in note 4 to the accounts.

Results and appropriations

The results of the Group for the year are set out in the consolidated profit and loss account on page 28.

The Directors do not recommend the payment of a dividend.

Reserves

Movements in the reserves of the Group and the Company during the year are set out in note 27 to the accounts.

Donations

Charitable donations made by the Group during the year amounted to HK$185,823.

Fixed assets

Details of the movements in fixed assets of the Group and the Company are set out in note 15 to the accounts.

Major property projects

Details of the major property projects held for/under development, for sale and for investment purposes of the Group in Guangzhou Municipality are set out in the List of Major Property Projects in Guangzhou Municipality section on pages 100 to 103.

Share capital

Details of the movements in share capital of the Company during the year are set out in note 26 to the accounts.

Convertible bonds

Details of the movements in convertible bonds of the Group and the Company during the year are set out in note 30 to the accounts.

Pre-emptive rights

There is no provision for pre-emptive rights under the Company's Articles of Association and there was no restriction against such rights under the Hong Kong Companies Ordinance.

Five year financial summary

A summary of the results and of the assets and liabilities of the Group for the last five financial years is set out below.

	Year ended 31st December				
	2002	2001	2000	1999	1998
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Results					
(Loss)/profit attributable to shareholders	**(989,041)**	39,782	53,582	(138,713)	100,288
Assets and liabilities					
Total assets	**23,545,737***	19,961,555	19,604,175	19,402,347	18,886,961
Total liabilities including minority interests	**(16,529,192)**	(13,431,017)	(13,118,629)	(12,773,252)	(12,343,091)
Net assets	**7,016,545***	6,530,538	6,485,546	6,629,095	6,543,870

* *If negative goodwill of approximately HK$3.8 billion is excluded, total assets and net assets would be HK$27,369,112,000 and HK$10,839,920,000 respectively.*

Purchase, sale and redemption of the Company's shares

The Company has not redeemed any of its shares during the year. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the year.

Interest capitalised

During the year, interest capitalised as development cost in respect of properties held for/under development and associated companies amounted to approximately HK$20,062,000.

Distributable reserves

As at 31st December 2002, the distributable reserves of the Company available for distribution amounted to HK$313,225,000 (2001: HK$43,642,000).

Directors

The Directors who held office during the year and up to the date of this report were:

Mr Ou Bingchang	- appointed on 8th January 2003
Mr Liu Jinxiang	- resigned on 8th January 2003
Mr Xie Shuwen	
Mr Chen Guangsong	
Mr Li Fei	- appointed on 18th January 2002
Mr Liang Ningguang	
Mr Xiao Boyan	
Mr Liang Yi	- appointed on 28th February 2003
Mr Cai Hanxiang	- resigned on 19th September 2002
Mr Luo Guoqing	- appointed on 18th January 2002
Mr Dong Huiyan	- resigned on 28th February 2003
Mr Li Jiaqiang	- resigned on 28th February 2003
Mr Shi Jinling	- resigned on 28th February 2003
Mr Yin Hui	
Mr Wu Yiyue	- resigned on 28th February 2003
Mr Wang Hongtao	- appointed on 18th January 2002 and resigned on 28th February 2003
Mr Wong Chi Keung	
Ms Yan Yuk Fung	
Mr Yu Lup Fat Joseph*	
Mr Lee Ka Lun*	

* *Independent non-executive directors*

Messrs Xiao Boyan, Wong Chi Keung, Yu Lup Fat Joseph and Lee Ka Lun retire by rotation in accordance with Article 91 of the Company's Articles of Association at the forthcoming Annual General Meeting and, being eligible, offer themselves for re-election. Messrs Ou Bingchang and Liang Yi retire in accordance with Article 97 of the Company's Articles of Association at the forthcoming Annual General Meeting and, being eligible, offer themselves for re-election.

The Directors' Profiles are set out on pages 13 and 14.

Messrs Ou Bingchang, Li Fei and Liang Yi are directors of Yue Xiu Enterprises (Holdings) Limited ("Yue Xiu"), the controlling shareholder of the Company who beneficially owned an aggregate of approximately 63.2 per cent of the issued share capital of the Company. Mr Xie Shuwen is a director of Yue Xiu, Excellence Enterprises Co., Ltd. and Bosworth International Limited. Messrs Chen Guangsong and Xiao Boyan are directors of Yue Xiu and Excellence Enterprises Co., Ltd. Mr Liang Ningguang is a director of Excellence Enterprises Co., Ltd. and Bosworth International Limited. Mr Wong Chi Keung is a director of Bosworth International Limited. Each of Yue Xiu, Excellence Enterprises Co., Ltd. and Bosworth International Limited has an interest in the share capital of the Company as disclosed under the provisions of Part II of the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance") which was replaced by the Securities and Futures Ordinance with effect from 1st April 2003.

Directors' service contracts

Each of Messrs Xie Shuwen, Chen Guangsong, Ou Bingchang and Liang Yi had entered into a service agreement with GZI Transport Limited ("GZT"), a subsidiary of the Company, which is for an initial fixed term of one year commencing on 12th September 2001, 26th October 2001, 8th January 2003 and 28th February 2003 respectively unless terminated sooner by GZT giving to the relevant Director three months' prior written notice and thereafter, extendable for a further term of two years unless terminated sooner by GZT giving to the relevant Director three months' prior written notice or by the relevant Director giving to GZT six months' prior written notice.

Save as disclosed herein, none of the directors of the Company has a service contract with the Company which is not determinable by the employer within one year without payment of compensation, other than statutory compensation.

Directors' interests in contracts

No contracts of significance in relation to the Group's business to which the Company, its subsidiaries or its fellow subsidiaries was a party and in which any director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Connected transactions

Significant related party transactions, which also constitute as connected transactions under the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), required to be disclosed in accordance with Chapter 14 of the Listing Rules, are disclosed in notes 2, 35(b) and 37(a) to (c) to the accounts. In respect of transactions disclosed in notes 37(a) and (b) to the accounts, Messrs Yu Lup Fat Joseph and Lee Ka Lun, the independent non-executive directors of the Company, have confirmed that the transactions have been performed in accordance with the terms of the agreements covering such transactions.

The auditors of the Company also confirmed in its letter to the Directors that the transactions disclosed in notes 37(a) and (b) to the accounts (i) have received the approval of the board of directors; (ii) have been entered into in accordance with the terms of the relevant agreements governing the transactions; and (iii) have not exceeded the cap for the transaction disclosed in note 37(a) to the accounts.

Directors' interests in equity or debt securities

As at 31st December 2002, the interests of the directors of the Company in the equity or debt securities of the Company and its subsidiary, GZT, as recorded in the register maintained under Section 29 of the SDI Ordinance were as follows:

	Personal Interests
The Company	
(Ordinary shares of HK$0.10 each)	
Mr Xie Shuwen	300,000
Mr Luo Guoqing	10,000
Mr Wang Hongtao	300,000
Mr Wong Chi Keung	500,000
Ms Yan Yuk Fung	500,000
GZT	
(Ordinary shares of HK$0.10 each)	
Mr Yin Hui	530,000
Mr Wong Chi Keung	158,000
Ms Yan Yuk Fung	100,000

As at 31st December 2002, the following directors of the Company had interests recorded in the register maintained under Section 29 of the SDI Ordinance being options granted under the share option schemes of (i) the Company and (ii) GZT to subscribe for ordinary shares in the respective companies:

(i) The Company

			Number of options				
Name of Director	Date of grant	Exercise price per share HK$	outstanding as at 1st January 2002	lapsed during the year (a)	exercised during the year	weighted average closing price (d) HK$	outstanding as at 31st December 2002
Mr Liu Jinxiang	14/12/1999	0.5008 (b)	1,040,000	—	900,000 (c)	0.70	140,000 (e)
Mr Xie Shuwen	23/02/1998	0.7344	1,000,000	1,000,000	—	N/A	—
	14/12/1999	0.5008 (b)	700,000	—	—	N/A	700,000
Mr Liang Ningguang	23/02/1998	0.7344	1,000,000	1,000,000	—	N/A	—
	14/12/1999	0.5008 (b)	840,000	—	—	N/A	840,000 (f)
Mr Xiao Boyan	23/02/1998	0.7344	1,000,000	1,000,000	—	N/A	—
	14/12/1999	0.5008 (b)	700,000	—	—	N/A	700,000
Mr Cai Hanxiang *	14/12/1999	0.5008 (b)	700,000	—	—	N/A	N/A
Mr Dong Huiyan	23/02/1998	0.7344	1,000,000	1,000,000	—	N/A	—
	14/12/1999	0.5008 (b)	700,000	—	—	N/A	700,000
Mr Li Jiaqiang	23/02/1998	0.7344	1,000,000	1,000,000	—	N/A	—
	14/12/1999	0.5008 (b)	700,000	—	—	N/A	700,000
Mr Shi Jinling	14/12/1999	0.5008 (b)	1,000,000	—	—	N/A	1,000,000
Mr Wang Hongtao	14/12/1999	0.5008 (b)	800,000	—	—	N/A	800,000
Mr Wong Chi Keung	14/12/1999	0.5008 (b)	700,000	—	—	N/A	700,000
Ms Yan Yuk Fung	14/12/1999	0.5008 (b)	800,000	—	—	N/A	800,000

Notes:

(a) The share options were expired on 20th November 2002.

(b) The share options are exercisable from the first anniversary of the date of grant to the business day preceding the sixth anniversary of the date of grant, of which a maximum of 30 per cent and 100 per cent thereof are exercisable from the first and second anniversaries of the date of grant respectively.

(c) These interests include options to subscribe for 60,000 shares in the Company exercised by his spouse during the year.

(d) The weighted average closing price per share immediately before the date on which the options were exercised.

(e) This interest represents options to subscribe for 140,000 shares in the Company held by his spouse.

(f) These interests include options to subscribe for 140,000 shares in the Company held by his spouse.

(ii) **GZT**

Name of Director	Date of grant	Exercise price per share HK$	Number of options (a) outstanding as at 1st January 2002	exercised during the year	weighted average closing price (b) HK$	outstanding as at 31st December 2002
Mr Liu Jinxiang	22/12/1999	0.9984	9,676,000	324,000	1.17	9,352,000
Mr Xie Shuwen	07/04/2000	0.7520	560,000	—	N/A	560,000
Mr Liang Ningguang	06/08/1997	2.4080	500,000	—	N/A	500,000
	22/12/1999	0.9984	8,400,000	270,000	1.15	8,130,000
Mr Xiao Boyan	06/08/1997	2.4080	500,000	—	N/A	500,000
Mr Cai Hanxiang *	06/08/1997	2.4080	500,000	—	N/A	N/A
Mr Dong Huiyan	07/04/2000	0.7520	560,000	240,000	1.62	320,000
Mr Li Jiaqiang	07/04/2000	0.7520	316,000	136,000	1.62	180,000
Mr Shi Jinling	07/04/2000	0.7520	450,000	—	N/A	450,000
Mr Yin Hui	06/08/1997	2.4080	600,000	—	N/A	600,000
	22/12/1999	0.9984	3,610,000	390,000	1.15	3,220,000
Mr Wang Hongtao	07/04/2000	0.7520	450,000	—	N/A	450,000
Mr Wong Chi Keung	07/04/2000	0.7520	316,000	—	N/A	316,000
Ms Yan Yuk Fung	07/04/2000	0.7520	450,000	—	N/A	450,000

Notes:

(a) The share options are exercisable from the first anniversary of the date of grant to the business day preceding the sixth anniversary of the date of grant, of which a maximum of 30 per cent, 60 per cent and 100 per cent thereof are exercisable from the first, second and third anniversaries of the date of grant respectively.

(b) The weighted average closing price per share immediately before the dates on which the options were exercised.

* Mr Cai Hanxiang resigned as director of the Company with effect from 19th September 2002

Save as disclosed herein, none of the directors of the Company (including their spouse and children under 18 years of age) had any interests in, or had been granted, or exercised, any rights to subscribe for the equity or debt securities of the Company or its associated corporations (within the meaning of the SDI Ordinance) during the year.

Save as disclosed herein, at no time during the year was the Company, its holding company, its subsidiaries or its fellow subsidiaries a party to any arrangement to enable the directors of the Company (including their spouse and children under 18 years of age) to acquire benefits by means of acquisition of shares in, or debentures of, the Company or any other body corporate.

Substantial shareholders

As at 31st December 2002, those persons or corporations having an interest in 10 per cent or more of the issued share capital of the Company as recorded in the register of substantial shareholders maintained under Section 16(1) of the SDI Ordinance were as follows:

Substantial shareholders	Number of ordinary shares held	Note
Yue Xiu	3,863,735,556	(a)
Excellence Enterprises Co., Ltd.	3,797,629,372	(b)
Bosworth International Limited	2,902,927,212	(c)

Notes:

(a) This interest represents the total number of ordinary shares of the Company held by Yue Xiu and its subsidiaries where Yue Xiu is taken to be interested in such shares under Section 8 of the SDI Ordinance.

(b) Subsidiary of Yue Xiu and its interest in the ordinary shares of the Company is duplicated in the interest of Yue Xiu.

(c) Subsidiary of Excellence Enterprises Co., Ltd. and its interest in the ordinary shares of the Company is duplicated in the interest of Excellence Enterprises Co., Ltd.

Save as disclosed herein, no other person is recorded in the register of substantial shareholders maintained under Section 16(1) of the SDI Ordinance as having an interest in 10 per cent or more of the issued share capital of the Company.

Share options

(i) The Company

Pursuant to share option schemes (the "Share Option Schemes") approved by shareholders of the Company on 21st November 1992 and 23rd June 1998, the board of directors of the Company (the "Board") may, at their discretion, grant to directors and employees of the Company or any of its subsidiaries options to subscribe for ordinary shares in the Company. The Share Option Schemes are designed to act as an incentive to employees and executives of the Group. The exercise price is determined by the Board and being equal to the higher of (a) the nominal value of the share; and (b) not less than 80 per cent of the average closing prices of the shares as stated in the Stock Exchange's daily quotation sheets for the five business days immediately preceding (in the case of the share option scheme adopted on 21st November 1992) the date of offer or (in the case of the share option scheme adopted on 23rd June 1998) the date of grant of an option. The cash consideration to be paid for each grant of option is HK$10, with full payment of the exercise price to be made upon exercise of an option.

On 26th June 2002, the shareholders of the Company approved the resolutions relating to the termination of the Share Option Schemes and the adoption of a new share option scheme (the "2002 Share Option Scheme"). Upon termination of the Share Option Schemes, no further share options will be granted thereunder but all the outstanding share options granted prior to such termination continue to be valid and exercisable in accordance therewith, and only those provisions of the Share Option Schemes which are required to give effect to the outstanding share options continue to remain in force for such purpose. The 2002 Share Option Scheme complies with the amendments to Chapter 17 of the Listing Rules.

Pursuant to the 2002 Share Option Scheme, the Board may grant to any person being an employee, officer, director, agent, consultant or representative of Yue Xiu, the Company or any of their respective subsidiaries ("Participants") options to subscribe for shares in the Company. The purpose of the 2002 Share Option Scheme is to provide incentives to Participants to contribute to the Group and to enable the Group to recruit, retain and motivate high-calibre employees and attract human resources that are valuable to the Group. The maximum number of shares which may be issued upon exercise of all options to be granted under the 2002 Share Option Scheme is 10 per cent of the number of shares in issue as at 26th June 2002. The maximum entitlement of each Participant upon exercise of the options granted or to be granted within any 12-month period immediately preceding the proposed date of grant is limited to 1 per cent of the number of shares in issue as at the proposed date of grant. Any further grant of options in excess of this limit is subject to shareholders' approval in general meeting. The share options are exercisable from the commencement date of the option period (which shall be a period to be notified by the Board at the time of the grant of an option, such period to commence on the date of grant or such later date as the Board may decide and expire on the last day of the period, which in any event shall not exceed 10 years from the date of grant), of which a maximum of up to (i) 30 per cent; and (ii) 60 per cent (inclusive of any options exercised under (i)), of the options granted under the relevant grant are exercisable during the period (i) up to the first anniversary; and (ii) up to the second anniversary of the commencement date of the option period respectively. After the second anniversary of the commencement date of the option period the restrictions will cease. In respect of a Participant who is an employee of Yue Xiu, the Company or any of their respective subsidiaries, the same limits on the exercise of the share options as described above shall also apply, except that the periods referred to in (i) and (ii) above shall commence from the later of: (a) the date of completion by such Participant of one year of continuous employment as permanent member of the staff of Yue Xiu, the Company or any of their respective subsidiaries, as the case may be; and (b) the commencement date of the option period, and the date when the restrictions cease shall be modified accordingly. The exercise price is determined by the Board and must be at least the highest of (a) the closing price of the shares as stated in the Stock Exchange's daily quotation sheets on the date of grant; (b) the average closing price of the shares as stated in the Stock Exchange's daily quotation sheets for the five business days immediately preceding the date of grant; and (c) the nominal value of the shares. The cash consideration to be paid for each grant of option is HK$10, with full payment of the exercise price to be made upon exercise of an option. No such options have been granted to any person since its adoption as required to be disclosed under the Listing Rules.

Movements during the year of the options granted under the Share Option Schemes to the employees of the Group other than the directors of the Company as disclosed on page 19 were as follows:

Number of options							
outstanding as at 1st January 2002	lapsed during the year	exercised during the year	outstanding as at 31st December 2002	Exercise price per share HK$	Date of grant	Exercisable period [3]	Weighted average closing price [4] HK$
17,600,000	17,600,000	—	—	0.7344	23/02/1998	23/02/1998 - 20/11/2002	N/A
70,000,000	—	—	70,000,000	0.3936	04/09/1998	04/09/1999 - 03/09/2004	N/A
43,694,000	—	1,220,000	42,474,000	0.5008	14/12/1999	14/12/2000 - 13/12/2005	0.68

Notes:

1. No options have been granted or cancelled during the year.

2. The options granted on 4th September 1998 and 14th December 1999 are exercisable in 2 tranches.

3. If the last day of the exercisable period is not a business day, the exercisable period will expire on the business day preceding thereof.

4. The weighted average closing price per share immediately before the dates on which the options were exercised.

(ii) **GZT**

Pursuant to the share option scheme ("GZT Scheme") approved by shareholders of GZT on 3rd January 1997, the board of directors of GZT (the "GZT Board") may, at their discretion, grant to directors and employees of GZT or any of its subsidiaries options to subscribe for ordinary shares in GZT. The GZT Scheme is designed to act as an incentive to employees and executives of GZT and its subsidiaries. The exercise price is determined by the GZT Board and being equal to the higher of (a) the nominal value of the share; and (b) not less than 80 per cent of the average closing prices of the shares as stated in the Stock Exchange's daily quotation sheets for the five business days immediately preceding the date of offer of an option. The cash consideration to be paid for each grant of option is HK$10, with full payment of the exercise price to be made upon exercise of an option.

On 25th June 2002, the shareholders of GZT approved the resolutions relating to the termination of the GZT Scheme and the adoption of a new share option scheme (the "2002 GZT Scheme"). Upon termination of the GZT Scheme, no further share options will be granted thereunder but all the outstanding share options granted prior to such termination continue to be valid and exercisable in accordance therewith, and only those provisions of the GZT Scheme which are required to give effect to the outstanding share options continue to remain in force for such purpose. The 2002 GZT Scheme complies with the amendments to Chapter 17 of the Listing Rules.

Pursuant to the 2002 GZT Scheme with terms and conditions same as those of 2002 Share Option Scheme, the GZT Board may grant to any person being an employee, officer, director, agent, consultant or representative of the Company, Yue Xiu, GZT or any of their respective subsidiaries options to subscribe for shares in GZT.

Movements during the year of the options granted under the GZT Scheme to the employees of the Group other than the directors of the Company as disclosed on page 20 were as follows:

Number of options							
outstanding as at 1st January 2002	exercised during the year	outstanding as at 31st December 2002	Exercise price per share HK$	Date of grant	Exercisable period [3]	Weighted average closing price [4] HK$
21,400,000	—	21,400,000	2.4080	06/08/1997	06/08/1998 - 05/08/2003	N/A
23,502,000	84,000	23,418,000	0.7632	04/09/1998	04/09/1999 - 03/09/2004	1.180
12,206,000	2,212,000	9,994,000	0.9984	22/12/1999	22/12/2000 - 21/12/2005	1.210
10,686,000	1,548,000	9,138,000	0.7520	07/04/2000	07/04/2001 - 06/04/2006	1.507

Notes :

1. No options have been granted, cancelled or lapsed during the year.
2. All options are exercisable in 3 tranches.
3. If the last day of the exercisable period is not a business day, the exercisable period will expire on the business day preceding thereof.
4. The weighted average closing price per share of GZT immediately before the dates on which the options were exercised.

Independent non-executive directors' fees

Two independent non-executive directors of the Company each received HK$38,000 as directors' fees for the year ended 31st December 2002.

Management contracts

No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or existed during the year.

Major customers and suppliers

No disclosures with regard to the Group's major customers and suppliers are made since the aggregate percentages of sales and purchases attributable to the Group's five largest customers and suppliers are less than 30 per cent of the Group's total sales and purchases respectively.

Pension scheme arrangements

The Group operates a pension scheme for Hong Kong employees. The scheme is a defined contribution scheme and is administered by independent trustees. In relation to each participating employee, the employee contributes 5 per cent and the Group contributes 5 per cent to 15 per cent of the employee's basic salary to the scheme. There were no significant forfeited contributions in respect of employees who left the scheme prior to vesting fully in the contributions during the year and as at 31st December 2002.

The Group also participates in the Mandatory Provident Fund Scheme ("MPF" Scheme) for Hong Kong employees. The Group's MPF Scheme contributions are at 5 per cent of the participating employee's relevant income as defined in the Hong Kong Mandatory Provident Fund Schemes Ordinance up to a maximum of HK$1,000 per employee per month. The participating employees also contribute a corresponding amount to the MPF Scheme from 31st December 2000 if their relevant income is more than HK$4,000 per month. The MPF contributions are fully and immediately vested in the employees as accrued benefits once they are paid.

Certain subsidiaries of the Company in the Mainland of China ("China") are required to participate in a defined contribution retirement plan organised by the Guangzhou Municipal People's Government. All Chinese workers are entitled to a pension equal to a fixed proportion of their ending basic salary amount at their retirement date except for a substantial number of staff members of five subsidiaries in China who are employed by Guangzhou Highways Development Company ("GHDC"), the local partner, pursuant to fixed cost services agreements (the "Services Agreements") executed between these subsidiaries and GHDC. Pursuant to the Services Agreements, details of which are disclosed in note 37(b) to the accounts, GHDC assumes full responsibility for the salaries and all statutory benefits, insurance and welfare funds required to be paid pursuant to relevant laws and regulations of China to the staff members and workers employed by GHDC to perform their duties required under the Services Agreements. The other subsidiaries are required to make contributions to the retirement plan at the rates of 16 per cent to 24 per cent of the basic salaries of their staff members.

The Group's contributions are charged to its profit and loss account and expenses incurred by the Group for the year amounted to HK$41,113,000.

Compliance with the Code of Best Practice of the Listing Rules

In the opinion of the Directors, the Company has complied with the Code of Best Practice as set out in appendix 14 of the Listing Rules throughout the year ended 31st December 2002, except that the independent non-executive directors of the Company are not appointed for specific terms but are subject to retirement by rotation at the annual general meeting of the Company in accordance with the Company's Articles of Association. In the opinion of the Directors, this meets the same objective of the Code of Best Practice.

Audit committee

Pursuant to the Listing Rules, an audit committee (the "Audit Committee"), comprising two independent non-executive directors, namely Mr Yu Lup Fat Joseph and Mr Lee Ka Lun, was established.

By reference to "A Guide for The Formation of An Audit Committee" published by the Hong Kong Society of Accountants, written terms of reference which describe the authority and duties of the Audit Committee were prepared and adopted by the board of directors of the Company. The principal activities of the Audit Committee include the review and supervision of the Group's financial reporting process and internal controls.

Practice note 19 of the Listing Rules

As at 31st December 2002, the Group had loan agreements with covenants relating to specific performance of the controlling shareholder as set out below:

(a) Pursuant to a loan agreement ("Tranche A Loan Agreement") entered into between the Company and two banks in Hong Kong ("Tranche A Lenders"), a loan facility in the aggregate principal amount of US$25,000,000 (equivalent to approximately HK$195,000,000) ("Tranche A Facility") is made available by the Tranche A Lenders to the Company for a term of three years from 7th September 2001 and subject to and in accordance with the terms and conditions therein contained. Yue Xiu has undertaken the Tranche A Lenders that throughout the tenure of the Tranche A Facility and so long as any sum remains outstanding, Yue Xiu will beneficially own (whether directly or indirectly) not less than 40 per cent of the issued share capital of the Company from time to time ("Tranche A Undertaking").

(b) Pursuant to a loan agreement ("Tranche B Loan Agreement") entered into between the Company and a group of banks in Hong Kong ("Tranche B Lenders"), a syndicated loan facility in the aggregate principal amount of HK$2,630,000,000 ("Tranche B Facility") is made available by the Tranche B Lenders to the Company for a term of 66 months from 23rd September 2002 or 60 months from date of first drawing, whichever date is earlier, and subject to and in accordance with the terms and conditions therein contained. Yue Xiu has undertaken the Tranche B Lenders that throughout the tenure of the Tranche B Facility and so long as any sum remains outstanding, Yue Xiu will beneficially own (whether directly or indirectly) not less than 30 per cent of the issued share capital of the Company ("Tranche B Undertaking").

Breach of Tranche A Undertaking or Tranche B Undertaking will constitute an event of default under the respective loan agreements. Upon the occurrence of such event of default, all amounts outstanding under Tranche A Facility or Tranche B Facility will become immediately repayable by the Company. Furthermore, such event of default may also trigger cross default under other banking facilities available to the Company and/or its subsidiaries.

Subsequent event

Details of the subsequent event is set out in note 38 to the accounts.

Auditors

The accounts have been audited by PricewaterhouseCoopers who retire and, being eligible, offer themselves for re-appointment.

On behalf of the Board
Ou Bingchang
Chairman

Hong Kong, 16th April 2003



羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor Prince's Building
Central Hong Kong

AUDITORS' REPORT TO THE SHAREHOLDERS OF
GUANGZHOU INVESTMENT COMPANY LIMITED
(incorporated in Hong Kong with limited liability)

We have audited the accounts on pages 28 to 94 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Hong Kong Companies Ordinance requires the Directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion to you.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the accounts give a true and fair view of the state of affairs of the Company and of the Group as at 31st December 2002 and of the Group's loss and cash flows for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 16th April 2003

Consolidated Profit and Loss Account

For the year ended 31st December 2002

	Note	2002 HK$'000	2001 HK$'000
Turnover	4	3,225,473	3,374,335
Cost of sales		(2,191,925)	(2,124,257)
Gross profit		1,033,548	1,250,078
Other revenues	4	19,110	70,278
Selling and distribution expenses		(148,420)	(140,417)
Administrative expenses		(541,530)	(504,537)
Other operating income/(expenses)		23,203	(61,272)
Gain on disposal of a subsidiary		—	14,591
Loss on deemed disposal of a subsidiary		(7,773)	(10,384)
Operating profit before provision for impairment and revaluation deficit	5	378,138	618,337
Provision for impairment of			
- properties held for/under development and held for sale, and interests in property development projects	6	(564,750)	(14,000)
- fixed assets		(52,974)	(1,217)
- other investments		(33,462)	—
Revaluation deficit on investment properties		(240,550)	(28,404)
(Loss)/profit from operation		(513,598)	574,716
Finance costs	7	(185,986)	(256,048)
Share of profits less losses of			
- jointly controlled entities		(26,329)	(18,109)
- associated companies		152,659	139,985
Provision for impairment of interest in			
- a jointly controlled entity		(111,655)	—
- an associated company		(52,500)	—
(Loss)/profit before taxation		(737,409)	440,544
Taxation	8	(80,999)	(92,755)
(Loss)/profit after taxation		(818,408)	347,789
Minority interests		(170,633)	(308,007)
(Loss)/profit attributable to shareholders	9 & 27(a)	(989,041)	39,782
(Loss)/earnings per share	10		
Basic		(24.62 cents)	1.00 cent
Fully diluted		N/A	0.99 cent

As at 31st December 2002

	Note	2002 HK$'000	2001 HK$'000
Interests in toll highways and bridges	13	**2,217,197**	2,272,680
Other intangible assets	14	**(3,605,149)**	(10,777)
Fixed assets	15(a)	**5,075,206**	4,143,278
Interests in jointly controlled entities	17	**797,185**	1,307,158
Interests in associated companies	18	**1,491,505**	1,728,407
Investment securities and other investments	19	**258,043**	246,224
		2,546,733	3,281,789
Current assets			
Properties held for/under development		**11,754,545**	5,740,219
Properties held for sale		**3,309,939**	1,310,486
Interests in property development projects	20	**68,493**	93,728
Inventories	21	**146,021**	316,807
Due from			
- related companies	22	**57,971**	29,138
- minority shareholders	22	**—**	6,339
Accounts receivable, prepayments and deposits	23	**897,282**	1,155,783
Pledged deposits		**—**	211,570
Bank balances and cash	24	**1,077,499**	1,410,515
		17,311,750	10,274,585
Current liabilities			
Accounts payable and accrued charges	25	**5,026,648**	819,352
Due to minority shareholders	22	**104,739**	104,203
Bank loans			
- secured	36	**1,336,449**	249,533
- unsecured		**694,392**	555,844
Bank overdrafts - unsecured		**32,164**	22,053
Current portion of long-term liabilities	28	**1,386,510**	801,424
Taxation payable		**65,558**	78,615
		8,646,460	2,631,024
		8,665,290	7,643,561
Total assets less current liabilities		**14,899,277**	17,330,531

Consolidated Balance Sheet

As at 31st December 2002

	Note	2002 HK$'000	2001 HK$'000
Financed by:			
Share capital	26	**611,810**	400,829
Reserves	27(a)	**6,404,735**	6,129,709
Shareholders' funds		**7,016,545**	6,530,538
Minority interests		**4,064,961**	6,425,518
Non-current liabilities			
Long-term liabilities	28	**3,803,142**	4,361,175
Deferred taxation	29	**14,629**	13,300
		14,899,277	17,330,531

On behalf of the Board

Ou Bingchang
Director

Xie Shuwen
Director

As at 31st December 2002

	Note	2002 HK$'000	2001 HK$'000
Fixed assets	15(b)	**21,704**	28,544
Investments in subsidiaries	16	**9,766,938**	6,375,428
Current assets			
Other receivables, prepayments and deposits	23	**43,923**	5,432
Amount due from a related company	22	**237**	—
Pledged deposits		**—**	171,028
Bank balances and cash	24	**225,364**	161,099
		269,524	337,559
Current liabilities			
Other payables and accrued charges	25	**30,332**	33,780
Current portion of long-term liabilities	28	**828,927**	381,691
		859,259	415,471
Net current liabilities		**(589,735)**	(77,912)
Total assets less current liabilities		**9,198,907**	6,326,060
Financed by:			
Share capital	26	**611,810**	400,829
Reserves	27(b)	**5,964,449**	4,935,317
Shareholders' funds		**6,576,259**	5,336,146
Long-term liabilities	28	**2,622,648**	989,914
		9,198,907	6,326,060

On behalf of the Board

Ou Bingchang
Director

Xie Shuwen
Director

Consolidated Cash Flow Statement

For the year ended 31st December 2002

	Note	2002 HK$'000	2001 HK$'000
Net cash inflow generated from operations	31(a)	**765,337**	487,777
Interest received		**13,763**	34,233
Interest paid		**(184,888)**	(239,398)
Interest element of finance leases rental payments		**(73)**	(116)
Interest on convertible bonds		**(13,586)**	(20,378)
Hong Kong profits tax paid		**(3,160)**	(15,342)
Overseas taxation paid		**(77,177)**	(72,387)
Net cash inflow from operating activities		**500,216**	174,389
Investing activities			
Dividends received from jointly controlled entities and associated companies		**94,447**	131,335
Dividends received from other investments		**4,513**	34,845
Dividends paid to minority shareholders		**(106,879)**	(143,307)
Investment in toll highway and bridges		**(20,265)**	—
Purchases of fixed assets		**(131,624)**	(222,714)
Sale of fixed assets		**2,108**	49,466
Purchase of subsidiaries pursuant to the Very Substantial Acquisition	31(b)	**(1,578,499)**	—
Sale of subsidiaries	31(c)	**(122,643)**	114,697
Increase in shareholdings of subsidiaries		**(142,296)**	(173,000)
Issue of a subsidiary's shares		**4,703**	6,175
Investment in an associated company		**(304,518)**	—
Capital injection to investments in a subsidiary, associated companies and jointly controlled entities		—	(79,721)
Partial disposal of a jointly controlled entity		**15,156**	—
Purchases of other investments		**(14,279)**	(101,188)
Return of investment from other investments		**42,132**	46,843
Deposit for investment in other investments		—	(44,144)
Sale of investment securities and other investments		—	166,184
Net advance to associated companies and jointly controlled entities		**(101,893)**	(19,463)
Decrease in pledged deposits and bank deposits with maturity date over three months		**177,245**	5,458
Net cash outflow from investing activities		**(2,182,592)**	(228,534)

For the year ended 31st December 2002

	Note	2002 HK$'000	2001 HK$'000
Financing activities	31(d)		
Issue of ordinary shares		**993**	5,804
Repayment to associated companies		**(8,694)**	(64)
New bank loans		**3,528,764**	1,139,345
Repayment of bank loans		**(1,887,298)**	(760,415)
Repayment of convertible bonds		**—**	(95,000)
(Repayment to)/loans from a shareholder, related companies and minority shareholders		**(309,700)**	44,191
Addition of other borrowings		**15,430**	3,510
Repayment of capital element of finance leases		**(246)**	(385)
Capital contribution from minority shareholders		**—**	10,558
Net cash inflow from financing activities		**1,339,249**	347,544
(Decrease)/increase in cash and cash equivalents		**(343,127)**	293,399
Cash and cash equivalents at the beginning of year		**1,388,462**	1,095,063
Cash and cash equivalents at the end of year		**1,045,335**	1,388,462
Analysis of balances of cash and cash equivalents			
Bank balances and cash		**1,077,499**	1,410,515
Bank overdrafts		**(32,164)**	(22,053)
		1,045,335	1,388,462

Consolidated Statement of Changes in Equity

For the year ended 31st December 2002

	Note	2002 HK$'000	2001 HK$'000
Total equity as at 1st January		**6,530,538**	6,485,546
Exchange differences arising on translation of the accounts of foreign subsidiaries, associated companies and jointly controlled entities	27	**(1,655)**	2,778
Net (loss)/gain not recognised in the profit and loss account		**(1,655)**	2,778
(Loss)/profit for the year	27	**(989,041)**	39,782
Share of reserves upon further acquisition of interest in an associated company	27	**—**	637
Release of reserve upon disposal of properties held for/under development and properties held for sale	27	**(10,475)**	(14,626)
Release of reserves and goodwill upon disposal of subsidiaries and an associated company	27	**516,680**	(25,746)
Release of reserves upon deemed disposal of a subsidiary	27	**(32)**	(37)
Issue of shares net of issuing expenses	26 & 27	**970,530**	42,204
Total equity as at 31st December		**7,016,545**	6,530,538

1 Basis of preparation

The accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants ("HKSA"). They have been prepared under the historical cost convention except that investment properties are stated at fair value.

In the current year, the Group adopted the following Statements of Standard Accounting Practice ("SSAPs") issued by the HKSA which are, unless otherwise stated, effective for accounting periods commencing on or after 1st January 2002:

SSAP 1 (revised)	:	Presentation of financial statements
SSAP 11 (revised)	:	Foreign currency translation
SSAP 15 (revised)	:	Cash flow statements
SSAP 33	:	Discontinuing operations
SSAP 34 (revised)	:	Employee benefits

The adoption of the above standards had no material effect on amounts reported in prior year, except that certain presentational changes have been made upon the adoption of SSAP 1 (revised) "Presentation of financial statements" and SSAP 15 (revised) "Cash flow statements".

Certain 2001 comparative figures have been restated to conform to current year's presentation.

2 Very substantial acquisition

On 20th December 2002, the Group completed the Very Substantial Acquisition as set out in the circular to shareholders dated 31st December 2001. The transaction involved the acquisition of the entire interest in Guangzhou Construction & Development Holdings (China) Limited ("GCD") and 49 per cent interest in Super Gain Development Limited ("Super Gain"), being a 51 per cent subsidiary prior to the acquisition, for a total consideration of approximately HK$4,544 million (collectively the "Transaction").

The consideration of the Transaction was satisfied by (i) HK$2,000 million in cash; (ii) HK$970 million by way of allotment and issuance of 2,107,688,555 shares of the Company at HK$0.46 each to Yue Xiu; and (iii) HK$1,574 million by way of disposals of the Group's entire interests in China Century Cement International Limited ("Cement Sub-group"), 36.84 per cent effective interest in Jin Peng Group Company Limited ("Jin Peng"), 46.7 per cent effective interest in China Information Technology Industry Co. Ltd. ("China ITI") and assignment of shareholders' loan totalling HK$886 million due from Cement Sub-group, Jin Peng and China ITI to Yue Xiu Enterprises (Holdings) Limited ("Yue Xiu"), a substantial shareholder of the Company.

3 Principal accounting policies

The principal accounting policies adopted in the preparation of these accounts are set out below:

(a) Group accounting

(i) Consolidation

The consolidated accounts include the accounts of the Company and its subsidiaries made up to 31st December. Subsidiaries are those entities in which the Group controls the composition of the Board of Directors, controls more than half the voting power or holds more than half of the issued share.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated profit and loss account from the effective date of acquisition or up to the effective date of disposal, as appropriate.

3 Principal accounting policies (cont'd)

(a) Group accounting (cont'd)

(i) Consolidation (cont'd)

All significant intercompany transactions and balances within the Group are eliminated on consolidation.

The gain or loss on the disposal of a subsidiary represents the difference between the proceeds of the sale and the Group's share of its net assets together with any unamortised goodwill/negative goodwill or goodwill/negative goodwill taken to reserves which was not previously charged or recognised in the consolidated profit and loss account.

Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

In the Company's balance sheets the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

(ii) Jointly controlled entities

A jointly controlled entity is a contractual arrangement whereby the Group and other parties undertake an economic activity which is subject to joint control and none of the participating parties has unilateral control over the economic activity.

The consolidated profit and loss account includes the Group's share of the results of jointly controlled entities for the year, and the consolidated balance sheet includes the Group's share of the net assets of the jointly controlled entities and also goodwill/negative goodwill (net of accumulated amortisation) on acquisition.

(iii) Associated companies

An associated company is a company, not being a subsidiary, in which an equity interest is held for the long-term and significant influence is exercised in its management.

The consolidated profit and loss account includes the Group's share of the results of associated companies for the year, and the consolidated balance sheet includes the Group's share of the net assets of the associated companies and also goodwill/negative goodwill (net of accumulated amortisation) on acquisition.

Equity accounting is discontinued when the carrying amount of the investment in an associated company reaches zero, unless the Group has incurred obligations or guaranteed obligations in respect of the associated company.

(iv) Translation of foreign currencies

Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities expressed in foreign currencies at the balance sheet date are translated at rates of exchange ruling at the balance sheet date. Exchange differences arising in these cases are dealt with in the profit and loss account.

The balance sheets of subsidiaries, jointly controlled entities and associated companies expressed in foreign currencies are translated at the rates of exchange ruling at the balance sheet date whilst the profit and loss account is translated at an average rate. Exchange differences are dealt with as a movement in reserves.

In prior years, the profit and loss of foreign enterprises was translated at closing rate. This is a change in accounting policy, however, the translation of the profit and loss of foreign enterprises in prior years has not been restated as the effect of this change is not material to the current and prior years.

3 Principal accounting policies (cont'd)

(b) Fixed assets

(i) Investment properties

Investment properties are interests in land and buildings in respect of which construction work and development have been completed and which are held for their investment potential, any rental income being negotiated at arm's length.

Investment properties held on leases with unexpired periods greater than 20 years are valued annually by independent valuers. The valuations are on an open market value basis related to individual properties and separate values are not attributed to land and buildings. The valuations are incorporated in the annual accounts. Increases in valuation are credited to the investment properties revaluation reserve. Decreases in valuation are first set off against increases on earlier valuations on a portfolio basis and thereafter are debited to operating profit. Any subsequent increases are credited to operating profit up to the amount previously debited.

Investment properties held on leases with unexpired periods of 20 years or less are depreciated over the remaining portion of the leases.

Upon the disposal of an investment property, the relevant portion of the revaluation reserve realised in respect of previous valuations is released from the investment properties revaluation reserve to the profit and loss account.

(ii) Other properties

Other properties are interests in land and buildings other than investment properties and are stated at cost less accumulated depreciation and accumulated impairment losses. Depreciation on leasehold land and buildings is calculated to write off their cost less accumulated impairment losses over the unexpired periods of the leases or their expected useful lives to the Group, whichever is shorter. The principal annual rates used for this purpose are 2 per cent to 7 per cent per annum.

(iii) Production facilities under construction

Production facilities under construction are stated at cost which comprise costs of construction, purchase cost of plant and machinery pending installation and interest charges arising from borrowings used to finance the construction.

No depreciation is provided for production facilities under construction until they are completed and put into commercial use.

3 Principal accounting policies (cont'd)

(b) Fixed assets (cont'd)

(iv) Other fixed assets

Other fixed assets, comprising plant and machinery and tools, leasehold improvements, furniture, fixtures and office equipment and motor vehicles are stated at cost less accumulated depreciation and accumulated impairment losses.

Other fixed assets are depreciated at rates sufficient to write off their cost less accumulated impairment losses over their estimated useful lives on a straight-line basis. The principal annual rates are as follows:

Plant and machinery and tools	5 to 33 per cent
Leasehold improvements, furniture, fixtures and office equipment	20 per cent
Motor vehicles	20 to 33 per cent

The plant components are depreciated over the period to overhaul. Major costs incurred in restoring the plant components to its normal working condition to allow continued use of the overall asset are capitalised and depreciated over the period to the next overhaul.

Improvements are capitalised and depreciated over their expected useful lives to the Group.

(v) Impairment and gain or loss on disposal of fixed assets

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that fixed assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognised to reduce the asset to its recoverable amount. Such impairment losses are recognised in the profit and loss account except where the asset is carried at valuation and the impairment loss does not exceed the revaluation surplus for that same asset, in which case it is treated as a revaluation decrease.

The gain or loss on disposal of a fixed asset other than investment properties is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the profit and loss account. Any revaluation reserve balance remaining attributable to the relevant asset is transferred to retained profits and is shown as a movement in reserves.

(c) Assets under leases

(i) Finance leases

Leases that substantially transfer to the Group all the risks and rewards of ownership of assets are accounted for as finance leases. Finance leases are capitalised at the inception of the leases at the lower of the fair value of the leased assets or the present value of the minimum lease payments. Each lease payment is allocated between the capital and finance charges so as to achieve a constant rate on the capital balances outstanding. The corresponding rental obligations, net of finance charges, are included in non-current liabilities. The finance charges are charged to the profit and loss account over the lease periods.

Assets held under finance leases are depreciated over the shorter of their estimated useful lives or the lease periods.

3 Principal accounting policies (cont'd)

(c) Assets under leases (cont'd)

(ii) Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases net of any incentives received from the leasing company are charged to the profit and loss account on a straight-line basis over the lease periods.

(d) Interests in toll highways and bridges

Interests in toll highways and bridges represent their respective operating rights.

Amortisation of interests in toll highways and bridges is provided on the basis of a sinking fund calculation where annual amortisation amounts compounded at predetermined rates ranging from 0.8 to 4.8 per cent per annum will be equal to the cost of the relevant toll highways and bridges at the end of the joint venture periods.

(e) Intangibles

(i) Goodwill/negative goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiary/associated company/jointly controlled entity at the date of acquisition. Goodwill on acquisition of subsidiary/associated company/jointly controlled entity engaged in the operation of toll highways or bridges occurring on or after 1st January 2001 is amortised on the basis of a sinking fund calculation over the period for which the Group is granted the rights to operate the highways or bridges. For other acquisitions, goodwill is generally amortised using the straight-line method over the maximum period of 20 years.

Goodwill on acquisitions that occurred prior to 1st January 2001 was eliminated against reserves. Any impairment arising on such goodwill is accounted for in the profit and loss account.

Negative goodwill represents the excess of the fair value of the Group's share of the net assets acquired over the cost of acquisition.

For acquisitions after 1st January 2001, negative goodwill is presented in the same balance sheet classification as goodwill. To the extent that negative goodwill relates to expectations of future losses and expenses that are identified in the Group's plan for the acquisition and can be measured reliably, but which do not represent identifiable liabilities at the date of acquisition, that portion of negative goodwill is recognised in the profit and loss account when the future losses and expenses are recognised. For negative goodwill on acquisition of subsidiary/ associated company/ jointly controlled entity engaged in property investment, any remaining negative goodwill, not exceeding the fair values of the non-monetary assets acquired, is amortised on the following bases:

- Properties under development and properties held for sales - amortisation is calculated based on the actual area of properties sold over the total available saleable area.
- Investment properties - amortisation is calculated using the straight-line method over the maximum period of 20 years.

3 Principal accounting policies (cont'd)

(e) Intangibles (cont'd)

(i) Goodwill/negative goodwill (cont'd)

Negative goodwill in excess of the fair values of those non-monetary assets is recognised in the profit and loss account immediately.

For acquisitions prior to 1st January 2001, negative goodwill was taken directly to reserves on acquisition.

The gain or loss on disposal of an entity includes the unamortised balance of goodwill relating to the entity disposed of or, for acquisitions prior to 1st January 2001, the related goodwill written-off against reserves to the extent it has not previously been realised in the profit and loss account.

(ii) Research and development costs

Research costs are expensed as incurred. Costs incurred on development projects relating to the design and testing of new or improved products are recognised as an intangible asset where the technical feasibility and intention of completing the product under development has been demonstrated and the resources are available to do so, costs are identifiable and there is an ability to sell or use the asset that will generate probable future economic benefits. Such development costs are recognised as an asset and amortised on a straight-line basis over a period of not more than 5 years to reflect the pattern in which the related economic benefits are recognised. Development costs that do not meet the above criteria are expensed as incurred. Development costs previously recognised as an expense are not recognised as an asset in a subsequent period.

(iii) Impairment of intangible assets

Where an indication of impairment exists, the carrying amount of any intangible asset, including goodwill previously written-off against reserves, is assessed and written-down immediately to its recoverable amount.

(f) Investments securities and other investments

(i) Investment securities

Investment securities are stated at cost less any provision for impairment losses.

The carrying amounts of individual investments are reviewed at each balance sheet date to assess whether the fair values have declined below the carrying amounts. When a decline other than temporary has occurred, the carrying amount of such securities will be reduced to its fair value. The impairment loss is recognised as an expense in the profit and loss account. This impairment loss is written back to the profit and loss account when the circumstances and events that led to the write-downs or write-offs cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

3 Principal accounting policies (cont'd)

(f) Investments securities and other investments (cont'd)

(ii) Other investments

Other investments held for long term are stated at cost less accumulated impairment losses. The carrying amounts of individual investments are reviewed at each balance sheet date to assess whether the fair values have declined below the carrying amounts. When a decline other than temporary has occurred, the carrying amount of such investment will be reduced to its fair value. The impairment loss is recognised as an expense in the profit and loss account. This impairment loss is written-back to profit and loss when the circumstances and events that led to the write-downs or write-offs cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

If the rights and interest in investments are surrendered by the Group upon the termination of related joint venture period, amortisation is provided to write-off its cost over the joint venture period on the straight-line basis. The results of other investments are accounted for on the basis of dividends received and receivable.

(g) Properties held for/under development

Properties held for/under development are stated at cost which comprises land cost, development and construction expenditures net of incidental rental income, borrowing costs capitalised and other direct costs attributable to the development, plus attributable profits recognised on the basis set out in note 3(p)(ii) taken up to date, less provisions for foreseeable losses and sales instalments received.

(h) Properties held for sale

Properties held for sale are stated at the lower of cost and net realisable value. Cost includes land cost, development and construction expenditure, borrowing costs capitalised and other incidental costs. Net realisable value is the estimated price at which a property can be realised less related expenses.

(i) Interests in property development projects

Interests in property development projects are stated at cost which comprises development cost contributed towards the project, borrowing costs capitalised and other incidental costs, less provision, if necessary, for impairment loss. The results of these projects are accounted for in the accounts only to the extent of actual proceeds or distributions of assets received and receivable by the Group.

(j) Inventories

Inventories, comprise stock and work in progress, are stated at the lower of cost and net realisable value. Cost, calculated on the weighted average basis, comprises direct materials, direct labour and an appropriate proportion of all production overhead expenditure. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

(k) Accounts receivable

Provision is made against accounts receivable to the extent that they are considered to be doubtful. Accounts receivable in the balance sheet are stated net of such provision.

3 Principal accounting policies (cont'd)

(l) Convertible bonds

Convertible bonds are stated at the aggregate of the net proceeds from the issue less amount converted into shares. The net proceeds represent the consideration received on the issue of bonds after deduction of issuing costs. Issuing costs which comprise costs incurred directly in connection with the issue of bonds are amortised on a straight-line basis over the terms of the bonds which is the earliest date at which the bonds would be redeemed.

When bonds are converted into shares, the amount recognised in respect of the shares issued upon conversion is the amount at which the liability of the bonds is stated as at the date of conversion less the related unamortised issuing costs attributable to the bonds converted.

Provision has been made for premium on redemption, which represents the difference between the principal and the redeemed amount. Premium on redemption was charged to the profit and loss account on a straight-line basis over the terms of the bonds.

(m) Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks and bank overdrafts.

(n) Contingent liabilities

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the accounts. When a change in the probability of an outflow occurs so that outflow is probable, they will then be recognised as a provision.

(o) Deferred taxation

Deferred taxation is accounted for at the current taxation rate in respect of timing differences between profit as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or an asset is expected to be payable or recoverable in the foreseeable future.

3 Principal accounting policies (cont'd)

(p) Revenue and profit recognition

(i) Revenues arising from the sale of properties held for sale are recognised on the execution of the legally binding contracts of sale.

(ii) The recognition of revenues from the sale of properties held for/under development in advance of completion commences when a legally binding contract of sale has been executed.

When properties held for/under development are sold in advance of completion, and there is reasonable certainty as to the outcome of the property development projects, the total estimated profit is apportioned over the entire period of construction to reflect the progress of the development. The profit is computed each year as a proportion of the total estimated profit to completion, the proportion used being the proportion of construction costs incurred at the balance sheet date to total estimated construction costs to completion, limited to the amount of sales instalments received and subject to due allowance for contingencies.

Where purchasers fail to pay the balance of the purchase price on completion and the Group exercises its entitlement to resell the property, sales deposits received in advance of completion are forfeited and credited to operating profit, any profits previously recognised in accordance with the aforesaid policy are reversed.

(iii) Operating lease rental income is recognised on a straight-line basis.

(iv) Revenue from property management is recognised in the year in which the services are rendered.

(v) Revenue from the sale of goods is recognised on the transfer of risks and rewards of ownership, which generally coincides with the time when the goods are delivered to customers and title has passed.

(vi) Toll revenue, net of revenue tax, is recognised on a receipt basis.

(vii) Interest income is recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

(viii) Dividend income is recognised when the right to receive payment is established.

(ix) Agency fee revenue from property broking is recognised when the relevant agreement becomes unconditional or irrevocable.

(q) Employee benefits

(i) Employee leave entitlements

Employee entitlements to annual leave and long service leave are recognised when they accrue to employers. A provision is made for the estimated liability for annual leave and long service leave as a result of services rendered by employees up to the balance sheet date.

Employee entitlements to sick leave and maternity or paternity leave are not recognised until the time of leave.

(ii) Pension obligations

The Group's contributions to the defined contribution retirement schemes are expensed as incurred and reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contributions. The assets of the scheme are held separately from those of the Group in an independently administered fund.

3 Principal accounting policies (cont'd)

(q) Employee benefits (cont'd)

(iii) Medical benefits

The Group's contributions to defined contribution medical benefit scheme are expensed as incurred.

(r) Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of that asset.

All other borrowing costs are charged to the profit and loss account in the year in which they are incurred.

(s) Segment reporting

In accordance with the Group's internal financial reporting the Group has determined that business segments be presented as the primary reporting format and geographical as the secondary reporting format.

Unallocated costs represent corporate expenses. Segment assets consist primarily of intangible assets, fixed assets, inventories, properties held for/under development, properties held for sale, property development projects, receivables, interests in jointly controlled entities and associated companies. Segment liabilities comprise operating liabilities and exclude items such as taxation and certain corporate borrowings. Capital expenditure comprises additions to fixed assets (note 15), including additions resulting from acquisitions through purchases of subsidiaries (note 31(c)).

In respect of geographical segment reporting, sales are based on the country in which the customer is located. Total assets and capital expenditure are where the assets are located.

4 Turnover, revenue and segment information

The Group is principally engaged in development, operation and management of toll highways and bridges, development, selling and management of properties and holding of investment properties, manufacturing and trading of newsprint and corrugated paper, cement and ready-mixed concrete. Revenues recognised during the year are as follows:

	2002	2001
	HK$'000	HK$'000
Turnover		
Net toll revenue from toll operations	**355,638**	418,616
Sales of properties	**636,514**	439,166
Gross rental income	**152,943**	141,555
Property management fee income	**9,945**	10,080
Sales of newsprint and corrugated paper	**1,141,688**	1,330,720
Sales of cement and ready-mixed concrete	**916,020**	1,019,564
Sales of computer software system	**12,725**	14,634
	3,225,473	3,374,335
Other revenues		
Dividend income	**4,513**	34,845
Interest income	**13,763**	34,233
Agency fee income	**834**	1,200
	19,110	70,278
Total revenues	**3,244,583**	3,444,613

4 Turnover, revenue and segment information (cont'd)

Primary reporting format - business segments

The Group is organised mainly in Hong Kong and the Mainland of China ("China") into four main business segments:

- Properties - development, selling and management of properties and holding of investment properties
- Toll operations - development, operation and management of toll highways and bridges
- Paper - manufacturing and selling of newsprint and corrugated paper
- Cement - manufacturing and selling of cement and ready-mixed concrete (a discontinued operation as detailed in note below)

Other operations of the Group mainly comprise investment holding and high technology business (a discontinued operation as detailed in note below), neither of which are of a sufficient size to be reported separately.

There are no sales between the business segments.

Secondary reporting format - geographical segments

The Group's four business segments are mainly managed in Hong Kong and China:

Hong Kong - properties and cement
China - properties, paper, cement and toll operations
Others - properties

There are no sales between the geographical segments.

4 Turnover, revenue and segment information (cont'd)

Primary reporting format - business segments

	Toll operations		Properties		Paper		(Discontinued operation) Cement (Note)		Other operations		Group	
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Turnover	355,638	418,616	797,298	590,801	1,141,688	1,330,720	916,020	1,019,564	14,829	14,634	3,225,473	3,374,335
Segment results	179,912	227,709	13,986	129,598	111,316	203,690	122,810	80,737	(11,613)	2,520	416,411	644,254
Interest income											13,763	34,233
Unallocated operation costs											(52,036)	(60,150)
Provision for impairment of properties, fixed assets and other investments and revaluation deficit of investment properties	(33,462)	—	(802,650)	(40,943)	(35,694)	—	—	(1,217)	(19,930)	(1,461)	(891,736)	(43,621)
Finance costs											(185,986)	(256,048)
Share of profits less losses of:												
Jointly controlled entities	(36,102)	—	(115)	(420)	—	(22,944)	9,888	5,255	—	—	(26,329)	(18,109)
Associated companies	153,904	117,497	4,529	12,884	—	—	—	—	(5,774)	9,604	152,659	139,985
Provision for a jointly controlled entity and an associated company	—	—	(52,500)	—	(111,655)	—	—	—	—	—	(164,155)	—
(Loss)/profit before taxation											(737,409)	440,544
Taxation											(80,999)	(92,755)
(Loss)/profit after taxation											(818,408)	347,789
Minority interests											(170,633)	(308,007)
(Loss)/profit attributable to shareholders											(989,041)	39,782
Segment assets	2,606,537	2,565,560	15,756,011	8,621,547	1,654,080	2,437,261	—	1,526,970	34,875	39,274	20,051,503	15,190,612
Interests in jointly controlled entities	357,355	436,592	380,484	264,446	59,346	171,000	—	435,120	—	—	797,185	1,307,158
Interests in associated companies	1,495,249	1,319,763	(3,744)	209,119	—	—	—	—	—	199,525	1,491,505	1,728,407
Unallocated assets											1,205,544	1,735,378
Total assets											23,545,737	19,961,555
Segment liabilities	29,169	25,106	4,751,261	362,617	215,828	190,788	—	202,830	58	4,366	4,996,316	785,707
Unallocated liabilities											7,467,915	6,219,792
Total liabilities											12,464,231	7,005,499
Capital expenditure	21,525	30,308	7,235	2,009	75,613	158,162	46,702	28,731	814	3,504	151,889	222,714
Depreciation and amortisation	83,048	88,794	(47,284)	4,446	132,947	129,785	69,235	61,277	4,611	1,139	242,557	285,441
Other non-cash expenses	—	10,383	5,981	4,090	50,503	13,332	6,579	6,641	15,512	—	78,575	34,446

4 Turnover, revenue and segment information (cont'd)

Primary reporting format - business segments (cont'd)

Note:

As detailed in note 2 to the accounts, the Company disposed of its entire interest in Cement Sub-group, 36.84 per cent effective interest in Jin Peng and 46.7 per cent effective interest in China ITI as part of the consideration for the Transaction. The cement and high technology business segments therefore became discontinued operation at year end.

Carrying amount of the turnover and segment results of Cement Segment were disclosed above. During the period from 1st January 2002 to 20th December 2002, Cement Segment's taxation was *HK$16 million (2001: HK$15 million)*, cash inflow from operating activities was HK$148 million (2001: HK$12 million), cash outflow from investing activities was HK$32 million (2001: HK$50 million) and cash outflow from financing activities was HK$101 million (2001: HK$4 million). The carrying amount of turnover and segment results, and cash flow statements of Jin Peng and China ITI were not of a sufficient size to be disclosed separately.

Secondary reporting format - geographical segments

	Turnover		Total assets		Capital expenditure	
	2002	2001	**2002**	2001	**2002**	2001
	HK$'000	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000
Hong Kong	**409,560**	553,699	**1,640,296**	2,838,342	**23,680**	12,990
China	**2,812,908**	2,817,867	**19,496,027**	13,933,935	**128,189**	209,724
Overseas	**3,005**	2,769	**52,662**	115,615	**20**	—
	3,225,473	3,374,335	**21,188,985**	16,887,892	**151,889**	222,714
Interests in jointly controlled entities			**797,185**	1,307,158		
Interests in associated companies			**1,491,505**	1,728,407		
Unallocated assets			**68,062**	38,098		
Total assets			**23,545,737**	19,961,555		

5 Operating profit before provision for impairment and revaluation deficit

	2002 HK$'000	2001 HK$'000
Operating profit before provision for impairment and revaluation deficit is stated after crediting and charging the following:		
Crediting		
Gross rental income from investment properties	77,345	84,898
Less: direct outgoings	(7,874)	(5,714)
Net rental income from investment properties	69,471	79,184
Amortisation of negative goodwill	51,415	—
Write-back of provision for Plantation Fund	42,156	—
Gain on partial disposal of a jointly controlled entity	6,240	—
Charging		
Auditors' remuneration	5,921	3,670
Cost of inventories sold	2,021,094	1,874,136
Depreciation		
- Owned fixed assets	210,894	198,558
- Leased fixed assets	407	655
Amortisation of interests in toll highways and bridges	75,748	79,663
Amortisation of other investments	—	4,162
Amortisation of goodwill	6,604	2,244
Amortisation of development costs	319	159
Loss on disposal of fixed assets	39,803	22,715
Staff costs *(note 11)*	265,152	266,956
Operating leases		
- Hire of plant and machinery	7,225	11,000
- Land and buildings	55,278	61,635
Write off of bad debts/provision for doubtful debts	30,506	24,063
Provision for amount due from an associated company	19,908	—

6 Provision for impairment of properties

	2002 HK$'000	2001 HK$'000
Provision for impairment of		
- properties held for/under development	529,000	14,000
- properties held for sale	13,160	—
- interests in property development projects	22,590	—
	564,750	14,000

7 Finance costs

	2002 HK$'000	2001 HK$'000
Interest on bank loans and overdrafts	**139,953**	192,567
Interest element of finance leases	**73**	116
Premium on redemption of convertible bonds	**7,501**	7,248
Other interests on		
- amounts due to minority shareholders	**38,419**	38,027
- loan from a shareholder	**356**	833
- loan from a related company	**2,818**	6,942
- convertible bonds	**13,586**	20,378
- other loans wholly repayable within five years	**3,342**	1,029
Total borrowing costs incurred	**206,048**	267,140
Less: amount capitalised to properties held for/under development, associated companies and a jointly controlled entity	**(20,062)**	(11,092)
	185,986	256,048

8 Taxation

The amount of taxation charged to the consolidated profit and loss account represents:

	2002 HK$'000	2001 HK$'000
Hong Kong profits tax		
Current	5,489	11,592
Overprovision in prior years	(498)	—
	4,991	11,592
Overseas taxation		
Current	61,877	68,757
Transferred to deferred taxation account *(note 29)*	1,329	672
	63,206	69,429
Share of taxation attributable to		
Jointly controlled entities	2,147	248
Associated companies	10,655	11,486
	12,802	11,734
	80,999	92,755

Deferred taxation for the year has not been provided in respect of the following:

	2002 HK$'000	2001 HK$'000
Accelerated depreciation allowance	3,125	4,893
Tax losses	7,189	12,240
Other timing differences	(69)	258
	10,245	17,391

Hong Kong profits tax has been provided at the rate of 16 per cent (2001: 16 per cent) on the estimated assessable profit for the year.

Overseas taxation is mainly provided on the profits of the Group's subsidiaries, associated companies and jointly controlled entities in China in accordance with the Income Tax Law of China for Enterprises with Foreign Investment and Foreign enterprises ("China Tax Law") at 18 per cent to 33 per cent. Under the China Tax Law, certain Group's subsidiaries, associated companies and jointly controlled entities in China are entitled to an income tax holiday for two to five years from its first profit making year followed by a 50 per cent reduction in income tax for the next three to five years.

Taxation on other overseas profits has been calculated on the estimated assessable profit for the year at the rates of taxation prevailing in the countries in which the Group operates.

9 (Loss)/profit attributable to shareholders

The (loss)/profit attributable to shareholders is dealt with in the accounts of the Company to the extent of profit of HK$269,583,000 (2001: loss of HK$22,263,000).

10 (Loss)/earnings per share

The calculation of basic loss per share is based on the Group's loss attributable to shareholders of HK$989,041,000 (2001: profit of HK$39,782,000) and the weighted average number of 4,017,138,450 (2001: 3,976,268,141) ordinary shares in issue during the year.

Diluted loss per share is not presented for the year ended 31st December 2002 because the effect is anti-dilutive.

The calculation of fully diluted earnings per share for the year ended 31st December 2001 was based on 4,014,269,003 ordinary shares which is the weighted average number of ordinary shares in issue during the year plus the weighted average of 38,000,862 ordinary shares deemed to be issued at no consideration if all outstanding options has been exercised.

The convertible bonds outstanding as at 31st December 2001 and 2002 had anti-dilutive effect.

11 Staff costs (including directors' emoluments)

	2002	2001
	HK$'000	HK$'000
Wages and salaries	**169,728**	179,190
Pension costs (defined contribution plans) (Note)	**28,125**	31,051
Medical benefits costs (defined contribution plans)	**21,369**	11,555
Social security costs	**6,366**	10,759
Termination benefits	**11,232**	10,948
Staff welfare	**28,332**	23,453
	265,152	266,956

Note:

The Group's contributions for Hong Kong employees are reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contributions. There were no forfeited contributions in current year (2001: Nil).

12 Directors' and senior management's emoluments

(a) The aggregate amounts of emoluments payable to the Directors of the Company during the year are as follows:

	2002 HK$'000	2001 HK$'000
Fees (note (i))	**76**	76
Other emoluments:		
Basis salaries, housing allowances, share options, other allowances and benefits in kind (note (ii))	**17,584**	15,669
Discretionary bonuses (note (iii))	**11,325**	4,581
Directors' pension	**467**	429
	29,452	20,755

Notes:

(i) Directors' fees represent amounts paid to independent non-executive Directors.

(ii) During the year ended 31st December 2002, certain Directors exercised their options to subscribe for the Company's and its subsidiary's ordinary shares. Details of options exercised during the year are disclosed in the Report of the Directors.

(iii) During the year ended 31st December 2002, discretionary bonuses of approximately HK$9,886,000 was paid to certain Directors in respect of a provision for bonus made in 1997.

(b) The emoluments of the Directors fell within the following bands:

	Number of directors	
Emoluments bands	**2002**	2001
Nil - HK$1,000,000	***9**	*11
HK$1,000,001 - HK$1,500,000	**2**	2
HK$1,500,001 - HK$2,000,000	**1**	1
HK$2,000,001 - HK$2,500,000	**1**	3
HK$2,500,001 - HK$3,000,000	**—**	1
HK$3,000,001 - HK$3,500,000	**—**	—
HK$3,500,001 - HK$4,000,000	**3**	—
HK$4,000,001 - HK$4,500,000	**1**	1
HK$4,500,001 - HK$5,000,000	**1**	—

* *Included two (2001: two) independent non-executive Directors.*

No Directors waived emoluments in respect of the years ended 31st December 2002 and 2001. No emoluments were paid or payable by the Group as an inducement to join or upon joining the Group, or as compensation for loss of office during the year (2001: Nil).

(c) The five individuals whose emoluments were the highest in the Group for the year ended 31st December 2002 are also Directors whose emoluments are reflected in the analysis presented above.

13 Interests in toll highways and bridges

	Group	
	2002	2001
	HK$'000	HK$'000
At 1st January	**2,272,680**	2,593,742
Additions	**20,265**	—
Disposals	—	(241,399)
Amortisation charge	**(75,748)**	(79,663)
At 31st December	**2,217,197**	2,272,680

	2002	2001
	HK$'000	HK$'000
Cost	**2,523,791**	2,503,526
Accumulated amortisation	**(306,594)**	(230,846)
Net book value	**2,217,197**	2,272,680

14 Other intangible assets

	Group			
	Goodwill	**Negative goodwill**	**Development costs**	**Total**
	HK$'000	HK$'000	HK$'000	HK$'000
At 1st January 2002	61,372	(78,535)	6,386	(10,777)
Development costs recognised as an asset	—	—	2,978	2,978
Acquisition of subsidiaries	170,743	(3,796,255)	—	(3,625,512)
Disposal of subsidiaries	(7,285)	—	(9,045)	(16,330)
Amortisation charge	(6,604)	51,415	(319)	44,492
At 31st December 2002	218,226	(3,823,375)	—	(3,605,149)

15 Fixed assets

(a) Group

	Investment properties HK$'000	Other properties HK$'000	Production facilities under construction HK$'000	Plant and machinery and tools HK$'000	Leasehold improvements, furniture, fixtures and office equipment HK$'000	Motor vehicles HK$'000	Total HK$'000
Cost or valuation							
At 1st January 2002	1,175,225	1,182,943	326,887	2,231,846	131,540	117,204	5,165,645
Additions	—	—	82,953	23,967	19,003	5,701	131,624
Acquisition of subsidiaries	2,842,982	104,686	—	33,756	28,535	25,553	3,035,512
Transfer to properties held for/ under development	(101,003)	—	—	—	—	—	(101,003)
Revaluation deficit	(240,550)	—	—	—	—	—	(240,550)
Transfer upon completion	—	23,139	(95,473)	52,817	18,298	1,219	—
Disposals	—	(379,597)	—	(463,963)	(4,839)	(10,290)	(858,689)
Disposal of subsidiaries	—	(560,824)	(6,469)	(725,320)	(22,820)	(74,643)	(1,390,076)
At 31st December 2002	3,676,654	370,347	307,898	1,153,103	169,717	64,744	5,742,463
Accumulated depreciation and impairment							
As 1st January 2002	—	248,354	—	605,344	94,596	74,073	1,022,367
Charge for the year	—	36,607	—	146,141	20,585	7,968	211,301
Acquisition of subsidiaries	—	14,223	—	25,291	19,362	17,653	76,529
Impairment loss	—	52,974	—	—	—	—	52,974
Disposals	—	(62,212)	—	(131,159)	(8,091)	(7,316)	(208,778)
Disposal of subsidiaries	—	(172,967)	—	(250,062)	(15,169)	(48,938)	(487,136)
At 31st December 2002	—	116,979	—	395,555	111,283	43,440	667,257
Net book value							
At 31st December 2002	3,676,654	253,368	307,898	757,548	58,434	21,304	5,075,206
At 31st December 2001	1,175,225	934,589	326,887	1,626,502	36,944	43,131	4,143,278

15 Fixed assets (cont'd)

(a) Group (cont'd)

The analysis of the cost or valuation at 31st December 2002 of the above assets is as follows:

	Investment properties HK$'000	Other properties HK$'000	Production facilities under construction HK$'000	Plant and machinery and tools HK$'000	Leasehold improvements, furniture, fixtures and office equipment HK$'000	Motor vehicles HK$'000	Total HK$'000
At cost	—	370,347	307,898	1,153,103	169,717	64,744	2,065,809
At 2002 valuation	3,676,654	—	—	—	—	—	3,676,654
	3,676,654	370,347	307,898	1,153,103	169,717	64,744	5,742,463

The analysis of the cost or valuation at 31st December 2001 of the above assets is as follows:

	Investment properties HK$'000	Other properties HK$'000	Production facilities under construction HK$'000	Plant and machinery and tools HK$'000	Leasehold improvements, furniture, fixtures and office equipment HK$'000	Motor vehicles HK$'000	Total HK$'000
At cost	—	1,182,943	326,887	2,231,846	131,540	117,204	3,990,420
At 2001 valuation	1,175,225	—	—	—	—	—	1,175,225
	1,175,225	1,182,943	326,887	2,231,846	131,540	117,204	5,165,645

15 Fixed assets (cont'd)

(b) Company

	Investment properties HK$'000	Other properties HK$'000	Leasehold improvements, furniture, fixtures and office equipment HK$'000	Motor vehicles HK$'000	Total HK$'000
Cost or valuation					
At 1st January 2002	12,700	14,338	8,479	5,966	41,483
Additions	—	—	234	—	234
Deficit on valuation	(2,650)	—	—	—	(2,650)
At 31st December 2002	10,050	14,338	8,713	5,966	39,067
Accumulated depreciation and impairment					
At 1st January 2002	—	355	7,070	5,514	12,939
Charge for the year	—	362	560	452	1,374
Impairment loss	—	3,050	—	—	3,050
At 31st December 2002	—	3,767	7,630	5,966	17,363
Net book value					
At 31st December 2002	10,050	10,571	1,083	—	21,704
At 31st December 2001	12,700	13,983	1,409	452	28,544

The analysis of the cost or valuation at 31st December 2002 of the above assets is as follows:

	Investment properties HK$'000	Other properties HK$'000	Leasehold improvements, furniture, fixtures and office equipment HK$'000	Motor vehicles HK$'000	Total HK$'000
At cost	—	14,338	8,713	5,966	29,017
At 2002 valuation	10,050	—	—	—	10,050
At 31st December 2002	10,050	14,338	8,713	5,966	39,067

The analysis of the cost or valuation at 31st December 2001 of the above assets is as follows:

	Investment properties HK$'000	Other properties HK$'000	Leasehold improvements, furniture, fixtures and office equipment HK$'000	Motor vehicles HK$'000	Total HK$'000
At cost	—	14,338	8,479	5,966	28,783
At 2001 valuation	12,700	—	—	—	12,700
At 31st December 2001	12,700	14,338	8,479	5,966	41,483

15 Fixed assets (cont'd)

(c) The Group's and the Company's interests in investment properties and other properties at their net book values are analysed as follows:

	Group		Company	
	2002	2001	**2002**	2001
	HK$'000	HK$'000	**HK$'000**	HK$'000
In Hong Kong, held on:				
Leases of between 10 to 50 years	**715,649**	937,672	**—**	—
Leases of over 50 years	**67,327**	188,121	**20,430**	26,484
Outside Hong Kong, held on:				
Leases of between 10 to 50 years	**191**	199	**191**	199
Leases of over 50 years	**3,146,855**	983,822	**—**	—
	3,930,022	2,109,814	**20,621**	26,683

(d) Investment properties were revalued by independent firm of professional surveyor, Greater China Appraisal Limited, on an open market value basis as at 31st December 2002.

(e) As at 31st December 2002, the net book values of fixed assets held under finance leases by the Group and the Company amounted to HK$60,000 (2001: HK$507,000) and HK$60,000 (2001: HK$451,000) respectively.

16 Investments in subsidiaries

	Company	
	2002	2001
	HK$'000	HK$'000
Investments, at cost		
Unlisted shares	**36,587**	36,676
Shares listed in Hong Kong	**7,504**	769
	44,091	37,445
Amounts due from subsidiaries (note (a))	**9,722,847**	6,337,983
	9,766,938	6,375,428
Market value of shares listed in Hong Kong	**7,159**	567

(a) The amounts due from subsidiaries are unsecured and have no fixed terms of repayments. Except for the amounts of approximately HK$5,973 million (2001: approximately HK$2,435 million) which are interest-free, all amounts due from subsidiaries are interest bearing.

(b) Details of the principal subsidiaries of the Company as at 31st December 2002 are set out on pages 80 to 92.

17 Interests in jointly controlled entities

	Group	
	2002	2001
	HK$'000	HK$'000
Share of net assets	**616,499**	1,108,351
Less: Provision for impairment	**(111,655)**	—
	504,844	1,108,351
Amounts due from jointly controlled entities (note (a))	**292,341**	198,807
	797,185	1,307,158

(a) The amounts due from jointly controlled entities are unsecured, interest-free and have no fixed terms of repayment.

(b) Details of the principal jointly controlled entities of the Group as at 31st December 2002 are set out on page 93.

18 Interests in associated companies

	Group	
	2002	2001
	HK$'000	HK$'000
Share of net assets other than goodwill	**1,558,869**	1,690,388
Less: provision for impairment	**(52,500)**	—
	1,506,369	1,690,388
Amounts due to associated companies (note (a))	**(185,162)**	(193,856)
Amounts due from associated companies (note (a) and (b))	**190,206**	231,875
Less: provision for amount due from an associated company	**(19,908)**	—
	1,491,505	1,728,407

(a) The amounts due from/(to) associated companies are unsecured, interest-free and have no fixed terms of repayment.

(b) As at 31st December 2002, an amount due from an associated company of approximately HK$13 million (2001: HK$13 million) had been subordinated to the repayment of a bank loan granted to the associated company.

(c) Details of the principal associated companies of the Group as at 31st December 2002 are set out on page 94.

19 Investment securities and other investments

	Group	
	2002	2001
	HK$'000	HK$'000
Unlisted investment securities, at cost	**12,923**	41,475
Other investments, at cost	**278,582**	204,749
Less: Provision for impairment	**(33,462)**	—
	245,120	204,749
	258,043	246,224

Other investments represent the Group's investments in co-operative joint ventures established in China for the development and management of highways and the development of properties. Pursuant to the joint venture agreements, the Group is entitled to fixed returns from certain investments over the joint venture periods.

20 Interests in property development projects

These represent the Group's participation in property development projects in China and Macau through various agreements with unrelated parties. The Group does not participate in the control of the projects but is committed to contributing its share of development costs of the projects and is entitled to returns as stipulated in the agreements.

21 Inventories

	Group	
	2002	2001
	HK$'000	HK$'000
Raw materials	**88,482**	231,093
Work in progress	**11,401**	16,084
Finished goods	**46,138**	69,630
	146,021	316,807

All inventories were stated at cost as at 31st December 2002 and 2001.

22 Due from/(to) related companies and minority shareholders

Balances due from/(to) related companies and minority shareholders are unsecured, interest-free and have no fixed terms of repayment.

23 Accounts receivable, prepayments and deposits

	Group		Company	
	2002	2001	**2002**	2001
	HK$'000	HK$'000	**HK$'000**	HK$'000
Trade receivables	**527,021**	736,991	**—**	—
Other receivables, prepayments and deposits	**370,261**	418,792	**43,923**	5,432
	897,282	1,155,783	**43,923**	5,432

The Group has defined credit policies for different business and geographical segments. At 31st December 2002, the ageing analysis of the trade receivables is as follows:

	Group	
	2002	2001
	HK$'000	HK$'000
Less than 30 days	**230,547**	290,713
31-90 days	**116,392**	223,043
Over 91 days	**180,082**	223,235
	527,021	736,991

24 Bank balances and cash

Included in the bank balances and cash of the Group and the Company are deposits denominated in Renminbi and placed with banks in China of approximately HK$792 million (2001: HK$1,059 million) and HK$0.9 million (2001: HK$174 million) respectively. The conversion of these Renminbi denominated balances into foreign currencies is subject to the rules and regulations of foreign exchange control promulgated by the Chinese government.

25 Accounts payable and accrued charges

	Group		Company	
	2002	2001	**2002**	2001
	HK$'000	HK$'000	**HK$'000**	HK$'000
Trade payables	**222,510**	181,069	**—**	—
Other payables and accruals	**4,804,138**	638,283	**30,332**	33,780
	5,026,648	819,352	**30,332**	33,780

25 Accounts payable and accrued charges (cont'd)

At 31st December 2002, the ageing analysis of the trade payables were as follows:

	Group	
	2002	2001
	HK$'000	HK$'000
Less than 30 days	**47,156**	102,539
31-90 days	**74,341**	60,552
Over 90 days	**101,013**	17,978
	222,510	181,069

26 Share capital

	Company	
	No. of shares	**HK$'000**
Authorised:		
At 1st January 2001 and 2002, ordinary shares of HK$0.10 each	5,000,000,000	500,000
Increase in authorised share (note (a))	5,000,000,000	500,000
At 31st December 2002	10,000,000,000	1,000,000
Issued and fully paid:		
At 1st January 2001	3,937,627,400	393,763
Exercise of options	11,652,000	1,165
Exercise of convertible bonds	59,014,267	5,901
At 31st December 2001	4,008,293,667	400,829
At 1st January 2002	4,008,293,667	400,829
Issue of shares (note (b))	2,107,688,555	210,769
Exercise of options (note (c))	2,120,000	212
At 31st December 2002	6,118,102,222	611,810

26 Share capital (cont'd)

(a) On 17th January 2002, the Company's authorised share capital increased from HK$500,000,000 to HK$1,000,000,000 by the creation of an additional 5,000,000,000 shares of HK$0.10 each ranking pari passu with the existing shares in all respects.

(b) On 20th December 2002, 2,107,688,555 ordinary shares of HK$0.10 each were issued and allotted to Yue Xiu at HK$0.46 per share with the Transaction as detailed in note 2 to the accounts.

(c) During the year, 2,120,000 ordinary shares of HK$0.1 each were issued upon the exercise of 2,120,000 share options at an exercise price of HK$0.5008 per share.

(d) Pursuant to the share option schemes adopted on 26th June 2002, the Directors may, at their discretion, grant directors and employees of the Group options to subscribe for shares in the Company subject to the terms and conditions stipulated therein. No options had been granted during the year. Exercise in full of all outstanding share options would result in the issue of 120,254,000 ordinary shares at an aggregate cash consideration of approximately HK$52,719,000. Details of options exercised and lapsed during the year are disclosed in the Report of the Directors.

(e) Exercise in full of all outstanding convertible bonds would result in the issue of 325,226,977 ordinary shares at a conversion price of HK$0.6168 per share, totalling approximately HK$200,623,000 and reduction in liability by approximately HK$200,623,000.

27 Reserves

(a) Group

	Share premium HK$'000	Capital redemption reserve HK$'000	Capital reserve HK$'000	Statutory reserves (note (d)) HK$'000	Exchange fluctuation reserve HK$'000	Retained profits HK$'000	Total HK$'000
At 1st January 2001	4,854,723	1,815	215,511	80,157	(56,824)	996,402	6,091,784
Net proceeds from issue of ordinary shares	35,137	—	—	—	—	—	35,137
Exchange differences	—	—	—	—	2,778	—	2,778
Share of reserves upon further acquisition of interest in an associated company	—	—	—	637	—	—	637
Release of reserve upon disposal of properties under development and properties held for sale	—	—	(14,626)	—	—	—	(14,626)
Release of reserve upon disposal of a subsidiary	—	—	(24,900)	—	(846)	—	(25,746)
Release of reserve upon deemed disposal of a subsidiary	—	—	—	(20)	(17)	—	(37)
Transfer	—	—	—	3,631	—	(3,631)	—
Profit for the year	—	—	—	—	—	39,782	39,782
At 31st December 2001	4,889,860	1,815	175,985	84,405	(54,909)	1,032,553	6,129,709
At 1st January 2002	4,889,860	1,815	175,985	84,405	(54,909)	1,032,553	6,129,709
Net proceeds from issue of ordinary shares	759,549	—	—	—	—	—	759,549
Exchange differences	—	—	—	—	(1,655)	—	(1,655)
Release of reserve upon disposal of properties held for/under development and properties held for sale	—	—	—	—	—	(10,475)	(10,475)
Release of reserves and goodwill upon disposal of subsidiaries and an associated company	—	—	4,986	(38,287)	(23,610)	573,591	516,680
Release of reserves upon deemed disposal of a subsidiary	—	—	—	(23)	(9)	—	(32)
Transfer	—	—	—	3,746	—	(3,746)	—
Loss for the year	—	—	—	—	—	(989,041)	(989,041)
At 31st December 2002	5,649,409	1,815	180,971	49,841	(80,183)	602,882	6,404,735

27 Reserves (cont'd)

(b) Company

	2002				2001			
	Share premium HK$'000	Capital redemption reserve HK$'000	Retained profits HK$'000	Total HK$'000	Share premium HK$'000	Capital redemption reserve HK$'000	Retained profits HK$'000	Total HK$'000
At 1st January	4,889,860	1,815	43,642	4,935,317	4,854,723	1,815	65,905	4,922,443
Net proceeds from issue of ordinary shares	759,549	—	—	759,549	35,137	—	—	35,137
Profit/(loss) for the year	—	—	269,583	269,583	—	—	(22,263)	(22,263)
At 31st December	5,649,409	1,815	313,225	5,964,449	4,889,860	1,815	43,642	4,935,317

(c) Included in the Group's retained profits are profits amounting to HK$454,967,000 (2001: HK$365,463,000) and losses of HK$210,286,000 (2001: HK$70,155,000) which are attributable to associated companies and jointly controlled entities respectively.

(d) Statutory reserves represent enterprise expansion and general reserve funds set up by the operating subsidiaries and associated companies in China. According to the Foreign Investment Enterprises Accounting Standards in China, upon approval, the general reserve fund may be used for making up losses and increasing capital while the enterprise expansion funds may be used for increasing capital. Included in the Group's statutory reserves attributable to associated companies is HK$694,000 (2001: HK$3,861,000).

28 Long-term liabilities

	Group		Company	
	2002 HK$'000	2001 HK$'000	**2002 HK$'000**	2001 HK$'000
Bank loans				
Secured (note 36)				
- wholly repayable within five years	**3,826,296**	1,338,381	**2,630,000**	117,000
- not wholly repayable within five years	**468**	1,137	**—**	—
Unsecured	**905,468**	1,351,639	**555,000**	786,499
Obligations under finance leases	**344**	632	**344**	581
Loans from a shareholder	**67,743**	9,554	**65,608**	9,452
Loans from related companies	**3,809**	191,017	**—**	—
Loans from minority shareholders	**169,301**	1,766,437	**—**	8,000
Other loans	**15,600**	53,729	**—**	—
Convertible bonds (note 30)	**200,623**	450,073	**200,623**	450,073
	5,189,652	5,162,599	**3,451,575**	1,371,605
Less: Current portion of long-term liabilities	**(1,386,510)**	(801,424)	**(828,927)**	(381,691)
	3,803,142	4,361,175	**2,622,648**	989,914

28 Long-term liabilities (cont'd)

Long-term loans are repayable over the following periods:

(a) Group

2002	Bank loans HK$'000	Obligations under finance leases HK$'000	Loans from a shareholder HK$'000	Loans from related companies HK$'000	Loans from minority shareholders HK$'000	Other loans HK$'000	Convertible bonds HK$'000	Total HK$'000
On demand and within one year	1,185,583	304	–	–	–	–	200,623	1,386,510
In the second year	754,853	40	–	–	–	–	–	754,893
In the third to fifth year	2,791,328	–	–	–	–	–	–	2,791,328
After the fifth year	468	–	–	–	–	–	–	468
With no fixed repayment terms	–	–	67,743	3,809	169,301	15,600	–	256,453
	4,732,232	344	67,743	3,809	169,301	15,600	200,623	5,189,652
The balances are analysis as follows:								
Interest bearing	4,732,232	344	65,608	–	–	–	200,623	4,998,807
Non-interest bearing	–	–	2,135	3,809	169,301	15,600	–	190,845
	4,732,232	344	67,743	3,809	169,301	15,600	200,623	5,189,652

2001	Bank loans HK$'000	Obligations under finance leases HK$'000	Loans from a shareholder HK$'000	Loans from related companies HK$'000	Loans from minority shareholders HK$'000	Other loans HK$'000	Convertible bonds HK$'000	Total HK$'000
On demand and within one year	453,986	301	9,554	80,132	8,001	–	249,450	801,424
In the second year	1,491,032	302	–	–	–	–	200,623	1,691,957
In the third to fifth year	745,002	29	–	–	–	–	–	745,031
After the fifth year	1,137	–	–	–	–	–	–	1,137
With no fixed repayment terms	–	–	–	110,885	1,758,436	53,729	–	1,923,050
	2,691,157	632	9,554	191,017	1,766,437	53,729	450,073	5,162,599
The balances are analysis as follows:								
Interest bearing	2,691,157	632	9,452	123,284	737,300	–	450,073	4,011,898
Non-interest bearing	–	–	102	67,733	1,029,137	53,729	–	1,150,701
	2,691,157	632	9,554	191,017	1,766,437	53,729	450,073	5,162,599

Loans from a shareholder, related companies, minority shareholders and other loans are unsecured, interest bearing at HIBOR plus 1 per cent to 9.25 per cent per annum except for an aggregate amount of approximately HK$191 million (2001: approximately HK$1,151 million) which is interest-free. Those portion of loans classified as with no fixed terms of repayment would not be demanded for repayment within next twelve months from the balance sheet date.

28 Long-term liabilities (cont'd)

Long-term loans are repayable over the following periods:

(b) Company

	2002					2001					
	Bank loans	Obligations under finance leases	Loan from a shareholder	Convertible bonds	Total	Bank loans	Obligations under finance leases	Loan from a shareholder	Loan from a minority shareholder	Convertible bonds	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
On demand and within one year	628,000	304	—	200,623	828,927	114,499	290	9,452	8,000	249,450	381,691
In the second year	357,000	40	—	—	357,040	531,600	291	—	—	200,623	732,514
In the third to fifth year	2,200,000	—	65,608	—	2,265,608	257,400	—	—	—	—	257,400
	3,185,000	344	65,608	200,623	3,451,575	903,499	581	9,452	8,000	450,073	1,371,605

All balances are interest bearing.

(c) At 31st December 2002, the Group's finance lease liabilities were repayable as follows:

	Group		Company	
	2002	2001	**2002**	2001
	HK$'000	HK$'000	**HK$'000**	HK$'000
Within one year	**374**	375	**374**	360
In the second year	**40**	375	**40**	360
In the third to fifth year	**—**	37	**—**	—
	414	787	**414**	720
Future finance charges on finance leases	**(70)**	(155)	**(70)**	(139)
Present value of finance lease liabilities	**344**	632	**344**	581

29 Deferred taxation

(a) Movements of deferred taxation account are as follows:

	Group	
	2002	2001
	HK$'000	HK$'000
At 1st January	**13,300**	13,477
Transferred from profit and loss account (note 8)	**1,329**	672
Disposal of a subsidiary	**—**	(849)
At 31st December	**14,629**	13,300
Provided for in respect of accelerated depreciation allowances	**14,629**	13,300

(b) As at 31st December 2002, the Group had the following unprovided deferred tax assets:

	Group	
	2002	2001
	HK$'000	HK$'000
Accelerated depreciation allowances	**(3,378)**	(253)
Tax losses	**35,156**	27,967
Other timing differences	**189**	258
	31,967	27,972

No recognition of deferred taxation asset has been made in the accounts as it is uncertain whether the asset will crystallise in the foreseeable future.

(c) The surplus and deficit arising on revaluation of investment properties does not constitute a timing difference and accordingly there are no deferred tax implications.

30 Convertible bonds

	Group and Company	
	2002	2001
	HK$'000	HK$'000
Bonds of the Company to be converted into shares	**200,623**	450,073

As at 31st December 2002, the Group and the Company had outstanding convertible bonds as follows:-

Issue date	**Total amount of issued convertible bonds**	**Interest rate per annum**	**Conversion price per share**	**Exercise period**	**Redemption date**	**Redemption amount as per cent to the principal amount**
	HK$'000		HK$			
1st August 2000	200,623	3 per cent	0.6168	1st February 2001 to 31st July 2003	31s July 2003	105 per cent

Each convertible bond of HK$100,000 can convert into the number of shares as determined by dividing the principal amount of the convertible bonds by the above conversion price per share.

31 Notes to the consolidated cash flow statement

(a) Reconciliation of operating profit before provision for impairment and revaluation deficit to net cash inflow generated from operations:

	2002 HK$'000	2001 HK$'000
Operating profit before provision for impairment and revaluation deficit	378,138	618,337
Depreciation of fixed assets, amortisation of interests in toll highways and bridges	287,049	278,876
Amortisation of goodwill, negative goodwill and development costs	(44,492)	2,403
Amortisation of other investments	—	4,162
Loss/(gain) on deemed disposal/disposal of subsidiaries	7,773	(4,207)
Loss on disposal of fixed assets	39,803	22,715
Loss on disposal of other investment	—	2,589
Gain on partial disposal of a jointly controlled entity	(6,240)	—
Provision for amount due from an associated company	19,908	—
Write-off of bad debts/provision for doubtful debts	30,506	24,063
Write-back of provision for Plantation Fund	(42,156)	—
Interest income	(13,763)	(34,233)
Dividend income	(4,513)	(34,845)
Operating profit before working capital changes	652,013	879,860
Net decrease/(increase) in properties held for/under development and properties held for sale and interests in property development projects	15,486	(247,474)
Decrease/(increase) in inventories	48,595	(66,037)
Increase in accounts receivable, prepayments and deposits including amounts due from related companies and minority shareholders	(23,202)	(158,216)
Decrease in accounts payable and accrued charges	75,423	86,189
Increase in development costs	(2,978)	(6,545)
Net cash inflow generated from operations	765,337	487,777

31 Notes to the consolidated cash flow statement (cont'd)

(b) Purchase of subsidiaries pursuant to the Very Substantial Acquisition

	2002 HK$'000
Net assets acquired	
Fixed assets	2,958,983
Other investments	74,942
Properties held for/under development	6,982,485
Properties held for sales	1,533,786
Due from related companies	88,268
Accounts receivable, prepayments and deposits	297,889
Bank balances and cash	441,501
Accounts payable and accrued charges	(3,571,974)
Taxation payable	(11,910)
Minority interests	(713,314)
Bank loans	(1,842,991)
Loans from minority shareholders	(37,927)
	6,199,738
Acquisition of share of net assets by minority interests	2,150,543
Negative goodwill arising from the acquisition	(3,786,414)
	4,563,867
Satisfied by:	
Issue of shares	969,537
Disposals of the Company's entire interest in Cement Sub-group, 36.84 per cent effective interest in Jin Peng and 46.7 per cent effective interest in China ITI (note 31 (c))	688,330
Assignment of shareholders' loans of Cement Sub-group, Jin Peng and China ITI (note 31 (c))	886,000
Cash	2,000,000
Total purchase consideration	4,543,867
Direct costs relating to the Transaction	20,000
Total cost of acquisition	4,563,867

The subsidiaries acquired during the year contributed HK$30 million in respect of cash outflow from operating activities, HK$11 million in respect of cash outflow from investing activities and HK$75 million in respect of cash outflow from financing activities.

31 Notes to the consolidated cash flow statement (cont'd)

(b) Purchase of subsidiaries pursuant to the Very Substantial Acquisition (cont'd)

Analysis of net outflow of cash and cash equivalents in respect of the purchase of subsidiaries

	2002 HK$'000
Cash consideration	(2,000,000)
Payment for direct costs relating to the Transaction	(20,000)
Bank balances and cash acquired	441,501
Net outflow of cash and cash equivalents in respect of the purchase of subsidiaries	(1,578,499)

31 Notes to the consolidated cash flow statement (cont'd)

(c) Disposal of subsidiaries

	2002 HK$'000	2001 HK$'000
Net assets disposed:		
Intangible assets	**16,330**	—
Fixed assets	**902,940**	281,309
Interests in jointly controlled entities	**437,137**	—
Interests in an associated company	**193,699**	—
Other investments	**1,808**	—
Inventories	**122,191**	—
Due from related companies	**7,131**	—
Due from minority shareholders	**5,685**	—
Accounts receivable, prepayments and deposits	**479,124**	3,046
Pledged deposits	**34,325**	—
Bank balances and cash	**122,643**	2,125
Accounts payable and accrued charges	**(204,610)**	(5,559)
Due to minority shareholders	**—**	(5,924)
Taxation payable	**(11,498)**	(23,215)
Deferred taxation	**—**	(849)
Minority interests	**(561,402)**	(122,956)
Bank loans	**(217,918)**	—
Obligations under finance leases	**(42)**	—
Loans from a shareholder	**(140,651)**	—
Loans from related companies	**(70,200)**	—
Loans from minority shareholders	**(47,639)**	—
Other loans	**(11,403)**	—
	1,057,650	127,977
Capital reserve	**4,986**	(24,900)
Statutory reserves	**(38,287)**	—
Exchange fluctuation reserve	**(23,610)**	(846)
Goodwill written-off against retained earnings	**573,591**	—
	1,574,330	102,231
Gain on disposal of subsidiaries	**—**	14,591
	1,574,330	116,822
Satisfied by:		
Purchase of entire interest in GCD and 49 per cent interest in Super Gain (note 31(b))	**688,330**	—
Assignment of shareholders' loan of the Cement Sub-group, Jin Peng and China ITI (note 31(b))	**886,000**	—
Cash	**—**	116,822
	1,574,330	116,822

31 Notes to the consolidated cash flow statement (cont'd)

(c) Disposal of subsidiaries (cont'd)

Analysis of net (outflow)/inflow in respect of the disposal of subsidiaries:

	2002 HK$'000	2001 HK$'000
Cash consideration	—	116,822
Bank balances and cash disposed of	(122,643)	(2,125)
Net (outflow)/inflow of cash and cash equivalents in respect of the disposal of subsidiaries	(122,643)	114,697

(d) Analysis of changes in financing during the year

	Share capital (including share premium) HK$'000	Convertible bonds HK$'000	Bank and other loans HK$'000	Minority interests HK$'000	Loans from a shareholder, related companies and minority shareholders HK$'000	Obligations under finance leases HK$'000	Amounts due to associated companies HK$'000
At 1st January 2001	5,248,485	581,473	3,133,204	6,424,889	2,055,438	1,017	193,920
Issue of ordinary shares, net of expenses	5,804	—	—	—	—	—	—
Increase in shareholdings of subsidiaries	—	—	—	(79,116)	(120,720)	—	—
Capital contributed into a jointly controlled entity financed by a minority shareholder	—	—	—	—	94,003	—	—
Transfer from minority interests	—	—	—	(4,223)	4,223	—	—
Exercise of convertible bonds	36,400	(36,400)	—	—	—	—	—
Minority interest share of profits	—	—	—	308,007	—	—	—
Disposal/ deemed disposal of subsidiaries	—	—	—	(106,360)	(5,924)	—	—
Minority interest share of statutory reserve	—	—	—	10	—	—	—
Capital contributed by minority shareholders of subsidiaries	—	—	—	10,558	—	—	—
Dividends paid to minority shareholders	—	—	—	(128,247)	—	—	—
Net cash inflow/(outflow) from financing	—	(95,000)	378,930	—	44,191	(385)	(64)
At 31st December 2001	5,290,689	450,073	3,512,134	6,425,518	2,071,211	632	193,856

31 Notes to the consolidated cash flow statement (cont'd)

(d) Analysis of changes in financing during the year (cont'd)

	Share capital (including share premium) HK$'000	Convertible bonds HK$'000	Bank and other loans HK$'000	Minority interests HK$'000	Loans from a shareholder, related companies and minority shareholders HK$'000	Obligations under finance leases HK$'000	Amounts due to associated companies HK$'000
At 1st January 2002	5,290,689	450,073	3,512,134	6,425,518	2,071,211	632	193,856
Issue of ordinary shares	969,537	—	—	—	—	—	—
Transfer to minority interests	—	—	—	344	(344)	—	—
Redemption of convertible bonds	—	(249,450)	—	—	249,450	—	—
Premium on redemption of convertible bonds	—	—	—	—	7,501	—	—
Minority interest share of profits	—	—	—	170,633	—	—	—
Acquisition/increase in shareholdings of subsidiaries	—	—	1,842,991	(1,867,872)	(791,036)	—	—
Disposal/ deemed disposal of subsidiaries	—	—	(217,918)	(548,884)	(258,490)	(42)	—
Minority interest share of capital reserve	—	—	—	(6,485)	—	—	—
Dividends paid to minority shareholders	—	—	—	(108,794)	—	—	—
Transfer of fixed assets (note (e))	—	—	—	—	(623,000)	—	—
New borrowings	—	—	—	501	—	—	—
Net cash inflow/(outflow) from financing	993	—	1,641,466	—	(309,700)	(246)	(8,694)
At 31st December 2002	6,261,219	200,623	6,778,673	4,064,961	345,592	344	185,162

(e) Major non-cash transaction

During the year, the Group transferred certain of its fixed assets to GZ Paper Holdings Limited ("GZ Paper Holdings"), a minority shareholder, for a total consideration of approximately Rmb660,000,000 (equivalent to approximately HK$623,000,000) which was satisfied by discharge of the loan from GZ Paper Holdings by the same amount (see note 37(a)).

32 Commitments under operating leases

As at 31st December 2002, the Group had future aggregate minimum lease payments under non-cancellable operating leases (mainly arising from the related party transaction referred to in Note 37(a)) as follows:

	2002		2001	
	Land and buildings HK$'000	**Others HK$'000**	Land and buildings HK$'000	Others HK$'000
Not later than one year	**19,384**	**—**	4,890	7,462
Later than one year and not later than five years	**64,860**	**—**	12,361	—
Later than five years	**241,873**	**—**	—	—
	326,117	**—**	17,251	7,462

In addition, the Group has operating lease commitments with rentals determined in relation to sales. It is not possible to quantify accurately future rentals payable under such lease.

The Company did not have any commitment under operating leases at 31st December 2002 (2001: Nil).

33 Future minimum rental payments receivable

As 31st December 2002, the Group and the Company had future minimum rental payments receivable under non-cancellable leases as follows:

	Group		Company	
	2002 HK$'000	2001 HK$'000	**2002 HK$'000**	2001 HK$'000
Not later than one year	**181,614**	69,122	**28**	126
Later than one year and not later than five years	**337,542**	91,424	**—**	—
Later than five years	**33,827**	29,218	**—**	—
	552,983	189,764	**28**	126

34 Other commitments

	Group	
	2002	2001
	HK$'000	HK$'000
(a) Capital commitments in respect of purchase of fixed assets, toll road and properties under development:		
Contracted but not provided for	**473,073**	703,897
Authorised but not contracted for	**—**	183,889
	473,073	887,786
(b) Capital commitment in respect of remaining interest in a company contracted but not provided for	**—**	135,561

35 Contingent liabilities

	Group		Company	
	2002	2001	**2002**	2001
	HK$'000	HK$'000	**HK$'000**	HK$'000
(a) Guarantees for banking and loan facilities granted to				
- subsidiaries	**—**	—	**428,138**	1,074,455
- jointly controlled entities	**35,688**	139,688	**35,688**	139,688
- related companies*	**122,500**	—	**122,500**	—
	158,188	139,688	**586,326**	1,214,143

* *A counter guarantee has been provided by Yue Xiu up to the same amount.*

(b) At 31st December 2002 and 2001, the Group has pledged the income derived from its 24.3 per cent effective interest in an associated company to a bank in favour of a joint venture partner in this associated company (the "Joint Venture Partner"), in respect of the repayment of a bank loan by the Joint Venture Partner amounting to Rmb500 million (approximately HK$467 million) and interest thereon (collectively referred to as "Relevant Loan").

A counter-indemnity has been provided by the Joint Venture Partner to the Group against all liabilities arising from such pledge. In addition, Yue Xiu has issued an indemnity to the Group under which any shortfall to the bank will be satisfied/ paid by Yue Xiu if the counter-indemnity given by the Joint Venture Partner to the Group is insufficient to cover the Relevant Loan.

36 Pledge of assets

At 31st December 2002 certain banking facilities and loans granted to the Group and the Company were secured by the following:

(a) Mortgages on certain of the Group's properties held for/under development, properties held for sale, other properties and investment properties with an aggregate carrying value of HK$5,197 million (2001: HK$406 million), HK$187 million (2001: HK$180 million), HK$283 million (2001: HK$447 million) and HK$3,541 million (2001: HK$1,005 million) respectively;

(b) Floating charge over assets of certain subsidiaries of Property Sub-group;

(c) Share mortgages of the Group's shareholdings in certain subsidiaries of Property Sub-group; and

(d) Charge over certain intercompany loans.

37 Related party transactions

Save as disclosed elsewhere in these accounts, other significant related party transactions entered into in the normal course of the Group's businesses are as follows:

	2002	2001
	HK$'000	HK$'000
Rental income from a related company	**1,471**	—
Rental expenses paid to a shareholder	**1,324**	1,332
Management fee to minority shareholders	**8,619**	9,440
Purchase of subsidiaries from a shareholder (note 2)	**4,544,000**	—
Sales of fixed assets to a minority shareholder (note (a))	**623,000**	—
Rental and utility expenses paid to a minority shareholder (note (a))	**22,425**	—
Fixed cost toll highways management fee paid and payable to a minority shareholder (note (b))	**52,284**	58,332
Sales of an interest in a jointly controlled entity to GHDC (note (c))	**47,800**	—

Notes:

(a) On 17th October 2002, the Group entered into an asset transfer agreement with GZ Paper Holdings to transfer certain of its fixed assets (the "Transfer Assets") to GZ Paper Holdings for a total consideration of Rmb660,000,000 (equivalent to approximately HK$623,000,000). On the same date, the Group entered into a lease contract and a utilities supply contract with GZ Paper Holdings whereby GZ Paper Holdings agreed to lease certain of the Transfer Assets to the Group for 20 years at a monthly rental of Rmb1,446,000 (equivalent to approximately HK$1,364,000) and to supply electricity, water and steam to the Group for 20 years at certain pre-determined rates.

(b) Fixed cost services agreements were entered into between Guangzhou Highways Development Company ("GHDC"), a minority shareholder, and certain subsidiaries engaging in the operation of toll highways in China, whereby GHDC carries out the day-to-day routine operational and maintenance services of the Guangshan Highway, Guangshen Highway, Guangcong Highway Section I and II, Provincial Highway 1909 and Guanghua Highway respectively including the collection of toll charges and repairs and maintenance in return for a service fee at the fixed rate of 18 per cent of the gross aggregate toll revenue of each of the toll highways per annum.

(c) On 12th April 2002, the Group entered into an agreement to transfer 5 per cent of its interest in the jointly controlled entity to GHDC for a total consideration of Rmb51.1 million (equivalent to approximately HK$47.8 million), subject to satisfaction of certain conditions. The total consideration has been satisfied as to (1) Rmb34.9 million (equivalent to approximately HK$32.6 million) by way of the procurement of the transfer of an aggregate of 0.995 per cent effective interest in an associated company, Guangdong Humen Bridge Co., Ltd. effective from 1st January 2002; and (2) Rmb16.2 million (equivalent to approximately HK$ 15.2 million) in cash.

38 Subsequent event

On 23rd January 2003, the Group entered into a sale and purchase agreement to sell its 51 per cent equity interest in Fujian Yue Xiu Shao Wu Pulp and Paper Manufacturing Company Limited, a jointly controlled entity, at an aggregate consideration of Rmb63,500,000 (equivalent to approximately HK$59,346,000). A provision for impairment loss is made to write down the carrying amount to the said net realisable value.

39 Ultimate holding company

The Directors regard Yue Xiu Enterprises (Holdings) Limited, a company incorporated in Hong Kong, as being the ultimate holding company.

40 Approval of accounts

The accounts were approved by the Board of Directors on 16th April 2003.

Principal subsidiaries

As at 31st December 2002, the Company held shares/interests in the following principal subsidiaries:

	Name of subsidiary	Place of incorporation/ establishment and kind of legal entity	Issued and fully paid up share capital/registered capital	Effective percentage of attributable interest held by the Company				Principal activities
				2002		2001		
				Direct	Indirect	Direct	Indirect	
	APT Parking Limited	Hong Kong	10,000 Ordinary shares of HK$1 each	—	**100**	—	100	Car parking management
*	Beexiu Industrial (Shenzhen) Co., Ltd.	China, limited liability company	Registered capital HK$7,000,000	—	**100**	—	51	Property development
	Better Wealth Development Limited	Hong Kong	2 Ordinary shares of HK$1 each	—	**100**	—	100	Property development
	Bright Rise Investment Limited	Hong Kong	10,000 Ordinary shares of HK$1 each	—	**100**	—	51	Investment holding
	Centre Full Enterprises Limited	Hong Kong	N/A	—	—	—	70	Investment holding
	Century Cement Trading Company Limited	Hong Kong	N/A	—	—	—	70	Trading of cement
	Charcon Development Limited	Hong Kong	10,000 Ordinary shares of HK$1 each	—	**100**	—	51	Investment holding
	Charm Smart Development Limited	Hong Kong	2 Ordinary shares of HK$1 each	—	**100**	—	100	Property development
#*	China Century Cement International Limited	Bermuda	N/A	—	—	100	—	Investment holding
#	China Century Cement Limited	Bermuda	N/A	—	—	—	70	Investment holding
	China Information Technology Industry Co., Limited	Hong Kong	N/A	—	—	—	46.7	Provision of information technology services and products

Principal subsidiaries (cont'd)

Name of subsidiary	Place of incorporation/ establishment and kind of legal entity	Issued and fully paid up share capital/registered capital	Effective percentage of attributable interest held by the Company 2002 Direct	2002 Indirect	2001 Direct	2001 Indirect	Principal activities
China Information Technology Industry Co., Ltd.	China, limited liability company	N/A	—	—	—	42	Provision of information technology services and products
* Companhia de Fomento Predial Yue Xiu (Macau), Limitada	Macau	1 share of MOP198,000 and 1 share of MOP2,000	—	**100**	—	100	Property development
* Companhia de Gestao Imobiliaria Hang Sao, Limitada	Macau	1 share of MOP99,000 and 1 share of MOP1,000	—	**100**	—	100	Property management
Crown Smart Investment Limited	Hong Kong	2 Ordinary shares of HK$1 each	—	**100**	—	100	Property development
* Dalian Perfect Base Property Development Co., Ltd.	China, limited liability company	Registered capital US$7,500,000	—	**100**	—	51	Property development
#* Denney Investments Limited	British Virgin Islands	50,000 Ordinary shares of US$1 each	—	**100**	—	51	Investment holding
Elsburg Limited	Hong Kong	10,000 Ordinary shares of HK$1 each	—	**100**	—	100	Property investment
Eternal Fine International Limited	Hong Kong	10,000 Ordinary shares of HK$1 each	—	**100**	—	51	Investment holding
Ever Famous International Limited	Hong Kong	10,000 Ordinary shares of HK$1 each	—	**100**	—	51	Investment holding
#* Everfaith Investment Limited	British Virgin Islands	N/A	—	—	100	—	Investment holding
#* First-Win Group Limited	British Virgin Islands	1 Ordinary share of US$1 each	—	**100**	—	51	Investment holding
Front Riches Limited	Hong Kong	10,000 Ordinary shares of HK$1 each	—	**100**	—	100	Property investment

Principal subsidiaries (cont'd)

Name of subsidiary	Place of incorporation/ establishment and kind of legal entity	Issued and fully paid up share capital/registered capital	Effective percentage of attributable interest held by the Company 2002 Direct	2002 Indirect	2001 Direct	2001 Indirect	Principal activities
Fundscore Development Limited	Hong Kong	500,000 Ordinary shares of HK$1 each	—	**100**	—	100	Property investment
Glow Bright Investment Limited	Hong Kong	2 Ordinary shares of HK$1 each	—	**100**	—	51	Investment holding
#* Goldtech Worldwide Limited	British Virgin Islands	1 Ordinary share of US$1 each	—	**100**	—	51	Investment holding
Grand System Development Limited	Hong Kong	10,000 Ordinary shares of HK$1 each	—	**100**	—	51	Investment holding
* Guangdong Yuequn Concrete Company Limited	China, limited liability company	N/A	—	—	—	63	Manufacture and sale of concrete
* Guangdong Yuesheng Concrete Co., Ltd.	China, limited liability company	N/A	—	—	—	63	Manufacture and sale of concrete
* Guangzhou Bright Growth City Real Estates Co. Ltd.	China, limited liability company	Registered capital Rmb88,315,800	—	**95**	—	40.8	Property development
* Guangzhou Carry Win City Real Estates Co. Ltd.	China, limited liability company	Registered capital Rmb28,684,800	—	**95**	—	40.8	Property development
* Guangzhou Cement Factory	China, limited liability company	N/A	—	—	—	49	Manufacture and sale of cement
* Guangzhou Central Funds City Real Estates Co. Ltd.	China, limited liability company	Registered capital Rmb37,236,300	—	**95**	—	40.8	Property development
* Guangzhou Charcon Real Estate Co., Ltd.	China, limited liability company	Registered capital HK$259,670,000	—	**100**	—	51	Property development
* Guangzhou Charho Real Estate Company Limited	China, limited liability company	Registered capital US$5,000,000	—	**100**	—	51	Property development

Principal subsidiaries (cont'd)

Name of subsidiary	Place of incorporation/ establishment and kind of legal entity	Issued and fully paid up share capital/registered capital	Effective percentage of attributable interest held by the Company				Principal activities
			2002		2001		
			Direct	Indirect	Direct	Indirect	
* Guangzhou Charmlink City Real Estates Co. Ltd.	China, limited liability company	Registered capital Rmb15,998,400	—	95	—	40.8	Property development
* Guangzhou City Construction & Development Co. Ltd.	China, limited liability company	Registered capital Rmb1,631,012,700	—	95	—	—	Property development
* Guangzhou City Construction & Development Consulting Ltd.	China, limited liability company	Registered capital Rmb2,145,800	—	98.13	—	—	Consulting services in property development
* Guangzhou City Construction & Development Decoration Ltd.	China, limited liability company	Registered capital Rmb35,882,800	—	98.62	—	—	Decoration and design
* Guangzhou City Construction & Development Jingcheng Property Co. Ltd.	China, limited liability company	Registered capital Rmb13,712,500	—	95	—	—	Property development
* Guangzhou City Construction & Development Property Ltd.	China, limited liability company	Registered capital Rmb12,994,800	—	95	—	—	Property development and investment
* Guangzhou City Construction & Development Supervising Ltd.	China, limited liability company	Registered capital Rmb8,921,500	—	65	—	—	Project management
* Guangzhou City Construction & Development Weicheng Enterprise Ltd.	China, limited liability company	Registered capital Rmb955,300	—	80	—	—	Property investment
* Guangzhou City Construction & Development Xingye Property Agent Ltd.	China, limited liability company	Registered capital Rmb37,520,000	—	52	—	—	Real estate agency

Principal subsidiaries (cont'd)

Name of subsidiary	Place of incorporation/ establishment and kind of legal entity	Issued and fully paid up share capital/registered capital	Effective percentage of attributable interest held by the Company 2002 Direct	2002 Indirect	2001 Direct	2001 Indirect	Principal activities
#* Guangzhou Construction & Development Holdings (China) Limited	British Virgin Islands	1 Ordinary share of US$1 each	**100**	—	—	—	Investment holding
* Guangzhou Cowan City Real Estates Co. Ltd.	China, limited liability company	Registered capital Rmb28,684,800	—	95	—	40.8	Property development
* Guangzhou Eastern Growth City Real Estates Co. Ltd.	China, limited liability company	Registered capital Rmb12,734,400	—	95	—	40.8	Property development
* Guangzhou Faithbond City Real Estates Co. Ltd.	China, limited liability company	Registered capital Rmb16,231,400	—	95	—	40.8	Property development
* Guangzhou Faithlink City Real Estates Co. Ltd.	China, limited liability company	Registered capital Rmb28,552,300	—	95	—	40.8	Property development
* Guangzhou Five Rams Cement Company Limited	China, limited liability company	N/A	—	—	—	49	Manufacture and sale of slurry for the production of clinker
* Guangzhou Grandcity Automobile Services Co.	China, limited liability company	Registered capital Rmb2,730,600	—	**81.26**	—	—	Car parking management
* Guangzhou Grandcity Development Ltd.	China, limited liability company	Registered capital Rmb539,578,600	—	**81.26**	—	—	Property development
* Guangzhou Guangxiu City Real Estates Co. Ltd.	China, limited liability company	Registered capital Rmb18,287,700	—	95	—	40.8	Property development
* Guangzhou Honour City Real Estates Co. Ltd.	China, limited liability company	Registered capital Rmb16,386,800	—	95	—	40.8	Property development

Principal subsidiaries (cont'd)

	Name of subsidiary	Place of incorporation/ establishment and kind of legal entity	Issued and fully paid up share capital/registered capital	Effective percentage of attributable interest held by the Company 2002 Direct	2002 Indirect	2001 Direct	2001 Indirect	Principal activities
#*	Guangzhou Investment (China Property) Company Limited	British Virgin Islands	5,000 Ordinary shares of HK$1 each	—	**100**	—	51	Investment holding
	Guangzhou Investment Finance Company Limited	Hong Kong	2 Ordinary shares of HK$1 each	**100**	—	100	—	Financial services
#*	Guangzhou Investment (HK Property) Company Limited	British Virgin Islands	1 Ordinary share of HK$1 each	—	**100**	—	100	Investment holding
*	Guangzhou Investment Information Technology Company Limited	China, limited liability company	N/A	—	—	—	95	Investment holding
#*	Guangzhou Investment (Macau Property) Company Limited	British Virgin Islands	1 Ordinary share of HK$1 each	—	**100**	—	100	Investment holding
#*	Guangzhou Investment Property Holdings Limited	British Virgin Islands	1 Ordinary share of US$1 each	**100**	—	100	—	Investment holding
*	Guangzhou Jieyacheng Real Estate Development Co., Ltd.	China, limited liability company	Registered capital HK$92,000,000	—	**92**	—	46.92	Property development
*	Guangzhou Keen Asia City Real Estates Co. Ltd.	China, limited liability company	Registered capital Rmb14,083,200	—	**95**	—	40.8	Property development
*	Guangzhou Long Win City Real Estates Co. Ltd.	China, limited liability company	Registered capital Rmb28,684,800	—	**95**	—	40.8	Property development
*	Guangzhou May Hua City Real Estates Co. Ltd.	China, limited liability company	Registered capital Rmb12,853,900	—	**95**	—	40.8	Property development
*	Guangzhou Million Top City Real Estates Co. Ltd.	China, limited liability company	Registered capital Rmb28,684,800	—	**95**	—	40.8	Property development

Principal subsidiaries (cont'd)

Name of subsidiary	Place of incorporation/ establishment and kind of legal entity	Issued and fully paid up share capital/registered capital	Effective percentage of attributable interest held by the Company 2002 Direct	2002 Indirect	2001 Direct	2001 Indirect	Principal activities
* Guangzhou Nanxin Highways Development Company Limited	China, limited liability company	Registered capital Rmb141,463,000	—	29.60	—	29.33	Development and management of Guangshen Highway linking Guangzhou and Shenzhen
* Guangzhou Paper Limited	China, limited liability company	Registered capital Rmb827,590,000	—	51	—	51	Manufacture and sale of newsprint and corrugated paper
* Guangzhou Perfect City Real Estates Co. Ltd.	China, limited liability company	Registered capital Rmb14,448,600	—	95	—	40.8	Property development
* Guangzhou Qiaowei Highways Development Company Limited	China, limited liability company	Registered capital Rmb12,326,000	—	37	—	32.63	Investment holding
* Guangzhou Seaport City Real Estates Co. Ltd.	China, limited liability company	Registered capital Rmb23,074,600	—	95	—	40.8	Property development
* Guangzhou Sincere Land City Real Estates Co. Ltd.	China, limited liability company	Registered capital Rmb14,083,200	—	95	—	40.8	Property development
* Guangzhou Suiqiao Development Company Limited	China, limited liability company	Registered capital Rmb1,000,000	—	37	—	29.33	Investment holding
* Guangzhou Sun Peak City Real Estates Co. Ltd.	China, limited liability company	Registered capital Rmb14,440,300	—	95	—	40.8	Property development
* Guangzhou Super Gain City Real Estates Co. Ltd.	China, limited liability company	Registered capital Rmb16,254,700	—	95	—	40.8	Property development
* Guangzhou Swiss Joy City Real Estates Co. Ltd	China, limited liability company	Registered capital Rmb16,254,700	—	95	—	40.8	Property development

Principal subsidiaries (cont'd)

Name of subsidiary	Place of incorporation/ establishment and kind of legal entity	Issued and fully paid up share capital/registered capital	Effective percentage of attributable interest held by the Company				Principal activities
			2002		2001		
			Direct	Indirect	Direct	Indirect	
* Guangzhou Taihe Highways Development Company Limited	China, limited liability company	Registered capital Rmb155,980,000	—	**29.60**	—	29.33	Development and management of Guangcong Highway Section I linking Guangzhou and Conghua
* Guangzhou Tailong Highways Development Company Limited	China, limited liability company	Registered capital Rmb116,667,000	—	**18.87**	—	18.7	Development and management of Guangcong Highway Section II linking Guangzhou and Conghua, and Provincial Highway 1909 linking Conghua and Longtan
* Guangzhou Talent Gather City Real Estates Co. Ltd.	China, limited liability company	Registered capital Rmb11,952,000	—	**95**	—	40.8	Property development
* Guangzhou Tiyu Building Company Limited	China, limited liability company	Registered capital US$26,700,000	—	**100**	—	51	Property development and investment
* Guangzhou Top Jade City Real Estates Co. Ltd.	China, limited liability company	Registered capital Rmb11,952,000	—	**95**	—	40.8	Property development
* Guangzhou Tung Win City Real Estates Co. Ltd.	China, limited liability company	Registered capital Rmb11,952,000	—	**95**	—	40.8	Property development
* Guangzhou Unionwin City Real Estates Co. Ltd	China, limited liability company	Registered capital Rmb19,776,700	—	**95**	—	40.8	Property development

Principal subsidiaries (cont'd)

Name of subsidiary	Place of incorporation/ establishment and kind of legal entity	Issued and fully paid up share capital/registered capital	Effective percentage of attributable interest held by the Company 2002 Direct	2002 Indirect	2001 Direct	2001 Indirect	Principal activities
* Guangzhou Weian Highways Development Company Limited	China, limited liability company	Registered capital Rmb175,750,000	—	**29.60**	—	29.33	Development and management of Guangshan Highway linking Guangzhou and Shantou
* Guangzhou White Horse Clothings Market Ltd.	China, limited liability company	Registered capital Rmb118,873,900	—	**72.31**	—	—	Property Investment
* Guangzhou Winbase City Real Estates Co. Ltd.	China, limited liability company	Registered capital Rmb11,952,000	—	**95**	—	40.8	Property development
* Guangzhou Winfair City Real Estates Co. Ltd.	China, limited liability company	Registered capital Rmb24,805,500	—	**95**	—	40.8	Property development
* Guangzhou Winner City Real Estates Co. Ltd.	China, limited liability company	Registered capital Rmb28,684,800	—	**95**	—	40.8	Property development
* Guangzhou Wise Leader City Real Estates Co. Ltd.	China, limited liability company	Registered capital Rmb9,515,600	—	**95**	—	40.8	Property development
* Guangzhou Worldheart City Real Estates Co. Ltd.	China, limited liability company	Registered capital Rmb28,684,800	—	**95**	—	40.8	Property development
* Guangzhou Xingcheng Enterprise Development Ltd.	China, limited liability company	Registered capital Rmb154,612,700	—	**95**	—	—	Property Investment
* Guangzhou Xinguang Highways Development Company Limited	China, limited liability company	Registered capital Rmb143,333,000	—	**20.35**	—	20.16	Development and management of Guanghua Highway linking Guangzhou and Huadu

Principal subsidiaries (cont'd)

Name of subsidiary	Place of incorporation/ establishment and kind of legal entity	Issued and fully paid up share capital/registered capital	Effective percentage of attributable interest held by the Company 2002 Direct	2002 Indirect	2001 Direct	2001 Indirect	Principal activities
* Guangzhou Yicheng Property Management Ltd.	China, limited liability company	Registered capital Rmb3,403,700	—	**85.68**	—	—	Property management
* Guangzhou Yieldwise City Real Estates Co. Ltd.	China, limited liability company	Registered capital Rmb14,083,200	—	**95**	—	40.8	Property development
* Guangzhou Yue Peng Information Ltd.	China, limited liability company	Registered capital Rmb160,000,000	—	**37**	—	36.66	Investment holding
* Guangzhou Yue Xiu Property Management Company Limited	China, limited liability company	Registered capital Rmb1,000,000	—	**60**	—	30.6	Property management
* Guangzhou Zhujiang Cement Co., Ltd.	China, limited liability company	N/A	—	—	—	49.7	Manufacture and sale of cement
* Guangzhou Ziwei City Real Estates Co. Ltd.	China, limited liability company	Registered capital Rmb59,618,800	—	**95**	—	40.8	Property development
#* GZI Transport (Holdings) Limited	British Virgin Islands	1,848,497,550 Ordinary shares of HK$1 each	—	**51**	—	51	Investment holding
# GZI Transport Limited	Bermuda	1,049,785,530 Ordinary shares of HK$0.1 each	**0.57**	**36.43**	0.04	36.62	Investment holding
#* Honstar Investments Limited	British Virgin Islands	1 Ordinary share of US$1 each	—	**100**	—	51	Investment holding
* Hunan Yue Tung Highway and Bridge Development Company Limited	China, limited liability company	Registered capital Rmb21,000,000	—	**27.75**	—	27.5	Development and management of Xiang Jiang Bridge II in Hunan Province
Intro-Win Development Limited	Hong Kong	5,000,000 Ordinary shares of HK$1 each	—	**100**	—	75.01	Investment holding

Principal subsidiaries (cont'd)

	Name of subsidiary	Place of incorporation/ establishment and kind of legal entity	Issued and fully paid up share capital/registered capital	Effective percentage of attributable interest held by the Company				Principal activities
				2002		2001		
				Direct	Indirect	Direct	Indirect	
	Jamsin Limited	Hong Kong	2 Ordinary shares of HK$1 each	100	—	100	—	Property holding
	Jankon International Limited	Hong Kong	10,000 Ordinary shares of HK$1 each	—	100	—	51	Investment holding
	Jumbo Good Development Limited	Hong Kong	2 Ordinary shares of HK$1 each	—	100	—	100	Property investment
#	Jumbo King Development Limited	Hong Kong	2 Ordinary shares of HK$1 each	100	—	100	—	Property investment
	Kam Hon Investment Company Limited	Hong Kong	10,000 Ordinary shares of HK$100 each	—	100	—	51	Investment holding
#*	Kiu Fung Limited	British Virgin Islands	2 Ordinary shares of HK$1 each	—	37	—	36.66	Investment holding
	Light Home Development Limited	Hong Kong	10,000 Ordinary shares of HK$1 each	—	100	—	51	Investment holding
	Master Jet Industrial Limited	Hong Kong	N/A	—	—	—	70	Investment holding
	Merry Growth Development Limited	Hong Kong	100 Ordinary shares of HK$1 each	—	100	—	100	Property investment
	Multi-Way Industries Limited	Hong Kong	N/A	—	—	—	38.5	Manufacture and sale of concrete
	Nation Harvest Development Limited	Hong Kong	2 Ordinary shares of HK$1 each	—	100	—	100	Investment holding
	Pacific Max Industrial Limited	Hong Kong	10,000 Ordinary shares of HK$1 each	—	100	—	100	Investment holding
	Perfect Base Development Limited	Hong Kong	1,000,000 Ordinary shares of HK$1 each	—	100	—	51	Investment holding
	Raybeach Investment Limited	Hong Kong	10,000 Ordinary shares of HK$1 each	—	100	—	100	Property investment
#*	Round Table Holdings Limited	British Virgin Islands	100 Ordinary shares of HK$1 each	100	—	100	—	Investment holding

Principal subsidiaries (cont'd)

Name of subsidiary	Place of incorporation/ establishment and kind of legal entity	Issued and fully paid up share capital/registered capital	Effective percentage of attributable interest held by the Company 2002 Direct	2002 Indirect	2001 Direct	2001 Indirect	Principal activities
* Shaanxi Jinxiu Transport Co., Limited	China, limited liability company	Registered capital Rmb100,000,000	—	**37**	—	36.66	Development and management of Xian Lintong Expressway in Shaanxi Province
Shine Bonus International Limited	Hong Kong	N/A	—	—	—	38.5	Property holding
Smart Perfect Development Limited	Hong Kong	2 Ordinary shares of HK$1 each	—	**100**	—	100	Investment holding
Smart Rise Development Limited	Hong Kong	100 Ordinary shares of HK$1 each	—	**100**	—	100	Property investment
Smart Top Enterprises Limited	Hong Kong	2 Ordinary shares of HK$1 each	—	**37**	—	36.66	Property holding
* Sociedade de Fomento Predial Codo (Macau) Limitada	Macau	1 share of MOP99,000 and 1 share of MOP1,000	—	**100**	—	100	Property development
Star Noble Enterprises Limited	Hong Kong	1,000,000 Ordinary shares of HK$1 each	—	**60**	—	30.6	Investment holding
#* Super Gain Development Limited	British Virgin Islands	350,000 Ordinary shares of HK$1 each	—	**100**	—	51	Investment holding
#* Superland Development Ltd.	British Virgin Islands	10,000 Ordinary shares of HK$1 each	—	**100**	—	51	Investment holding
Takwill International Limited	Hong Kong	10,000 Ordinary shares of HK$1 each	—	**100**	—	51	Investment holding
Top Health International Limited	Hong Kong	10,000 Ordinary shares of HK$1 each	—	**100**	—	51	Investment holding
Viclong Company Limited	Hong Kong	100 Ordinary shares of HK$100 each	—	**100**	—	100	Property investment
Worldbest Development Limited	Hong Kong	10,000 Ordinary shares of HK$1 each	—	**100**	—	51	Investment holding

Principal subsidiaries (cont'd)

Name of subsidiary	Place of incorporation/ establishment and kind of legal entity	Issued and fully paid up share capital/registered capital	Effective percentage of attributable interest held by the Company 2002 Direct	2002 Indirect	2001 Direct	2001 Indirect	Principal activities
Yue Chi Cement Company Limited	Hong Kong	N/A	—	—	—	38.5	Trading and transportation of cement
Yue Xiu Concrete Company Limited	Hong Kong	N/A	—	—	—	35.7	Manufacture and sale of concrete
* Yue Xiu Investment (China) Company Limited	China, limited liability company	Registered capital Rmb39,015,773.09	**100**	—	100	—	Investment holding
Yue Xiu Property Agency Limited	Hong Kong	2 Ordinary shares of HK$1 each	—	**100**	—	100	Property agency services
Yue Xiu Property Consultants Limited	Hong Kong	100 Ordinary shares of HK$1 each and 500,000 Non-voting deferred shares of HK$1 each	—	**100**	—	100	Property management consultancy services
Yue Xiu Property Management Limited	Hong Kong	10,000 Ordinary shares of HK$1 each	—	**100**	—	100	Building management services
* 廣州城建開發南沙房地產有限公司	China, limited liability company	Registered capital Rmb8,000,000	—	**95**	—	—	Property development

The above table includes the subsidiaries of the Company which, in the opinion of the Directors, principally affected the results of the year or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the Directors, result in particulars of excessive length.

* Statutory audits of these entities were not performed by PricewaterhouseCoopers.

Companies operate principally in Hong Kong instead of in their respective places of incorporation/establishment except Jumbo King Development Limited which operates in Singapore.

Principal jointly controlled entities

As at 31st December 2002, the Group held the following principal jointly controlled entities:

Name of jointly controlled entity	Place of establishment	Effective percentage of indirect interest in ownership/voting power/profit sharing 2002	2001	Principal activities
Fujian Yue Xiu Shao Wu Pulp and Paper Manufacturing Company Limited	China	**51** **54.55** **51**	51 54.55 51	Manufacture and sale of pulp and paper
Guangdong Xinshidai Real Estate Ltd.	China	**45** **33.33** **44**	22.95 33.33 22.44	Property development
Guangzhou Charfar Real Estate Company Limited	China	**75** **55.56** **75**	56.26 55.56 56.26	Property development
Guangzhou Five Rams Express Transport Company Limited	China	— — —	23.47 42.86 23.47	Transportation service
Guangzhou Northern Second Ring Expressway Co., Limited	China	**17.02** **50** **17.02**	18.70 50 18.70	Development and management of Guangzhou Northern Second Ring Expressway in Guangzhou
Guangzhou South House Property Industry Co., Ltd.	China	**30** **28.57** **30**	15.3 28.57 15.3	Property development and management
Huadu Cement Limited	China	— — —	35 50 35	Manufacture and sale of cement
Tangshan Qixin Cement Company Limited	China	— — —	51 55.56 51	Manufacture and sale of cement
Zhoushan Xinyuan Real Estate Development Co., Ltd.	China	**38** **33.33** **38**	19.38 33.33 19.38	Property development

Statutory audits of all jointly controlled entities were not performed by PricewaterhouseCoopers.

Principal associated companies

As at 31st December 2002, the Group held shares/interests in the following principal associated companies:

Name of associated company	Place of incorporation/establishment	Effective percentage holding 2002	2001	Principal activities
Companhia de Investimento Predial San Chee Lee, Limitada	Macau	**25**	25	Investment holding
Country Calm Investment and Development Company Limited	Macau	**50**	50	Property development
Guangdong Humen Bridge Co., Ltd.	China	**9.25**	8.80	Development and management of Humen Bridge in Humen
Guangdong Qinglian Highway Development Co., Ltd.	China	**8.73**	5.72	Development and management of National Highway 107 linking Qingyuan and Lianzhou
Guangdong Shantou Bay Bridge Co., Ltd.	China	**11.10**	—	Development and management of Shantou Bay Bridge in Shantou
Guangzhou Jiehing Property Development Company Limited	China	**26.67**	13.6	Property development
Guangzhou Jinpeng Group Co., Ltd.	China	**—**	36.84	Mobile communication equipment manufacturing and integration
Guangzhou Northring Freeway Co., Ltd.	China	**8.99**	8.91	Development and management of Guangzhou City Northern Ring Road
Guangzhou Xin Yue Real Estate Development Co., Ltd	China	**28.20**	14.38	Property development
Hainan China City Property Development Co. Ltd.	China	**31.20**	15.91	Property development
Squareal Cement Limited	Hong Kong	**—**	49	Investment holding
Well Force Properties Ltd.	British Virgin Islands	**26.67**	13.6	Investment holding

Statutory audits of all associated companies were not performed by PricewaterhouseCoopers.

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of the Company will be held at 1st Floor, South China Hotel, 67-75 Java Road, North Point, Hong Kong on Wednesday, 18th June 2003 at 10:00 a.m. for the following purposes:

1. To receive and consider the audited accounts and the reports of the directors and auditors for the year ended 31st December 2002.

2. To elect directors and to authorise the board to fix directors' remuneration.

3. To re-appoint auditors and to authorise the board to fix their remuneration.

4. *As special business to consider and, if thought fit, to pass the following resolutions as Ordinary Resolutions:*

   A. "**THAT**

   (a) subject to sub-paragraph (b) below, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to repurchase its own shares on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or any other stock exchange on which the securities of the Company may be listed and recognised by the Securities and Futures Commission and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

   (b) the aggregate nominal amount of shares of the Company which may be purchased by the Company pursuant to the approval in sub-paragraph (a) above shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this Resolution, and the said approval shall be limited accordingly; and

   (c) *for the purpose of this Resolution,* "Relevant Period" *means the period from the passing of this Resolution until* whichever is the earliest of:

      (i) the conclusion of the next annual general meeting of the Company;

      (ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable laws of Hong Kong to be held; and

      (iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting."

B. "**THAT**

(a) subject to sub-paragraph (c) below and pursuant to Section 57B of the Companies Ordinance, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in sub-paragraph (a) above shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in sub-paragraph (a), otherwise than pursuant to (i) a Rights Issue, (ii) the exercise of the conversion rights attaching to any securities which are convertible into shares of the Company, (iii) any option scheme or similar arrangement for the time being adopted for the grant or issue to executives and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company, or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company, shall not exceed 20 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this Resolution and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable laws of Hong Kong to be held; and

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting; and

"Rights Issue" means an offer of shares of the Company open for a period fixed by the directors of the Company to holders of shares on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

C. "**THAT**

conditional upon the passing of Resolutions under sub-paragraphs A and B above, the aggregate nominal amount of the number of shares in the capital of the Company which shall have been repurchased by the Company pursuant to and in accordance with sub-paragraph A above shall be added to the aggregate nominal amount of the share capital of the Company which may be allotted or agreed conditionally or unconditionally to be allotted by the directors of the Company pursuant to and in accordance with the exercise of the general mandate approved in sub-paragraph B above."

By order of the Board
Wong Chi Keung
Company Secretary

Hong Kong, 16th April 2003

Notes:

1. The register of members of the Company will be closed from Thursday, 12th June 2003 to Wednesday, 18th June 2003, both days inclusive, for the purpose of establishing the entitlement of members to vote at the meeting convened by the above notice. During this period, no transfer of shares of the Company will be registered. In order to qualify for voting, all transfers of shares of the Company accompanied by the relevant share certificates must be lodged for registration with the Company's Share Registrar, Abacus Share Registrars Limited at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, not later than 4:30 p.m. on Wednesday, 11th June 2003.

2. A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a member of the Company.

3. To be valid, a form of proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of such authority, must be deposited with the Company's Share Registrar, Abacus Share Registrars Limited at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, not less than 48 hours before the time appointed for holding of the meeting or adjourned meeting thereof.

4. At the annual general meeting of the Company held on 26th June 2002, Ordinary Resolutions were passed giving general mandates to directors of the Company to repurchase shares of the Company on the Stock Exchange and to allot, issue and otherwise deal with additional shares in the capital of the Company respectively. Under the terms of the Companies Ordinance and the Listing Rules these general mandates lapse at the conclusion of the Annual General Meeting for 2003, unless renewed at that meeting. The Ordinary Resolutions sought in items 4A and 4B of the above notice renew these mandates.

5. With reference to the Ordinary Resolutions sought in items 4A and 4B of the above notice, the directors of the Company wish to state that they have no immediate plans to repurchase any existing shares or to issue any new shares of the Company. Approval is being sought from members of the Company as a general mandate pursuant to the Companies Ordinance and the Listing Rules.

Corporate and Investor Relations Information

Board of Directors

Executive directors

Ou Bingchang *(Chairman)*
Xie Shuwen
Chen Guangsong
Li Fei
Liang Ningguang
Xiao Boyan
Liang Yi
Luo Guoqing
Yin Hui
Wong Chi Keung
Yan Yuk Fung

Independent non-executive directors & audit committee members

Yu Lup Fat Joseph
Lee Ka Lun

Company Secretary

Wong Chi Keung

Auditors

PricewaterhouseCoopers
Certified Public Accountants

Principal Bankers

Bank of China (Hong Kong) Limited
The Hongkong and Shanghai Banking Corporation Limited

Website to Access Company Information

http://www.gzinvestment.com.hk
http://www.hkex.com.hk

Registered Office

24th Floor
Yue Xiu Building
160-174 Lockhart Road
Wanchai, Hong Kong

Share Registrar

Abacus Share Registrars Limited
G/F, Bank of East Asia Harbour View Centre
56 Gloucester Road, Wanchai
Hong Kong

Share Listing

The Company's shares are listed on:
The Stock Exchange of Hong Kong Limited
Singapore Exchange Securities Trading Limited

The stock codes are:
The Stock Exchange of Hong Kong Limited – 123
Reuters – 123.HK
Bloomberg – 123 HK

Investor Relations

For further information about
Guangzhou Investment Company Limited,
please contact:
Josephine Mak
Telephone : (852) 2116 8022
Facsimile : (852) 2598 7688
Email : contact@gzinvestment.com.hk

ADR Depositary Bank

The Bank of New York
American Depositary Receipts
620 Avenue of the Americas, 6th Floor
New York, NY 10011, USA
Telephone : (646) 885 3218
Facsimile : (646) 885 3043

Analysis of the Guangzhou Property Portfolio

Before Acquisition
***(1,710,000 sq.meters)**

Post Acquisition
***(8,950,000 sq.meters)**

BY STAGE OF DEVELOPMENT



Before Acquisition	
1%	Property interest held for investment
12%	Property interest held for sale
20%	Property interest held under development
67%	Property interest held for future development



Post Acquisition	
4%	Property interest held for investment
4%	Property interest held for sale
16%	Property interest held under development
76%	Property interest held for future development

BY LAND USE



Before Acquisition	
18%	Office
7%	Carpark
12%	Shop
59%	Residential
4%	Others



Post Acquisition	
7%	Office
3%	Carpark
8%	Shop
80%	Residential
2%	Others

BY LOCATION



Before Acquisition	
41%	Hai Zhu
27%	Tian He / Dong Shan
25%	Yue Xiu
6%	Bai Yun
2%	Others in Guangzhou & China



Post Acquisition	
13%	Hai Zhu
18%	Tian He / Dong Shan
5%	Yue Xiu
5%	Bai Yun
55%	Nansha
3%	Cong Hua
1%	Others in Guangzhou & China

* Attributable Gross Floor Area

List of Major Property Projects in Guangzhou Municipality : For Sales in 2003

Project	Land Use	Available Sales Area (sq. m)	Attributable Interest (per cent)	Location
Ling Lang Garden Tong Jia Road, West of Xi Cha Road, Guangzhou	Residential	37,000	95.0	Bai Yun
Phase 1 of Jiang Nan New Mansion No. 40 Xin Gang Xi Road, Hai Zhu District, Guangzhou	Residential	24,000	95.0	Hai Zhu
Romantic Garden Zhu Jiang Estate E-1-4, Tian He District, Guangzhou	Residential	11,000	95.0	Tian He
Tian Jin Court Junction of Tian He Road and East of Ti Yu Dong Road, Guangzhou	Residential	10,500	95.0	Tian He
Hua Cheng Mansion & Hong Cheng Garden Er Sha Island, Dong Shan District, Guangzhou	Residential	9,600	95.0	Dong Shan
Golden Arch Residence Er Sha Island, Dong Shan District, Guangzhou	Residential	7,500	95.0	Dong Shan
Wen De Ya Qian De Zheng Zong Road, Dong Shan District Guangzhou	Residential	16,166	95.0	Dong Shan
Ju Ya Mansion Bing Jian Road Hai Zhu District Guangzhou	Residential	4,500	95.0	Hai Zhu
Glade Village Cong Hua Guangzhou	Residential	22,000	95.0	Cong Hua
Galaxy City Zhu Jiang Estate E2-1 and E2-2, Tian He District, Guangzhou	Residential	42,000	80.0	Tian He
Phase II of Springland Garden Zhuang Tou Residential District, Gongye Main Road, Hai Zhu District, Guangzhou	Residential	10,000	76.5	Hai Zhu
Run Hui Building At the crossing of Jiangnan Xi Road and Zishan Street, Guangzhou	Residential	15,000	80.0	Hai Zhu
Southern Le Sand Nansha District	Residential	28,600	95.0	Nansha

List of Major Property Projects in Guangzhou Municipality : For Rental in 2003

Project	Land Use	Available Rental Area (sq. m)	Attributable Interest (per cent)	Location
Xiangkang Commercial Plaza Sanyuan Li, Bai Yun District, Guangzhou	Office/ Shop	12,087 16,171	100.0	Bai Yun
Guang Yuan Cultural Centre No. 33 Jing Tai Zhi Street, Bai Yun District, Guangzhou	Shop/ Carpark	17,893 11,900	75.0	Bai Yun
Nan Feng Shopping Centre, Phase 1 of Jiang Nan Estate, F1, F2, G1, G2, H1, H4 No. 148 Jiangnan Da Road Central, Hai Zhu District, Guangzhou	Shop	6,030	95.0	Hai Zhu
City Development Plaza No. 189 Ti Yu Xi Road, Tian He District, Guangzhou	Shop/ Office/ Carpark	18,129 37,882 12,500	95.0	Tian He
Hong Fa Building Tian He District Guangzhou	Shop/ Office/ Carpark	3,953 13,834 14,999	81.3	Tian He
White Horse Commercial Building No. 16 Zhan Nan Road, Yue Xiu District, Guangzhou	Shop/ Carpark	49,365 6,255	72.3	Yue Xiu
Guangzhou Sports Stadium Building and Jin Han Building No. 119 Liuhua Road, Yue Xiu District, Guangzhou	Office	40,000	100.0	Yue Xiu
Lu Hu Building No. 123 Lu Jing Road, Lake Lu, Dong Shan District, Guangzhou	Shop	4,107	95.0	Dong Shan
Hongcheng Shopping Arcade Tian He District Guangzhou	Shop	49,594	95.0	Tian He
Phase 3 Development Site of Jiangnan New Mansion No. 40 Xin Gang Xi Road Haizhu District Guangzhou	Shop	30,319	95.0	Hai Zhu
Tian Hui Court Shopping Arcade Tian He Southern Residential 13-3, 4 Tian He District Guangzhou	Shop	6,031	95.0	Tian He
Nan Gang Seafood Restaurant Tian He Northern Residential 6-1, 2 Tian He District Guangzhou	Shop	4,460	95.0	Tian He
Guangzhou American International School Er Sha Island Guangzhou	Commercial	6,190	95.0	Dong Shan

List of Major Property Projects in Guangzhou Municipality : Under Development

Project	Land Use	Gross Floor Area (sq. m)	Attributable Interest (per cent)	Location
Tian He Railway Station East - Commercial Plaza Tian He District, Guangzhou	Shop/Carpark	74,000	80.0	Tian He
Land Lot No: RJ-1 MTR Junction of Zhongshan Road and Jiefang Bei Road, Yue Xiu District, Guangzhou	Residential	44,178	92.0	Yue Xiu
Tong De Garden Bai Yun District, Guangzhou	Residential	105,373	95.0	Bai Yun
Commercial District Zone 2 Tian He District, Guangzhou	Office/ Shop/ Carpark	89,163 31,208 28,906	95.0	Tian He
Development Site of Jiang Nan New Mansion Hai Zhu District, Guangzhou	Residential	299,163	95.0	Hai Zhu
Fortune Square Nos. 116-118 Ti Yu Dong Road, Tian He District, Guangzhou	Office/ Carpark	69,431 8,645	95.0	Tian He
Land Parcel of Glade Village Cong Hua Guangzhou	Residential	294,820	95.0	Cong Hua

List of Major Property Projects in Guangzhou Municipality : Future Development

Project	Land Use	Gross Floor Area (sq. m)	Attributable Interest (per cent)	Location
Development site of Hongcheng Shopping Arcade Commercial District 1 Tian He District Guangzhou	Shop	290,000	95.0	Tian He
Commercial District 7 Tian He District Guangzhou	Residential	63,600	95.0	Tian He
Area 12-1 Hui Ya Mansion Tian He District, Guangzhou	Office	100,000	81.3	Tian He
Area 12-5 Hui Ya Mansion Tian He District, Guangzhou	Hotel	80,000	95.0	Tian He
Development Land Parcel at Guang Long Management District Nansha Economic Technical Development Zone, Panyu, Guangzhou	Residential	5,119,170	95.0	Nansha
New Age Plaza Main Building No. 11 Jianshe Road 3 Dong Shan District Guangzhou	Residential	15,500	44.0	Dong Shan
Phase III of Glorious City Garden No. 858 Dongfeng East Road Dong Shan District Guangzhou	Office	55,082	28.2	Dong Shan
Chi Gang Qiao Western Area 1, 2, 3, 4, 5 Dong Shan District, Guangzhou	Residential	75,536	80.0	Dong Shan
Area 1, 4 Phase IV of Jiang Nan Estate Hai Zhu District, Guangzhou	Residential	105,800	80.0	Hai Zhu
Phase III of Springland Garden Zhuang Tou Residential District, Gongye Main Road, Hai Zhu District, Guangzhou	Residential/Shop	550,895	76.5	Hai Zhu
Area E-3-1, Zhu Jiang Estate Tian He District, Guangzhou	Residential/Shop	145,777	80.0	Tian He
Yue Xiu Building Junction of Dongfeng Zhong Road North-east of Xiaobei Road Yue Xiu District Guangzhou	Shop/ Office	20,437 60,567	75.0	Yue Xiu
Guangzhou Sports Stadium No. 119 Liuhua Road, Yue Xiu District, Guangzhou	Office	164,000	100.0	Yue Xiu

Location Map of Major Property Projects in Guangzhou Urban Area



Bai Yun District
Xiangkang Commercial Plaza *
Ling Lang Garden
Guang Yuan Cultural Centre *
Yue Xiu District
White Horse Commercial Building *
Guangzhou Sports Stadium Building *
Dong Shan District / Er Sha Island
Hua Cheng Mansion
Jing Ya Garden
Hong Cheng Garden
Lu Hu Building*
Wen De Ya Qian
Tian He District
Galaxy City
Romantic Garden
Tian Jin Court
City Development Plaza *
Hong Fa Building *
Hai Zhu District
Run Hui Building
Ju Yu Mansion
Springland Garden
Jiang Nan New Mansion
Nan Feng Shopping Centre *

* Rental Properties



GUANGZHOU INVESTMENT COMPANY LIMITED

越秀投資有限公司

2002 年報

目錄

越秀投資有限公司(「本公司」)於一九九二年十二月在香港聯合交易所有限公司(「聯交所」)上市。本公司的控權股東越秀企業(集團)有限公司(「越秀企業」)是廣州市人民政府在香港的窗口公司。本集團建立了多項業務，包括主要位於中國內地(「中國」)廣東省的房地產、水泥及預拌混凝土(「預拌混凝土」)、製漿及造紙及收費公路。這些業務在華南地區均有龐大的市場佔有率。中國房地產業務方面，本集團目前在廣州市的房地產項目及土地儲備，應佔總樓面面積為8,950,000平方米，主要為住宅地盤。新聞紙廠的年生產能力為270,000噸。收費公路業務是透過於一九九七年在聯交所獨立上市的本公司附屬公司：越秀交通有限公司經營，越秀交通有限公司目前在廣東及中國個別的其他省份經營應佔約304.1公里的收費公路及橋樑項目。於二〇〇二年十二月前，本集團是廣東省最大的水泥生產商，水泥年生產能力達2,900,000噸，預拌混凝土年生產能力為2,000,000立方米，而本公司亦在高科技業務範疇進行選擇性投資，包括移動網絡設備製造及組裝，以及開發地理訊息系統技術的軟件和解決方案。

本集團計劃擴大廣州房地產及收費公路業務，由於華南經濟持續發展，這方面的業務潛力將無可限量。此外，包括水泥、預拌混凝土及高科技項目等非核心投資之權益已於二〇〇二年十二月出售。於新聞紙業務之權益預期亦會因進行建議的A股上市計劃而被攤薄。


公眾人士
越秀企業(集團)
有限公司
37%
63%
越秀投資有限公司
越秀交通
有限公司
收費公路及橋樑
(304.1公里)
房地產
香港地產
(14萬平方米)
中國地產
(895萬平方米)
製漿及造紙
新聞紙
(27萬噸)

董事長報告



董事長
區秉昌

二〇〇二年是本集團資產及業務調整的一年。

年內，本集團已完成收購廣州市著名房地產發展商廣州市城市建設開發集團有限公司(「廣州城建」)的控制性權益及出售水泥、預拌混凝土及高科技等非核心業務。日後本集團的房地產投資及開發業務將會專注在廣州市，而收費公路業務將繼續提供經常性收入支持房地產業務。主要在香港及澳門的房地產業務及福建省的製漿廠將於適當時候縮減規模及終止經營，本集團於新聞紙業務的應佔權益亦將透過將廣州造紙有限公司的A股上市建議，逐步減持。由於上述的業務重整，本集團得以削減人手及精簡架構。

完成收購廣州城建後，本集團的擴大土地儲備大部份位於廣州市市區及珠江三角洲的心臟地帶南沙區。市區項目將會提供即時發展潛力，而在未來數年急速開發的南沙區將具有中期發展潛力。本集團的未來市場定位主要是專注發展廣州市市區的中價住宅物業，並以郊區項目作為補充，平均售價將介乎每平方米人民幣4,000元至人民幣6,000元。由於人民銀行的謹慎政策，避免房地產市場發展過熱，華東及華北區域的房地產市場可能會在未來六至十二個月內步入整固期。不過，廣州房地產市場並無出現過熱跡象，由於地方政府的審慎土地管理政策，廣州房地產市場一直穩定發展，因此將不會受到不利影響。

於二○○二年，廣東省的本地生產總值增長達10.8%。本集團相信，隨著中國進一步成為世界工廠，中國特別是華南的經濟表現將繼續向好。雖然廣州市的房地產市場競爭依然激烈，但同時由於經濟持續發展及人口擴大至已超過10,000,000人，因而具有龐大的增長潛力。作為主要房地產企業，本集團對其未來的潛力和表現表示樂觀。

最後，本人對全體股東、董事及職員在二○○二年的支持，勤奮及努力深表謝意。

董事長
區秉昌

香港，二○○三年四月十六日

業務回顧

核心業務

廣州房地產市場持續擴大

二○○二年，廣州市住宅一手市場持續穩定增長，廣州市內全部十區的總銷量上升11.3%至7,950,000平方米，而平均售價稍為下降1.85%至每平方米人民幣4,151.7元。市區物業佔總銷量的64.7%(5,140,000平方米)，而平均售價約為每平方米人民幣4,869.0元，分別較二○○一年上升8.2%及下降1.1%。除一手市場交投活躍外，二手市場交投繼續增長，銷量顯著攀升36.5%至3,050,000平方米，價格較二○○一年下調6.78%至平均每平方米人民幣3,344.3元，反映該等物業的質素。

二○○二年內，本集團的銷售面積增加17.6%至約80,000平方米，主要為住宅物業，其中以星滙園為核心項目。



天河區星滙園

非常重大房地產資產收購及市場定位

於二○○二年十二月二十日，本集團完成以約49.83億港元向控股股東越秀企業(集團)有限公司(「越秀企業」)收購廣州市著名房地產發展商廣州市城市建設開發集團有限公司(「廣州城建」)及其他一些中國房地產資產，資產淨值總額約為83.5億港元。這代價較這兩項資產的應佔資產淨值折讓40%，對本集團相當有利。本集團亦透過向越秀企業支付包括新股股份(以每股0.68港元發行約21.08億股新股份)、現金(20億港元)及按15.5億港元的價值交換資產組合，以達致較平衡的收購後資本架構。就會計而言，該交易以本公司股份於二○○二年十二月二十日的市價入賬，因此該代價是以45.44億港元作為紀錄。



二沙島宏城花園別墅

完成此項交易後，本集團將名列廣州市最大房地產發展商之一。上述交易大幅增加本集團的土地資源，應佔總建築樓面面積增加約4.2倍至8,950,000平方米。大部份項目主要位於廣州市六個地區，包括市區的白雲、海珠、二沙島、天河等區，以及郊區的從化市及南沙區。二○○三年將會推售的主要項目亦將大幅增加，包括南沙區的南沙海濱花園、天河區的星滙園、海珠區的潤滙大廈、翠城花園第二期、江南新苑等及二沙島的宏城花園，預期總銷售面積約220,000平方米。



海珠區江南新苑

新聞紙業務受到全球新聞紙價格下調所影響

由於新聞紙生產商之間的競爭加劇，廣州造紙有限公司(「廣州造紙」)在具挑戰的環境下經營。二○○二年，兩條舊生產線終止運作令生產量減少，廣州造紙銷售254,243噸新聞紙，較二○○一年減少10.3%，但銷售比率依然維持接近100%的可觀水平。造紙廠控制固定及可變成本的措施已大大抵銷了產量下降，然而，隨著國際新聞紙價格下調的趨勢，令廣州造紙新聞紙平均價格大幅下降14.0%至每噸人民幣4,208.8元，並對其表現有負面影響。

雖然這樣，二○○二年廣州造紙繼續維持在國內生產新聞紙市場最大佔有率之一，並按銷量計算，名列中國首位。展望二○○三年，由於原材料價格已經上揚，國際新聞紙價格將可能回穩。廣州造紙的年產量達至260,000噸，是來年盈利的主要推動力。本集團將繼續提升實力，在本地市場競爭之中增加市場佔有率。

收費公路業務受一次性因素影響

二○○二年對本公司的收費公路附屬公司：越秀交通有限公司(「越秀交通」)是轉型的一年。由於出售若干未來收益將會下降的項目，和部份收費公路項目出現暫時性的交通分流，於二○○二年越秀交通錄得股東應佔盈利下降29.1%至156,100,000港元。然而，這些負面影響在二○○三年將不會再對本集團的表現構成影響。本集團已透過於二○○二年七月收購汕頭海灣大橋補充投資組合，過往受新公路分流影響的收費公路的收費交通流量亦由二○○三年年初開始大幅回升。隨著中國日益富裕令擁有汽車比例急速增加，預期在可見將來，收費交通流量將會進一步增長。因此，本集團相信二○○三年其收費公路業務的經營情況將會好轉。

已出售業務

水泥及預拌混凝土業務

於二○○二年，本公司與德國海德堡水泥集團成立的合營企業：中國世紀水泥有限公司(「世紀水泥」)，其水泥及預拌混凝土的總銷量分別上升13.7%及4.5%至約3,075,000噸及1,035,000立方米。由於世紀水泥進軍如深圳市等新市場，以及廣東省擴大建築活動，所以銷量有所上升。多項基建項目，如廣州新機場、廣州市區第二期地鐵工程和廣珠西高速公路等建築工程亦經已展開，因而增加水泥和預拌混凝土的需求量。雖然同期香港市場疲弱，但世紀水泥在二○○二年的整體表現大幅改善，首要原因是廣東省的水泥銷量增加；其次，廣東省的水泥售價企穩在每噸人民幣265.0元，較二○○一年上升2.5%；第三，期內水泥生產成本，如自行生產的石灰石，及對外採購的電力價格均有所下降。

高科技業務

本集團於廣州金鵬集團有限公司擁有約36.84%的實際權益，其主要從事(i)銷售及製造電訊設備，包括流動開關設備及流動電話；及(ii)投資於中國資訊相關行業，包括資訊科技顧問服務。本集團亦於中科越秀(香港)訊息產業有限公司(「中科越秀」)擁有約46.70%實際權益。中科越秀主要從事提供地理訊息系統、全球定位系統，及為協助客戶解決應用地理數據問題而度身定造的遙遠感應設備。中科越秀及其附屬公司就土地記錄管理及物業評值、土地使用規劃及分類、公眾安全、土木工程、人口普查、物業及設備管理等提供顧問及應用服務。中科越秀亦提供交通、水務／污水處理、環境及公眾設施管理的應用服務。

由於進行業務重組，所以水泥、預拌混凝土和高科技業務，已於二○○二年十二月按15.5億港元的價值與越秀企業交換房地產資產。

財務回顧

業績分析

本集團在二〇〇二年的營業額為3,225,473,000港元，較二〇〇一年同期下降4.4%。

由於本集團出售較多的廣州市住宅單位，及於二〇〇二年十二月完成收購城市建設開發集團（中國）有限公司及其附屬公司後，綜合滙總城市建設開發集團（中國）有限公司及其附屬公司的一個月銷售營業額，令中國房地產銷售營業額上升59%至636,514,000港元。雖然香港租賃物業市場衰退，但租金收入營業額仍上升約8%至152,943,000港元，原因是本集團在廣州市的投資物業租金收入上升及綜合滙總城市建設開發集團（中國）有限公司及其附屬公司一個月的租金收入營業額。雖然水泥業務銷售上升，但由於水泥業務已於二〇〇二年十二月售出，年內僅貢獻十一個月的營業額，因此這業務的營業額減少10%至916,020,000港元。全球新聞紙價格下調影響本集團的新聞紙業務，令營業額減少14%至1,141,688,000港元。基於多項包括出售新豐公路及個別收費公路受交通分流等暫時性因素影響，本集團收費公路業務的營業額下降15%至355,638,000港元。

由於越秀交通有限公司出售部份公路及利率下調引致較少利息收入，所以其他收益減少73%至19,110,000港元。

基於與第二段相類似的原因，總毛利為1,033,548,000港元，減少17%。

總開支包括銷售、分銷、行政開支及其他經營淨收入，輕微下降約6%至合共666,747,000港元。

由於本集團將房地產重心轉移到廣州市場，因此本集團就其於香港及澳門的若干發展和投資物業的餘下權益及廣州造紙有限公司的固定資產，作出總額891,736,000港元的撥備，以反映在適當時候有意減持這些項目的策略。上述撥備亦包括越秀交通有限公司就其他投資作撥備33,462,000港元。

財務成本因利率調低和償還若干銀行貸款，大幅下降27%至185,986,000港元。

就共同控制實體及聯營公司權益的減值撥備為164,155,000港元，這亦反映在適當時候可按策略計劃減持福建省製漿廠及澳門物業的權益。

少數股東權益因造紙及收費公路業務的盈利減少，因而下降45%至170,633,000港元。

截至二〇〇二年十二月三十一日止年度，本集團錄得股東應佔虧損989,041,000港元（二〇〇一年：股東應佔盈利39,782,000港元）。若剔除非經常撥備1,055,891,000港元（二〇〇一年：43,621,000港元），本集團於二〇〇二年的業績應為66,850,000港元（二〇〇一年：83,403,000港元）。

每股盈利

	二〇〇二年	二〇〇一年
已發行股份加權平均數	**4,017,138,450**	3,976,268,141
股東應佔（虧損）／盈利（港元）	**(989,041,000)**	39,782,000
每股（虧損）／盈利（仙）		
基本	**(24.62)**	1.00
全面攤薄	**不適用**	0.99

於二○○二年已發行股份之加權平均數較二○○一年上升1%。在二○○二年內就收購廣州市城市建設開發集團有限公司(「廣州城建」)之控股權益及若干其他中國房地產資產而發行2,107,688,555股股份，以及因行使購股權而發行2,120,000股股份。於二○○二年十二月三十一日已發行普通股總數為6,118,102,222股。

末期股息

董事會不建議派發二○○二年的末期股息(二○○一年：無)。年內並無派發中期股息(二○○一年：無)。

現金流量分析

於二○○二年，本集團經營業務所得之現金流入淨額為500,000,000港元(二○○一年：174,000,000港元)。較二○○一年大幅增加，原因是發展在建中地產項目所需的現金開支下降及水泥的應收賬款下降。年內，主要由於收購廣州城建之權益，故本集團投資業務之現金流出淨額約為2,183,000,000港元(二○○一年：229,000,000港元)。為提供該項收購所需資金，從以銀行貸款為主的融資活動中籌得現金流入淨額1,339,000,000港元(二○○一年：348,000,000港元)。

資本性開支

於二○○二年年度內，本集團之主要資本性開支包括透過越秀交通有限公司收購汕頭海灣大橋30%股份及持有清連公路的本集團非全資附屬公司餘下之34%權益，代價分別為305,000,000港元及135,600,000港元。於二○○二年十二月，根據「非常重大房地產資產收購」所述之完成收購，支付現金2,000,000,000港元作為部份代價。

資本及其他承擔

於二○○二年十二月三十一日，本集團主要用作興建中國及香港發展中物業之資本承擔為473,000,000港元。

流動資金及資本資源

本集團維持穩健之財務狀況。於二○○二年十二月三十一日，本集團之抵押存款、銀行結餘及現金約達1,077,000,000港元(二○○一年：1,622,000,000港元)，其中約74%以人民幣結算、23%以港元結算，餘額以美元及其他貨幣結算。

於二○○二年十二月三十一日，本集團之銀行借款(不包括銀行透支)(「銀行借款」)及尚未轉換之可換股債券分別約為6,763,000,000港元及201,000,000港元(統稱為「總借款」)。總借款較二○○一年淨增加3,017,000,000港元，主要由於綜合滙總來自城市建設開發集團(中國)有限公司及其附屬公司之資產及負債，及年內籌得之銀團貸款26.3億港元用以融資收購該等資產及負債。就銀行借款，約47%以港元結算、45%以人民幣結算及8%以美元結算。可換股債券均以港元結算，而息票年息為3厘及換股價為每股0.6168港元。

管理層相信，從經擴大集團在香港及中國之附屬公司、聯營公司及共同控制實體賺取及／或滙出之人民幣、港元及美元之穩定資金流入，足以應付本集團短至中期對人民幣、港元及美元借款、財務成本及股息分派所需。

下表顯示總借款還款時間表：

	於下列期間內償還				
	一年	一至兩年	兩至五年	五年以上	總計
	千港元	千港元	千港元	千港元	千港元
銀行借款	3,216,424	754,853	2,791,328	468	6,763,073
可換股債券	200,623	—	—	—	200,623
總借款	3,417,047	754,853	2,791,328	468	6,963,696

約48%之銀行借款將於一年內償還，其中72%由人民幣貸款貢獻。鑑於「非常重大房地產資產收購」後其財務狀況獲改善，本集團之信貸對銀行界已明顯變得更具吸引力。由於管理層深信，短期貸款(特別是人民幣貸款)可如計劃於到期時獲再融資或再展期一至三年，故相對的流動資金風險被認為不重大。所有可換股債券可於一年內贖回。

約69%之銀行借款與房地產項目有關，並由本集團之部份房地產組合作抵押。

財務政策

本集團的整體財務及融資政策着重風險管理及資金流量控制。銀行結餘一般會存放於香港及中國的銀行戶口作短期定息銀行存款，並無資金存放於非銀行機構或作證券投資。本集團將致力維持平衡香港及中國的銀行往來關係，以利用兩個市場不同的資金流通量。

由於本集團的主要經營業務位於中國，且大部分收入以人民幣結算，故管理層注意到滙兑風險的可能性。作為對沖政策，管理層盡量以人民幣的借款支付本集團人民幣的投資，以外幣結算的資本及債務融資亦將選擇性地運用。

下表概述本集團資本架構成分：

	二〇〇二年		二〇〇一年	
	千港元	%	千港元	%
可換股債券(定息)				
可換股債券	**200,623**	**1**	450,073	4
銀行借款(浮息)				
以人民幣結算	**3,058,150**	**17**	1,505,863	14
以美元結算	**546,000**	**3**	1,155,818	11
以港元結算	**3,158,923**	**18**	834,853	8
總借款	**6,963,696**	**39**	3,946,607	37
股東權益加負商譽	**10,839,920**	**61**	6,609,073	63
資本總值	**17,803,616**	**100**	10,555,680	100
總資本負債比率	**39%**		37 %	

本集團之資本架構持續維持於合理水平，於二〇〇二年十二月三十一日之總資本負債比率(以總借款與資本總值之百分比呈列)為39%，與二〇〇一年十二月三十一日的水平相若。上表負商譽指本集團因進行「非常重大房地產資產收購」，其應佔所購淨資產之公平值超出收購成本之數額，其中大部份來自本集團原來獲得的40%折扣率。

利息保障倍數

根據分佔聯營公司及共同控制實體之盈利／虧損後經非現金項目調整的經營盈利計算，二〇〇二年的利息保障倍數為4.2倍，與二〇〇一年的4.1倍水平相若。

僱員

於二〇〇二年十二月三十一日，本集團聘用約7,900名僱員，其中約7,700名僱員主要參與房地產、收費公路及造紙業務。

僱員人數與二〇〇一年十二月三十一日之比較，淨減少達40%，主要由於因「非常重大房地產資產收購」而出售本集團之水泥及預拌混凝土業務，和推行本集團之節省成本及改善效率政策。

本集團給予員工的薪酬主要根據行內慣例，提供包括供款之公積金及其他員工福利。本集團亦已採納購股權計劃，根據本集團的業績及個別員工之表現而授出購股權。

董事簡介

執行董事

區秉昌先生，56歲，二○○三年一月獲委任為本公司執行董事兼董事長，亦為本公司之控股公司越秀企業（集團）有限公司（「越秀企業」）董事長及越秀交通有限公司（「越秀交通」）董事長。區先生畢業於中國藥科大學。於二○○二年十一月加入越秀企業前，先後在廣州制藥廠、廣州市經濟協作辦公室、廣州市人民政府辦公廳擔任領導職務，在擔任廣州市交通委員會主任職務期間，曾為廣州市的交通規劃、建設、發展和管理工作做出過突出貢獻，在工業技術、交通網絡、企業及經濟管理方面積逾30年的經驗。

謝樹文先生，49歲，一九九七年獲委任為本公司執行董事，二○○○年獲委任為本公司總經理，亦為越秀企業之副董事長兼總經理及越秀交通董事。謝先生畢業於中國暨南大學工業及經濟管理專業、獲工商管理碩士學位、是高級經濟師。於一九九七年加入越秀企業之前，他曾任廣州造紙廠廠長，在企業經營管理方面有10多年經驗。

陳光松先生，60歲，二○○一年獲委任為本公司執行董事，亦為越秀企業副董事長及越秀交通董事。陳先生畢業於中國華南理工大學。曾任廣州味精食品廠廠長及廣州市輕工業集團董事長兼總經理。加入本集團以前，陳先生由一九九八年至二○○一年四月期間，為廣州市經濟委員會主任，具有超過33年企業管理經驗。

李飛先生，50歲，二○○二年獲委任本公司執行董事，亦為越秀企業董事。李先生畢業於中國華南師範大學中文系。他現時為廣州市城市建設開發集團有限公司(「廣州城建」)的董事長，負責廣州城建集團的策略性策劃、業務發展及營運。

梁凝光先生，49歲，一九九二年獲委任為本公司執行董事兼副總經理，亦為越秀交通董事。梁先生畢業於中國中央廣播電視大學，主修財務，並獲澳洲梅鐸大學頒發工商管理碩士學位。彼亦為中國註冊會計師協會會員及高級會計師。梁先生為根據香港證券及期貨條例註冊之負責人員（交易董事及投資顧問）。他曾任廣州市稅務局副局長，於一九八九年加入越秀企業前，在財務及管理方面積逾20年經驗。

肖博彥先生，58歲，一九九七年獲委任為本公司執行董事兼副總經理，亦為越秀企業之董事兼副總經理及越秀交通董事。肖先生畢業於中國華南工學院硅酸鹽專業，是水泥工程師。一九九七年加入越秀企業前，曾任廣州水泥廠廠長及廣州水泥股份有限公司董事長兼總經理。他在企業經營管理方面積逾25年經驗。

梁毅先生，51歲，二〇〇三年二月獲委任為本公司執行董事，亦為越秀企業及越秀交通董事。梁先生於中國人民解放軍工程兵大學行政管理專業本科畢業。於二〇〇一年六月加入越秀企業前，先後在廣州市化工局和廣州市委機關擔任領導職務，曾為建立廣州市的行政監察系統做出較大貢獻，在行政管理方面有20多年的實際工作經驗。

羅國慶先生，40歲，二〇〇二年獲委任本公司執行董事。羅先生畢業於中國華南理工大學建工系。他現時為廣州城建的副董事長、總經理兼高級工程師。羅先生負責監督廣州城建集團的日常營運。

尹輝先生，52歲，於二〇〇一年獲委任為本公司執行董事，尹先生同時亦是越秀交通副董事長兼總經理。彼畢業於中國華南理工大學。於一九九六年八月加入本集團前，曾出任廣州市交通局科長、副局長和廣州市人民政府交通委員會副主任等職。尹先生在交通管理及公路管理積逾19年經驗。

黃之強先生，48歲，一九九二年獲委任為本公司執行董事。一九九四年三月辭任執行董事，獲委任為非執行董事，一九九四年十二月重新獲委任為執行董事，並獲委任為副總經理。黃先生亦為越秀企業之集團財務總監、及本公司及越秀交通之公司秘書。他獲澳洲阿得雷德大學頒發工商管理碩士學位，於一九八七年加入越秀企業前，在財務、會計及管理方面積逾11年經驗。

甄玉鳳小姐，41歲，於一九九五年獲委任為本公司執行董事。甄小姐一九八四年獲香港大學社會科學學士學位、一九九六年獲香港中文大學工商管理碩士學位，於一九九三年加入本公司前，在金融及新聞業方面積逾8年經驗。

獨立非執行董事

余立發先生，55歲，一九九二年獲委任為本公司非執行董事。余先生現為易貿通集團有限公司主席，並負責易貿通集團的企業財務發展及策略業務規劃。余先生持有澳洲Macquarie University應用財務碩士學位及香港大學管理學文憑。余先生在投資、銀行及財務方面擁有逾34年經驗。

李家麟先生，48歲，於二〇〇〇年獲委任為本公司非執行董事。李先生現為專業會計師，任職萊斯銀行香港分行副行政總裁。李先生為英國特許公認會計師公會資深會員，並於銀行界及審計界方面有20多年經驗。

董事會謹提呈截至二〇〇二年十二月三十一日止年度報告連同經審核之賬目。

主要業務

本公司年內之主要業務為投資控股，持有四項主要業務：房地產、收費公路、造紙及水泥（已終止經營）。本集團主要附屬公司、共同控制實體及聯營公司之主要業務載於第80頁至第94頁「集團結構」一節內。

本集團年內之表現按業務及地區分部分析載於賬目附註4。

業績及分派

本集團年內之業績載於第28頁綜合損益表。

董事建議不派付股息。

儲備

本集團及本公司年內之儲備變動情況載於賬目附註27。

捐款

本集團在本年度作出之慈善捐款達185,823港元。

固定資產

本集團及本公司之固定資產之變動詳情載於賬目附註15。

主要房地產項目

本集團在廣州市持作日後發展、發展中、出售及出租用途之主要房地產項目詳情載於第100頁至第103頁「廣州市主要房地產項目名單」一節內。

股本

年內有關本公司股本之變動詳情載於賬目附註26。

可換股債券

年內本集團及本公司之可換股債券之變動詳情載於賬目附註30。

優先購買權

本公司之公司組織章程並無對優先購買權作出任何規定，而香港公司條例並無對優先購買權作出任何限制。

五年財務概要

本集團在過去五個財政年度之業績及資產與負債之概要如下：

	截至十二月三十一日止年度				
	二〇〇二年 千港元	二〇〇一年 千港元	二〇〇〇年 千港元	一九九九年 千港元	一九九八年 千港元
業績					
股東應佔盈利	**(989,041)**	39,782	53,582	(138,713)	100,288
資產及負債					
總資產	**23,545,737***	19,961,555	19,604,175	19,402,347	18,886,961
總負債(包括少數股東權益)	**(16,529,192)**	(13,431,017)	(13,118,629)	(12,773,252)	(12,343,091)
淨資產	**7,016,545***	6,530,538	6,485,546	6,629,095	6,543,870

* *倘不計及負商譽約3,800,000,000港元，總資產及淨資產將分別為27,369,112,000港元及10,839,920,000港元。*

購買、出售及贖回本公司股份

年內，本公司並無贖回任何股份，而本公司或其任何附屬公司於年內並無購買或出售本公司任何股份。

已撥作資本之利息

年內，撥作為有待發展／發展中物業及聯營公司之利息資本化，約達20,062,000港元。

可供分派儲備

於二〇〇二年十二月三十一日，本公司之可供分派儲備為313,225,000港元(二〇〇一年：43,642,000港元)。

董事

於年內截至本報告日期為止之在任董事為：

區秉昌先生	(於二〇〇三年一月八日獲委任)
劉錦湘先生	(於二〇〇三年一月八日辭任)
謝樹文先生	
陳光松先生	
李　飛先生	(於二〇〇二年一月十八日獲委任)
梁凝光先生	
肖博彥先生	
梁　毅先生	(於二〇〇三年二月二十八日獲委任)
蔡漢祥先生	(於二〇〇二年九月十九日辭任)
羅國慶先生	(於二〇〇二年一月十八日獲委任)
董廻雁先生	(於二〇〇三年二月二十八日辭任)
黎家強先生	(於二〇〇三年二月二十八日辭任)
施金鈴先生	(於二〇〇三年二月二十八日辭任)
尹　輝先生	
吳一岳先生	(於二〇〇三年二月二十八日辭任)
王洪濤先生	(於二〇〇二年一月十八日獲委任及於二〇〇三年二月二十八日辭任)
黃之強先生	
甄玉鳳小姐	
余立發先生*	
李家麟先生*	

*　*獨立非執行董事*

根據本公司之公司組織章程第91條之規定，於即將舉行之股東週年大會上，肖博彥先生、黃之強先生、余立發先生及李家麟先生輪席告退，惟彼等均願膺選連任。根據本公司之公司組織章程第97條之規定，於即將舉行之股東週年大會上，區秉昌先生及梁毅先生依章告退，惟彼等均願意膺選連任。

董事簡介載於第13至第14頁。

區秉昌先生、李飛先生及梁毅先生為本公司控權股東越秀企業(集團)有限公司(「越秀企業」)(其實益擁有本公司已發行股本合共約63.2%)之董事。謝樹文先生為越秀企業、Excellence Enterprises Co., Ltd.及Bosworth International Limited之董事。陳光松先生及肖博彥先生為越秀企業及Excellence Enterprises Co., Ltd.之董事。梁凝光先生為Excellence Enterprises Co., Ltd.及Bosworth International Limited之董事。黃之強先生為Bosworth International Limited之董事。越秀企業、Excellence Enterprises Co., Ltd.及Bosworth International Limited均持有本公司之股本權益，已經根據證券(披露權益)條例(「披露權益條例」)(該條例已於二〇〇三年四月一日由證券及期貨條例取代)第二部之規定作出披露。

董事之服務合約

謝樹文先生、陳光松先生、區秉昌先生及梁毅先生均已與本公司之附屬公司越秀交通有限公司(「越秀交通」)訂立服務協議，最初固定年期分別由二〇〇一年九月十二日、二〇〇一年十月二十六日、二〇〇三年一月八日及二〇〇三年二月二十八日起計一年，除非越秀交通向有關董事發出三個月之書面通知予以提早終止，而其後可再續期兩年，除非越秀交通向有關董事發出三個月之書面通知或有關董事給予越秀交通六個月之書面通知予以提早終止。

除本文所披露者外，本公司董事概無與本公司訂立不可由僱主在一年內免付補償(法定補償除外)而予以終止之服務合約。

董事於合約之權益

在年終或年內任何時間，本公司各董事均無於本公司、其附屬公司或其同集團附屬公司所訂立任何與本集團之業務有關之重要合約中直接或間接擁有重大權益。

關連交易

根據香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)，重大有關連人士交易並構成關連交易者，須根據上市規則第十四章予以披露，其亦已在賬目附註2、35(b)及37(a)至(c)內披露。就附註37(a)及(b)披露之交易而言，本公司之獨立非執行董事余立發先生及李家麟先生已確認該等交易乃根據有關該等交易之協議條款履行。

本公司之核數師亦於其致董事之函件中確認，賬目附註37(a)及(b)所披露之交易(i)已獲董事會批准；(ii)已根據監管該等交易之有關協議之條款訂立；及(iii)不超過賬目附註37(a)所披露之交易的上限。

董事於股本或債務證券之權益

於二〇〇二年十二月三十一日，本公司根據披露權益條例第29條置存之登記冊之記錄，本公司董事於本公司及其附屬公司越秀交通之股本或債務證券中擁有之權益如下：

	個人權益
本公司	
(普通股每股面值0.10港元)	
謝樹文先生	300,000
羅國慶先生	10,000
王洪濤先生	300,000
黃之強先生	500,000
甄玉鳳小姐	500,000
越秀交通	
(普通股每股面值0.10港元)	
尹　輝先生	530,000
黃之強先生	158,000
甄玉鳳小姐	100,000

於二〇〇二年十二月三十一日，根據披露權益條例第29條置存之登記冊之記錄，下列本公司董事於(i)本公司購股權計劃；及(ii)越秀交通購股權計劃授予可認購以下公司普通股之購股權中擁有之權益如下：

(i) 本公司

董事姓名	授出日期	每股行使價 港元	購股權數目 於二〇〇二年一月一日尚未行使	於年內失效(a)	於年內行使	加權平均收市價(d) 港元	於二〇〇二年十二月三十一日尚未行使
劉錦湘先生	14/12/1999	0.5008 (b)	1,040,000	—	900,000 (c)	0.70	140,000 (e)
謝樹文先生	23/02/1998	0.7344	1,000,000	1,000,000	—	不適用	—
	14/12/1999	0.5008 (b)	700,000	—	—	不適用	700,000
梁凝光先生	23/02/1998	0.7344	1,000,000	1,000,000	—	不適用	—
	14/12/1999	0.5008 (b)	840,000	—	—	不適用	840,000 (f)
肖博彥先生	23/02/1998	0.7344	1,000,000	1,000,000	—	不適用	—
	14/12/1999	0.5008 (b)	700,000	—	—	不適用	700,000
蔡漢祥先生*	14/12/1999	0.5008 (b)	700,000	—	—	不適用	不適用
董迴雁先生	23/02/1998	0.7344	1,000,000	1,000,000	—	不適用	—
	14/12/1999	0.5008 (b)	700,000	—	—	不適用	700,000
黎家強先生	23/02/1998	0.7344	1,000,000	1,000,000	—	不適用	—
	14/12/1999	0.5008 (b)	700,000	—	—	不適用	700,000
施金鈴先生	14/12/1999	0.5008 (b)	1,000,000	—	—	不適用	1,000,000
王洪濤先生	14/12/1999	0.5008 (b)	800,000	—	—	不適用	800,000
黃之強先生	14/12/1999	0.5008 (b)	700,000	—	—	不適用	700,000
甄玉鳳小姐	14/12/1999	0.5008 (b)	800,000	—	—	不適用	800,000

附註：

(a) 購股權已於二〇〇二年十一月二十日屆滿。

(b) 購股權可由授出日期一週年起至授出日期六週年前一個營業日止期間內隨時行使，並分別可於授出日期一週年及二週年起行使最多30%及100%。

(c) 該等權益包括其配偶於年內行使購股權以認購60,000股本公司股份。

(d) 股份在緊接購股權行使日期之前的每股加權平均收市價。

(e) 該等權益為其配偶持有可認購140,000股本公司股份之購股權。

(f) 該等權益包括其配偶持有可認購140,000股本公司股份之購股權。

(ii) 越秀交通

董事姓名	授出日期	每股行使價 港元	購股權數目(a) 於二〇〇二年一月一日尚未行使	於年內行使	加權平均收市價(b) 港元	於二〇〇二年十二月三十一日尚未行使
劉錦湘先生	22/12/1999	0.9984	9,676,000	324,000	1.17	9,352,000
謝樹文先生	07/04/2000	0.7520	560,000	—	不適用	560,000
梁凝光先生	06/08/1997	2.4080	500,000	—	不適用	500,000
	22/12/1999	0.9984	8,400,000	270,000	1.15	8,130,000
肖博彥先生	06/08/1997	2.4080	500,000	—	不適用	500,000
蔡漢祥先生*	06/08/1997	2.4080	500,000	—	不適用	不適用
董迴雁先生	07/04/2000	0.7520	560,000	240,000	1.62	320,000
黎家強先生	07/04/2000	0.7520	316,000	136,000	1.62	180,000
施金鈴先生	07/04/2000	0.7520	450,000	—	不適用	450,000
尹　輝先生	06/08/1997	2.4080	600,000	—	不適用	600,000
	22/12/1999	0.9984	3,610,000	390,000	1.15	3,220,000
王洪濤先生	07/04/2000	0.7520	450,000	—	不適用	450,000
黃之強先生	07/04/2000	0.7520	316,000	—	不適用	316,000
甄玉鳳小姐	07/04/2000	0.7520	450,000	—	不適用	450,000

附註：

(a) 購股權可由授出日期一週年至授出日期六週年前一個營業日止期間內隨時行使，並分別可於授出日期之一週年、二週年及三週年起行使最多30%、60%及100%。

(b) 股份在緊接購股權行使日期之前的每股加權平均收市價。

* 蔡漢祥先生已於二〇〇二年九月十九日辭任本公司董事之職務

除本文所披露者外，於年內，本公司各董事（包括彼等配偶及未滿十八歲子女）於本公司或其相聯法團（按披露權益條例之涵義）之股本或債務證券中，概無擁有或獲授或曾經行使任何權利以認購任何權益。

除本文所披露者外，本公司、或其控股公司、或其附屬公司或其同集團附屬公司概無於年內任何時間參與任何安排，致令本公司之董事（包括彼等配偶及未滿十八歲子女）可藉認購本公司或任何其他法人團體之股份或債券而獲取利益。

主要股東

於二〇〇二年十二月三十一日，根據披露權益條例第16(1)條須予置存之主要股東名冊所記錄，下列人士或公司於本公司已發行股本中擁有10%或以上權益：

主要股東	持有普通股數目	附註
越秀企業	3,863,735,556	(a)
Excellence Enterprises Co., Ltd.	3,797,629,372	(b)
Bosworth International Limited	2,902,927,212	(c)

附註：

(a) 此項權益乃越秀企業及其附屬公司所持有本公司普通股之總數；根據披露權益條例第8條之規定，越秀企業據此被當作於該等股份中擁有權益。

(b) 越秀企業之附屬公司、其於本公司普通股中之權益，已於越秀企業之權益中重複列載。

(c) Excellence Enterprises Co., Ltd.之附屬公司、其於本公司普通股中之權益，已於Excellence Enterprises Co., Ltd.的權益中重複列載。

除本文所披露者外，根據披露權益條例第16(1)條須予置存之主要股東名冊所記錄，概無任何其他人士於本公司已發行股本中擁有10%或以上權益。

購股權

(i) 本公司

根據於一九九二年十一月二十一日及一九九八年六月二十三日獲本公司股東通過的購股權計劃(「購股權計劃」),本公司董事會(「董事會」)可酌情授予本公司或其任何附屬公司之董事及僱員購股權認購本公司之普通股。購股權計劃可作為本集團給予僱員及行政人員的獎勵。行使價由董事會釐訂,相等於下列兩項中較高者:(a)股份之面值;及(b)不低於緊接提供購股權日期(就為一九九二年十一月二十一日採納之購股權計劃而言)前,或授出購股權日期(就為一九九八年六月二十三日採納之購股權計劃而言)前五個營業日股份在聯交所每日報價表所報之平均收市價的80%。每次授出購股權的現金代價為10港元,而行使價將於行使購股權時悉數支付。

本公司股東於二○○二年六月二十六日通過有關終止購股權計劃及採納新購股權計劃(「二○○二年購股權計劃」)的決議案。於終止購股權計劃後,本公司不會就此進一步授出購股權,但於終止購股權計劃前授出的所有未行使購股權繼續生效,並可根據購股權計劃予以行使,而僅有使尚未行使購股權生效所需的該等購股權計劃條文會就此目的繼續有效。二○○二年購股權計劃符合上市規則第17章的修訂。

根據二○○二年購股權計劃,董事會可授予越秀企業、本公司或任何彼等附屬公司的僱員、高級職員、董事、代理人、顧問或代表(「參與人士」)購股權認購股份。二○○二年購股權計劃旨在獎勵參與人士對本集團作出貢獻,並讓本集團聘請、挽留及鼓勵能幹的僱員及吸納對本集團而言屬寶貴的人力資源。根據二○○二年購股權計劃將予授出的購股權而可予發行的最高股份總數為本公司於二○○二年六月二十六日已發行股份數目的10%。各參與人士在與緊接建議授出任何購股權日期前十二個月期間內獲授及將獲授的購股權予以行使時的權益上限為建議授出該等購股權日期已發行股份數目的1%,任何進一步授出超過此限額的購股權須待股東於股東大會上批准後,始可作實。購股權可於購股權期限開始日期行使(購股權期限指董事會於授出購股權時通知的期限,該期限於授出日期或董事會可能決定的較後日期開始,直至該期限的最後一日屆滿止,惟於任何情況下,不能超過由授出日期起計10年),惟限於(i)直至購股權期限開始日期首週年的期間內,行使最多達有關授出項下所授出購股權的30%;及(ii)直至購股權期限開始日期第二週年的期間內,行使最多達有關授出項下所授出購股權的60%(包括根據(i)項行使的任何購股權)。於購股權期限開始日期第二週年後,該等限制將終止。就身為越秀企業、本公司或任何彼等附屬公司僱員的參與人士而言,上文所述行使購股權的相同限額亦適用,惟上文(i)及(ii)項所指的期間應由(a)該名參與人士持續受僱於越秀企業、本公司或任何彼等附屬公司(視情況而定)作為全職員工一年的完成日期;及(b)購股權期限的開始日期(以較後發生為準)起開始,而當限制終止時的日期應據此作出相應修訂。行使價由董事會釐訂,而且該行使價不得低於下列三者中的最高金額:(a)授出日期股份在聯交所每日報價表所列的收市價;(b)緊接授出日期前五個營業日股份在聯交所每日報價表所列的平均收市價;及(c)股份的面值。每次授出購股權的現金代價為10港元,而行使價將於行使購股權時悉數支付。自採納該計劃以來,因所述的購股權並無授予任何人士,根據上市規則,無須作出任何披露。

年內根據購股權計劃授予本集團僱員(本公司董事除外，詳情已於第19頁披露)的購股權之變動情況如下：

購股權數目							
於二〇〇二年一月一日尚未行使	年內失效	年內行使	於二〇〇二年十二月三十一日尚未行使	每股行使價 港元	授出日期	行使期[3]	加權平均收市價[4] 港元
17,600,000	17,600,000	—	—	0.7344	23/02/1998	23/02/1998-20/11/2002	不適用
70,000,000	—	—	70,000,000	0.3936	04/09/1998	04/09/1999-03/09/2004	不適用
43,694,000	—	1,220,000	42,474,000	0.5008	14/12/1999	14/12/2000-13/12/2005	0.68

附註：

1. 年內並無購股權授出、註銷及失效。
2. 分別於一九九八年九月四日及於一九九九年十二月十四日授出之購股權分兩階段行使。
3. 倘購股權行使期之最後一日並非營業日，購股權行使期須於該日前一個營業日屆滿。
4. 股份在緊接購股權行使日期之前的每股加權平均收市價。

(ii) **越秀交通**

根據於一九九七年一月三日獲越秀交通股東通過的一項購股權計劃(「越秀交通計劃」)，越秀交通董事會(「越秀交通董事會」)可酌情授予越秀交通或其任何附屬公司之董事及僱員購股權認購越秀交通之普通股。越秀交通計劃可作為越秀交通及其附屬公司給予僱員及行政人員的獎勵。行使價由越秀交通董事會釐訂，惟不得低於緊接提供購股權日期前五個營業日股份在聯交所每日報價表上的平均收市價的80%或股份的面值(以較高者為準)。每次授出購股權的現金代價為10港元，而行使價將於行使購股權時悉數支付。

越秀交通股東於二〇〇二年六月二十五日通過有關終止越秀交通計劃及採納新購股權計劃(「二〇〇二年越秀交通計劃」)的決議案。於終止越秀交通計劃後，越秀交通不會就此進一步授出購股權，但於終止越秀交通計劃前授出的所有未行使購股權繼續生效，並可根據越秀交通計劃予以行使，而僅有使尚未行使購股權生效所需的該等越秀交通計劃條文會就此目的繼續有效。二〇〇二年越秀交通計劃符合上市規則第17章的修訂。

根據與二〇〇二年購股權計劃的條款及條件相同的二〇〇二年越秀交通計劃，越秀交通董事會可授予本公司、越秀企業、越秀交通或任何彼等附屬公司的僱員、高級職員、董事、代理人、顧問或代表購股權認購越秀交通股份。

年內根據越秀交通計劃授予本集團僱員(本公司董事除外，詳情已於第20頁披露)的購股權之變動情況如下：

購股權數目						
於二〇〇二年一月一日尚未行使	年內行使	於二〇〇二年十二月三十一日尚未行使	每股行使價港元	授出日期	行使期[3]	加權平均收市價[4]港元
21,400,000	—	21,400,000	2.4080	06/08/1997	06/08/1998-05/08/2003	不適用
23,502,000	84,000	23,418,000	0.7632	04/09/1998	04/09/1999-03/09/2004	1.180
12,206,000	2,212,000	9,994,000	0.9984	22/12/1999	22/12/2000-21/12/2005	1.210
10,686,000	1,548,000	9,138,000	0.7520	07/04/2000	07/04/2001-06/04/2006	1.507

附註：

1. 年內並無購股權授出、註銷及失效。
2. 所有購股權分三階段行使。
3. 倘購股權行使期之最後一日並非營業日，購股權行使期須於該日前一個營業日屆滿。
4. 越秀交通股份在緊接購股權行使日期之前的每股加權平均收市價。

獨立非執行董事之袍金

截至二〇〇二年十二月三十一日止年度，兩位本公司之獨立非執行董事均收取董事袍金38,000港元。

管理合約

於年內，本公司概無訂立與本公司整體或任何主要部份業務有關之管理及行政合約或有此類合約存在。

主要客戶及供應商

由於本集團之五大客戶及供應商之銷售及採購總百分比所佔本集團總銷售及採購額均分別少於30%，故並無就主要客戶及供應商作進一步之披露。

退休金計劃安排

本集團為香港僱員設立一項退休金計劃。該計劃乃是定額供款計劃，並由獨立信託人管理。就每一位參與僱員而言，該僱員及本集團分別向該計劃提供僱員基本薪金5%及5%至15%之供款。於年內及於二○○二年十二月三十一日，概無任何重大沒收有權全數獲得供款前離開該計劃之僱員之供款。

本集團亦為香港僱員參與強制性公積金計劃(「強積金計劃」)。根據香港強制性公積金計劃條例所界定，本集團的強積金計劃的供款為參與僱員有關收入的5%，對每名僱員每月最高的供款額為1,000港元。如參與僱員的有關收入每月超過4,000港元，則僱員亦可由二○○○年十二月三十一日起於強積金計劃作出相應供款。只要僱員繳付供款，則強積金供款將全數及即時歸僱員所有，並計作應計收益。

本公司於中國內地(「中國」)經營業務之若干附屬公司，須參加由廣州市人民政府設立之定額供款退休計劃。所有中國員工於彼等之退休日期，有權收取相當於彼等最後一個月基本薪金金額之固定比例作為退休金，惟由當地合夥人廣州市公路開發公司(「公路開發公司」)僱用之五間中國附屬公司之大部份員工除外。該等員工乃根據此等附屬公司與公路開發公司簽訂之定價服務協議(「服務協議」)而聘用。根據服務協議(詳情於賬目附註37(b)披露)，公路開發公司承諾全權負責向由公路開發公司聘用為履行服務協議所定職務之員工及職工，支付根據中國有關法律及法規規定支付之薪金及一切法定福利、保險及公益金。其他附屬公司須按其僱員基本薪金16%至24%之比率，向該退休計劃供款。

本集團供款已自其損益表中扣除，而年內本集團支付之費用為41,113,000港元。

遵守上市規則最佳應用守則

董事會認為，除有關本公司非執行董事的任期並無特定外，截至二○○二年十二月三十一日止年度全年，本公司均遵守上市規則附錄十四最佳應用守則。本公司獨立非執行董事須依據本公司之公司組織章程之規定，於本公司股東週年大會上輪席告退。董事會認為此規定與最佳應用守則的宗旨相符。

審核委員會

根據上市規則，審核委員會(「審核委員會」)已告成立，成員包括兩名獨立非執行董事余立發先生及李家麟先生。

經參考香港會計師公會頒佈之「成立審核委員會指引」後，本公司之董事會已編製並採納有關審核委員會權力及職責的職權範圍書。審核委員會之主要工作包括審查及監管本集團之財務滙報程序及內部監控運作。

上市規則第19項應用指引

於二○○二年十二月三十一日，本集團與訂約人就控權股東特定表現之貸款協議載於下文：

(a) 根據本公司與香港兩間銀行(「第A批貸款人」)達成一項貸款協議(「第A批貸款協議」)，根據貸款協議之條款，由第A批貸款人提供給本公司達25,000,000美元(相等於195,000,000港元)之貸款融資(「第A批貸款融資」)，由二○○一年九月七日起為期三年。越秀企業已向第A批貸款人承諾，於第A批貸款融資之期間及其任何金額未付還之時，越秀企業將直接或間接實益擁有不少於本公司不時已發行股本之40%(「第A批承諾」)。

(b) 本公司與香港之一組銀行(「第B批貸款人」)達成一項貸款協議(「第B批貸款協議」)，根據貸款協議之條款，由第B批貸款人提供給本公司達2,630,000,000港元之銀團貸款融資(「第B批貸款融資」)，由二○○二年九月二十三日起為期66個月或由首次提款日起為期60個月，以較早之日期為準。越秀企業已向第B批貸款人承諾，於第B批貸款融資之期間及其任何金額未付還之時，越秀企業將直接或間接實益擁有不少於本公司已發行股本之30%(「第B批承諾」)。

違反第A批承諾或第B批承諾將構成各有關貸款協議項下之違約。若發生該違約事件，本公司須立即付還第A批貸款融資或第B批貸款融資項下全部未付還之金額。此外，該違約事件亦可能引致已提供給本公司及／或其附屬公司之其他銀行貸款融資項下之連帶違約。

結算日後事項

結算日後事項詳情載於賬目38。

核數師

賬目已經由羅兵咸永道會計師事務所審核。該核數師任滿告退，惟願再度受聘。

董事會代表
董事長
區秉昌

香港，二○○三年四月十六日



羅兵咸永道會計師事務所

羅兵咸永道會計師事務所
香港中環
太子大廈22樓

核數師報告
致越秀投資有限公司
(於香港註冊成立之有限公司)
全體股東

本核數師已完成審核第28至第94頁之賬目，該等賬目乃按照香港普遍採納之會計原則編製。

董事及核數師各自之責任

香港公司條例規定董事須編製真實兼公平之賬目。在編製該等真實兼公平之賬目時，董事必須採用適當之會計政策，並且貫徹應用該等會計政策。

本核數師之責任是根據審核之結果，對該等賬目作出獨立意見，並向股東報告。

意見之基礎

本核數師已按照香港會計師公會所頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與賬目所載數額及披露事項有關之憑證，亦包括評審董事於編製賬目時所作之重大估計和判斷，所採用之會計政策是否適合貴公司與貴集團之具體情況，及有否貫徹應用並足夠披露該等會計政策。

本核數師在策劃和進行審核工作時，均以取得所有本核數師認為必需之資料及解釋為目標，以便獲得充分憑證，就該等賬目是否存有重大錯誤陳述，作出合理之確定。在作出意見時，本核數師亦已評估該等賬目所載之資料在整體上是否足夠。本核數師相信我們之審核工作已為下列意見提供合理之基礎。

意見

本核數師認為，上述之賬目足以真實兼公平地顯示貴公司與貴集團於二○○二年十二月三十一日結算時之財務狀況，及貴集團截至該日止年度之虧損及現金流量，並按照香港公司條例妥為編製。

羅兵咸永道會計師事務所
香港執業會計師

香港，二○○三年四月十六日

綜合損益表

截至二〇〇二年十二月三十一日止年度

	附註	二〇〇二年 千港元	二〇〇一年 千港元
營業額	4	**3,225,473**	3,374,335
銷售成本		**(2,191,925)**	(2,124,257)
毛利		**1,033,548**	1,250,078
其他收益	4	**19,110**	70,278
銷售及分銷開支		**(148,420)**	(140,417)
行政開支		**(541,530)**	(504,537)
其他經營收入／(開支)		**23,203**	(61,272)
出售附屬公司收益		**—**	14,591
被視作出售附屬公司虧損		**(7,773)**	(10,384)
未計減值撥備及重估虧絀前經營盈利	5	**378,138**	618,337
就以下項目作出減值撥備			
－有待發展／發展中及持有作出售的物業，及於物業發展項目的權益	6	**(564,750)**	(14,000)
－固定資產		**(52,974)**	(1,217)
－其他投資		**(33,462)**	—
投資物業的重估虧絀		**(240,550)**	(28,404)
經營(虧損)／盈利		**(513,598)**	574,716
理財成本	7	**(185,986)**	(256,048)
應佔盈利減虧損			
－共同控制實體		**(26,329)**	(18,109)
－聯營公司		**152,659**	139,985
下列公司的權益減值撥備			
－共同控制實體		**(111,655)**	—
－聯營公司		**(52,500)**	—
除税前(虧損)／盈利		**(737,409)**	440,544
税項	8	**(80,999)**	(92,755)
除税後(虧損)／盈利		**(818,408)**	347,789
少數股東權益		**(170,633)**	(308,007)
股東應佔(虧損)／盈利	9及27(a)	**(989,041)**	39,782
每股(虧損)／盈利	10		
基本		**(24.62仙)**	1.00仙
全面攤薄		**不適用**	0.99仙

綜合資產負債表

二○○二年十二月三十一日

	附註	二○○二年 千港元	二○○一年 千港元
於收費公路及橋樑之權益	13	**2,217,197**	2,272,680
其他無形資產	14	**(3,605,149)**	(10,777)
固定資產	15(a)	**5,075,206**	4,143,278
於共同控制實體之權益	17	**797,185**	1,307,158
於聯營公司之權益	18	**1,491,505**	1,728,407
投資證券及其他投資	19	**258,043**	246,224
		2,546,733	3,281,789
流動資產			
有待發展／發展中物業		**11,754,545**	5,740,219
持有作出售之物業		**3,309,939**	1,310,486
於物業發展項目之權益	20	**68,493**	93,728
存貨	21	**146,021**	316,807
各方欠款			
一 有關連公司	22	**57,971**	29,138
一 少數股東	22	**—**	6,339
應收賬款、預付款項及按金	23	**897,282**	1,155,783
抵押存款		**—**	211,570
銀行結餘及現金	24	**1,077,499**	1,410,515
		17,311,750	10,274,585
流動負債			
應付賬款及應計費用	25	**5,026,648**	819,352
應付少數股東之款項	22	**104,739**	104,203
銀行貸款			
一 有抵押	36	**1,336,449**	249,533
一 無抵押		**694,392**	555,844
銀行透支－無抵押		**32,164**	22,053
長期負債一年內應償還額	28	**1,386,510**	801,424
應付税項		**65,558**	78,615
		8,646,460	2,631,024
		8,665,290	7,643,561
總資產減流動負債		**14,899,277**	17,330,531

綜合資產負債表

二〇〇二年十二月三十一日

	附註	二〇〇二年 千港元	二〇〇一年 千港元
資金來源：			
股本	26	**611,810**	400,829
儲備	27(a)	**6,404,735**	6,129,709
股東權益		**7,016,545**	6,530,538
少數股東權益		**4,064,961**	6,425,518
非流動負債			
長期負債	28	**3,803,142**	4,361,175
遞延税項	29	**14,629**	13,300
		14,899,277	17,330,531

代表董事會

區秉昌
董事

謝樹文
董事

資產負債表

二〇〇二年十二月三十一日

	附註	二〇〇二年 千港元	二〇〇一年 千港元
固定資產	15(b)	**21,704**	28,544
於附屬公司之投資	16	**9,766,938**	6,375,428
流動資產			
其他應收款、預付款項及按金	23	**43,923**	5,432
應收有關連公司款項	22	**237**	—
抵押存款		**—**	171,028
銀行結餘及現金	24	**225,364**	161,099
		269,524	337,559
流動負債			
其他應付款及應計費用	25	**30,332**	33,780
長期負債一年內應償還額	28	**828,927**	381,691
		859,259	415,471
流動負債淨額		**(589,735)**	(77,912)
總資產減流動負債		**9,198,907**	6,326,060
資金來源：			
股本	26	**611,810**	400,829
儲備	27(b)	**5,964,449**	4,935,317
股東權益		**6,576,259**	5,336,146
長期負債	28	**2,622,648**	989,914
		9,198,907	6,326,060

代表董事會

區秉昌
董事

謝樹文
董事

截至二〇〇二年十二月三十一日止年度

	附註	二〇〇二年 千港元	二〇〇一年 千港元
經營業務產生之現金流入淨額	31(a)	**765,337**	487,777
收取利息		**13,763**	34,233
支付利息		**(184,888)**	(239,398)
融資租賃租金之利息部份		**(73)**	(116)
可換股債券之利息		**(13,586)**	(20,378)
支付香港利得稅		**(3,160)**	(15,342)
支付海外稅項		**(77,177)**	(72,387)
經營業務所得之現金流入淨額		**500,216**	174,389
投資業務			
收取共同控制實體及聯營公司之股息		**94,447**	131,335
收取其他投資之股息		**4,513**	34,845
派發予少數股東之股息		**(106,879)**	(143,307)
收費公路及橋樑之投資		**(20,265)**	—
購買固定資產		**(131,624)**	(222,714)
出售固定資產		**2,108**	49,466
根據非常重大收購而收購附屬公司	31(b)	**(1,578,499)**	—
出售附屬公司	31(c)	**(122,643)**	114,697
增持附屬公司之權益		**(142,296)**	(173,000)
發行附屬公司股份		**4,703**	6,175
聯營公司之投資		**(304,518)**	—
注資到附屬公司、聯營公司及共同控制實體		**—**	(79,721)
出售部份共同控制實體		**15,156**	—
購買其他投資		**(14,279)**	(101,188)
其他投資之投資回報		**42,132**	46,843
其他投資之投資按金		**—**	(44,144)
出售投資證券及其他投資		**—**	166,184
聯營公司及共同控制實體提供之墊款淨額		**(101,893)**	(19,463)
抵押存款及到期日超過三個月之銀行存款之減少		**177,245**	5,458
投資業務之現金流出淨額		**(2,182,592)**	(228,534)

綜合現金流量表

截至二○○二年十二月三十一日止年度

	附註	二○○二年 千港元	二○○一年 千港元
理財活動	31(d)		
發行普通股		**993**	5,804
還款予聯營公司		**(8,694)**	(64)
新借銀行貸款		**3,528,764**	1,139,345
償還銀行貸款		**(1,887,298)**	(760,415)
償還可換股債券		**—**	(95,000)
(還款予)／貸款自一名股東、有關連公司及少數股東		**(309,700)**	44,191
增添其他貸款		**15,430**	3,510
償還融資租賃之資本部份		**(246)**	(385)
少數股東之出資額		**—**	10,558
理財項目產生之現金流入淨額		**1,339,249**	347,544
現金及現金等價物之(減少)／增加		**(343,127)**	293,399
年初之現金及現金等價物		**1,388,462**	1,095,063
年終之現金及現金等價物		**1,045,335**	1,388,462
現金及現金等價物結餘分析			
銀行結餘及現金		**1,077,499**	1,410,515
銀行透支		**(32,164)**	(22,053)
		1,045,335	1,388,462

綜合權益變動表

截至二〇〇二年十二月三十一日止年度

	附註	二〇〇二年 千港元	二〇〇一年 千港元
於一月一日之權益總額		**6,530,538**	6,485,546
換算海外附屬公司、聯營公司及共同控制實體賬目產生之滙兑差額	27	**(1,655)**	2,778
未於損益賬確認之(虧損)／收益淨額		**(1,655)**	2,778
本年度(虧損)／盈利	27	**(989,041)**	39,782
增持聯營公司權益後之應佔儲備	27	**—**	637
出售有待發展／發展中物業及持有作出售之物業時解除之儲備	27	**(10,475)**	(14,626)
出售附屬公司及聯營公司時解除之儲備及商譽	27	**516,680**	(25,746)
於被視作出售附屬公司時解除之儲備	27	**(32)**	(37)
發行股份扣除發行費用	26及27	**970,530**	42,204
於十二月三十一日之權益總額		**7,016,545**	6,530,538

1 編製基準

本賬目乃按照香港普遍採納之會計原則及香港會計師公會頒佈之準則編製。賬目並依據歷史成本常規法編製，惟投資物業乃按公平值列賬。

於本年度，本集團採納下列由香港會計師公會頒佈之會計實務準則（「會計準則」），該等會計準則於二○○二年一月一日或以後開始之會計期間生效：

會計準則第1號（經修訂）	:	「財務報表之呈報」
會計準則第11號（經修訂）	:	「外幣換算」
會計準則第15號（經修訂）	:	「現金流量表」
會計準則第33號	:	「終止經營」
會計準則第34號（經修訂）	:	「僱員福利」

採納上述準則對上年度所報金額並無重大影響，惟因採納會計準則第1號（經修訂）「財務報表之呈報」及會計準則第15號（經修訂）「現金流量表」，若干呈報方式已作出變動。

若干二○○一年之比較數據已重新呈列，符合本年度之呈報方式。

2 非常重大收購

於二○○二年十二月二十日，本集團完成詳情載於二○○一年十二月三十一日股東通函之非常重大收購。該項交易涉及收購城市建設開發集團（中國）有限公司（「城建中國」）之全部權益及盛德發展有限公司（「盛德」，收購前已擁有51%權益之附屬公司）之49%權益，總代價約為4,544,000,000港元（統稱為「交易」）。

交易之代價乃以下列方式清償：(i)現金2,000,000,000港元；(ii)以每股0.46港元配發及發行本公司2,107,688,555股股份予越秀企業之方式支付970,000,000港元；及(iii)以出售本集團於China Century Cement International Limited（「水泥子集團」）之全部權益、金鵬集團有限公司（「金鵬」）之36.84%實益權益、中科越秀（香港）信息產業發展有限公司（「中科越秀」）之46.7%實益權益及轉讓水泥子集團、金鵬及中科越秀應付股東貸款合共886,000,000港元予本公司之主要股東越秀企業（集團）有限公司（「越秀企業」）之方式支付1,574,000,000港元。

3 主要會計政策

編製此等賬目所採用之主要會計政策如下：

(a) 集團會計

(i) 綜合賬目

綜合賬目包括本公司及各附屬公司截至十二月三十一日止之賬目。附屬公司指集團控制董事會之組成、超過半數投票權或持有過半數發行股本之公司。

在年內購入或售出之附屬公司，其業績由收購生效日起計或計至出售生效日止列入綜合損益表內。

3 主要會計政策(續)

(a) 集團會計(續)

(i) 綜合賬目(續)

所有集團內公司間之重大交易及結餘已於綜合賬目時對銷。

出售附屬公司之收益或虧損指出售所得之收入與集團應佔該公司資產淨值之差額，連同任何未攤銷商譽/負商譽之前並未在綜合損益表內支銷或入賬但已在儲備記賬之商譽/負商譽。

少數股東權益指外界股東在附屬公司之經營業績及資產淨值中擁有之權益。

在本公司之資產負債表內，附屬公司之投資以成本值扣除減值虧損準備入賬。本公司將附屬公司之業績按已收及應收股息入賬。

(ii) 共同控制實體

共同控制實體指集團與其他人士以合約協議方式共同進行經濟活動，該活動受雙方共同控制，任何一方均沒有單方面之控制權。

綜合損益表包括集團應佔共同控制實體本年度業績，而綜合資產負債表則包括集團應佔共同控制實體之資產淨值及收購產生之商譽/負商譽(扣除累計攤銷)。

(iii) 聯營公司

聯營公司為附屬公司以外，集團持有其股權作長期投資，並對其管理具有重大影響力之公司。

綜合損益表包括集團應佔聯營公司之本年度業績，而綜合資產負債表則包括集團應佔聯營公司之資產淨值及收購產生之商譽/負商譽(扣除累計攤銷)。

當聯營公司之投資賬面值已全數撇銷，便不再採用權益會計法，除非集團就該聯營公司已產生承擔或有擔保之承擔。

(iv) 外幣換算

以外幣為本位之交易，均按交易當日之匯率折算。於結算日以外幣顯示之貨幣資產與負債則按結算日之匯率折算。由此產生之匯兑盈虧均計入損益表。

附屬公司、共同控制實體及聯營公司以外幣顯示之資產負債表均按結算日之匯率折算，而損益表則按平均匯率折算。由此產生之匯兑盈虧作為儲備變動入賬。

在以往年度，海外企業之損益賬均以結算日之滙率折算。這構成會計政策之變動，但由於有關變動對本年度及上年度之影響不大，故並無將海外企業在以往年度之損益換算重列。

3 主要會計政策(續)

(b) 固定資產

(i) 投資物業

投資物業乃在土地及樓宇中所佔之權益，而該等土地及樓宇之建築工程及發展經已完成，因其具有投資價值而持有，任何租金收入均按公平原則磋商。

持有之投資物業，若其租約尚餘年期超過20年，皆由獨立估值師每年估值一次。估值是以個別物業之公開市值為計算基準，而土地及樓宇並不分開估值。估值會用於年度賬目內。重估之增值撥入投資物業重估儲備，減值則首先以整個組合為基礎與先前之增值對銷，然後從經營盈利中扣除。其後任何增值將撥入經營盈利，惟最高以先前扣減之金額為限。

租約尚餘20年或以下年期之投資物業均按租約尚餘年期折舊。

在出售投資物業時，重估儲備中與先前估值有關之已變現部分，將從投資物業重估儲備轉撥至損益表。

(ii) 其他物業

其他物業為投資物業以外之土地及樓宇權益，並按成本值減累積折舊及累積減值虧損後列賬。租約土地及樓宇乃按租約尚餘年期或其對本集團之預計可使用年期(以較短者為準)計算折舊，以撇銷其成本值減累積減值虧損之數額。就此而採用之主要年率為2%至7%。

(iii) 在建之生產設施

在建之生產設施乃按成本列賬，其中包括建造成本、購入廠房與待安裝之機械之成本，及用於工程融資貸款之利息支出。

除非已完成及已作商業用途，否則在建之生產設施不會作折舊撥備。

3 主要會計政策(續)

(b) 固定資產(續)

(iv) 其他固定資產

其他固定資產，包括廠房及機器及工具、租賃物業裝修、傢俬、裝置及辦公室設備及汽車，以成本值減累積折舊及累積減值虧損列賬。

其他固定資產以直線法於其估計可用年限內將其成本值減累積減值虧損折舊。主要之折舊年率如下：

廠房及機器及工具	5%至33%
租賃物業裝修、傢俬、裝置及辦公室設備	20%
汽車	20%至33%

機器零件按維修期折舊。將機器零件重修至其正常運作狀態使整體資產可繼續使用之重大支出均資本化，並按零件下次維修期限折舊。

資產改良支出均資本化，並按其對本集團之預計可用年期折舊。

(v) 減值與出售固定資產之收益或虧損

在每年結算日，固定資產項內之資產皆透過集團內部及外界所獲得的資訊，評核該等資產有否耗蝕。如有跡象顯示該等資產出現耗蝕，則估算其可收回價值，及在合適情況下將減值虧損入賬以將資產減至其可收回價值。此等減值虧損在損益表入賬，但假若某資產乃按估值列賬，而減值虧損不超過該資產之重估盈餘，此等虧損則當作重估減值。

除出售投資物業之收益或虧損外，出售固定資產之收益或虧損將列算於損益表內。出售固定資產之收益或虧損乃出售所得收入淨額與資產賬面值之差額。任何屬於被出售之資產之重估儲備結餘均轉撥至保留盈餘，並列作儲備變動。

(c) 租賃資產

(i) 融資租賃

融資租賃是指將擁有資產之風險及回報實質上轉讓予集團之租賃。融資租賃之資產在開始時按租賃資產之公平值或最低租賃付款之現值，以較低者入賬。每期租金均分攤為資本性支出及財務費用，以達到資本結欠額之常數比率。相應租賃承擔在扣除財務費用後計入非流動負債內。財務費用於租約期內在損益表中支銷。

以融資租賃持有之資產按資產之估計可用年限或租約期(以較短者為準)計算折舊。

3 主要會計政策(續)

(c) 租賃資產(續)

(ii) 經營租賃

經營租賃是指擁有資產之風險及回報實質上由出租公司保留之租賃。租賃款額在扣除自出租公司收取之任何獎勵金後，於租賃期內以直線法在損益表中支銷。

(d) 收費公路及橋樑之權益

收費公路及橋樑之權益指各自之經營權。

收費公路及橋樑之權益乃按償債基金計算方式攤銷，並按預先釐定之攤銷率介乎每年0.8%至4.8%計算年度複合攤銷額，該數額將相等於合營期限屆滿時有關收費公路及橋樑之成本。

(e) 無形資產

(i) 商譽／負商譽

商譽指收購成本超出於收購日集團應佔所收購附屬公司／聯營公司／共同控制實體之淨資產之數額。於二○○一年一月一日或以後收購從事收費公路或橋樑之附屬公司／聯營公司／共同控制實體所產生之收購商譽，於集團獲授經營有關收費公路或橋樑之經營期內，以償債基金計算法基準作出攤銷。所有其他收購商譽，一般會以直線法於不超過二十年期間攤銷。

於二○○一年一月一日前產生之收購商譽已於儲備中撇銷。若該商譽有耗蝕，所產生之任何減值均記入損益賬。

負商譽指本集團應佔所購淨資產之公平值超出收購成本之數額。

於二○○一年一月一日後進行之收購，負商譽於資產負債表內之分類方式與商譽一樣。涉及本集團收購計劃內已識別之預期未來虧損及開支並能可靠地量度之負商譽，於未來虧損及開支可予確認時在損益賬確認，惟此等負商譽不代表收購日之可予識別負債。就收購從事物業投資之附屬公司／聯營公司／共同控制實體產生之負商譽而言，任何剩餘負商譽，以不超過購入非貨幣性資產之公平值為限，並按下列基礎攤銷：

- 發展中及持有作出售之物業－按已售物業之實際面積與可供銷售之實用面積總數之比率計算攤銷。

- 投資物業－採用直線法按最長達二十年之方式計算攤銷。

3 主要會計政策(續)

(e) 無形資產(續)

(i) 商譽／負商譽(續)

超出該等非貨幣性資產公平值之負商譽會即時在損益賬中確認。

在二〇〇一年一月一日前進行之收購，負商譽已直接計入收購儲備。

出售某實體之損益，包括與所出售實體有關商譽之未攤銷結餘，或倘若於二〇〇一年一月一日前進行收購，則包括已於儲備中撇銷但從未於損益表內變現之有關商譽。

(ii) 研究及發展成本

研究成本在發生時作為費用支銷。當能夠證明開發中產品技術之可行性及有意完成該產品，而亦有資源協助、成本可予識別，及有能力出售或使用該資產而能賺取盈利，則將新產品或改良產品之設計及測試之開發所涉及之成本確認為無形資產，並以直線法按不超過五年之期間攤銷，以反映將相關經濟效益確認之模式。不符合上述條件之發展成本在發生時作為費用支銷。已入賬為支出之開發成本不會在往後期間確認為資產。

(iii) 無形資產減值

如有跡象顯示出現減值，則無形資產之賬面值，包括之前已在儲備記賬之商譽，均需評估及即時撇減至可收回價值。

(f) 投資證券及其他投資

(i) 投資證券

投資證券按成本值減任何減值虧損準備入賬。

個別投資之賬面值在每年結算日均作檢討，以評估其公平值是否已下跌至低於其賬面值。假如下跌並非短期性，則有關證券之賬面值須削減至其公平值。減值虧損在損益表中列作開支。當引致撇減或撇銷之情況及事件不再存在，而有可信證據顯示新的情況和事件會於可預見將來持續，則將此項減值虧損撥回損益表。

3 主要會計政策(續)

(f) 投資證券及其他投資(續)

(ii) 其他投資

持有作長期項目之其他投資，乃按成本值減累積減值虧損後列賬。個別投資項目之賬面值於每個結算日審閱，以評估公平值是否已下降至低於賬面值。當非暫時性之下降出現，該項投資之賬面值將減至其公平值。減值虧損於損益賬中確認為開支。當不再存在導致撇減或撇銷之情況及事件，及有足夠證據顯示在可預見未來將出現新情況及事件，此項減值虧損會撥回盈利或虧損。

倘本集團於有關合營期終止時放棄投資之權利與權益，投資之攤銷乃按其合營年期以直線法撇銷其成本計算。其他投資之業績乃按已收取及應收取之股息基準列賬。

(g) 有待發展／發展中物業

有待發展／發展中物業按成本列賬，其中包括土地之成本、發展及建築開支(經扣除附帶租金收入)、撥作資本之借貸成本及發展應佔之其他直接成本，加上計至當日按附註3(p)(ii)所載基準確認之應佔盈利，減可預見虧損之撥備及已收之分期付款銷售額。

(h) 持有作出售用途之物業

持有作出售用途之物業按成本及可變現淨值兩者中之較低者列賬。成本包括土地成本、發展及建築費用、撥作資本之借貸成本及其他附帶費用。可變現淨值乃物業可變現之估計價格減有關費用。

(i) 於物業發展項目之權益

物業發展項目之權益乃按成本列賬，其中包括向項目注入之發展成本、撥作資本之借貸成本及其他附帶成本，扣除減值虧損準備(如需要)。此等項目之業績列入賬目之數額，僅限於本集團實際所得款項或已收及應收之資產分配。

(j) 存貨

存貨包括製成品及在製品，按成本值與可變現淨值二者之較低者入賬 。成本值以加權平均法計算，並包括原材料、直接人工及所有生產經常開支之應佔部份。可變現淨值乃按預計銷售所得款項扣除估計營銷費用計算。

(k) 應收賬款

凡被視為呆賬之應收賬款，均提撥準備。在資產負債表內列賬之應收賬款已扣除有關之準備金。

3 主要會計政策(續)

(l) 可換股債券

可換股債券乃按發行所得款項淨額減轉換為股份之金額之總額入賬。所得款項淨額指因發行債券所收取之代價經扣除發行費用。發行費用，指就發行債券直接產生之費用，此等費用按直線法以贖回債券之最早日期計算之債券年期攤銷。

當債券獲轉換為股份時，就轉換而發行股份所確認之金額，為該等債券乃於轉換日期列賬之負債，減獲轉換債券所佔之有關未攤銷發行成本。

贖回可換股債券之溢價指本金額與贖回金額之間之差額，並已就此作出撥備。贖回溢價採用直線法按債券之年期於損益表內支銷。

(m) 現金及現金等價物

現金及現金等價物按成本在資產負債表內列賬。在現金流量表中，現金及現金等價物包括庫存現金、銀行通知存款及銀行透支。

(n) 或然負債

或然負債指因已發生的事件而可能引起之責任，此等責任需就某一宗或多宗事件會否發生才能確認，而集團並不能完全控制這些未來事件會否實現。或然負債亦可能是因已發生的事件引致之現有責任，但由於可能不需要消耗經濟資源，或責任金額未能可靠地衡量而未有入賬。

或然負債不會被確認，但會在賬目附註中披露。假若消耗資源之可能性改變導致可能出現資源消耗，此等負債將被確立為撥備。

(o) 遞延稅項

為課稅而計算之盈利與賬目所示之盈利二者間之時差，若預期將於可預見將來需要支付或可收回，即按現行稅率計算遞延稅項負債或資產。

3 主要會計政策(續)

(p) 收入及盈利之確認

(i) 出售持有作出售物業所得之收入，於簽立受法律約束之銷售合約時確認入賬。

(ii) 於落成前出售有待發展／發展中物業所得之收入，於簽立受法律約束之銷售合時確認入賬。

當有待發展／發展中作出售之物業於落成前已預先售出，而對該物業發展項目之結果亦可合理肯定，則估計盈利之總額將按整段建築期間內攤分，以反映該項發展之進度。盈利將每年按完成時之估計盈利總額之比率而計算，而所採用之比率乃於結算日所產生之建築成本與落成前之估計建築成本總額之比率，惟以已收取之分期付款之款項為限，並須就或有費用作出適當準備。

倘買方於落成時未能支付購買價之餘額，而本集團行使轉售物業之權利，則落成前已收取之銷售訂金將予沒收並列入經營盈利，任何已確認之盈利會按上述之政策予以撥回。

(iii) 經營租賃之租金收入按直線法基準確認。

(iv) 物業管理收入在提供服務之年度確認。

(v) 銷貨收益在擁有權之風險及回報轉移時確認，通常亦即為貨品付運予客戶及所有權轉讓時。

(vi) 扣除收益稅之路費收入乃在收訖時予以確認。

(vii) 利息收入依據未償還本金額及適用利率按時間比例確認。

(viii) 股息收入在收取股息之權利確定時確認。

(ix) 物業經紀的代理費收入於有關協議成為無條件或不可撤回時確認。

(q) 僱員福利

(i) 僱員應享假期

僱員在年假和長期服務休假之權利在僱員應享有時確認。根據截至結算日止僱員已提供之服務而估計之年假及長期服務休假之負債已作出撥備。

僱員之病假及產假或陪妻分娩假不作確認，直至僱員正式休假為止。

(ii) 退休金責任

本集團向界定供款退休計劃作出之供款在發生時作為費用支銷，而員工在全數取得既得之利益前退出計劃而被沒收之僱主供款將會用作扣減此供款。退休計劃之資產與集團之資產分開持有，由獨立管理基金保管。

3 主要會計政策(續)

(q) 僱員福利(續)

(iii) 醫療福利

本集團向界定供款醫療福利計劃作出之供款在發生時作為費用支銷。

(r) 借貸成本

凡直接與購置、興建或生產某項資產(該資產必須經過頗長時間籌備以作預定用途或出售)有關之借貸成本，均資本化為資產之部分成本。

所有其他借貸成本均於發生年度內在損益賬支銷。

(s) 分部報告

按照本集團之內部財務報告，本集團已決定將業務分部資料作為主要分部報告，而地區分佈資料則作為從屬形式呈列。

未分配成本指集團整體性開支。分部資產主要包括無形資產、固定資產、存貨、有待發展／發展中物業、持有作出售物業、物業發展項目、應收款，以及於共同控制實體及聯營公司之權益。分部負債指經營負債，並且不包括例如税項及若干集團整體性之借款等項目。資本性開支包括固定資產添置(附註15)，當中包括因收購附屬公司而添置之資產(附註31(c))。

至於地區分部報告，銷售額乃按照客戶所在國家計算。總資產及資本性開支按資產所在地計算。

4 營業額、收益及分類資料

本集團主要從事發展、經營及管理收費公路及橋樑；發展、出售及管理物業及持有投資物業；製造及買賣新聞紙、瓦楞紙、水泥及預拌混凝土。年內已確認之收益如下：

	二○○二年 千港元	二○○一年 千港元
營業額		
來自收費公路業務之路費收入淨額	**355,638**	418,616
出售物業	**636,514**	439,166
租金收入總額	**152,943**	141,555
物業管理費收入	**9,945**	10,080
新聞紙及瓦楞紙銷售	**1,141,688**	1,330,720
水泥及預拌混凝土銷售	**916,020**	1,019,564
電腦軟件系統銷售	**12,725**	14,634
	3,225,473	3,374,335
其他收益		
股息收入	**4,513**	34,845
利息收入	**13,763**	34,233
代理費收入	**834**	1,200
	19,110	70,278
總收益	**3,244,583**	3,444,613

4 營業額、收益及分類資料(續)

主要分部報告－業務分部資料

本集團主要在香港及中國內地(「中國」)經營四項業務：

- 房地產－發展、出售及管理物業及持有投資物業
- 收費公路業務－發展、經營及管理收費公路及橋樑
- 紙張－製造及出售新聞紙及瓦楞紙
- 水泥－製造及出售水泥及預拌混凝土(終止經營之詳情載於下文附註)

本集團其他業務主要包括投資控股及高科技業務(終止經營之詳情載於下文附註)，兩者的規模皆不足以作獨立項目報告。

各項業務之間並無進行交易活動。

從屬分部報告形式－地區分部資料

本集團的四項業務範疇主要在香港及中國管理：

香港－房地產及水泥
中國－房地產、紙張、水泥及收費公路業務
其他－房地產

地區分部之間並無交易活動。

4 營業額、收益及分類資料(續)

主要分部報告－業務分部資料

	收費公路業務		房地產		紙張		(已終止經營) 水泥(附註)		其他業務		本集團	
	二〇〇二年 千港元	二〇〇一年 千港元	二〇〇二年 千港元	二〇〇一年 千港元	二〇〇二年 千港元	二〇〇一年 千港元	二〇〇二年 千港元	二〇〇一年 千港元	二〇〇二年 千港元	二〇〇一年 千港元	二〇〇二年 千港元	二〇〇一年 千港元
營業額	355,638	418,616	797,298	590,801	1,141,688	1,330,720	916,020	1,019,564	14,829	14,634	3,225,473	3,374,335
分部業績	179,912	227,709	13,986	129,598	111,316	203,690	122,810	80,737	(11,613)	2,520	416,411	644,254
利息收入											13,763	34,233
未分配經營成本											(52,036)	(60,150)
物業、固定資產及其他投資之減值撥備及投資物業之重估虧損	(33,462)	–	(802,650)	(40,943)	(35,694)	–	–	(1,217)	(19,930)	(1,461)	(891,736)	(43,621)
理財成本											(185,986)	(256,048)
應佔盈利減虧損：												
共同控制實體	(36,102)	–	(115)	(420)	–	(22,944)	9,888	5,255	–	–	(26,329)	(18,109)
聯營公司	153,904	117,497	4,529	12,884	–	–	–	–	(5,774)	9,604	152,659	139,985
共同控制實體及聯營公司撥備	–	–	(52,500)	–	(111,655)	–	–	–	–	–	(164,155)	–
除稅前(虧損)/盈利											(737,409)	440,544
稅項											(80,999)	(92,755)
除稅後(虧損)/盈利											(818,408)	347,789
少數股東權益											(170,633)	(308,007)
股東應佔(虧損)/盈利											(989,041)	39,782
分部資產	2,606,537	2,565,560	15,756,011	8,621,547	1,654,080	2,437,261	–	1,526,970	34,875	39,274	20,051,503	15,190,612
於共同控制實體之權益	357,355	436,592	380,484	264,446	59,346	171,000	–	435,120	–	–	797,185	1,307,158
於聯營公司之權益	1,495,249	1,319,763	(3,744)	209,119	–	–	–	–	–	199,525	1,491,505	1,728,407
未分配資產											1,205,544	1,735,378
總資產											23,545,737	19,961,555
分部負債	29,169	25,106	4,751,261	362,617	215,828	190,788	–	202,830	58	4,366	4,996,316	785,707
未分配負債											7,467,915	6,219,792
總負債											12,464,231	7,005,499
資本性開支	21,525	30,308	7,235	2,009	75,613	158,162	46,702	28,731	814	3,504	151,889	222,714
折舊及攤銷	83,048	88,794	(47,284)	4,446	132,947	129,785	69,235	61,277	4,611	1,139	242,557	285,441
其他非現金開支	–	10,383	5,981	4,090	50,503	13,332	6,579	6,641	15,512	–	78,575	34,446

4 營業額、收益及分類資料（續）

主要分部報告－業務分部資料（續）

附註：

誠如賬目附註2所述，本公司已出售其於水泥子集團之全部權益、金鵬之36.84%實益權益及中科越秀之46.7%權益，作為交易之部份代價。因此，水泥及高科技業務分部於年終時已終止經營。

水泥分部之營業額及分部業績之賬面值已於上文披露。由二〇〇二年一月一日至二〇〇二年十二月二十日期間，水泥分部稅項為16,000,000港元（二〇〇一年：15,000,000港元）、經營業務之現金流入為148,000,000港元（二〇〇一年：12,000,000港元）、投資業務之現金流出為32,000,000港元（二〇〇一年：50,000,000港元）及理財活動之現金流出為101,000,000港元（二〇〇一年：4,000,000港元）。金鵬及中科越秀之營業額及分部業績之賬面值，以及現金流量報表之規模均不足以獨立披露。

從屬分部報告－地區分部資料

	營業額		總資產		資本性開支	
	二〇〇二年 千港元	二〇〇一年 千港元	二〇〇二年 千港元	二〇〇一年 千港元	二〇〇二年 千港元	二〇〇一年 千港元
香港	**409,560**	553,699	**1,640,296**	2,838,342	**23,680**	12,990
中國	**2,812,908**	2,817,867	**19,496,027**	13,933,935	**128,189**	209,724
海外	**3,005**	2,769	**52,662**	115,615	**20**	—
	3,225,473	3,374,335	**21,188,985**	16,887,892	**151,889**	222,714
於共同控制實體之權益			**797,185**	1,307,158		
於聯營公司之權益			**1,491,505**	1,728,407		
未分配資產			**68,062**	38,098		
總資產			**23,545,737**	19,961,555		

5 未計減值撥備及重估虧絀前經營盈利

	二〇〇二年 千港元	二〇〇一年 千港元
未計減值撥備及重估虧絀前經營盈利已計入及扣除下列各項：		
計入		
投資物業租金收入總額	**77,345**	84,898
減：直接支出	**(7,874)**	(5,714)
投資物業租金收入淨額	**69,471**	79,184
負商譽攤銷	**51,415**	—
育林金準備之撥回	**42,156**	—
出售部份共同控制實體收益	**6,240**	—
扣除		
核數師酬金	**5,921**	3,670
售出存貨成本	**2,021,094**	1,874,136
折舊		
一自置固定資產	**210,894**	198,558
一租賃固定資產	**407**	655
收費公路及橋樑之權益攤銷	**75,748**	79,663
其他投資攤銷	**—**	4,162
商譽攤銷	**6,604**	2,244
發展成本攤銷	**319**	159
出售固定資產之虧損	**39,803**	22,715
員工成本(附註11)	**265,152**	266,956
經營租賃		
一租賃廠房及機器	**7,225**	11,000
一土地及樓宇	**55,278**	61,635
壞賬撇銷／呆賬準備	**30,506**	24,063
應收聯營公司款項撥備	**19,908**	—

6 物業減值撥備

	二〇〇二年 千港元	二〇〇一年 千港元
減值撥備		
一有待發展／發展中物業	**529,000**	14,000
一持有作出售物業	**13,160**	—
一物業發展項目權益	**22,590**	—
	564,750	14,000

7 理財成本

	二〇〇二年 千港元	二〇〇一年 千港元
銀行貸款及透支之利息	**139,953**	192,567
融資租賃承擔之利息	**73**	116
贖回可換股債券溢價	**7,501**	7,248
其他利息		
－欠少數股東之款額	**38,419**	38,027
－一名股東之貸款	**356**	833
－一有關連公司之貸款	**2,818**	6,942
－可換股債券	**13,586**	20,378
－須於五年內全數償還之其他貸款	**3,342**	1,029
產生之借貸成本總額	**206,048**	267,140
減：資本化作為有待發展／發展中物業、於聯營公司及共同控制實體之金額	**(20,062)**	(11,092)
	185,986	256,048

8 税項

在綜合損益表支銷的税項款額指：

	二〇〇二年 千港元	二〇〇一年 千港元
香港利得税		
本年度	**5,489**	11,592
往年度多提準備	**(498)**	—
	4,991	11,592
海外税項		
本年度	**61,877**	68,757
轉至遞延税項賬目（附註29）	**1,329**	672
	63,206	69,429
應佔的税項		
共同控制實體	**2,147**	248
聯營公司	**10,655**	11,486
	12,802	11,734
	80,999	92,755

本年度遞延税項並未就下列項目提撥準備：

	二〇〇二年 千港元	二〇〇一年 千港元
加速折舊免税額	**3,125**	4,893
税項虧損	**7,189**	12,240
其他時差	**(69)**	258
	10,245	17,391

香港利得税乃按照本年度估計應課税盈利依税率16%（二〇〇一年：16%）提撥準備。

本集團根據中國外商投資企業所得税法（「中國税法」），主要對中國附屬公司、聯營公司及共同控制實體之盈利分別按18%至33%作出海外税項撥備。根據中國税法，本集團之中國若干附屬公司、聯營公司及共同控制實體有權在首個獲利年度起之兩年至五年免繳所得税，在免税期後三年至五年享有所得税減半之優惠。

海外盈利之税款，則按照本年度估計應課税盈利依本集團經營業務地區之現行税率計算。

9 股東應佔(虧損)／盈利

計入本公司賬目之股東應佔(虧損)／盈利，為269,583,000港元之盈利(二○○一年：虧損22,263,000港元)。

10 每股(虧損)／盈利

每股基本虧損是根據股東應佔本集團虧損989,041,000港元(二○○一年：盈利39,782,000港元)及年內已發行普通股的加權平均數4,017,138,450股(二○○一年：3,976,268,141股)計算。

由於出現反攤薄影響，故截至二○○二年十二月三十一日止年度之每股攤薄虧損並無呈列。

截至二○○一年十二月三十一日止年度之每股全面攤薄盈利是根據年內已發行之普通股加權平均數4,014,269,003股，另加倘全部尚未行使購股權獲行使，被視為以無償發行之普通股加權平均數38,000,862股計算。

於二○○一年及二○○二年十二月三十一日之尚未行使可換股債券具反攤薄影響。

11 員工成本(包括董事酬金)

	二○○二年 千港元	二○○一年 千港元
薪酬工資	**169,728**	179,190
退休成本(界定供款計劃)(附註)	**28,125**	31,051
醫療福利成本(界定供款計劃)	**21,369**	11,555
社會保障成本	**6,366**	10,759
解僱補償	**11,232**	10,948
員工福利	**28,332**	23,453
	265,152	266,956

附註：

本集團為香港僱員作出之供款，以僱員在有權享有全部供款前退出計劃而沒收之供款作出扣減。本年度並無已沒收之供款(二○○一年：無)。

12 董事及高級管理人員酬金

(a) 年內本公司向董事支付之酬金總額如下：

	二〇〇二年 千港元	二〇〇一年 千港元
袍金(附註(i))	**76**	76
其他酬金：		
基本薪金、房屋津貼、購股權、其他津貼及實物利益(附註(ii))	**17,584**	15,669
酌情發放之花紅(附註(iii))	**11,325**	4,581
董事退休金	**467**	429
	29,452	20,755

附註：

(i) 董事袍金乃支付予獨立非執行董事之款項。

(ii) 截至二〇〇二年十二月三十一日止年度，若干董事行使購股權認購本公司及其附屬公司之普通股。年內行使購股權之詳情已於董事會報告書內披露。

(iii) 截至二〇〇二年十二月三十一日止年度，若干董事已就一九九七年作出之紅利撥備獲支付酌情花紅約9,886,000港元。

(b) 酬金介乎以下幅度內之本公司董事數目如下：

酬金組別	董事人數 二〇〇二年	董事人數 二〇〇一年
零港元 — 1,000,000港元	***9**	*11
1,000,001港元 — 1,500,000港元	**2**	2
1,500,001港元 — 2,000,000港元	**1**	1
2,000,001港元 — 2,500,000港元	**1**	3
2,500,001港元 — 3,000,000港元	**—**	1
3,000,001港元 — 3,500,000港元	**—**	—
3,500,001港元 — 4,000,000港元	**3**	—
4,000,001港元 — 4,500,000港元	**1**	1
4,500,001港元 — 5,000,000港元	**1**	—

* 包括兩名(二〇〇一年：兩名)獨立非執行董事。

於截至二〇〇二年及二〇〇一年十二月三十一日止年度概無董事放棄酬金。本集團年內並無已付或應付任何酬金，作為利誘加入或加入本集團時之酬金，或作為年內離職補償(二〇〇一年：無)。

(c) 截至二〇〇二年十二月三十一日止年度集團內五名最高薪酬人士亦為董事，其酬金已載於上文分析。

13 於收費公路及橋樑之權益

	集團	
	二〇〇二年	二〇〇一年
	千港元	千港元
於一月一日	**2,272,680**	2,593,742
增添	**20,265**	—
出售	—	(241,399)
攤銷支出	**(75,748)**	(79,663)
於十二月三十一日	**2,217,197**	2,272,680

	二〇〇二年	二〇〇一年
	千港元	千港元
成本	**2,523,791**	2,503,526
累積攤銷	**(306,594)**	(230,846)
賬面淨值	**2,217,197**	2,272,680

14 其他無形資產

	集團			
	商譽	負商譽	發展成本	總計
	千港元	千港元	千港元	千港元
於二〇〇二年一月一日	61,372	(78,535)	6,386	(10,777)
確認為資產之發展成本	—	—	2,978	2,978
收購附屬公司	170,743	(3,796,255)	—	(3,625,512)
出售附屬公司	(7,285)	—	(9,045)	(16,330)
攤銷支出	(6,604)	51,415	(319)	44,492
於二〇〇二年十二月三十一日	218,226	(3,823,375)	—	(3,605,149)

15 固定資產

(a) 集團

	投資物業 千港元	其他物業 千港元	在建之生產設施 千港元	廠房及機器及工具 千港元	租賃物業裝修、傢俬、裝置及辦公室設備 千港元	汽車 千港元	總額 千港元
成本值或估值							
於二○○二年一月一日	1,175,225	1,182,943	326,887	2,231,846	131,540	117,204	5,165,645
添置	—	—	82,953	23,967	19,003	5,701	131,624
收購附屬公司	2,842,982	104,686	—	33,756	28,535	25,553	3,035,512
轉撥往有待發展／發展中售物業	(101,003)	—	—	—	—	—	(101,003)
重估虧絀	(240,550)	—	—	—	—	—	(240,550)
於完成時轉撥	—	23,139	(95,473)	52,817	18,298	1,219	—
出售	—	(379,597)	—	(463,963)	(4,839)	(10,290)	(858,689)
出售附屬公司	—	(560,824)	(6,469)	(725,320)	(22,820)	(74,643)	(1,390,076)
於二○○二年十二月三十一日	3,676,654	370,347	307,898	1,153,103	169,717	64,744	5,742,463
累積折舊及減值							
於二○○二年一月一日	—	248,354	—	605,344	94,596	74,073	1,022,367
年內支出	—	36,607	—	146,141	20,585	7,968	211,301
收購附屬公司	—	14,223	—	25,291	19,362	17,653	76,529
減值虧損	—	52,974	—	—	—	—	52,974
出售	—	(62,212)	—	(131,159)	(8,091)	(7,316)	(208,778)
出售附屬公司	—	(172,967)	—	(250,062)	(15,169)	(48,938)	(487,136)
於二○○二年十二月三十一日	—	116,979	—	395,555	111,283	43,440	667,257
賬面淨值							
於二○○二年十二月三十一日	3,676,654	253,368	307,898	757,548	58,434	21,304	5,075,206
於二○○一年十二月三十一日	1,175,225	934,589	326,887	1,626,502	36,944	43,131	4,143,278

15 固定資產(續)

(a) 集團(續)

上述資產於二〇〇二年十二月三十一日之成本值或估值分析如下：

	投資物業	其他物業	在建之生產設施	廠房及機器及工具	租賃物業裝修、傢俬、裝置及辦公室設備	汽車	總額
	千港元	千港元	千港元	千港元	千港元	千港元	千港元
按成本值	—	370,347	307,898	1,153,103	169,717	64,744	2,065,809
於二〇〇二年之估值	3,676,654	—	—	—	—	—	3,676,654
	3,676,654	370,347	307,898	1,153,103	169,717	64,744	5,742,463

上述資產於二〇〇一年十二月三十一日之成本值或估值分析如下：

	投資物業	其他物業	在建之生產設施	廠房及機器及工具	租賃物業裝修、傢俬、裝置及辦公室設備	汽車	總額
按成本值	—	1,182,943	326,887	2,231,846	131,540	117,204	3,990,420
於二〇〇一年之估值	1,175,225	—	—	—	—	—	1,175,225
	1,175,225	1,182,943	326,887	2,231,846	131,540	117,204	5,165,645

15 固定資產（續）

(b) 公司

	投資物業 千港元	其他物業 千港元	租賃物業裝修、傢俬、裝置及辦公室設備 千港元	汽車 千港元	總額 千港元
成本值或估值					
於二○○二年一月一日	12,700	14,338	8,479	5,966	41,483
添置	—	—	234	—	234
估值虧絀	(2,650)	—	—	—	(2,650)
於二○○二年十二月三十一日	10,050	14,338	8,713	5,966	39,067
累積折舊及減值					
於二○○二年一月一日	—	355	7,070	5,514	12,939
年內支出	—	362	560	452	1,374
減值虧損	—	3,050	—	—	3,050
於二○○二年十二月三十一日	—	3,767	7,630	5,966	17,363
賬面淨值					
於二○○二年十二月三十一日	10,050	10,571	1,083	—	21,704
於二○○一年十二月三十一日	12,700	13,983	1,409	452	28,544
上述資產於二○○二年十二月三十一日之成本值或估值之分析如下：					
按成本值	—	14,338	8,713	5,966	29,017
按二○○二年之估值	10,050	—	—	—	10,050
於二○○二年十二月三十一日	10,050	14,338	8,713	5,966	39,067
上述資產於二○○一年十二月三十一日之成本值或估值之分析如下：					
按成本值	—	14,338	8,479	5,966	28,783
按二○○一年之估值	12,700	—	—	—	12,700
於二○○一年十二月三十一日	12,700	14,338	8,479	5,966	41,483

15 固定資產(續)

(c) 本集團及本公司於投資物業及其他物業之權益乃按彼等之賬面淨值分析如下：

	集團		公司	
	二〇〇二年 千港元	二〇〇一年 千港元	二〇〇二年 千港元	二〇〇一年 千港元
以下列租約於香港持有：				
10年至50年之租約	**715,649**	937,672	—	—
50年以上之租約	**67,327**	188,121	**20,430**	26,484
於香港以外地區持有：				
10年至50年之租約	**191**	199	**191**	199
50年以上之租約	**3,146,855**	983,822	—	—
	3,930,022	2,109,814	**20,621**	26,683

(d) 本集團之投資物業已於二〇〇二年十二月三十一日由獨立專業估值師行漢華評值有限公司按公開市值進行重估。

(e) 於二〇〇二年十二月三十一日，本集團及本公司根據融資租賃持有之固定資產之賬面淨值分別為60,000港元(二〇〇一年：507,000港元)及60,000港元(二〇〇一年：451,000港元)。

16 於附屬公司之投資

	公司	
	二〇〇二年 千港元	二〇〇一年 千港元
投資，成本值		
非上市股份	**36,587**	36,676
於香港上市之股份	**7,504**	769
	44,091	37,445
應收附屬公司之款項(附註(a))	**9,722,847**	6,337,983
	9,766,938	6,375,428
於香港上市之股份市值	**7,159**	567

(a) 應收附屬公司之款項為無抵押及無固定還款期。除為數約5,973,000,000港元(二〇〇一年：約2,435,000,000港元)之應收附屬公司款項為免息外，所有應收附屬公司款項為附有利息。

(b) 本公司於二〇〇二年十二月三十一日之主要附屬公司之詳情載於第80至92頁。

17 於共同控制實體之權益

	集團	
	二〇〇二年 千港元	二〇〇一年 千港元
應佔資產淨值	**616,499**	1,108,351
減：減值撥備	**(111,655)**	—
	504,844	1,108,351
應收共同控制實體款項(附註(a))	**292,341**	198,807
	797,185	1,307,158

(a) 應收共同控制實體之款項為無抵押、免息及無固定還款期。

(b) 於二〇〇二年十二月三十一日，本集團之主要共同控制實體之詳情載於第93頁。

18 於聯營公司之權益

	集團	
	二〇〇二年 千港元	二〇〇一年 千港元
應佔資產淨值(不包括商譽)	**1,558,869**	1,690,388
減：減值撥備	**(52,500)**	—
	1,506,369	1,690,388
應付聯營公司款項(附註(a))	**(185,162)**	(193,856)
應收聯營公司款項(附註(a)及(b))	**190,206**	231,875
減：應收聯營公司款項撥備	**(19,908)**	—
	1,491,505	1,728,407

(a) 應收／(應付)聯營公司款項均無抵押、免息及無固定還款期。

(b) 於二〇〇二年十二月三十一日，應收聯營公司款項約13,000,000港元(二〇〇一年：13,000,000港元)為償還授予聯營公司之銀行貸款之後償款額。

(c) 有關本集團主要聯營公司於二〇〇二年十二月三十一日之詳情載於第94頁。

19 投資證券及其他投資

	集團	
	二〇〇二年	二〇〇一年
	千港元	千港元
非上市投資證券，成本值	**12,923**	41,475
其他投資，成本值	**278,582**	204,749
減：減值撥備	**(33,462)**	—
	245,120	204,749
	258,043	246,224

其他投資指本集團於中國成立並從事發展與管理公路及開發物業之合作經營企業。根據合營協議，本集團有權於整個合營期內，享有若干定額投資回報。

20 於物業發展項目之權益

於物業發展項目之權益指本集團藉着與非關連人士訂立多項協議而參與中國及澳門之物業發展項目。本集團於該等項目並沒有控制權，但承諾按其分擔項目開發成本之部分而注資，並有權享有協議所規定之回報。

21 存貨

	集團	
	二〇〇二年	二〇〇一年
	千港元	千港元
原材料	**88,482**	231,093
在製品	**11,401**	16,084
製成品	**46,138**	69,630
	146,021	316,807

於二〇〇二年及二〇〇一年十二月三十一日，所有存貨按成本列賬。

22 應收/(付)有關連公司及少數股東之款項

應收／(付)有關連公司及少數股東之結餘均無抵押、免息及無固定還款期。

23 應收賬款、預付款項及按金

	集團		公司	
	二〇〇二年 千港元	二〇〇一年 千港元	二〇〇二年 千港元	二〇〇一年 千港元
貿易應收款	**527,021**	736,991	**—**	—
其他應收款、預付款項及按金	**370,261**	418,792	**43,923**	5,432
	897,282	1,155,783	**43,923**	5,432

本集團對不同業務及地區分部採用既定信貸政策。於二〇〇二年十二月三十一日，貿易應收款之賬齡分析如下：

	集團	
	二〇〇二年 千港元	二〇〇一年 千港元
三十日以下	**230,547**	290,713
三十一日至九十日	**116,392**	223,043
超過九十日	**180,082**	223,235
	527,021	736,991

24 銀行結餘及現金

本集團與本公司之銀行結餘及現金包括存入中國多間銀行之人民幣存款分別約792,000,000港元(二〇〇一年：1,059,000,000港元)及900,000港元(二〇〇一年：174,000,000港元)。該等人民幣結餘兑換為外幣時，須受中國政府頒佈之外匯管制規則及規定所限制。

25 應付賬款及應計費用

	集團		公司	
	二〇〇二年 千港元	二〇〇一年 千港元	二〇〇二年 千港元	二〇〇一年 千港元
貿易應付款	**222,510**	181,069	**—**	—
其他應付款及應計費用	**4,804,138**	638,283	**30,332**	33,780
	5,026,648	819,352	**30,332**	33,780

25 應付賬款及應計費用(續)

於二○○二年十二月三十一日，貿易應付款之賬齡分析如下：

	集團	
	二○○二年 千港元	二○○一年 千港元
三十日以下	**47,156**	102,539
三十一日至九十日	**74,341**	60,552
超過九十日	**101,013**	17,978
	222,510	181,069

26 股本

	公司	
	股份數目	千港元
法定股本：		
於二○○一年及二○○二年一月一日每股面值0.10港元之普通股	5,000,000,000	500,000
增加法定股本(附註(a))	5,000,000,000	500,000
於二○○二年十二月三十一日	10,000,000,000	1,000,000
已發行及繳足股本：		
於二○○一年一月一日	3,937,627,400	393,763
行使購股權	11,652,000	1,165
行使可換股債券	59,014,267	5,901
於二○○一年十二月三十一日	4,008,293,667	400,829
於二○○二年一月一日	4,008,293,667	400,829
發行股份(附註(b))	2,107,688,555	210,769
行使購股權(附註(c))	2,120,000	212
於二○○二年十二月三十一日	6,118,102,222	611,810

26 股本(續)

(a) 於二○○二年一月十七日，本公司之法定股本藉增設額外5,000,000,000股每股面值0.10港元之股份由500,000,000港元增至1,000,000,000港元，該等新增設之股份在各方面與現有股份享有同等權益。

(b) 於二○○二年十二月二十日，越秀企業根據交易獲發行及配發2,107,688,555股每股面值0.1港元之普通股，每股作價0.46港元，詳情載於賬目附註2。

(c) 年內已按行使價每股0.5008港元行使2,120,000份購股權，因而發行每股面值0.1港元之普通股2,120,000股。

(d) 根據本公司於二○○二年六月二十六日批准之購股權計劃，董事會可酌情將購股權授予本集團之董事及僱員，以便按該計劃所規定之條款及條件認購本公司股份。年內並無已授出任何購股權。悉數行使所有尚未行使之購股權將會導致發行120,254,000股普通股，總現金代價約為52,719,000港元。年內已行使及已失效之購股權詳情於董事會報告書中披露。

(e) 悉數行使所有尚未轉換之可換股債券將導致按換股價每股0.6168港元發行325,226,977股普通股，合共約200,623,000港元及減少負債約200,623,000港元。

27 儲備

(a) 集團

	股份溢價	資本贖回儲備	資本儲備	法定儲備 (附註(d))	滙兌波動儲備	保留盈利	總額
	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於二OO一年一月一日	4,854,723	1,815	215,511	80,157	(56,824)	996,402	6,091,784
發行普通股所得款項淨額	35,137	—	—	—	—	—	35,137
滙兌差額	—	—	—	—	2,778	—	2,778
分佔進一步收購聯營公司之權益後之儲備	—	—	—	637	—	—	637
出售發展中物業及持有作出售之物業時解除之儲備	—	—	(14,626)	—	—	—	(14,626)
於出售附屬公司時解除之儲備	—	—	(24,900)	—	(846)	—	(25,746)
於被視作出售附屬公司時解除之儲備	—	—	—	(20)	(17)	—	(37)
轉撥	—	—	—	3,631	—	(3,631)	—
本年度盈利	—	—	—	—	—	39,782	39,782
於二OO一年十二月三十一日	4,889,860	1,815	175,985	84,405	(54,909)	1,032,553	6,129,709
於二OO二年一月一日	4,889,860	1,815	175,985	84,405	(54,909)	1,032,553	6,129,709
發行普通股所得款項淨額	759,549	—	—	—	—	—	759,549
滙兌差額	—	—	—	—	(1,655)	—	(1,655)
出售有待發展／發展中物業及持有作出售之物業時解除之儲備	—	—	—	—	—	(10,475)	(10,475)
於出售附屬公司及聯營公司時解除之儲備及商譽	—	—	4,986	(38,287)	(23,610)	573,591	516,680
於被視作出售附屬公司時解除之儲備	—	—	—	(23)	(9)	—	(32)
轉撥	—	—	—	3,746	—	(3,746)	—
本年度虧損	—	—	—	—	—	(989,041)	(989,041)
於二OO二年十二月三十一日	5,649,409	1,815	180,971	49,841	(80,183)	602,882	6,404,735

27 儲備（續）

(b) 公司

	二OO二年				二OO一年			
	股份溢價	資本贖回儲備	保留盈利	總計	股份溢價	資本贖回儲備	保留盈利	總額
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於一月一日	4,889,860	1,815	43,642	4,935,317	4,854,723	1,815	65,905	4,922,443
發行普通股所得款項淨額	759,549	—	—	759,549	35,137	—	—	35,137
年內盈利／(虧損)	—	—	269,583	269,583	—	—	(22,263)	(22,263)
於十二月三十一日	5,649,409	1,815	313,225	5,964,449	4,889,860	1,815	43,642	4,935,317

(c) 本集團之保留盈利包括聯營公司及共同控制實體之應佔盈利分別達454,967,000港元（二OO一年：365,463,000港元）及虧損210,286,000港元（二OO一年：70,155,000港元）。

(d) 法定儲備指中國營運附屬公司及聯營公司設立之企業擴展及一般儲備金。根據中國外資企業會計準則，一般儲備金在取得批准後可用作彌補虧損及增加資本，而企業擴展基金可用作增加資本。聯營公司應佔本集團之法定儲備包括694,000港元（二OO一年：3,861,000港元）。

28 長期負債

	集團		公司	
	二OO二年	二OO一年	二OO二年	二OO一年
	千港元	千港元	千港元	千港元
銀行貸款				
有抵押（附註36）				
－須於五年內悉數償還	**3,826,296**	1,338,381	**2,630,000**	117,000
－毋須於五年內悉數償還	**468**	1,137	**—**	—
無抵押	**905,468**	1,351,639	**555,000**	786,499
融資租賃承擔	**344**	632	**344**	581
一名股東提供之貸款	**67,743**	9,554	**65,608**	9,452
有關連公司提供之貸款	**3,809**	191,017	**—**	—
少數股東提供之貸款	**169,301**	1,766,437	**—**	8,000
其他貸款	**15,600**	53,729	**—**	—
可換股債券（附註30）	**200,623**	450,073	**200,623**	450,073
	5,189,652	5,162,599	**3,451,575**	1,371,605
減：長期負債之一年內應償還額	**(1,386,510)**	(801,424)	**(828,927)**	(381,691)
	3,803,142	4,361,175	**2,622,648**	989,914

28 長期負債(續)

長期貸款之還款期如下：

(a) 集團

	二〇〇二年								二〇〇一年							
	銀行貸款	融資租賃承擔	股東提供之貸款	有關連公司提供之貸款	少數股東提供之貸款	其他貸款	可換股債券	總額	銀行貸款	融資租賃承擔	股東提供之貸款	有關連公司提供之貸款	少數股東提供之貸款	其他貸款	可換股債券	總額
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
即期及一年內	1,185,583	304	–	–	–	–	200,623	1,386,510	453,986	301	9,554	80,132	8,001	–	249,450	801,424
第二年	754,853	40	–	–	–	–	–	754,893	1,491,032	302	–	–	–	–	200,623	1,691,957
第三至第五年	2,791,328	–	–	–	–	–	–	2,791,328	745,002	29	–	–	–	–	–	745,031
第五年後	468	–	–	–	–	–	–	468	1,137	–	–	–	–	–	–	1,137
無固定還款期	–	–	67,743	3,809	169,301	15,600	–	256,453	–	–	–	110,885	1,758,436	53,729	–	1,923,050
	4,732,232	344	67,743	3,809	169,301	15,600	200,623	5,189,652	2,691,157	632	9,554	191,017	1,766,437	53,729	450,073	5,162,599
餘額分析如下：																
計息	4,732,232	344	65,608	–	–	–	200,623	4,998,807	2,691,157	632	9,452	123,284	737,300	–	450,073	4,011,898
免息	–	–	2,135	3,809	169,301	15,600	–	190,845	–	–	102	67,733	1,029,137	53,729	–	1,150,701
	4,732,232	344	67,743	3,809	169,301	15,600	200,623	5,189,652	2,691,157	632	9,554	191,017	1,766,437	53,729	450,073	5,162,599

一名股東、有關連公司及少數股東提供之貸款及其他貸款並無抵押，而除總額約191,000,000港元(二〇〇一年：約1,151,000,000港元)免息外，其餘貸款按香港銀行同業拆息加年利率1厘至9.25厘計息。當中無固定還款期之貸款於結算日起計未來十二個月內不會被要求償還。

28 長期負債(續)

長期貸款之還款期如下：

(b) 公司

	二〇〇二年					二〇〇一年					
	銀行貸款	融資租賃承擔	一名股東提供之貸款	可換股債券	總額	銀行貸款	融資租賃承擔	一名股東提供之貸款	少數股東提供之貸款	可換股債券	總額
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
即期及一年內	628,000	304	—	200,623	828,927	114,499	290	9,452	8,000	249,450	381,691
第二年	357,000	40	—	—	357,040	531,600	291	—	—	200,623	732,514
第三至第五年	2,200,000	—	65,608	—	2,265,608	257,400	—	—	—	—	257,400
	3,185,000	344	65,608	200,623	3,451,575	903,499	581	9,452	8,000	450,073	1,371,605

所有結餘均須計息。

(c) 於二〇〇二年十二月三十一日，本集團之融資租賃負債之還款期如下：

	集團		公司	
	二〇〇二年	二〇〇一年	二〇〇二年	二〇〇一年
	千港元	千港元	千港元	千港元
一年內	**374**	375	**374**	360
第二年	**40**	375	**40**	360
第三至第五年	**—**	37	**—**	—
	414	787	**414**	720
融資租賃之未來財務費用	**(70)**	(155)	**(70)**	(139)
融資租賃負債之現值	**344**	632	**344**	581

29 遞延税項

(a) 遞延税項賬目之變動情況如下：

	集團	
	二〇〇二年 千港元	二〇〇一年 千港元
於一月一日	**13,300**	13,477
轉撥自損益表(附註8)	**1,329**	672
出售附屬公司	**—**	(849)
於十二月三十一日	**14,629**	13,300
就加速折舊免税額作出撥備	**14,629**	13,300

(b) 於二〇〇二年十二月三十一日，本集團之未予撥備遞延税項資產如下：

	集團	
	二〇〇二年 千港元	二〇〇一年 千港元
加速折舊税額	**(3,378)**	(253)
税項虧損	**35,156**	27,967
其他時差	**189**	258
	31,967	27,972

由於未能肯定遞延税項資產是否會於可預見將來產生，故並無在賬目內作出有關確認。

(c) 重估投資物業帶來之盈餘及虧絀並不構成時差，因此並無產生任何遞延税項影響。

30 可換股債券

	集團及公司	
	二〇〇二年	二〇〇一年
	千港元	千港元
將本公司債券轉換為股份	**200,623**	450,073

於二〇〇二年十二月三十一日，本集團及本公司尚未轉換之可換股債券詳情如下：

發行日期	已發行可換股債券之總額 千港元	每年息率	每股轉換價 港元	行使期間	贖回日期	贖回金額佔本金額百分比
二〇〇〇年八月一日	200,623	3厘	0.6168	二〇〇一年二月一日至二〇〇三年七月三十一日	二〇〇三年七月三十一日	105%

每份值100,000港元之可換股債券可按可換股債券本金額除以上述每股轉換價轉換為股份。

31 綜合現金流量表附註

(a) 未計減值撥備及重估虧絀前經營盈利與經營產生之現金流入淨額對賬表：

	二〇〇二年 千港元	二〇〇一年 千港元
未計減值撥備及重估虧絀前經營盈利	**378,138**	618,337
固定資產之折舊、於收費公路及橋樑權益之攤銷	**287,049**	278,876
商譽、負商譽及開發成本之攤銷	**(44,492)**	2,403
其他投資之攤銷	**—**	4,162
被視作出售／出售附屬公司之虧損／(收益)	**7,773**	(4,207)
出售固定資產之虧損	**39,803**	22,715
出售其他投資之虧損	**—**	2,589
出售部份共同控制實體之收益	**(6,240)**	—
應收聯營公司款項之撥備	**19,908**	—
壞賬撇銷／呆賬撥備	**30,506**	24,063
育林金準備之撥回	**(42,156)**	—
利息收入	**(13,763)**	(34,233)
股息收入	**(4,513)**	(34,845)
未計營運資金變動前經營盈利	**652,013**	879,860
有待發展／發展中物業及持有作出售之物業及物業發展項目之權益減少／(增加)淨額	**15,486**	(247,474)
存貨減少／(增加)	**48,595**	(66,037)
應收賬款、預付款項及按金(包括應收有關連公司及少數股東權益款項)之增加	**(23,202)**	(158,216)
應付賬款及應計費用減少	**75,423**	86,189
發展成本增加	**(2,978)**	(6,545)
經營產生之現金流入淨額	**765,337**	487,777

31 綜合現金流量表附註(續)

(b) 根據非常重大收購而收購附屬公司

	二○○二年 千港元
購入之淨資產	
固定資產	2,958,983
其他投資	74,942
有待發展／發展中物業	6,982,485
持有作出售之物業	1,533,786
應收有關連公司款項	88,268
應收賬款、預付款項及按金	297,889
銀行結餘及現金	441,501
應付賬款及應計費用	(3,571,974)
應付稅項	(11,910)
少數股東權益	(713,314)
銀行貸款	(1,842,991)
少數股東提供之貸款	(37,927)
	6,199,738
收購少數股東權益應佔之資產淨值	2,150,543
因收購產生之負商譽	(3,786,414)
	4,563,867
支付方式：	
發行股份	969,537
出售本公司於水泥子集團之全部權益、金鵬之36.84%實益權益及中科越秀之46.7%實益權益(附註31(c))	688,330
轉讓於水泥子集團、金鵬及中科越秀之股東貸款(附註31(c))	886,000
現金	2,000,000
購買總代價	4,543,867
有關交易之直接成本	20,000
收購總成本	4,563,867

年內收購之附屬公司帶來之經營業務現金流出30,000,000港元、投資業務之現金流出11,000,000港元及理財活動之現金流出75,000,000港元。

31 綜合現金流量表附註(續)

(b) 根據非常重大收購而收購附屬公司(續)

收購附屬公司產生之現金及現金等價物流出淨額分析

	二〇〇二年 千港元
現金代價	(2,000,000)
支付有關交易之直接成本	(20,000)
購入之銀行結餘及現金	441,501
收購附屬公司產生之現金及現金等價物之流出淨額	(1,578,499)

31 綜合現金流量表附註(續)

(c) 出售附屬公司

	二〇〇二年 千港元	二〇〇一年 千港元
出售之資產淨值：		
無形資產	**16,330**	—
固定資產	**902,940**	281,309
共同控制實體之權益	**437,137**	—
聯營公司之權益	**193,699**	—
其他投資	**1,808**	—
存貨	**122,191**	—
應收有關連公司款項	**7,131**	—
應收少數股東之款項	**5,685**	—
應收賬款、預付款項及按金	**479,124**	3,046
抵押存款	**34,325**	—
銀行結餘及現金	**122,643**	2,125
應付賬款及應計費用	**(204,610)**	(5,559)
應付少數股東款項	**—**	(5,924)
應付税項	**(11,498)**	(23,215)
遞延税項	**—**	(849)
少數股東權益	**(561,402)**	(122,956)
銀行貸款	**(217,918)**	—
融資租賃承擔	**(42)**	—
股東提供之貸款	**(140,651)**	—
有關連公司提供之貸款	**(70,200)**	—
少數股東提供之貸款	**(47,639)**	—
其他貸款	**(11,403)**	—
	1,057,650	127,977
資本儲備	**4,986**	(24,900)
法定儲備	**(38,287)**	—
滙兑波動儲備	**(23,610)**	(846)
於保留盈餘中撇銷之商譽	**573,591**	—
	1,574,330	102,231
出售附屬公司之收益	**—**	14,591
	1,574,330	116,822
以下列方式清償：		
收購城建中國之全部權益及盛德之49%權益(附註31(b))	**688,330**	—
轉讓水泥子集團、金鵬及中科越秀之股東貸款(附註31(b))	**886,000**	—
現金	**—**	116,822
	1,574,330	116,822

31 綜合現金流量表附註(續)

(c) 出售附屬公司(續)

出售附屬公司產生之現金(流出)／流入淨額分析：

	二〇〇二年 千港元	二〇〇一年 千港元
現金代價	—	116,822
已出售之銀行結餘及現金	**(122,643)**	(2,125)
出售附屬公司之現金及現金等價物(流出)／流入淨額	**(122,643)**	114,697

(d) 年內財務項目變動分析

	股本(包括股份溢價) 千港元	可換股債券 千港元	銀行及其他貸款 千港元	少數股東權益 千港元	一名股東、有關連公司及少數股東提供之貸款 千港元	融資租賃承擔 千港元	應付聯營公司之款項 千港元
於二〇〇一年一月一日	5,248,485	581,473	3,133,204	6,424,889	2,055,438	1,017	193,920
發行普通股，扣除開支	5,804	—	—	—	—	—	—
附屬公司股權之增加	—	—	—	(79,116)	(120,720)	—	—
由少數股東提供注資到共同控制實體之款項	—	—	—	—	94,003	—	—
轉撥自少數股東權益	—	—	—	(4,223)	4,223	—	—
行使可換股債券	36,400	(36,400)	—	—	—	—	—
少數股東應佔盈利	—	—	—	308,007	—	—	—
出售／被視作出售附屬公司	—	—	—	(106,360)	(5,924)	—	—
少數股東應佔法定儲備	—	—	—	10	—	—	—
附屬公司少數股東注資	—	—	—	10,558	—	—	—
支付予少數股東之股息	—	—	—	(128,247)	—	—	—
財務項目之現金流入／(流出)淨額	—	(95,000)	378,930	—	44,191	(385)	(64)
二〇〇一年十二月三十一日	5,290,689	450,073	3,512,134	6,425,518	2,071,211	632	193,856

31 綜合現金流量表附註(續)

(d) 年內財務項目變動分析(續)

	股本(包括股份溢價)	可換股債券	銀行及其他貸款	少數股東權益	一名股東、有關連公司及少數股東提供之貸款	融資租賃承擔	應付聯營公司之款項
	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於二○○二年一月一日	5,290,689	450,073	3,512,134	6,425,518	2,071,211	632	193,856
發行普通股	969,537	—	—	—	—	—	—
轉撥往少數股東權益	—	—	—	344	(344)	—	—
贖回可換股債券	—	(249,450)	—	—	249,450	—	—
贖回可換股債券之溢價	—	—	—	—	7,501	—	—
少數股東應佔盈利	—	—	—	170,633	—	—	—
收購/增加於附屬公司之股權	—	—	1,842,991	(1,867,872)	(791,036)	—	—
出售/被視作出售附屬公司	—	—	(217,918)	(548,884)	(258,490)	(42)	—
少數股東應佔資本儲備	—	—	—	(6,485)	—	—	—
支付予少數股東之股息	—	—	—	(108,794)	—	—	—
轉讓固定資產(附註(e))	—	—	—	—	(623,000)	—	—
新借款	—	—	—	501	—	—	—
財務項目之現金流入/(流出)淨額	993	—	1,641,466	—	(309,700)	(246)	(8,694)
二○○二年十二月三十一日	6,261,219	200,623	6,778,673	4,064,961	345,592	344	185,162

(e) 不涉及現金之重大交易

年內,本集團轉讓其若干固定資產予少數股東廣州造紙集團有限公司(「廣州造紙集團」),總代價約為人民幣660,000,000元(約相等於623,000,000港元),並以解除由廣州造紙集團提供之相同款額貸款之方式清償(附註37(a))。

32. 經營租賃承擔

於二○○二年十二月三十一日，集團根據不可撤銷之經營租賃而於未來支付之最低租賃付款總額(主要來自附註37(a)所述之有關連人士交易產生)如下：

	二○○二年		二○○一年	
	土地及樓宇	其他	土地及樓宇	其他
	千港元	千港元	千港元	千港元
第一年內	**19,384**	—	4,890	7,462
第二至第五年內	**64,860**	—	12,361	—
五年後	**241,873**	—	—	—
	326,117	—	17,251	7,462

此外，本集團之經營租賃承擔及租金是按照銷售額釐定。根據該租約無法準確計算應付之未來租金。

本公司於二○○二年十二月三十一日並無任何經營租賃承擔(二○○一年：無)。

33 應收未來最低租金

於二○○二年十二月三十一日，本集團及本公司根據不可註銷租約應收未來最低租金如下：

	集團		公司	
	二○○二年	二○○一年	二○○二年	二○○一年
	千港元	千港元	千港元	千港元
第一年內	**181,614**	69,122	**28**	126
第二至第五年內	**337,542**	91,424	—	—
五年後	**33,827**	29,218	—	—
	552,983	189,764	**28**	126

34 其他承擔

	集團	
	二〇〇二年 千港元	二〇〇一年 千港元
(a) 購置固定資產、收費道路及發展中物業之承擔：		
已簽約但未撥備	**473,073**	703,897
已批准但未簽約	**—**	183,889
	473,073	887,786
(b) 已簽約但未撥備在一間公司餘下權益之資本承擔	**—**	135,561

35 或然負債

	集團		公司	
	二〇〇二年 千港元	二〇〇一年 千港元	二〇〇二年 千港元	二〇〇一年 千港元
(a) 為下列公司之銀行及貸款融資作出擔保				
一附屬公司	**—**	—	**428,138**	1,074,455
一共同控制實體	**35,688**	139,688	**35,688**	139,688
一有關連公司*	**122,500**	—	**122,500**	—
	158,188	139,688	**586,326**	1,214,143

* 越秀企業已提供最多達相同款額之反擔保。

(b) 於二〇〇二年及二〇〇一年十二月三十一日，本集團就一間聯營公司之一名合營夥伴（「合營夥伴」）償還銀行貸款人民幣500,000,000元（相當於約467,000,000港元）及有關利息（統稱「有關貸款」），向銀行抵押其從該聯營公司之24.3%實際權益所產生之收入。

該名合營夥伴已就因該抵押產生之一切負債向本集團提供反彌償保證。此外，越秀企業已向本集團發出彌償保證。根據該項彌償保證，倘若該名合營夥伴向本集團提供之反彌償保證不足以彌補有關貸款，則越秀企業將向銀行清償／支付任何差額。

36 資產抵押

於二○○二年十二月三十一日，本集團及本公司所獲授之若干銀行融資及貸款乃以下列各項作為抵押：

(a) 本集團若干有待發展／發展中物業、持有作出售之物業、其他物業及投資物業作之按揭，賬面總值分別為5,197,000,000港元（二○○一年：406,000,000港元）、187,000,000港元（二○○一年：180,000,000港元）、283,000,000港元（二○○一年：447,000,000港元）及3,541,000,000港元（二○○一年：1,005,000,000港元）；

(b) 物業子集團之若干附屬公司資產之浮動押記；

(c) 本集團於物業子集團之若干附屬公司股權之股份按揭；及

(d) 若干公司間之貸款抵押。

37 有關連人士交易

除賬目所披露者外，其他重大有關連人士交易在本集團於日常業務過程中進行，詳情如下：

	二○○二年 千港元	二○○一年 千港元
收取有關連公司之租金收入	**1,471**	—
支付予一名股東之租金開支	**1,324**	1,332
支付予少數股東之管理費	**8,619**	9,440
向一名股東收購附屬公司（附註2）	**4,544,000**	—
出讓固定資產予少數股東（附註(a)）	**623,000**	—
支付予少數股東之租金及公用設施開支（附註(a)）	**22,425**	—
支付及應付予少數股東之收費公路管理費之固定成本（附註(b)）	**52,284**	58,332
出售共同控制實體之權益予公路開發公司（附註(c)）	**47,800**	—

附註：

(a) 於二○○二年十月十七日，本集團與廣州造紙集團訂立資產轉讓協議，轉讓其若干固定資產（「轉讓資產」）予廣州造紙集團，總代價為人民幣660,000,000元（相當於約623,000,000港元）。同日，本集團與廣州造紙集團訂立租賃協議及電、水、熱供應協議，據此，廣州造紙集團同意出租若干轉讓資產予本集團，為期二十年，月租人民幣1,446,000元（相當於約1,364,000港元），及按若干預定價格供應電、水、熱予本集團，為期二十年。

(b) 本集團之少數股東廣州市公路開發公司（「公路開發公司」）與若干在中國經營收費公路之本集團附屬公司訂立多份定價服務協議，據此，公路開發公司負責廣汕公路、廣深公路、廣從公路第一段及第二段和1909省道，以及廣花公路之日常運作及保養服務，包括收取路費及維修保養，服務費定為各條收費公路每年總路費收入之18%。

(c) 於二○○二年四月十二日，本集團訂立協議，轉讓其於共同控制實體之5%權益予公路開發公司，總代價為人民幣51,100,000元（相當於約47,800,000港元），惟仍須待達成若干條件，此項轉讓方可作實。總代價已以下列方式支付：(1)其中人民幣34,900,000元（相當於約32,600,000港元），以促使轉讓於聯營公司：廣東虎門大橋有限公司合共0.995%實際權益之方式償付，轉讓由二○○二年一月一日起生效；及(2)人民幣16,200,000元（相當於約15,200,000港元）以現金支付。

38 結算日後事項

於二○○三年一月二十三日，本集團訂立買賣協議，出售其於一家共同控制實體：福建越秀邵武製漿造紙有限公司之51%股權，總代價為人民幣63,500,000元（約相等於59,346,000港元）。已作出減值虧損撥備，以撇減上述可變現淨值之賬面值。

39 最終控股公司

董事認為本公司之最終控股公司為在香港註冊成立之公司越秀企業（集團）有限公司。

40 賬目通過

本年度賬目已於二○○三年四月十六日由董事會通過。

主要附屬公司

於二○○二年十二月三十一日，本公司於下列主要附屬公司中持有股份／權益：

附屬公司名稱	註冊成立／成立地點及法定地位	已發行及繳足股本／註冊股本	本公司持有權益應佔之百分比 2002 直接	2002 間接	2001 直接	2001 間接	主要業務
亞通停車場有限公司	香港	10,000股普通股每股1港元	—	**100**	—	100	停車場管理
* 碧秀實業(深圳)有限公司	中國，有限公司	註冊股本7,000,000港元	—	**100**	—	51	物業發展
貴康發展有限公司	香港	2股普通股每股1港元	—	**100**	—	100	物業發展
耀宏投資有限公司	香港	10,000股普通股每股1港元	—	**100**	—	51	投資控股
中孚企業有限公司	香港	不適用	—	—	—	70	投資控股
世紀水泥貿易有限公司	香港	不適用	—	—	—	70	水泥貿易
祥港發展有限公司	香港	10,000股普通股每股1港元	—	**100**	—	51	投資控股
俊英發展有限公司	香港	2股普通股每股1港元	—	**100**	—	100	物業發展
#* China Century Cement International Limited	百慕達	不適用	—	—	100	—	投資控股
# China Century Cement Limited	百慕達	不適用	—	—	—	70	投資控股
中科越秀(香港)信息產業發展有限公司	香港	不適用	—	—	—	46.7	提供資訊科技服務及產品

主要附屬公司(續)

附屬公司名稱	註冊成立／成立地點及法定地位	已發行及繳足股本／註冊股本	本公司持有權益應佔之百分比 2002 直接	2002 間接	2001 直接	2001 間接	主要業務
中科越秀(廣州)信息產業發展有限公司	中國，有限公司	不適用	—	—	—	42	提供資訊科技服務及產品
* 越秀置業(澳門)有限公司	澳門	1股澳門幣198,000元 1股澳門幣2,000元	—	100	—	100	物業發展
* 恒秀物業管理有限公司	澳門	1股澳門幣99,000元 1股澳門幣1,000元	—	100	—	100	物業管理
盈俊投資有限公司	香港	2股普通股每股1港元	—	100	—	100	物業發展
* 大連堅柏房地產開發有限公司	中國，有限公司	註冊股本7,500,000美元	—	100	—	51	物業發展
#* Denney Investments Limited	英屬處女群島	50,000股普通股每股1美元	—	100	—	51	投資控股
Elsburg Limited	香港	10,000股普通股每股1港元	—	100	—	100	物業投資
永佳國際有限公司	香港	10,000股普通股每股1港元	—	100	—	51	投資控股
創名國際有限公司	香港	10,000股普通股每股1港元	—	100	—	51	投資控股
#* 恒信投資有限公司	英屬處女群島	不適用	—	—	100	—	投資控股
#* First-Win Group Limited	英屬處女群島	1股普通股每股1美元	—	100	—	51	投資控股
拓富有限公司	香港	10,000股普通股每股1港元	—	100	—	100	物業投資

主要附屬公司(續)

附屬公司名稱	註冊成立／成立地點及法定地位	已發行及繳足股本／註冊股本	本公司持有權益應佔之百分比 2002 直接	2002 間接	2001 直接	2001 間接	主要業務
港方發展有限公司	香港	500,000股普通股 每股1港元	—	**100**	—	100	物業投資
焯耀投資有限公司	香港	2股普通股 每股1港元	—	**100**	—	51	投資控股
#* Goldtech Worldwide Limited	英屬處女群島	1股普通股 每股1美元	—	**100**	—	51	投資控股
佳統發展有限公司	香港	10,000股普通股 每股1港元	—	**100**	—	51	投資控股
* 廣東粵群混凝土有限公司	中國，有限公司	不適用	—	—	—	63	製造及銷售混凝土
* 廣東粵生混凝土有限公司	中國，有限公司	不適用	—	—	—	63	製造及銷售混凝土
* 廣州市高展城市房產有限公司	中國，有限公司	註冊股本 人民幣 88,315,800元	—	**95**	—	40.8	物業發展
* 廣州市致勝城市房產有限公司	中國，有限公司	註冊股本 人民幣 28,684,800元	—	**95**	—	40.8	物業發展
* 廣州水泥廠	中國，有限公司	不適用	—	—	—	49	製造及銷售水泥
* 廣州市中基城市房產有限公司	中國，有限公司	註冊股本 人民幣 37,236,300元	—	**95**	—	40.8	物業發展
* 廣州市祥港房地產開發有限公司	中國，有限公司	註冊股本 259,670,000港元	—	**100**	—	51	物業發展
* 廣州祥荷房地產開發有限公司	中國，有限公司	註冊股本 5,000,000美元	—	**100**	—	51	物業發展

主要附屬公司(續)

附屬公司名稱	註冊成立／成立地點及法定地位	已發行及繳足股本／註冊股本	本公司持有權益應佔之百分比 2002 直接	2002 間接	2001 直接	2001 間接	主要業務
* 廣州市暢運城市房產有限公司	中國，有限公司	註冊股本 人民幣 15,998,400元	—	95	—	40.8	物業發展
* 廣州市城市建設開發有限公司	中國，有限公司	註冊股本 人民幣 1,631,012,700元	—	95	—	—	物業發展
* 廣州城建開發投資顧問有限公司	中國，有限公司	註冊股本 人民幣 2,145,800元	—	98.13	—	—	物業發展顧問服務
* 廣州城建開發裝飾有限公司	中國，有限公司	註冊股本 人民幣 35,882,800元	—	98.62	—	—	裝飾及設計
* 廣州城建開發景城房地產有限公司	中國，有限公司	註冊股本 人民幣13,712,500元	—	95	—	—	物業發展
* 廣州城建開發物業有限公司	中國，有限公司	註冊股本 人民幣 12,994,800元	—	95	—	—	物業發展及投資
* 廣州城建開發工程監理有限公司	中國，有限公司	註冊股本 人民幣 8,921,500元	—	65	—	—	項目管理
* 廣州城建開發偉城實業有限公司	中國，有限公司	註冊股本 人民幣 955,300元	—	80	—	—	物業投資
* 廣州城建開發興業房地產中介有限公司	中國，有限公司	註冊股本 人民幣 37,520,000元	—	52	—	—	地產代理

主要附屬公司(續)

附屬公司名稱	註冊成立／成立地點及法定地位	已發行及繳足股本／註冊股本	本公司持有權益應佔之百分比 2002 直接	2002 間接	2001 直接	2001 間接	主要業務
#* 城市建設開發集團(中國)有限公司	英屬處女群島	1股普通股每股1美元	100	—	—	—	投資控股
* 廣州市廣運城市房產有限公司	中國，有限公司	註冊股本人民幣28,684,800元	—	95	—	40.8	物業發展
* 廣州市東盛城市房產有限公司	中國，有限公司	註冊股本人民幣12,734,400元	—	95	—	40.8	物業發展
* 廣州市忠勝城市房產有限公司	中國，有限公司	註冊股本人民幣16,231,400元	—	95	—	40.8	物業發展
* 廣州市信盛城市房產有限公司	中國，有限公司	註冊股本人民幣28,552,300元	—	95	—	40.8	物業發展
* 廣州市五羊水泥有限公司	中國，有限公司	不適用	—	—	—	49	製造及銷售生產熟料用之生料
* 廣州宏城汽車服務有限公司	中國，有限公司	註冊股本人民幣2,730,600元	—	81.26	—	—	停車場管理
* 廣州宏城發展有限公司	中國，有限公司	註冊股本人民幣539,578,600元	—	81.26	—	—	物業發展
* 廣州市廣秀城市房產有限公司	中國，有限公司	註冊股本人民幣18,287,700元	—	95	—	40.8	物業發展
* 廣州市安威城市房產有限公司	中國，有限公司	註冊股本人民幣16,386,800元	—	95	—	40.8	物業發展

主要附屬公司(續)

附屬公司名稱	註冊成立／成立地點及法定地位	已發行及繳足股本／註冊股本	本公司持有權益應佔之百分比 2002 直接	2002 間接	2001 直接	2001 間接	主要業務
#* Guangzhou Investment (China Property) Company Limited	英屬處女群島	5,000股普通股 每股1港元	—	100	—	51	投資控股
越秀投資財務有限公司	香港	2股普通股 每股1港元	100	—	100	—	財務服務
#* Guangzhou Investment (HK Property) Company Limited	英屬處女群島	1股普通股 每股1港元	—	100	—	100	投資控股
* 廣州越秀信息科技有限公司	中國，有限公司	不適用	—	—	—	95	投資控股
#* Guangzhou Investment (Macau Property) Company Limited	英屬處女群島	1股普通股 每股1港元	—	100	—	100	投資控股
#* Guangzhou Investment Property Holdings Limited	英屬處女群島	1股普通股 每股1美元	100	—	100	—	投資控股
* 廣州捷雅城房地產開發有限公司	中國，有限公司	註冊股本 92,000,000港元	—	92	—	46.92	物業發展
* 廣州市祺東城市房產有限公司	中國，有限公司	註冊股本 人民幣 14,083,200元	—	95	—	40.8	物業發展
* 廣州市恒勝城市房產有限公司	中國，有限公司	註冊股本 人民幣 28,684,800元	—	95	—	40.8	物業發展
* 廣州市美華城市房產有限公司	中國，有限公司	註冊股本 人民幣 12,853,900元	—	95	—	40.8	物業發展
* 廣州市萬升城市房產有限公司	中國，有限公司	註冊股本 人民幣 28,684,800元	—	95	—	40.8	物業發展

主要附屬公司(續)

附屬公司名稱	註冊成立/成立地點及法定地位	已發行及繳足股本/註冊股本	本公司持有權益應佔之百分比 2002 直接	2002 間接	2001 直接	2001 間接	主要業務
* 廣州市南新公路發展有限公司	中國，有限公司	註冊股本 人民幣 141,463,000元	—	29.60	—	29.33	發展及管理連接廣州及深圳之廣深公路
* 廣州造紙有限公司	中國，有限公司	註冊股本 人民幣 827,590,000元	—	51	—	51	製造及銷售新聞紙與瓦楞紙
* 廣州市峻威城市房產有限公司	中國，有限公司	註冊股本 人民幣 14,448,600元	—	95	—	40.8	物業發展
* 廣州市橋威公路發展有限公司	中國，有限公司	註冊股本 人民幣 12,326,000元	—	37	—	32.63	投資控股
* 廣州市灣華城市房產有限公司	中國，有限公司	註冊股本 人民幣 23,074,600元	—	95	—	40.8	物業發展
* 廣州市誠安城市房產有限公司	中國，有限公司	註冊股本 人民幣 14,083,200元	—	95	—	40.8	物業發展
* 廣州穗橋發展有限公司	中國，有限公司	註冊股本 人民幣 1,000,000元	—	37	—	29.33	投資控股
* 廣州市瑞峰城市房產有限公司	中國，有限公司	註冊股本 人民幣 14,440,300元	—	95	—	40.8	物業發展
* 廣州市盛興城市房產有限公司	中國，有限公司	註冊股本 人民幣 16,254,700元	—	95	—	40.8	物業發展
* 廣州市瑞興城市房產有限公司	中國，有限公司	註冊股本 人民幣 16,254,700元	—	95	—	40.8	物業發展

主要附屬公司(續)

附屬公司名稱	註冊成立／成立地點及法定地位	已發行及繳足股本／註冊股本	本公司持有權益應佔之百分比 2002 直接	2002 間接	2001 直接	2001 間接	主要業務
* 廣州市太和公路發展有限公司	中國，有限公司	註冊股本 人民幣 155,980,000元	—	29.60	—	29.33	發展及管理連接廣州與從化之廣從公路一段
* 廣州市太龍公路發展有限公司	中國，有限公司	註冊股本 人民幣 116,667,000元	—	18.87	—	18.7	開發及管理連接廣州與從化之廣從公路第二段以及連接從化與龍潭之1909省道
* 廣州市聚賢城市房產有限公司	中國，有限公司	註冊股本 人民幣 11,952,000元	—	95	—	40.8	物業發展
* 廣州體育大廈有限公司	中國，有限公司	註冊股本 26,700,000美元	—	100	—	51	物業發展及投資
* 廣州市廣基城市房產有限公司	中國，有限公司	註冊股本 人民幣 11,952,000元	—	95	—	40.8	物業發展
* 廣州市東威城市房產有限公司	中國，有限公司	註冊股本 人民幣 11,952,000元	—	95	—	40.8	物業發展
* 廣州市聯威城市房產有限公司	中國，有限公司	註冊股本 人民幣 19,776,700元	—	95	—	40.8	物業發展

主要附屬公司(續)

附屬公司名稱	註冊成立／成立地點及法定地位	已發行及繳足股本／註冊股本	本公司持有權益應佔之百分比 2002 直接	2002 間接	2001 直接	2001 間接	主要業務
* 廣州市維安公路發展有限公司	中國，有限公司	註冊股本 人民幣 175,750,000元	—	**29.60**	—	29.33	發展及管理連接廣州及汕頭之廣汕公路
* 廣州白馬服裝市場有限公司	中國，有限公司	註冊股本 人民幣 118,873,900元	—	**72.31**	—	—	物業投資
* 廣州市勝基城市房產有限公司	中國，有限公司	註冊股本 人民幣 11,952,000元	—	**95**	—	40.8	物業發展
* 廣州市永華城市房產有限公司	中國，有限公司	註冊股本 人民幣 24,805,500元	—	**95**	—	40.8	物業發展
* 廣州市永力城市房產有限公司	中國，有限公司	註冊股本 人民幣 28,684,800元	—	**95**	—	40.8	物業發展
* 廣州市智領城市房產有限公司	中國，有限公司	註冊股本 人民幣 9,515,600元	—	**95**	—	40.8	物業發展
* 廣州市榮盛城市房產有限公司	中國，有限公司	註冊股本 人民幣 28,684,800元	—	**95**	—	40.8	物業發展
* 廣州市興城實業發展有限公司	中國，有限公司	註冊股本 人民幣 154,612,700元	—	**95**	—	—	物業投資
* 廣州市新廣公路發展有限公司	中國，有限公司	註冊股本 人民幣 143,333,000元	—	**20.35**	—	20.16	發展及管理連接廣州及花都之廣花公路

主要附屬公司(續)

附屬公司名稱	註冊成立／成立地點及法定地位	已發行及繳足股本／註冊股本	本公司持有權益應佔之百分比 2002 直接	2002 間接	2001 直接	2001 間接	主要業務
* 廣州怡城物業管理有限公司	中國，有限公司	註冊股本 人民幣 3,403,700元	—	85.68	—	—	物業管理
* 廣州市益豐城市房產有限公司	中國，有限公司	註冊股本 人民幣 14,083,200元	—	95	—	40.8	物業發展
* 廣州越鵬信息有限公司	中國，有限公司	註冊股本 人民幣 160,000,000元	—	37	—	36.66	投資控股
* 廣州市越秀物業管理有限公司	中國，有限公司	註冊股本 人民幣 1,000,000元	—	60	—	30.6	物業管理
* 廣州市珠江水泥有限公司	中國，有限公司	不適用	—	—	—	49.7	製造及銷售水泥
* 廣州市致威城市房產有限公司	中國，有限公司	註冊股本 人民幣 59,618,800元	—	95	—	40.8	物業發展
#* 越秀交通(控股)有限公司	英屬處女群島	1,848,497,550股普通股每股1港元	—	51	—	51	投資控股
# 越秀交通有限公司	百慕達	1,049,785,530股普通股每股0.1港元	0.57	36.43	0.04	36.62	投資控股
#* Honstar Investments Limited	英屬處女群島	1股普通股每股1美元	—	100	—	51	投資控股
* 湖南越通路橋發展有限公司	中國，有限公司	註冊股本 人民幣 21,000,000元	—	27.75	—	27.5	開發及管理湖南省之湘江二橋
中詠發展有限公司	香港	5,000,000股普通股每股1港元	—	100	—	75.01	投資控股

主要附屬公司(續)

附屬公司名稱	註冊成立／成立地點及法定地位	已發行及繳足股本／註冊股本	本公司持有權益應佔之百分比 2002 直接	2002 間接	2001 直接	2001 間接	主要業務
展升有限公司	香港	2股普通股 每股1港元	**100**	—	100	—	持有物業
展康國際有限公司	香港	10,000股普通股 每股1港元	—	**100**	—	51	投資控股
越宏發展有限公司	香港	2股普通股 每股1港元	—	**100**	—	100	物業投資
# 越成發展有限公司	香港	2股普通股 每股1港元	**100**	—	100	—	物業投資
錦漢投資有限公司	香港	10,000股普通股 每股100港元	—	**100**	—	51	投資控股
#* 橋豐有限公司	英屬處女群島	2股普通股 每股1港元	—	**37**	—	36.66	投資控股
利鴻發展有限公司	香港	10,000股普通股 每股1港元	—	**100**	—	51	投資控股
達欣實業有限公司	香港	不適用	—	—	—	70	投資控股
越進發展有限公司	香港	100股普通股 每股1港元	—	**100**	—	100	物業投資
領滙實業有限公司	香港	不適用	—	—	—	38.5	銷售及製造混凝土
俊盛發展有限公司	香港	2股普通股 每股1港元	—	**100**	—	100	投資控股
維美實業有限公司	香港	10,000股普通股 每股1港元	—	**100**	—	100	投資控股
堅柏發展有限公司	香港	1,000,000股普通股 每股1港元	—	**100**	—	51	投資控股
志登投資有限公司	香港	10,000股普通股 每股1港元	—	**100**	—	100	物業投資
#* 圓桌控股有限公司	英屬處女群島	100股普通股 每股1港元	**100**	—	100	—	投資控股

主要附屬公司(續)

附屬公司名稱	註冊成立／成立地點及法定地位	已發行及繳足股本／註冊股本	本公司持有權益應佔之百分比 2002 直接	2002 間接	2001 直接	2001 間接	主要業務
* 陝西金秀交通有限公司	中國，有限公司	註冊股本人民幣100,000,000元	—	37	—	36.66	開發及管理陝西省之西安至臨潼高速公路
成寶國際有限公司	香港	不適用	—	—	—	38.5	物業投資
俊協發展有限公司	香港	2股普通股每股1港元	—	100	—	100	投資控股
俊雅發展有限公司	香港	100股普通股每股1港元	—	100	—	100	物業投資
駿佳企業有限公司	香港	2股普通股每股1港元	—	37	—	36.66	持有物業
* 高度發展(澳門)有限公司	澳門	1股澳門幣99,000元 1股澳門幣1,000元	—	100	—	100	物業發展
華苑置業有限公司	香港	1,000,000股普通股每股1港元	—	60	—	30.6	投資控股
#* 盛德發展有限公司	英屬處女群島	350,000股普通股每股1港元	—	100	—	51	投資控股
#* 力超發展有限公司	英屬處女群島	10,000股普通股每股1港元	—	100	—	51	投資控股
德旺國際有限公司	香港	10,000股普通股每股1港元	—	100	—	51	投資控股
達康國際有限公司	香港	10,000股普通股每股1港元	—	100	—	51	投資控股
堅興有限公司	香港	100股普通股每股100港元	—	100	—	100	物業投資
華碧發展有限公司	香港	10,000股普通股每股1港元	—	100	—	51	投資控股

主要附屬公司(續)

附屬公司名稱	註冊成立／成立地點及法定地位	已發行及繳足股本／註冊股本	本公司持有權益應佔之百分比 2002 直接	2002 間接	2001 直接	2001 間接	主要業務
粵志水泥有限公司	香港	不適用	—	—	—	38.5	買賣及運輸水泥
越秀混凝土有限公司	香港	不適用	—	—	—	35.7	製造及銷售混凝土
* 越秀投資(中國)有限公司	中國，有限公司	註冊股本人民幣39,015,773.09元	**100**	—	100	—	投資控股
越秀物業代理有限公司	香港	2股普通股每股1港元	—	**100**	—	100	物業代理服務
越秀物業顧問有限公司	香港	100股普通股每股1港元 500,000股無投票權遞延股每股1港元	—	**100**	—	100	物業管理顧問服務
越秀物業管理有限公司	香港	10,000股普通股每股1港元	—	**100**	—	100	樓宇管理服務
* 廣州城建開發南沙房地產有限公司	中國，有限公司	註冊股本人民幣8,000,000元	—	**95**	—	—	物業發展

董事認為，上表所包括之本公司之附屬公司，對本集團是年度業績有重大影響或構成資產淨值之主要部份。而倘提供其他附屬公司之詳情，董事認為則會使資料過於冗長。

* 非由羅兵咸永道會計師事務所審核之附屬公司。

\# 主要在香港而非在其各自之註冊／成立地點經營之公司，惟於新加坡經營業務之越成發展有限公司除外。

主要共同控制實體

於二○○二年十二月三十一日，本集團有下列之主要共同控制實體：

共同控制實體名稱	成立地點	實際間接擁有權益／投票權／利潤分成應佔之百分比 2002	2001	主要業務
福建越秀邵武製漿造紙有限公司	中國	**51**	51	製造及銷售紙張
		54.55	54.55	
		51	51	
廣東新時代房地產有限公司	中國	**45**	22.95	物業發展
		33.33	33.33	
		44	22.44	
廣州市祥發房地產有限公司	中國	**75**	56.26	物業發展
		55.56	55.56	
		75	56.26	
廣州市五羊一通誠運業有限公司	中國	—	23.47	運輸服務
		—	42.86	
		—	23.47	
廣州市北二環高速公路有限公司	中國	**17.02**	18.70	開發及管理廣州之廣州市北二環高速公路
		50	50	
		17.02	18.70	
廣州南方房產實業有限公司	中國	**30**	15.3	物業發展及管理
		28.57	28.57	
		30	15.3	
廣州市花都水泥有限公司	中國	—	35	製造及銷售水泥
		—	50	
		—	35	
唐山啟新水泥有限公司	中國	—	51	製造及銷售水泥
		—	55.56	
		—	51	
舟山鑫源房地產開發有限公司	中國	**38**	19.38	物業發展
		33.33	33.33	
		38	19.38	

所有共同控制實體並非由羅兵咸永道會計師事務所審核。

主要聯營公司

於二○○二年十二月三十一日，本集團於下列主要聯營公司中持有股份/權益：

聯營公司名稱	註冊成立／成立地點	實際持股百分比		主要業務
		2002	2001	
新致利建業有限公司	澳門	**25**	25	投資控股
國泰投資發展有限公司	澳門	**50**	50	物業發展
廣東虎門大橋有限公司	中國	**9.25**	8.80	發展及管理虎門之虎門大橋
廣東清連公路發展有限公司	中國	**8.73**	5.72	開發及管理連接清遠與連州之107國道
廣東汕頭海灣大橋有限公司	中國	**11.10**	—	開發及管理汕頭之海灣大橋
廣州捷興房地產開發有限公司	中國	**26.67**	13.60	物業發展
廣州金鵬集團有限公司	中國	**—**	36.84	移動通訊設備製造及整合
廣州北環高速公路有限公司	中國	**8.99**	8.91	開發及管理廣州之廣州市北環高速公路
廣州新越房地產開發有限公司	中國	**28.20**	14.38	物業發展
海南華城房產開發有限公司	中國	**31.20**	15.91	物業發展
方正水泥有限公司	香港	**—**	49	投資控股
Well Force Properties Ltd.	英屬處女群島	**26.67**	13.60	投資控股

上列聯營公司並非由羅兵咸永道會計師事務所審核。

股東週年大會通告

茲通告本公司謹訂於二○○三年六月十八日星期三上午十時正假座香港北角渣華道六十七至七十五號粵華酒店一樓舉行股東週年大會，藉以處理下列事項：

1. 省覽截至二○○二年十二月三十一日止年度之經審核賬目、董事會及核數師之報告。

2. 選舉董事並授權董事會釐定董事酬金。

3. 重聘核數師並授權董事會釐定其酬金。

4. 作為特別事項，考慮及酌情通過下列決議案為普通決議案：

A.「動議

(a) 在下文(b)分段之規限下，一般性及無條件批准本公司董事會於有關期間內行使本公司一切權力，於香港聯合交易所有限公司(「聯交所」)或本公司之證券上市所在並經由證券及期貨事務監察委員會及聯交所就此確認之其他證券交易所，按照適用法例及不時予以修訂之聯交所證券上市規則(「上市規則」)或任何其他證券交易所之規定並在其規限下，購回其股份；

(b) 根據上文(a)分段之批准，本公司購回之本公司股份面值總額不得超過於本決議案通過日期本公司已發行股本面值總額10%，而該項批准亦須受此限制；及

(c) 就本決議案而言，「有關期間」指由本決議案通過之日期至下列三者中之最早日期止之期間：

(i) 本公司下屆股東週年大會散會；

(ii) 按本公司之公司組織章程細則或香港任何適用法例規定本公司須召開下屆股東週年大會之期限屆滿時；及

(iii) 本決議案所授予之權力經本公司股東於股東大會上以普通決議案予以撤銷或更改。」

B. 「動議

(a) 在下文(c)分段之規限下及根據公司條例第57B條，一般性及無條件批准本公司董事會於有關期間內行使本公司一切權力以配發、發行及處理本公司股本中之額外股份，並在或需行使此等權力之情況下作出或授出售股建議、協議及購股權；

(b) 上文(a)分段之批准將授權本公司董事會於有關期間內作出或授出將須要或可能須要在有關期間結束後行使該等權力之建議、協議及購股權；

(c) 本公司董事會根據(a)分段之批准而配發或同意有條件或無條件配發（不論是否根據購股權或其他原因而配發者）之股本面值總額，除根據(i)供股；(ii)可轉換為本公司之股份之任何證券附有之換股權獲行使；(iii)現時已採納之任何購股權計劃或類似安排以授出或發行予本公司及/或其任何附屬公司之行政人員及/或僱員之股份或可購買本公司股份之權利；或(iv)根據本公司之公司組織章程細則以任何以股代息或類似安排藉配發股份以代替本公司股份之全部或部份股息外，不得超過本決議案通過日期本公司已發行股本面值總額20%，該項批准亦須受此限制；及

(d) 就本決議案而言，「有關期間」指由本決議案通過之日期至下列三者中之最早日期止之期間：

(i) 本公司下屆股東週年大會散會；

(ii) 按本公司之公司組織章程細則或香港任何適用法例規定本公司須召開下屆股東週年大會之期限屆滿時；及

(iii) 本決議案所授予之權力經本公司股東於股東大會上以普通決議案予以撤銷或更改；及

「供股」乃指本公司董事會於訂定之期間向於指定記錄日期名列股東名冊之股份持有人按彼等當時之持股比例提呈發售本公司股份之建議（惟本公司董事會有權就零碎股權或根據任何香港以外地區之法律限制或責任或任何認可監管機關或任何證券交易所之規定而作出其認為必要或權宜之豁免或其他安排）。」

C. 「動議

待上文A及B分段之各項決議案獲通過後，本公司根據上文A分段購回本公司股本中之股份面值總額，應加入本公司董事會根據及按照上文B分段批准行使之一般授權而可配發或同意有條件或無條件配發之本公司股本面值總額之內。」

承董事會命
公司秘書
黃之強

香港，二〇〇三年四月十六日

附註：

1. 本公司將由二〇〇三年六月十二日星期四至二〇〇三年六月十八日星期三（首尾兩天包括在內）期間暫停辦理本公司股份過戶登記手續，以確定有權在上述通告召開之會議上投票之股東。如欲享有投票權，所有本公司股份的過戶文件連同有關股票，必須於二〇〇三年六月十一日星期三下午四時三十分前送達香港灣仔告士打道56號東亞銀行港灣中心地下本公司的股份過戶登記處雅柏勤證券登記有限公司，辦理過戶登記手續。

2. 凡有權出席根據上述通告而召開之大會及於大會上投票之股東，均有權委派一位或多位代表出席，並代其投票。受委代表毋須為本公司股東。

3. 代表委任表格連同經簽署之授權書或其他授權文件（如有）或經由公證人簽署證明之該等授權書或授權文件副本，必須於大會或其續會之指定舉行時間48小時前送達香港灣仔告士打道56號東亞銀行港灣中心地下本公司之股份過戶登記處雅柏勤證券登記有限公司，方為有效。

4. 在於二〇〇二年六月二十六日舉行之本公司股東週年大會，通過普通決議案分別授予本公司董事會一般授權以便於聯交所購回本公司之股份，以及配發、發行及以其他方式處理本公司股本中之額外股份。根據公司條例及上市規則之條款，該等一般授權除非於二〇〇三年度之股東週年大會上獲重新授予，否則將於該大會結束時失效。上述通告第4A及4B項之普通決議案重新授予該等一般授權。

5. 有關上述通告第4A及4B項之普通決議案，本公司董事會謹此聲明彼等暫時無意購回任何現有股份或發行任何本公司之新股。現正根據公司條例及上市規則向本公司股東尋求批准一般授權。

董事會

執行董事

區秉昌 *(董事長)*
謝樹文
陳光松
李　飛
梁凝光
肖博彥
梁　毅
羅國慶
尹　輝
黃之強
甄玉鳳

獨立非執行董事及
審核委員會成員

余立發
李家麟

公司秘書

黃之強

核數師

羅兵咸永道會計師事務所
香港執業會計師

主要往來銀行

中國銀行(香港)有限公司
香港上海滙豐銀行有限公司

公司資料查閱網址

http://www.gzinvestment.com.hk
http://www.hkex.com.hk

註冊辦事處

香港灣仔
駱克道160-174號
越秀大廈
24樓

股份過戶登記處

雅柏勤證券登記有限公司
香港
灣仔告士打道56號
東亞銀行港灣中心地下

股份上市

本公司之股份於香港聯合交易所有限公司及
新加坡證券交易所上市

股票編號為：
香港聯合交易所有限公司－123
路透社－123.HK
彭博資訊－123 HK

股東關係

如欲進一步查詢越秀投資有限公司的資料，請聯絡：
麥文莉
電話：(852) 2116 8022
傳真：(852) 2598 7688
電郵：contact@gzinvestment.com.hk

美國預託證券託管銀行

紐約銀行
美國預託證券
620 Avenue of the Americas, 6th Floor
New York, NY 10011, USA
電話：(646) 885 3218
傳真：(646) 885 3043

廣州房地產投資組合的分析

收購前	收購後
*(1,710,000 平方米)	*(8,950,000 平方米)

以發展階段劃分



- 1% 持有作投資的物業權益
- 12% 持有作出售的物業權益
- 20% 持有作發展中的物業權益
- 67% 持有作日後發展的物業權益



- 4% 持有作投資的物業權益
- 4% 持有作出售的物業權益
- 16% 持有作發展中的物業權益
- 76% 持有作日後發展的物業權益

以土地用途劃分



- 18% 寫字樓
- 7% 停車場
- 12% 商店
- 59% 住宅
- 4% 其他



- 7% 寫字樓
- 3% 停車場
- 8% 商店
- 80% 住宅
- 2% 其他

以地區劃分



- 41% 海珠
- 27% 天河／東山
- 25% 越秀
- 6% 白雲
- 2% 廣州及中國其他地區



- 13% 海珠
- 18% 天河／東山
- 5% 越秀
- 5% 白雲
- 55% 南沙
- 3% 從化
- 1% 廣州及中國其他地區

* 應佔樓面面積

廣州市主要房地產項目名單：二○○二年內出售

項目	用途	可供 出售面積 (平方米)	應佔權益 (%)	地點
岭南花園 廣州市西槎路以西同嘉路	住宅	37,000	95.0	白雲
江南新苑第一期 廣州海珠區新港西路40號	住宅	24,000	95.0	海珠
漾晴居 廣州天河區珠江新城 E-1-4號	住宅	11,000	95.0	天河
天俊閣 廣州市體育東路和 天河路交界	住宅	10,500	95.0	天河
花城苑及宏城花園 廣州東山區二沙島	住宅	9,600	95.0	東山
金亞花園 廣州東山區二沙島	住宅	7,500	95.0	東山
文德雅軒 廣州東山區德政中路	住宅	16,166	95.0	東山
聚雅苑 廣州海珠區濱江路	住宅	4,500	95.0	海珠
逸泉山莊 廣州從化	住宅	22,000	95.0	從化
星匯園 廣州天河區珠江新城 E2-1及E2-2號	住宅	42,000	80.0	天河
翠城花園第二期 廣州海珠區 工業大道莊頭住宅區	住宅	10,000	76.5	海珠
潤匯大廈 廣州海珠區江南西路與 紫山大街交匯處	住宅	15,000	80.0	海珠
南沙海濱別墅 南沙	住宅	28,600	95.0	南沙

廣州市主要房地產項目名單：二〇〇三年內出租

項目	用途	可供出租面積（平方米）	應佔權益（%）	地點
祥康商貿大廈 廣州白雲區三元里	寫字樓／ 商舖	12,087 16,171	100.0	白雲
廣園文化中心 廣州白雲區景泰直街33號	商舖／ 停車場	17,893 11,900	75.0	白雲
南豐商場 江南新村第一期 F1, F2, G1, G2, H1, H4 廣州海珠區江南大道中148號	商舖	6,030	95.0	海珠
城建大廈 廣州天河區體育西路189號	商舖／ 寫字樓／ 停車場	18,129 37,882 12,500	95.0	天河
宏發大廈 廣州天河區	商業／ 寫字樓／ 停車場	3,953 13,834 14,999	81.3	天河
白馬商貿大廈 廣州越秀區站南路16號	商舖／ 停車場	49,365 6,255	72.3	越秀
廣州體育大廈及錦漢大廈 廣州越秀區流花路119號	寫字樓	40,000	100.0	越秀
麓湖綜合樓 廣州東山區麓湖麓景路123號	商舖	4,107	95.0	東山
宏城商場 廣州天河區	商舖	49,594	95.0	天河
江南新苑第三期地盤 廣州海珠區新港西路40號	商舖	30,319	95.0	海珠
天河南住13-3,4天暉閣商場 廣州天河區	商舖	6,031	95.0	天河
天河北住6-1,2南岡海鮮城 廣州天河區	商舖	4,460	95.0	天河
廣州美國人國際學校 廣州二沙島	商業	6,190	95.0	東山

廣州市主要房地產項目名單：發展中

項目	用途	總樓面面積（平方米）	應佔權益（%）	地點
天河火車東站商業廣場 廣州天河區	商舖／停車場	74,000	80.0	天河
地下鐵路地塊編號RJ-1 廣州越秀區中山路 與解放北路交界	住宅	44,178	92.0	越秀
同德花園 廣州白雲區	住宅	105,373	95.0	白雲
商旅二區 廣州天河區	寫字樓／ 商舖／ 停車場	89,163 31,208 28,906	95.0	天河
江南新苑發展用地 廣州海珠區 新港西路40號	住宅	299,163	95.0	海珠
財富廣場 廣州天河區 體育東路116-118號	寫字樓／ 停車場	69,431 8,645	95.0	天河
逸泉山莊地塊 廣州從化	住宅	294,820	95.0	從化

廣州市主要房地產項目名單：日後發展

項目	用途	總樓面面積（平方米）	應佔權益（%）	地點
宏城商場發展用地 廣州天河區 商旅一區	商業	290,000	95.0	天河
商旅七區 廣州天河	住宅	63,600	95.0	天河
薈雅苑12-1區 廣州天河區	寫字樓	100,000	81.3	天河
薈雅苑12-5號 廣州天河區	酒店	80,000	95.0	天河
南沙經濟技術開發區 廣隆管理區發展用地 廣州番禺區南沙	住宅	5,119,170	95.0	南沙
新時代廣場 建設三馬路11號	住宅	15,500	44.0	東山
錦城花園第三期 廣州東山區 東風東路858號	寫字樓	55,082	28.2	東山
赤崗橋西區1、2、3、4、5號 廣州東山區	住宅	75,536	80.0	東山
江南新村第四期1、4區 廣州海珠區	住宅	105,800	80.0	海珠
翠城花園第三期 廣州海珠區工業大道 莊頭住宅區	住宅／商舖	550,895	76.5	海珠
珠江新城E-3-1號 廣州天河區	住宅／商舖	145,777	80.0	天河
越秀大廈 廣州越秀區 東風中路與 小北路東北交界	商業／ 寫字樓	20,437 60,567	75.0	越秀
廣州體育大廈 廣州越秀區流花路119號	寫字樓	164,000	100.0	越秀

廣州市區主要房地產項目位置分佈圖



白雲區
祥康商貿大廈*
岭南花園
廣園文化中心*
越秀區
白馬商貿大廈*
廣州體育大廈*
東山區／二沙島
花城苑
金亞花園
宏城花園
麓湖綜合樓*
文德雅軒
天河區
星匯園
漾晴居
天俊閣
城建大廈*
宏發大廈*
海珠區
潤匯大廈
聚雅苑
翠城花園
江南新苑
南豐商場*

* 出租物業

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.



越秀投資有限公司

GUANGZHOU INVESTMENT COMPANY LIMITED

(incorporated in Hong Kong with limited liability)

Executive Directors
Ou Bingchang *(Chairman)*
Xie Shuwen
Chen Guangsong
Li Fei
Liang Ningguang
Xiao Boyan
Liang Yi
Luo Guoqing
Yin Hui
Wong Chi Keung
Yan Yuk Fung

Independent non-executive Directors
Yu Lup Fat, Joseph
Lee Ka Lun

Registered Office:
24th Floor
Yue Xiu Building
160-174 Lockhart Road
Wanchai
Hong Kong

30th April 2003

To the shareholders

Dear Sir or Madam,

EXPLANATORY STATEMENT

INTRODUCTION

This is the explanatory statement required to be sent to shareholders of the Company under the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") in connection with the ordinary resolution set out in item 4A of the notice of the Annual General Meeting dated 16th April 2003 for the approval of the renewal of the general mandate to the directors of the Company (the "Directors") for repurchase of fully-paid shares

(the "Shares") of the Company (the "Repurchase Mandate") to be proposed at the forthcoming Annual General Meeting of the Company to be held at 1st Floor, South China Hotel, 67-75 Java Road, North Point, Hong Kong on 18th June 2003. This document also constitutes the memorandum required under section 49BA(3)(b) of the Companies Ordinance.

EXERCISE OF THE REPURCHASE MANDATE

Whilst the Directors do not presently intend to repurchase any Shares, they believe that the flexibility afforded by the proposed Repurchase Mandate would be beneficial to the Company.

It is proposed that up to 10 per cent of the aggregate Shares in issue at the date of the passing of the resolution to approve the general mandate. As at 25th April 2003, the latest practicable date for determining such figures (the "Latest Practicable Date"), 6,118,102,222 Shares were in issue. On the basis of such figures the Directors would be authorised to repurchase up to approximately 611,810,222 Shares during the period up to the next annual general meeting of the Company in 2004 or the expiration of the period within which the next annual general meeting of the Company is required by law to be held or the revocation or variation of the Repurchase Mandate by an ordinary resolution of the shareholders of the Company in general meeting of the Company, whichever occurs first.

REASONS FOR REPURCHASES

Repurchases of Shares will only be made when the Directors believe that such a repurchase will benefit the Company and its shareholders. Such repurchases may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net value of the Company and its assets and/or its earnings per Share.

FUNDING OF REPURCHASES

Repurchases pursuant to the Repurchase Mandate would be financed entirely from the Company's available cash flow or working capital facilities. Any repurchases will be made out of funds of the Company legally permitted to be utilised in this connection in accordance with its memorandum and articles of association and the laws of Hong Kong, including profits otherwise available for distribution. Under the Companies Ordinance, a company's profits available for distribution are its accumulated, realised profits, so far as not previously utilised by distribution or capitalisation, less its accumulated, realised losses, so far as not previously written off in a reduction or reorganisation of capital duly made.

EFFECT OF ANY REPURCHASES

There might be a material adverse impact on the working capital, or gearing position of the Company (as compared with the position disclosed in its most recent published audited accounts for the year ended 31st December 2002) in the event that the Repurchase Mandate is exercised in full. However, the Directors do not propose to exercise the Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

DISCLOSURE OF INTERESTS

None of the Directors, and to the best of their knowledge, having made all reasonable enquiries, none of their associates, have any present intention, if the Repurchase Mandate is exercised, to sell any Shares to the Company.

No connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company, or have undertaken not to do so, if the Repurchase Mandate is granted.

DIRECTORS' UNDERTAKING

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the Repurchase Mandate in accordance with the Listing Rules and the applicable laws of Hong Kong.

SHARE REPURCHASE MADE BY THE COMPANY

No repurchase of Shares has been made by the Company during the last six months (whether on the Stock Exchange or otherwise).

TAKEOVER CODE CONSEQUENCES

If as a result of a repurchase of Shares a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of the Hong Kong Code on Takeovers and Mergers ("Takeover Code"). As a result, a shareholder, or group of shareholders acting in concert, depending on the level of increase of the shareholder's interest, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeover Code. As at the Latest Practicable Date, Yue Xiu Enterprises (Holdings) Limited owned approximately 63 per cent of the existing issued share capital of the Company. It is considered that, in such circumstances, an obligation to make a mandatory offer even if the Repurchase Mandate is exercised in full is unlikely to arise.

MARKET PRICES

The highest and lowest traded prices for the Shares on the Stock Exchange during each of the previous twelve months before the printing of this document were as follows:

	Traded Market Price for Shares	
	Highest	**Lowest**
	HK$	*HK$*
2002		
April	0.690	0.610
May	0.690	0.630
June	0.660	0.580
July	0.600	0.485
August	0.550	0.490
September	0.500	0.395
October	0.480	0.370
November	0.465	0.440
December	0.510	0.455
2003		
January	0.550	0.480
February	0.540	0.500
March	0.510	0.470

Yours faithfully,
Ou Bingchang
Chairman



越秀投資有限公司

GUANGZHOU INVESTMENT COMPANY LIMITED

(incorporated in Hong Kong with limited liability)

Proxy Form for Annual General Meeting

I/We [1] ____

of ____

being the registered holder(s) of [2] ____________________ shares of $0.10 each in the capital of GUANGZHOU INVESTMENT COMPANY LIMITED (the "Company") hereby appoint[3] the Chairman of the meeting or ____

of ____

as my/our proxy to attend and vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held on 18th June 2003 at 10:00 a.m. and at any adjournment thereof on the undermentioned resolutions as indicated.

		FOR[4]	AGAINST [4]
1.	To adopt the audited accounts for the year ended 31st December 2002 and the reports of the directors and auditors thereon		
2.	(i) To re-elect Mr Ou Bingchang as director		
	(ii) To re-elect Mr Xiao Boyan as director		
	(iii) To re-elect Mr Liang Yi as director		
	(iv) To re-elect Mr Wong Chi Keung as director		
	(v) To re-elect Mr Yu Lup Fat Joseph as director		
	(vi) To re-elect Mr Lee Ka Lun as director		
	(vii) To authorise the board to fix directors' remuneration		
3.	To re-appoint PricewaterhouseCoopers as auditors of the Company and to authorise the board to fix their remuneration		
4.	A. To give a general mandate to the directors to repurchase shares of the Company		
	B. To give a general mandate to the directors to issue and deal with additional shares in the Company		
	C. To include the nominal amount of the shares repurchased by the Company to the mandate granted to the directors under Resolution 4B		

Dated this ____________ day of ____________ 2003 Signature(s) ______________________

Notes:

1. Full name(s) and address(es) to be inserted in BLOCK CAPITALS.

2. Please insert the number of shares of the Company to which the proxy relates registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares of the Company registered in your name(s).

3. If any proxy other than the Chairman of the meeting is preferred, strike out the words "the Chairman of the meeting" herein inserted and insert the name and address of the proxy desired in the space provided. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.

4. IMPORTANT: IF YOU WISH TO VOTE FOR A RESOLUTION, TICK IN THE BOX MARKED "FOR" the relevant resolution. IF YOU WISH TO VOTE AGAINST A RESOLUTION, TICK IN THE BOX MARKED "AGAINST" the relevant resolution. Failure to tick either box will entitle your proxy to cast your vote at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the said meeting other than those referred to in the notice convening the meeting.

5. To be valid, this form of proxy together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of such authority, must be deposited with the Company's Share Registrar, Abacus Share Registrars Limited at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for the holding of the meeting or adjourned meeting thereof.

6. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer or attorney duly authorised.

7. In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s), and for this purpose seniority will be determined by the order in which the names stand in the register of members.

8. The proxy need not be a member of the Company but must attend the meeting in person to represent you.

閣下對本通函或將採取之行動**如有疑問**，應諮詢股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。



越秀投資有限公司
GUANGZHOU INVESTMENT COMPANY LIMITED
(於香港註冊成立之有限公司)

執行董事
區秉昌(董事長)
謝樹文
陳光松
李　飛
梁凝光
肖博彥
梁　毅
羅國慶
尹　輝
黃之強
甄玉鳳

獨立非執行董事
余立發
李家麟

註冊辦事處：
香港
灣仔
駱克道160-174號
越秀大廈
24樓

敬啓者：

說明函件

緒言

此說明函件乃根據香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)之規定，就日期為二〇〇三年四月十六日之股東週年大會通告第4A項所載將予提呈於二〇〇三年六月十八日假座香港北角渣華道六十七至七十五號粵華酒店一樓舉行之本公司股東週

年大會以批准延續本公司董事(「董事」)購回本公司已繳足股份(「股份」)之一般授權(「購回授權」)之普通決議案而寄發予各股東。本文件亦構成公司條例第49BA(3)(b)條所規定之備忘錄。

購回授權之行使

儘管董事現時無意購回任何股份，惟彼等相信建議進行之購回授權所帶來之靈活性將對本公司有利。

現建議可購回本公司股份之數目，最多可達於一般性授權決議案通過當日本公司已發行股份總額之10%。於二○○三年四月二十五日，即確定該等數目之最後實際可行日期(「最後實際可行日期」)，本公司已發行6,118,102,222股股份。按該等數目計算，董事將獲授權於截至二○○四年本公司下屆股東週年大會或法律規定舉行下次本公司股東週年大會之期限屆滿或本公司股東在本公司股東大會上以通過普通決議案之方式撤銷或修改購回授權(以最早發生者為準)前之期間內，可購回最多達611,810,222股股份。

購回股份之理由

本公司僅會在董事認為購回股份將有利於本公司及其股東之情況下進行購回事宜。視乎當時之市場情況及資金安排，該等購回事宜可能導致增加本公司及其資產之淨值及/或每股盈利。

用以購回股份之資金

根據購回授權而購回股份之資金將會全部由本公司之可動用流動現金或營運資金中撥付。根據其公司組織章程大綱及細則與香港法律，任何購回股份所需之資金將由本公司於法律上許可用作有關用途之資金中撥付，包括可供分派之溢利。根據公司條例，可供分派之公司溢利為之前尚未用作分派或資金股本化之累積已變現溢利，減去之前尚未因削減或重整資本而撤銷之累積已變現虧損。

任何購回股份之影響

若購回授權全面付諸實行，將可能會對本公司之營運資金或資本負債情況(與本公司最近期公佈截至二○○二年十二月三十一日止年度經審核之賬目內披露之財政狀況比較而言)造成重大不利影響。然而，董事並不擬行使該購回授權，若在當時情況下，董事認為對本公司之營運資金需求或董事不時認為適合本公司之資本負債水平會造成任何重大不利影響。

權益之披露

目前並無任何董事或(就彼等作出一切合理查詢後所知)彼等之聯繫人士，倘行使該項購回授權時，擬將任何股份售予本公司。

目前並無任何本公司之關連人士(按上市規則之定義)曾知會本公司，倘獲授該項購回授權時，彼等擬將本公司之股份售予本公司，或已承諾不會將其持有之股份售予本公司。

董事之承諾

董事已向聯交所作出承諾，在適用之情況下，彼等將按上市規則及適用之香港法例行使購回授權。

本公司進行之股份購回

於過去六個月內，本公司概無購回任何股份(不論是否於聯交所或其他證券交易所進行)。

收購守則之後果

倘購回股份後，某位股東所佔本公司投票權之權益比例有所增加，該項增加將按香港公司收購及合併守則(「收購守則」)被視為一項收購事項。為此，一名股東或一組一致行動之股東可能取得或鞏固其於本公司之控制權(視乎股東權益增加之幅度而定)，因而須根據收購守則第26條作出強制性收購行動。於最後實際可行日期，越秀企業(集團)有限公司擁有本公司現有已發行股本約63%，在此情況下，倘購回授權全面付諸實行，作出強制性收購行動不大可能發生。

市價

本公司股份於本文件付印前之十二個月內在聯交所進行買賣之最高及最低價如下：

	股份成交市價	
	最高 港元	最低 港元
二○○二年		
四月	0.690	0.610
五月	0.690	0.630
六月	0.660	0.580
七月	0.600	0.485
八月	0.550	0.490
九月	0.500	0.395
十月	0.480	0.370
十一月	0.465	0.440
十二月	0.510	0.455
二○○三年		
一月	0.550	0.480
二月	0.540	0.500
三月	0.510	0.470

此致

列位股東　台照

董事長
區秉昌
謹啟

二○○三年四月三十日



越秀投資有限公司
GUANGZHOU INVESTMENT COMPANY LIMITED
（於香港註冊成立之有限公司）

股東週年大會之代表委任表格

本人／吾等[附註1] ____

地址為____

乃越秀投資有限公司（「本公司」）股本中每股面值0.10元之股份[附註2] ____________________股之登記持有人，

茲委任[附註3]大會主席或____

地址為____

為本人／吾等之代表，代表本人／吾等出席本公司於二〇〇三年六月十八日上午十時正召開之股東週年大會及其續會，並按下列指示就各項決議案投票：

		贊成[附註4]	反對[附註4]
1.	審閱截至二〇〇二年十二月三十一日止年度之經審核帳目、董事會報告及核數師報告		
2.	(i) 選舉區秉昌先生連任董事		
	(ii) 選舉肖博彥先生連任董事		
	(iii) 選舉梁毅先生連任董事		
	(iv) 選舉黃之強先生連任董事		
	(v) 選舉余立發先生連任董事		
	(vi) 選舉李家麟先生連任董事		
	(vii) 授權董事會釐定董事酬金		
3.	重新委聘羅兵咸永道會計師事務所為本公司之核數師，並授權董事會釐定其酬金		
4.	A. 授予董事一般性授權購回本公司股份		
	B. 授予董事一般性授權發行及處理本公司額外股份		
	C. 本公司購回之股份面值包括在第4B項決議案授予董事之授權內		

日期：二〇〇三年__________月__________日　　　　簽署：______________________

附註：

1. 請用**正楷**填上全名及地址。

2. 請填上以代表委任表格所代表以 閣下名義登記之本公司股份數目。如不填上股份數目，則本代表委任表格將被視為代表以 閣下名義登記之所有本公司股份。

3. 如委任大會主席以外之人士為代表，請將「大會主席」字樣刪去，並在空欄內填上擬委任之代表姓名及地址。**本代表委任表格之任何更改，均須由簽署人簡簽示可。**

4. **注意：　閣下如欲投票贊成決議案，請在有關決議案之「贊成」欄內填上「✓」號，如欲投票反對決議案，則請在有關決議案之「反對」欄內填上「✓」號。**如不在任何一欄內填上「✓」號，則 閣下之代表可酌情決定投票。除大會通告所載決議案外，　閣下之代表亦有權就大會正式提出之任何決議案自行酌情投票。

5. 本代表委任表格連同經簽署之授權書或其他授權文件（如有）或經由公證人簽署證明之該等授權書或授權文件副本，須於該大會（或其續會）指定舉行時間四十八小時前送達香港灣仔告士打道56號東亞銀行港灣中心地下本公司之股份過戶登記處雅柏勤證券登記有限公司，方為有效。

6. 本代表委任表格須由 閣下或 閣下之正式書面授權人簽署，如股東為公司，則須加蓋公司印鑑或經由主管人員或正式授權人親筆簽署。

7. 聯名持有人方面，如排名首位之持有人投票，不論其為親自或委派代表投票，則其他聯名持有人概不得投票。排名先後乃根據公司股東名冊內有關聯名持有人之排名次序而定。

8. 受委代表毋須為本公司股東，惟須親身出席會議以代表 閣下。

FORM 1

Monthly Return On Movement of Listed Equity Securities
For the month ended 31st January 2003

To : The Listing Division of The Stock Exchange of Hong Kong Limited
CC : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Guangzhou Investment Company Limited
(Name of Company)

Wong Chi Keung — Tel No. : 2116 8020
(Name of Responsible Official)

Date : 5th February 2003

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

✓ 1. Ordinary shares :
2. Preference shares :
3. Other classes of shares : please specify : ______
4. Warrants : please specify : ______

(B) Movement in Authorised Share Capital :

	No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	10,000,000,000	0.10	1,000,000,000
Increase/(Decrease) (EGM approval date) :	N/A	N/A	N/A
Balance at close of the month	10,000,000,000	0.10	1,000,000,000

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month	6,118,102,222	N/A	
Increase/(Decrease) during the month	0		
Balance at close of the month	6,118,102,222		

(D) Details of Movement :

** please delete and insert "N/A" wherever inapplicable*

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	ISSUE OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS * Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. Employee Share Option Scheme Exercise price : HK$ 0.3936	70,000,000	0	0	0	70,000,000	
2. Employee Share Option Scheme Exercise price : HK$ 0.5008	50,254,000	0	0	0	50,254,000	0
WARRANTS * Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ____ Subscription price : HK$ ____ 2. ____ Subscription price : HK$ ____	N/A					
CONVERTIBLES * Class	Units	Converted (Units)			Units	
Convertible Bonds due 2003 (not listed on any stock exchange) Conversion price : HK$ 0.6168	HK$200,622,800	0			HK$200,622,800	
OTHER ISSUES OF SHARES *						
Rights Issue	Price : N/A	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price :	Issue and allotment Date :				
Others (please specify)	Price :	Issue and allotment Date :				
	Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month					0

Remarks : ______________________

Authorised Signatory :



Name : Wong Chi Keung
Title : Executive Director & Company Secretary

Note :
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

FORM 1

Monthly Return On Movement of Listed Equity Securities
For the month ended 28th February 2003

To : The Listing Division of The Stock Exchange of Hong Kong Limited
CC : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Guangzhou Investment Company Limited
(Name of Company)

Wong Chi Keung — Tel No. : 2116 8020
(Name of Responsible Official)

Date : 3rd March 2003

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

✓ 1. Ordinary shares :
2. Preference shares :
3. Other classes of shares : please specify : ________
4. Warrants : please specify : ________

(B) Movement in Authorised Share Capital :

	No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	10,000,000,000	0.10	1,000,000,000
Increase/(Decrease) (EGM approval date) :	N/A	N/A	N/A
Balance at close of the month	10,000,000,000	0.10	1,000,000,000

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month	6,118,102,222	N/A	
Increase/(Decrease) during the month	0		
Balance at close of the month	6,118,102,222		

(D) **Details of Movement :**

* *please delete and insert "N/A" wherever inapplicable*

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	ISSUE OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS * Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. Employee Share Option Scheme Exercise price : HK$ 0.3936	70,000,000	0	0	0	70,000,000	
2. Employee Share Option Scheme Exercise price : HK$ 0.5008	50,254,000	0	0	0	50,254,000	0
WARRANTS * Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ______ Subscription price : HK$ ____ 2. ______ Subscription price : HK$ ____		N/A				
CONVERTIBLES * Class	Units	Converted (Units)			Units	
Convertible Bonds due 2003 (not listed on any stock exchange) Conversion price : HK$ 0.6168	HK$200,622,800	0			HK$200,622,800	
OTHER ISSUES OF SHARES *						
Rights Issue	Price : N/A	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price :	Issue and allotment Date :				
Others (please specify)	Price :	Issue and allotment Date :				
	Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month					0

Remarks : ________________

Authorised Signatory :



Name : Wong Chi Keung

Title : Executive Director & Company Secretary

Note :

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

FORM 1

Monthly Return On Movement of Listed Equity Securities
For the month ended 31st March 2003

To : The Listing Division of The Stock Exchange of Hong Kong Limited
CC : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Guangzhou Investment Company Limited
(Name of Company)

Wong Chi Keung — Tel No. : 2116 8020
(Name of Responsible Official)

Date : 1st April 2003

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

✓ 1. Ordinary shares :
2. Preference shares :
3. Other classes of shares : please specify : ________
4. Warrants : please specify : ________

(B) Movement in Authorised Share Capital :

	No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	10,000,000,000	0.10	1,000,000,000
Increase/(Decrease) (EGM approval date) :	N/A	N/A	N/A
Balance at close of the month	10,000,000,000	0.10	1,000,000,000

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month	6,118,102,222	N/A	
Increase/(Decrease) during the month	0		
Balance at close of the month	6,118,102,222		

(D) Details of Movement :

** please delete and insert "N/A" wherever inapplicable*

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	ISSUE OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS * Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. Employee Share Option Scheme Exercise price : HK$ 0.3936	70,000,000	0	0	0	70,000,000	
2. Employee Share Option Scheme Exercise price : HK$ 0.5008	50,254,000	0	0	0	50,254,000	0
WARRANTS * Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. __________ Subscription price : HK$ ______ 2. __________ Subscription price : HK$ ______		N/A				
CONVERTIBLES * Class	Units	Converted (Units)			Units	
Convertible Bonds due 2003 (not listed on any stock exchange) Conversion price : HK$ 0.6168	HK$200,622,800	0			HK$200,622,800	
OTHER ISSUES OF SHARES *						
Rights Issue	Price : N/A	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price :	Issue and allotment Date :				
Others (please specify)	Price :	Issue and allotment Date :				
	Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month					0

Remarks : ______________________

Authorised Signatory :



Name : Wong Chi Keung
Title : Executive Director & Company Secretary

Note :
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

FORM 1

Monthly Return On Movement of Listed Equity Securities
For the month ended 30th April 2003

To : The Listing Division of The Stock Exchange of Hong Kong Limited

CC : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Guangzhou Investment Company Limited
(Name of Company)

Wong Chi Keung — Tel No. : 2116 8020
(Name of Responsible Official)

Date : 6th May 2003

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

√ 1. Ordinary shares :

2. Preference shares :

3. Other classes of shares : please specify : ____________

4. Warrants : please specify : ____________

(B) Movement in Authorised Share Capital :

	No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	10,000,000,000	0.10	1,000,000,000
Increase/(Decrease) (EGM approval date) :	N/A	N/A	N/A
Balance at close of the month	10,000,000,000	0.10	1,000,000,000

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month	6,118,102,222	N/A	
Increase/(Decrease) during the month	0		
Balance at close of the month	6,118,102,222		

(D) Details of Movement :

** please delete and insert "N/A" wherever inapplicable*

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	ISSUE OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS * Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. Employee Share Option Scheme Exercise price : HK$ 0.3936	70,000,000	0	0	0	70,000,000	
2. Employee Share Option Scheme Exercise price : HK$ 0.5008	50,254,000	0	0	0	50,254,000	0
WARRANTS * Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ________ Subscription price : HK$ ______ 2. ________ Subscription price : HK$ ______		N/A				
CONVERTIBLES * Class	Units	Converted (Units)			Units	
Convertible Bonds due 2003 (not listed on any stock exchange) Conversion price : HK$ 0.6168	HK$200,622,800	0			HK$200,622,800	
OTHER ISSUES OF SHARES *						
Rights Issue	Price : N/A		Issue and allotment Date :			
Placing	Price :		Issue and allotment Date :			
Bonus Issue			Issue and allotment Date :			
Scrip Dividend			Issue and allotment Date :			
Repurchase of share			Cancellation Date :			
Redemption of share			Redemption Date :			
Consideration issue	Price :		Issue and allotment Date :			
Others (please specify)	Price :		Issue and allotment Date :			
	Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month					0

Remarks : ____________________

____

Authorised Signatory :



Name : Wong Chi Keung
Title : Executive Director & Company Secretary

Note :
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

FORM 1

Monthly Return On Movement of Listed Equity Securities
For the month ended 31st May 2003

To : The Listing Division of The Stock Exchange of Hong Kong Limited
CC : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Guangzhou Investment Company Limited
(Name of Company)

Wong Chi Keung — Tel No. : 2116 8020
(Name of Responsible Official)

Date : 9th June 2003

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

✓ 1. Ordinary shares :
2. Preference shares :
3. Other classes of shares : please specify : ______
4. Warrants : please specify : ______

(B) Movement in Authorised Share Capital :

	No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	10,000,000,000	0.10	1,000,000,000
Increase/(Decrease) (EGM approval date) :	N/A	N/A	N/A
Balance at close of the month	10,000,000,000	0.10	1,000,000,000

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month	6,118,102,222	N/A	
Increase/(Decrease) during the month	0		
Balance at close of the month	6,118,102,222		

(D) **Details of Movement :**

** please delete and insert "N/A" wherever inapplicable*

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	ISSUE OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS * Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. Employee Share Option Scheme Exercise price : HK$ 0.3936	70,000,000	0	0	0	70,000,000	
2. Employee Share Option Scheme Exercise price : HK$ 0.5008	50,254,000	0	0	0	50,254,000	
3. Employee Share Option Scheme Exercise price : HK$ 0.41	0	196,250,000	0	0	196,250,000	0
WARRANTS * Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ______ Subscription price : HK$ ____ 2. ______ Subscription price : HK$ ____		N/A				
CONVERTIBLES * Class	Units	Converted (Units)			Units	
Convertible Bonds due 2003 (not listed on any stock exchange) Conversion price : HK$ 0.6168	HK$200,622,800	0			HK$200,622,800	
OTHER ISSUES OF SHARES *						
Rights Issue	Price : N/A		Issue and allotment Date :			
Placing	Price :		Issue and allotment Date :			
Bonus Issue			Issue and allotment Date :			
Scrip Dividend			Issue and allotment Date :			
Repurchase of share			Cancellation Date :			
Redemption of share			Redemption Date :			
Consideration issue	Price :		Issue and allotment Date :			
Others (please specify)	Price :		Issue and allotment Date :			
	Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month					0

Remarks : __________________

Authorised Signatory :



Name : Wong Chi Keung
Title : Executive Director & Company Secretary

Note :
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

FORM 1

Monthly Return On Movement of Listed Equity Securities
For the month ended 30th June 2003

To : The Listing Division of The Stock Exchange of Hong Kong Limited

CC : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Guangzhou Investment Company Limited
(Name of Company)

Wong Chi Keung — Tel No. : 2116 8020
(Name of Responsible Official)

Date : 3rd July 2003

(A) Information on Types of Listed Equity Securities :

(please tick wherever applicable)

✓ 1. Ordinary shares :

2. Preference shares :

3. Other classes of shares : please specify : ________

4. Warrants : please specify : ________

(B) Movement in Authorised Share Capital :

	No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	10,000,000,000	0.10	1,000,000,000
Increase/(Decrease) (EGM approval date) :	N/A	N/A	N/A
Balance at close of the month	10,000,000,000	0.10	1,000,000,000

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month	6,118,102,222	N/A	
Increase/(Decrease) during the month	3,128,000		
Balance at close of the month	6,121,230,222		

(D) Details of Movement :

** please delete and insert "N/A" wherever inapplicable*

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	ISSUE OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS * Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. Employee Share Option Scheme Exercise price : HK$ 0.3936	70,000,000	0	0	0	70,000,000	
2. Employee Share Option Scheme Exercise price : HK$ 0.5008	50,254,000	0	3,128,000	0	47,126,000	3,128,000
3. Employee Share Option Scheme Exercise price : HK$ 0.41	196,250,000	0	0	0	196,250,000	
4. Employee Share Option Scheme Exercise price : HK$ 0.54	0	63,000,000	0	0	63,000,000	
WARRANTS * Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ______ Subscription price : HK$ ______ 2. ______ Subscription price : HK$ ______		N/A				
CONVERTIBLES * Class	Units	Converted (Units)			Units	
Convertible Bonds due 2003 (not listed on any stock exchange) Conversion price : HK$ 0.6168	HK$200,622,800	0			HK$200,622,800	
OTHER ISSUES OF SHARES *						
Rights Issue	Price : N/A	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price :	Issue and allotment Date :				
Others (please specify)	Price :	Issue and allotment Date :				
	Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month					**3,128,000**

Remarks : ____________________

Authorised Signatory :



Name : Wong Chi Keung
Title : Executive Director & Company Secretary

FORM 1

Monthly Return On Movement of Listed Equity Securities
For the month ended 31st July 2003

To : The Listing Division of The Stock Exchange of Hong Kong Limited

CC : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Guangzhou Investment Company Limited
(Name of Company)

Wong Chi Keung — Tel No. : 2116 8020
(Name of Responsible Official)

Date : 6th August 2003

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

✓1. Ordinary shares :

2. Preference shares :

3. Other classes of shares : please specify : ________________

4. Warrants : please specify : ________________

(B) Movement in Authorised Share Capital :

	No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	10,000,000,000	0.10	1,000,000,000
Increase/(Decrease)	N/A	N/A	N/A
(EGM approval date) :			
Balance at close of the month	10,000,000,000	0.10	1,000,000,000

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month	6,121,230,222	N/A	
Increase/(Decrease) during the month	14,990,000		
Balance at close of the month	6,136,220,222		

(D) Details of Movement :

** please delete and insert "N/A" wherever inapplicable*

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	ISSUE OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS * Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. Employee Share Option Scheme Exercise price : HK$ 0.3936	70,000,000	0	0	0	70,000,000	
2. Employee Share Option Scheme Exercise price : HK$ 0.5008	47,126,000	0	5,056,000	0	42,070,000	5,056,000
3. Employee Share Option Scheme Exercise price : HK$ 0.41	196,250,000	0	9,934,000	0	186,316,000	9,934,000
4. Employee Share Option Scheme Exercise price : HK$ 0.54	63,000,000	0	0	0	63,000,000	
WARRANTS * Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ________ Subscription price : HK$ ______ 2. ________ Subscription price : HK$ ______		N/A				
CONVERTIBLES * Class	Units	Converted (Units)			Units	
Convertible Bonds due 2003 (not listed on any stock exchange) Conversion price : HK$ 0.6168	HK$200,622,800	matured			0	
OTHER ISSUES OF SHARES *						
Rights Issue	Price : N/A	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price :	Issue and allotment Date :				
Others (please specify)	Price :	Issue and allotment Date :				
	Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month					**14,990,000**

Remarks : ____________________

Authorised Signatory :



Name : Wong Chi Keung
Title : Executive Director & Company Secretary

Note :
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

Annual Report 2002

including directors' and auditors' report

** Enclosed under I (1) above **



Con
公 ⺝

03 AUG 27 [illegible] 7:21

Form 表格 **D2**

..ification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號

362639

1 Company Name 公司名稱

Guangzhou Investment Company Limited
越 秀 投 資 有 限 公 司

2 Type of Change 更改事項

* [√] Resignation or cessation 辭職或停職

[√] New appointment 新委任

[ ] Change of particulars 更改資料

3 Details of Change 更改詳情

(Note 註2) **A. Resignation or cessation** 辭職或停職

(Use Continuation Sheet A if more than 1 resignation or cessation 如超過一個辭職或停職，請用續頁A 填寫)

* [ ] Secretary 秘書 [√] Director 董事 [ ] Alternate Director 替代董事

Name 姓名

Surname 姓氏	Other names 名字
Dong 董	Huiyan 廻雁

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
P145891(8)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Date of Resignation or Cessation 辭職或停職日期

DD 日	MM 月	YYYY 年	Alternate To 替代
28	02	2003	-

Date 日期

** Please tick the relevant box(es) 請在有關格內加 ✓ 號*

Presentor's Name and Address
提交人的姓名及地址

Guangzhou Investment Company Limited
24/F., Yue Xiu Building,
160-174 Lockhart Road,
Wanchai, Hong Kong

For Official Use
請勿填寫本欄


收件日期 RECEIVED
03-03-2003
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

ERO0386

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號: **362639**

3 **Details of Change** 更改詳情 (cont'd 續上頁)

(Note 註 3 & 4)

B. **Appointment / Change of particulars** 委任 / 更改資料
(Use Continuation Sheet B if more than 1 director / secretary is involved 如涉及超過一位董事/秘書，請用續頁B 填寫)

Brief Description 簡略描述	Effective Date(s) 生效日期 DD 日	MM 月	YYYY 年
Appointment of Director	28	02	2003

Existing Name 現用姓名: -

Name／New Name 姓名／新姓名:

Surname 姓氏	Other names 名字
Liang 梁	Yi 毅

Alias (if any) 別名（如有的話）: -

Previous Names 前用姓名:

Address 地址: 14B, Linway Court, 69-71 Stone Nullah Street, Wanchai, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
R040650(2)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

This Notification includes 2 Continuation Sheet A and 0 Continuation Sheet B.
本通知書包括 ＿＿＿ 張續頁A及 ＿＿＿ 張續頁B。

Signed 簽名：



(Name 姓名)：(Wong Chi Keung)
Secretary
秘書

Date 日期： 28th February, 2003



Companies Registry
公司註冊處

Form 表格 **D2**

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書
(Continuation Sheet A 續頁A)

Company Number 公司編號

362639

Details of Resignation／Cessation (Section 3A of main form) 辭職／停職詳情（表格第3A項）

(Note 註2) 1 Resignation or cessation 辭職或停職

* ☐ Secretary 秘書 ☑ Director 董事 ☐ Alternate Director 替代董事

Name 姓名

Surname 姓氏	Other names 名字
Li 黎	Jiaqiang 家強

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
-	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
P.3461907	China

Date of Resignation or Cessation 辭職或停職日期

DD 日	MM 月	YYYY 年	Alternate To 替代
28	02	2003	-

Date 日期

2 Resignation or cessation 辭職或停職

* ☐ Secretary 秘書 ☑ Director 董事 ☐ Alternate Director 替代董事

Name 姓名

Surname 姓氏	Other names 名字
Wu 吳	Yiyue 一岳

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
-	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
P.4774412	China

Date of Resignation or Cessation 辭職或停職日期

DD 日	MM 月	YYYY 年	Alternate To 替代
28	02	2003	-

Date 日期

** Please tick the relevant box(es) 請在有關格內加 ✓ 號*



Companies Registry
公 司 註 冊 處

Form 表格 **D2**

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書
(Continuation Sheet A 續頁A)

Company Number 公司編號: **362639**

Details of Resignation／Cessation (Section 3A of main form) 辭職／停職詳情（表格第3A項）

(Note 註2)

1 Resignation or cessation 辭職或停職

* [ ] Secretary 秘書 [√] Director 董事 [ ] Alternate Director 替代董事

Name 姓名	Surname 姓氏	Other names 名字
	Shi 施	Jinling 金鈴

Identification 身份證明

	I.D. Card Number 身份證號碼	Company Number 公司編號
a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號	-	-

	Number 號碼	Issuing Country 簽發國家
b Overseas Passport 海外護照	-	-

Date of Resignation or Cessation 辭職或停職日期	DD 日	MM 月	YYYY 年	Alternate To 替代
Date 日期	28	02	2003	-

2 Resignation or cessation 辭職或停職

* [ ] Secretary 秘書 [√] Director 董事 [ ] Alternate Director 替代董事

Name 姓名	Surname 姓氏	Other names 名字
	Wang 王	Hongtao 洪濤

Identification 身份證明

	I.D. Card Number 身份證號碼	Company Number 公司編號
a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號	P871719(6)	-

	Number 號碼	Issuing Country 簽發國家
b Overseas Passport 海外護照	-	-

Date of Resignation or Cessation 辭職或停職日期	DD 日	MM 月	YYYY 年	Alternate To 替代
Date 日期	28	02	2003	-

** Please tick the relevant box(es) 請在有關格內加 ✓ 號*



Companies Registry
公司註冊處

Form 表格 D2

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號

362639

1 **Company Name 公司名稱**

Guangzhou Investment Company Limited

越秀投資有限公司

2 **Type of Change 更改事項**

* [ ] Resignation or cessation 辭職或停職

[ ] New appointment 新委任

[√] Change of particulars 更改資料

3 **Details of Change 更改詳情**

(Note 註2) A. **Resignation or cessation 辭職或停職**

(Use Continuation Sheet A if more than 1 resignation or cessation 如超過一個辭職或停職，請用續頁A 填寫)

* [ ] Secretary 秘書 [ ] Director 董事 [ ] Alternate Director 替代董事

Name 姓名

Surname 姓氏 Other names 名字

Identification 身份證明

a Hong Kong Identity Card or Company Number
香港身份證號碼或公司編號

I.D. Card Number 身份證號碼 Company Number 公司編號

b Overseas Passport
海外護照

Number 號碼 Issuing Country 簽發國家

Date of Resignation or Cessation
辭職或停職日期

DD 日 MM 月 YYYY 年

Date 日期 Alternate To 替代

** Please tick the relevant box(es) 請在有關格內加 ✓ 號*

Presentor's Name and Address
提交人的姓名及地址

Guangzhou Investment Company Limited
24/F., Yue Xiu Building,
160-174 Lockhart Road,
Wanchai, Hong Kong

FRO9622

For Official Use
請勿填寫本欄

收件日期 RECEIVED
29-04-2003
公司註冊處(行政組)
COMPANIES REGISTRY

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號

362639

3 Details of Change 更改詳情 (cont'd 續上頁)

(Note 註 3 & 4)

B. Appointment / Change of particulars 委任 / 更改資料

(Use Continuation Sheet B if more than 1 director / secretary is involved 如涉及超過一位董事/秘書，請用續頁B 填寫)

Brief Description 簡略描述	Effective Date(s) 生效日期		
Reporting of ID card number of Director	16	04	2003
	DD 日	MM 月	YYYY 年

Existing Name 現用姓名: OU Bingchang 區秉昌

Name / New Name 姓名／新姓名:

Surname 姓氏 | Other names 名字

-

Alias (if any) 別名（如有的話）

-

Previous Names 前用姓名

Address 地址: -

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
R179346(1)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

This Notification includes 0 Continuation Sheet A and 0 Continuation Sheet B.

本通知書包括 ______ 張續頁A及 ______ 張續頁B。

Signed 簽名：[signature]

(Name 姓名)：(Wong Chi Keung)

Secretary 秘書

Date 日期：16th April, 2003



Companies Registry
公司註冊處

Form 表格 **D2**

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號

362639

1 Company Name 公司名稱

Guangzhou Investment Company Limited
越秀投資有限公司

2 Type of Change 更改事項

* [√] Resignation or cessation 辭職或停職

[ ] New appointment 新委任

[ ] Change of particulars 更改資料

3 Details of Change 更改詳情

(Note 註2) **A. Resignation or cessation** 辭職或停職

(Use Continuation Sheet A if more than 1 resignation or cessation 如超過一個辭職或停職，請用續頁A 填寫)

* [ ] Secretary 秘書 [√] Director 董事 [ ] Alternate Director 替代董事

Name 姓名

Surname 姓氏	Other names 名字
Luo 羅	Guoqing 國慶

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
-	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Date of Resignation or Cessation 辭職或停職日期

Date 日期 (DD 日)	(MM 月)	(YYYY 年)	Alternate To 替代
15	08	2003	-

* *Please tick the relevant box(es) 請在有關格內加 ✓ 號*

Presentor's Name and Address
提交人的姓名及地址

Guangzhou Investment Company Limited
24/F., Yue Xiu Building,
160-174 Lockhart Road,
Wanchai, Hong Kong

FRQ9782

For Official Use
請勿填寫本欄

收件日期 RECEIVED
2 1 -08- 2003
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號

362639

3 **Details of Change** 更改詳情 (cont'd 續上頁)

Note 註 3 & 4)

B. **Appointment / Change of particulars** 委任 / 更改資料

(Use Continuation Sheet B if more than 1 director / secretary is involved 如涉及超過一位董事/秘書，請用續頁B 填寫)

Brief Description 簡略描述	Effective Date(s) 生效日期		
	DD 日	MM 月	YYYY 年

Existing Name 現用姓名

Name / New Name 姓名 / 新姓名

Surname 姓氏 Other names 名字

Alias (if any) 別名（如有的話）

Previous Names 前用姓名

Address 地址

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼 Company Number 公司編號

b Overseas Passport 海外護照

Number 號碼 Issuing Country 簽發國家

This Notification includes 0 Continuation Sheet A and 0 Continuation Sheet B.

本通知書包括 0 張續頁A及 0 張續頁B。

Signed 簽名：



(Name 姓名)：(Wong Chi Keung) Date 日期： 15th August, 2003

Secretary 秘書

Schedule 7

NOTIFICATION OF PLACE OF REGISTER OF INTERESTS IN SHARES AND SHORT POSITIONS OF SUBSTANTIAL SHAREHOLDERS

Notice pursuant to s. 336(12) of the Securities and Futures Ordinance (Cap. 571)

Form specified by the Securities and Futures Commission for use by a listed corporation giving notice of :

(i) the place where the Register of Interests in Shares and Short Positions of substantial shareholders; and
(ii) any change in that place.

Note : No notice is required to be given if the Register has at all times been kept at the listed corporation's registered office

TO THE REGISTRAR OF COMPANIES

Notification of the place where the Register of Interests in Shares and Short Positions of substantial shareholders is kept pursuant to section 336(12) of Part XV of the Securities and Futures Ordinance (Cap. 571)

Name of listed corporation

GUANGZHOU
INVESTMENT
COMPANY
LIMITED

Companies Registry No.

362639

Take notice that the Register of Interests and Short Positions of substantial shareholders is kept at the following address :-

ROOM 2102, YUE XIU BUILDING,
160-174 LOCKHART ROAD,
WANCHAI, HONG KONG

Take notice that the place where the Register of Interests in Shares and Short Positions of substantial shareholders is kept has changed and that it is now kept at the following address :-

Authorized Signatory
Wong Chi Keung

收件日期 RECEIVED
11-04-2003
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

1st April, 2003
Dated

Schedule 8

NOTIFICATION OF PLACE OF DIRECTORS' AND CHIEF EXECUTIVES' REGISTER OF INTERESTS AND SHORT POSITIONS

Notice pursuant to s. 352(13) of the Securities and Futures Ordinance (Cap. 571)

Form specified by the Securities and Futures Commission for use by a listed corporation giving notice of :

(i) *the place where the Register of Directors' and Chief Executives' Interests and Short Positions; and*
(ii) *any change in that place.*

Note : No notice is required to be given if the register has at all times been kept at the listed corporation's registered office

TO THE REGISTRAR OF COMPANIES

Notification of the place where the Register of Directors' and Chief Executives' Interests and Short Positions is kept pursuant to section 352(13) of Part XV of the Securities and Futures Ordinance (Cap. 571)

Name of listed corporation

GUANGZHOU
INVESTMENT
COMPANY
LIMITED

Companies Registry No.

362639

Take notice that the Register of Directors' and Chief Executives' Interests and Short Positions is kept at the following address :-

ROOM 2102, YUE XIU BUILDING,
160-174 LOCKHART ROAD,
WANCHAI, HONG KONG

Take notice that the place where the Register of Directors' and Chief Executives' Interests and Short Positions is kept has changed and that it is now kept at the following address :-

Authorized Signatory
Wong Chi Keung

收件日期 RECEIVED
11-04-2003
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

1st April, 2003
Dated



Companies Registry
公 司 註 冊 處

Form 表格 **AR1**

Annual Return
周年申報表

Company Number 公司編號

362639

1 Company Name 公司名稱

Guangzhou Investment Company Limited
越 秀 投 資 有 限 公 司

(Note 註 2) **2 Business Name** 商業名稱

N/A

3 Type of Company 公司的類別 *Please tick appropriate box 請在適當空格內加 ✓ 號*

☐ Private 私人 ☑ Others 其他

(Note 註 3) **4 Address of Registered Office** 註冊辦事處地址

24/F., Yue Xiu Building, 160-174 Lockhart Road, Wanchai, Hong Kong

(Note 註 4) **5 Date of Return** 本申報表日期

18	06	2003
DD 日	MM 月	YYYY 年

which is 該日期爲

☑ Date of AGM or Date of written resolution passed in lieu of AGM
周年大會日期或以代替周年大會的書面決議的日期

☐ Anniversary Date of Incorporation 成立爲法團周年日期

Please tick appropriate box 請在適當空格內加 ✓ 號

6 Mortgages and Charges 按揭及押記

Total Amount outstanding at the date of this Return on all mortgages and charges which should be registered with the Registrar of Companies
截至本申報表日期，一切須向公司註冊處處長登記的按揭及押記的未償還總額

HK$2,630,000,000

Your Receipt
Companies Registry
H.K.

Presentor's Name and Address
提交人的姓名及地址

Guangzhou Investment Company Limited
24/F., Yue Xiu Building,
160-174 Lockhart Road,
Wanchai, Hong Kong

FRQ9805

For Official Use
請勿填寫本欄

25/07/2003 AA150625
CR No. : -362639-
Sh. Form : AR1L
27 $140.00

TOTAL(CSH) $140.00

Third revision to Specification No. 1/97 (Amendment No. 1/2000)
指明編號第1/97號的第3期修訂(修訂編號第1/2000號)

Annual Return
周年申報表

Date of Return 本申報表日期

18	06	2003
DD 日	MM 月	YYYY 年

Company Number 公司編號

362639

(Note 註 5) **7 Share Capital** 股本 (As at the date of this Return 截至本申報表日期)

	Authorised Share Capital 法定股本	Issued Share Capital 已發行股本		
Class of Shares 股份類別	Total Nominal Value 總面值	No. of Shares Issued 已發行股份數目	Total Nominal Value of Shares Issued 已發行股份的總面值	Total Paid up Value of Shares Issued (excluding premium) 已發行股份的已繳股款總值 (不包括溢價)
Ordinary	HKD1,000,000,000.00	6,118,102,222	HKD611,810,222.20	HKD611,810,222.20
Total 總值	HKD1,000,000,000.00	6,118,102,222	HKD611,810,222.20	HKD611,810,222.20

Enter below any changes to the structure of the company's share capital since the date of the last Return.
如公司股本的結構由上一份申報表日期以來曾經變動，請在下面填寫詳情。

Class of Shares 股份類別	Change 變動情況
Ordinary	allotment of 2,107,738,555 Ordinary shares of HKD0.10 each

(Note 註 6) **8 Past and Present Members** 過去及現在的成員 *Please tick appropriate box* *請在適當空格內加 ✓ 號*

For company with a share capital 有股本的公司

1 ☐ There have been no changes since the Annual Return for ________.
由遞交 ______ 年度周年申報表以來，成員並無任何變動。

OR 或

2 ☑ A full list of members is enclosed (use Schedule 1).
隨附成員的詳細名單（使用附表一）。

For company without a share capital 無股本的公司

3 ☐ The number of members at the date of this Return is ______.
於申報表日期的成員數目是 ______ 人。

Annual Return
周年申報表

Date of Return 本申報表日期

18	06	2003
DD 日	MM 月	YYYY 年

Company Number 公司編號

362639

(Note 註 7) **9 Secretary 秘書** *(Use Continuation Sheet A if joint secretaries 如屬聯名秘書，請用續頁A填寫)*

Name 姓名

Surname 姓氏	Other names 名字
Wong 黃	Chi Keung 之強

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	

Address 地址

Flat B, 20/F., Block 17, Provident Centre, Wharf Road, North Point, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
D142432(8)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

(Note 註 7) **10 Directors 董事** *(Use Continuation Sheet B if more than 3 directors 如超過三名董事，請用續頁B填寫)*

1 **Name 姓名**

Surname 姓氏	Other names 名字
Ou 區	Bingchang 秉昌

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	

Address 地址

19B, Linway Court, 69-71 Stone Nullah Street, Wanchai, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
R179346(1)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Capacity 身份* [√] Director 董事 [ ] Alternate Director to 替代董事 [ ]

Please tick the relevant box(es) 請在有關空格內加 ✓ 號

Annual Return
周年申報表

Date of Return 本申報表日期

18	06	2003
DD 日	MM 月	YYYY 年

Company Number 公司編號

362639

10 Directors 董事 (cont'd 續上頁)

2 **Name 姓名**

Xie 謝	Shuwen 樹文
Surname 姓氏	Other names 名字
-	
Alias (if any) 別名(如有的話)	Previous Names 前用姓名

Address 地址

6B, Block 6, City Garden, 233 Electric Road, North Point, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

R027004(A)	-
I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport 海外護照

-	-
Number 號碼	Issuing Country 簽發國家

Capacity 身份 *

[√] Director 董事 [ ] Alternate Director to 替代董事

3 **Name 姓名**

Chen 陳	Guangsong 光松
Surname 姓氏	Other names 名字
-	
Alias (if any) 別名(如有的話)	Previous Names 前用姓名

Address 地址

11B, Linway Court, 69-71 Stone Nullah Street, Wanchai, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

R104588(0)	-
I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport 海外護照

-	-
Number 號碼	Issuing Country 簽發國家

Capacity 身份 *

[√] Director 董事 [ ] Alternate Director to 替代董事

Please tick the relevant box(es) 請在有關空格內加 ✓ 號

Annual Return
周年申報表

Date of Return 本申報表日期

18	06	2003
DD 日	MM 月	YYYY 年

Company Number 公司編號

362639

(Note 註 8) **11 Registers** 登記冊 Address where the company's registers are kept (if not the same address as in Section 4)
公司備存登記冊的地址（如並非備存於第4項的註冊辦事處內）

Register 登記冊	Address 地址
Members	G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong

(Note 註 9) **12 Period Covered by Accounts Enclosed** 隨附帳目所涵蓋的會計結算始末日期
(Except for Private Companies Limited by Shares 私人股份有限公司除外)

01	01	2002	To 至	31	12	2002
DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年

(Note 註 10) **13 Certificate** 證明

(a) I certify that the information given in this Return (including 5 pages of Continuation Sheets and 1 pages of Schedules) is true to the best of my knowledge and belief.
據本人所知及至誠相信，謹此證明本申報表內的資料（包括 ____ 張續頁及 ____ 張附表）真確無訛。

~~* (b) I certify that the company has not, since the date of the last Annual Return issued any invitation to the public to subscribe for any shares or debentures in the company and that if the number of members is in excess of 50 at the date of this Return, the excess are persons who under Section 29(1)(b) of the Companies Ordinance are not to be included in the calculation of 50.~~
~~本人證明公司由上一份周年申報表日期以來，並無發出任何文件，邀請公眾人士認購公司任何股份或債權證，同時如成員數目於申報表日期超過五十，則根據公司條例第29(1)(b)條，所超出的成員不包括在所計算的五十名額內。~~

* Only relevant to private companies. Delete if not applicable.
*僅與私人公司有關。如不適用，請刪去。

Signed 簽名 : [signature]

(Name 姓名) : (Xie Shuwen) Date 日期 : 18th June, 2003
Director 董事



Companies Registry
公司註冊處

Form 表格 **AR1**

Annual Return
周年申報表
(Continuation Sheet B 續頁B)

Date of Return 本申報表日期

18	06	2003
DD 日	MM 月	YYYY 年

Company Number 公司編號

362639

Details of Directors (Section 10 of main form) 董事詳情（表格第10項）

1 **Name** 姓名

Li 李	Fei 飛
Surname 姓氏	Other names 名字
-	
Alias (if any) 別名（如有的話）	Previous Names 前用姓名

Address 地址: Room C, 24th-25th Floor, No. 129 Ti Yu Si Lu, Guangzhou, China

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

-	-
I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport 海外護照

-	-
Number 號碼	Issuing Country 簽發國家

Capacity 身份 * [√] Director 董事 [ ] Alternate Director to 替代董事 [ ]

2 **Name** 姓名

Liang 梁	Ningguang 凝光
Surname 姓氏	Other names 名字
-	
Alias (if any) 別名（如有的話）	Previous Names 前用姓名

Address 地址: 11A, Block 3, City Garden, 233 Electric Road, North Point, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

K940772(3)	-
I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport 海外護照

-	-
Number 號碼	Issuing Country 簽發國家

Capacity 身份 * [√] Director 董事 [ ] Alternate Director to 替代董事 [ ]

**Please tick the relevant box(es) 請在有關空格內加 ✓ 號*



Companies Registry
公司註冊處

Form 表格 **AR1**

Annual Return
周年申報表
(Continuation Sheet B 續頁B)

Date of Return 本申報表日期

18	06	2003
DD 日	MM 月	YYYY 年

Company Number 公司編號
362639

Details of Directors (Section 10 of main form) 董事詳情（表格第10項）

1 **Name** 姓名

Surname 姓氏	Other names 名字
Xiao 肖	Boyan 博彥

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	

Address 地址
15B, Linway Court, 69-71 Stone Nullah Street, Wanchai, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
P787157(4)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Capacity 身份 * [√] Director 董事 [ ] Alternate Director to 替代董事 ______

2 **Name** 姓名

Surname 姓氏	Other names 名字
Liang 梁	Yi 毅

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	

Address 地址
14B, Linway Court, 69-71 Stone Nullah Street, Wanchai, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
R040650(2)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Capacity 身份 * [√] Director 董事 [ ] Alternate Director to 替代董事 ______

**Please tick the relevant box(es) 請在有關空格內加 ✓ 號*



Companies Registry
公司註冊處

Form 表格 **AR1**

Annual Return
周年申報表
(Continuation Sheet B 續頁B)

Date of Return 本申報表日期

18	06	2003
DD 日	MM 月	YYYY 年

Company Number 公司編號

362639

Details of Directors (Section 10 of main form) 董事詳情（表格第10項）

1 **Name** 姓名

Luo 羅	Guoqing 國慶
Surname 姓氏	Other names 名字
-	
Alias (if any) 別名（如有的話）	Previous Names 前用姓名

Address 地址: Room A, 16th Floor, No. 131 Ti Yu Si Lu, Guangzhou, China

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

-	-
I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport 海外護照

-	-
Number 號碼	Issuing Country 簽發國家

Capacity 身份 * [√] Director 董事 [ ] Alternate Director 替代董事 to ______

2 **Name** 姓名

Yin 尹	Hui 輝
Surname 姓氏	Other names 名字
-	
Alias (if any) 別名（如有的話）	Previous Names 前用姓名

Address 地址: Rm. 501, 25 Yongshengdong Street, Donghu Road, Guangzhou, China

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

-	-
I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport 海外護照

P.3464286	China
Number 號碼	Issuing Country 簽發國家

Capacity 身份 * [√] Director 董事 [ ] Alternate Director 替代董事 to ______

**Please tick the relevant box(es) 請在有關空格內加 ✓ 號*



Companies Registry
公 司 註 冊 處

Form 表格 **AR1**

Annual Return
周年申報表
(Continuation Sheet B 續頁B)

Date of Return 本申報表日期

18	06	2003
DD 日	MM 月	YYYY 年

Company Number 公司編號: **362639**

Details of Directors (Section 10 of main form) 董事詳情（表格第10項）

1 Name 姓名

Wong 黃	Chi Keung 之 強
Surname 姓氏	Other names 名字
-	
Alias (if any) 別名（如有的話）	Previous Names 前用姓名

Address 地址: Flat B, 20/F., Block 17, Provident Centre, Wharf Road, North Point, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

D142432(8)	-
I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport 海外護照

-	-
Number 號碼	Issuing Country 簽發國家

Capacity 身份 * [√] Director 董事 [ ] Alternate Director to 替代董事 [ ]

2 Name 姓名

Yan 甄	Yuk Fung 玉 鳳
Surname 姓氏	Other names 名字
-	
Alias (if any) 別名（如有的話）	Previous Names 前用姓名

Address 地址: Flat 2702, Block B, Hong Pak Court, Pik Wan Road, Kowloon, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

E721901(A)	-
I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport 海外護照

-	-
Number 號碼	Issuing Country 簽發國家

Capacity 身份 * [√] Director 董事 [ ] Alternate Director to 替代董事 [ ]

*Please tick the relevant box(es) 請在有關空格內加 ✓ 號



Companies Registry
公司註冊處

Form 表格 AR1

Annual Return
周年申報表
(Continuation Sheet B 續頁B)

Date of Return 本申報表日期

DD 日	MM 月	YYYY 年
18	06	2003

Company Number 公司編號: **362639**

Details of Directors (Section 10 of main form) 董事詳情（表格第10項）

1 **Name 姓名**

Surname 姓氏	Other names 名字
Yu 余	Lup Fat, Joseph 立發

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	

Address 地址: House 15, Bijou Hamlet, Discovery Bay, Lantau, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
A751551(3)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Capacity 身份 *



[√] Director 董事 [ ] Alternate Director to 替代董事

2 **Name 姓名**

Surname 姓氏	Other names 名字
Lee 李	Ka Lun 家麟

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	

Address 地址: 19C, Block 1, Illumination Terrace, 5-7 Tai Hang Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
E615577(8)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Capacity 身份 *



[√] Director 董事 [ ] Alternate Director to 替代董事

**Please tick the relevant box(es) 請在有關空格內加 ✓ 號*



Companies Registry
公司註冊處

Form 表格 **AR1**

Annual Return
周年申報表
(Schedule 1 附表一)

Date of Return 本申報表日期

18	06	2003
DD 日	MM 月	YYYY 年

Company Number 公司編號

362639

Details of Members 成員詳情
(See Section 7 of the main form for details of any change to the structure of the Company's Share Capital since the date of the last Return)
(關於由上一份申報表日期以來公司股本結構的任何變動詳情，請參閱表格第7項)

Share Class 股份類別 Ordinary

Name 姓名	Address 地址	Shares 股份			Remarks 備註
		Current Holding (Note 1) 現時持有量 (註1)	Transferred 轉讓 (Note 2 註2)		
			Number 數目	Date 日期	
Please refer to the attached Shareholders' List.					
	Total 總數				

Notes 註：

1. The total shares in the 'Current Holding' for each class of share must agree with the total for that class in Section 7 of the Return.
   每類別股份的「現時持有量」總數必須與申報表第7項所填該類別的總數相符。
2. The number of shares transferred since the last Return should be shown for each existing or ex-member.
   應說明每名現任成員或前任成員由上次申報以來所轉讓的股份數目。



Companies Registry
公司註冊處

Form 表格 SC1

Return of Allotments
股份分配申報表

Company Number 公司編號

362639

1 Company Name 公司名稱

Guangzhou Investment Company Limited
越 秀 投 資 有 限 公 司

2 Date(s) of Allotment 分配日期 (Note 註 2)

23	06	2003	to 至			
DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年

3 Totals of this Allotment 此股份分配的總款額:-

Nominal Amount Paid and Payable 已繳及應繳的總面額 (Note 註 3) $ 312,800

Premium Amount Paid and Payable [(A) + (B)] 已繳及應繳的溢價總額 [(A) +(B)] $ 1,253,702.4

4 Cumulative Total of Paid-up Capital (Including this Allotment) 累積繳足股款總額 （包括此分配） $ 612,123,022.2

5 Shares Allotted for Cash 用現金支付的分配股份

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Paid and Payable on Each Share 每股已／應繳付的款額		Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (A) 已繳及應繳的溢價總款額
			Paid 已繳付	Payable 應繳付		
Ordinary	3,128,000	HK$0.10	HK$0.5008	-	HK$0.4008	HK$1,253,702.4

Presenter's Name and Address
提交人的姓名及地址

Guangzhou Investment Company Limited
24/F Yue Xiu Building
160-174 Lockhart Road
Wanchai Hong Kong

For Official Use
請勿填寫本欄

Your Receipt
Companies Registry
H.K.

11/07/2003	AA147204
CR No. :	-362639-
Sh. Form :	SC1
08	$1,254.00
TOTAL(CHQ)	$1,254.00

Return of Allotments

股份分配申報表

Company Number 公司編號

362639

6 Shares Allotted for other than Cash 非現金支付的分配股份 (Note 註 4)

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Treated As Paid on Each Share 每股被視作已繳付的款額	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (B) 已繳及應繳的溢價總款額
-					

Consideration for which the Shares have been Allotted 分配上述股份的代價

7 Details of Allottees 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class 類別	Class 類別	Class 類別
		Ordinary		
Chen Jianan	23/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	200,000		
Dong Huiyan	25/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	700,000		
Luk Kin Ying	23/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	36,000		
Cai Wei	Rooms 2802-4 28/F Harbour Centre 25 Harbour Road Wanchai Hong Kong	600,000		
Tsang Chiu Ho	26/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	180,000		
He Zili	26/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	560,000		

Return of Allotments

股份分配申報表

Company Number 公司編號

362639

Continuation Sheet no. 1 to Form SC1

7 Details of Allottees 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class 類別	Class 類別	Class 類別
		Ordinary		
Chiu Suk Woon	8/F Flat H Block 2 Koway Court Chai Wan, Hong Kong	150,000		
Wong Sze Wan Ivy	Rm 2537 Lei Chak Hse Ap Lei Chau Est Aberdeen Hong Kong	36,000		
Tsang Yuen King	26/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	36,000		
Fung Po Ping	Flat J 5/F Block 5 Yuet Wu Villa Tuen Mun N.T.	140,000		
So Ching Yee	24/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	490,000		
	Total Shares Allotted by Class 各類股份分配總額	3,128,000		

Signed 簽名：



(Name 姓名)： (Wong Chi Keung)

~~Director 董事~~ / Secretary 秘書 *

Date 日期： 8th July, 2003

Delete whichever does not apply 請刪去不適用者



Companies Registry
公司註冊處

Form 表格 **SC1**

Return of Allotments
股份分配申報表

Company Number 公司編號

362639

1 Company Name 公司名稱

Guangzhou investment Company Limited
越 秀 投 資 有 限 公 司

2 Date(s) of Allotment 分配日期 (Note 註 2)

DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年
08	07	2003	to 至	31	07	2003

3 Totals of this Allotment 此股份分配的總款額:-

Nominal Amount Paid and Payable 已繳及應繳的總面額 (Note 註 3) $ 1,499,000.0

Premium Amount Paid and Payable [(A) + (B)] 已繳及應繳的溢價總額 [(A) +(B)] $ 5,105,984.8

4 Cumulative Total of Paid-up Capital (Including this Allotment) $ 613,622,022.2
累積繳足股款總額 （包括此分配）

5 Shares Allotted for Cash 用現金支付的分配股份

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Paid and Payable on Each Share 每股已／應繳付的款額		Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (A) 已繳及應繳的溢價總款額
			Paid 已繳付	Payable 應繳付		
Ordinary	5,056,000	HK$0.10	HK$0.5008	-	HK$0.4008	HK$2,026,444.8
Ordinary	9,934,000	HK$0.10	HK$0.4100	-	HK$0.3100	HK$3,079,540.0

Presenter's Name and Address
提交人的姓名及地址

Guangzhou Investment Company Limited
24/F Yue Xiu Building
160-174 Lockhart Road
Wanchai Hong Kong

For Official Use
請勿填寫本欄

Your Receipt
Companies Registry
H.K.

14/08/2003 AA156408
CR No. : -362639-
Sh. Form : SC1
08 $5,106.00
---------- --------------
TOTAL(CHQ) $5,106.00
==============

Return of Allotments

股份分配申報表

Company Number 公司編號

362639

6 **Shares Allotted for other than Cash** 非現金支付的分配股份 (Note 註 4)

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Treated As Paid on Each Share 每股被視作已繳付的款額	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (B) 已繳及應繳的溢價總款額
-					

Consideration for which the Shares have been Allotted 分配上述股份的代價

7 **Details of Allottees** 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class 類別	Class 類別	Class 類別
		Ordinary		
Wu Ying	23/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	1,390,000		
Li Ching Wan	Flat 1 26/F Po Wu House Po Pui Court Kwun Tong Kowloon	280,000		
Shu Ming Wa	Flat C 16/F Block 2 Broadview Court 11 Shum Wan Road Aberdeen Hong Kong	280,000		
Xie Bin	23/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	36,000		
Wong Yan Kit	Flat B 16/F Mainway Court 16-33 Kwong Wah Street Mongkok Kowloon	50,000		
Tse Shi Chu	28/F Seabright Plaza Nos 9-23 Shell Street North Point Hong Kong	240,000		

Return of Allotments

股份分配申報表

Company Number 公司編號

362639

Continuation Sheet no. 1 to Form SC1

7 Details of Allottees 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class 類別	Class 類別	Class 類別
		Ordinary		
Wong Sau Ching	Rm 205 Lai Lim House Lai On Estate Shamshuipo Kowloon	240,000		
Liu Mang Hung	Rm 17 4/F Chung Hing Bldg 33 Chung Wui Street Tai Kok Tsui Kowloon	100,000		
Fung Po Ping	Flat J 5/F Block 5 Yuet Wu Villa Tuen Mun N.T.	240,000		
Wong Sze Wan Ivy	Rm 2537 Lei Chak Hse Ap Lei Chau Est Aberdeen Hong Kong	240,000		
Luk Kin Ying	23/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	240,000		
Tsang Yuen King	26/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	38,000		
Tang Shouchun	26/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	700,000		
Chiu Suk Woon	8/F Flat H Block 2 Koway Court Chai Wan Hong Kong	200,000		
Tsang Chiu Ho	26/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	240,000		

Return of Allotments

股份分配申報表

Company Number 公司編號

362639

Continuation Sheet no. 2 to Form SC1

7 Details of Allottees 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class 類別	Class 類別	Class 類別
		Ordinary		
Lam Wai	Flat B 8/F Yen May Bldg 11-21 Swatow Street Wanchai Hong Kong	300,000		
Chan Wong Wai Ha	26-27/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	44,000		
Ma Chik Wang	28/F Seabright Plaza Nos 9-23 Shell Street North Point Hong Kong	490,000		
Ruan Xiongbiao	25/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	730,000		
Wang Yongguang	23/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	700,000		
Liao Ningjun	16B Avery House 22 Tai Yuen Street Wanchai Hong Kong	1,000,000		
Zhou Jianxin	D3 Blk 3 39 Kennedy Road Wanchai Hong Kong	240,000		
Siu Kit	1/FL Flat F Fu Dat Court #32 Fortress Hill Road North Point Hong Kong	300,000		
Zhan Kecheng	25/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	450,000		

Return of Allotments

股份分配申報表

Company Number 公司編號

362639

Continuation Sheet no. 3 to Form SC1

7 **Details of Allottees** 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class 類別	Class 類別	Class 類別
		Ordinary		
Tso Mei Yi	26/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	300,000		
Un Kwok Kee John	72 Pan Hoi St 5/F Quarry Bay Hong Kong	240,000		
Leung Sau Lan	26/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	88,000		
Meng Xiaobing	23/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	1,150,000		
Gao Min	8D Fine Mansion 36 Village Road Happy Valley Hong Kong	100,000		
Shi Jinling	28/F Seabright Plaza 9-23 Shell Street North Point Hong Kong	1,000,000		
He Liwei	28/F Seabright Plaza 9-23 Shell Street North Point Hong Kong	800,000		
Li Hoi Ying	Flat A 10/F Block 3 Villa Tiara No 9 Tuen Hing Road Tuen Mun N.T.	150,000		
Wu Yuefeng	26/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	1,200,000		

Return of Allotments

股份分配申報表

Company Number 公司編號

362639

Continuation Sheet no. 4 to Form SC1

7 **Details of Allottees** 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class 類別	Class 類別	Class 類別
		Ordinary		
Chu Chik Fai	Flat G 30/F Block 15 Lung Mun Oasis 43 Lung Mun Road Tuen Mun N.T.	144,000		
Li Ying	Rooms 2306-8, 23/F MassMutual Tower 38 Gloucester Road Wanchai Hong Kong	750,000		
Chair Kwong Hing	Flat D 25/F Blk 1 Metro City Phase 2 Tseung Kwan O Kowloon	300,000		
	Total Shares Allotted by Class 各類股份分配總額	14,990,000		

Signed 簽名：



(Name 姓名)： (Wong Chi Keung) Date 日期： 8th August, 2003

~~Director 董事~~ / Secretary 秘書 *

**Delete whichever does not apply 請刪去不適用者*

The Standard **Friday, February 28, 2003**



越秀投資有限公司

GUANGZHOU INVESTMENT COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

Appointment and Resignation of Directors

The Board of Directors of Guangzhou Investment Company Limited (the "Company") announces that Mr. Liang Yi was appointed as Executive Director of the Company with effect from 28th February 2003.

The Board further announces that Messrs. Dong Huiyan, Li Jiaqiang, Shi Jinling, Wu Yiyue and Wang Hongtao resigned as Directors of the Company with effect from 28th February 2003.

We would like to welcome Mr. Liang to our Board and express our thanks to Messrs. Dong, Li, Shi, Wu and Wang for their valuable contributions to the Company during the tenure of their services.

By order of the Board
Ou Bingchang
Chairman

Hong Kong, 28h February 2003



越秀投資有限公司

GUANGZHOU INVESTMENT COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

Announcement of 2002 Results

RESULTS

The directors of Guangzhou Investment Company Limited (the "Company") are pleased to announce the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31st December 2002 as follows:—

	Note	2002 HK$'000	2001 HK$'000
Turnover	1	3,225,473	3,374,335
Cost of sales		(2,191,925)	(2,124,257)
Gross profit		1,033,548	1,250,078
Other revenues	1	19,110	70,278
Selling and distribution expenses		(148,420)	(140,417)
Administrative expenses		(541,530)	(504,537)
Other operating income/(expenses)		23,203	(61,272)
(Loss)/gain on deemed disposal/disposal of subsidiaries		(7,773)	4,207
Operating profit before provision for impairment and revaluation deficit		378,138	618,337
Provision for impairment of			
— properties held for/under development and held for sale, and interests in property development projects		(564,750)	(14,000)
— fixed assets		(52,974)	(1,217)
— other investments		(33,462)	—
Revaluation deficit on investment properties		(240,550)	(28,404)
(Loss)/profit from operation	2	(513,598)	574,716
Finance costs		(185,986)	(256,048)
Share of profits less (losses) of			
— jointly controlled entities		(26,329)	(18,109)
— associated companies		152,659	139,985
Provision for impairment of interest in			
— a jointly controlled entity		(111,655)	—
— an associated company		(52,500)	—
(Loss)/profit before taxation		(737,409)	440,544
Taxation	3	(80,999)	(92,755)
(Loss)/profit after taxation		(818,408)	347,789
Minority interests		(170,633)	(308,007)
(Loss)/profit attributable to shareholders		(989,041)	39,782
Basic (loss)/earnings per share	4	(24.62) cents	1.00 cent

Notes:

1 **Turnover, revenue and segment information**

The Group is principally engaged in development, operation and management of toll highways and bridges, development, selling and management of properties and holding of investment properties, manufacturing and trading of newsprint and corrugated paper, cement and ready-mixed concrete. Revenues recognised during the year are as follows:

	2002 HK$'000	2001 HK$'000
Turnover		
Net toll revenue from toll operations	355,638	418,616
Sales of properties	636,514	439,166
Gross rental income	152,943	141,555
Property management fee income	9,945	10,080
Sales of newsprint and corrugated paper	1,141,688	1,330,720
Sales of cement and ready-mixed concrete	916,020	1,019,564
Sales of computer software system	12,725	14,634
	3,225,473	3,374,335
Other revenues		
Dividend income	4,513	34,845
Interest income	13,763	34,233
Commission on properties sales and rental	834	1,200
	19,110	70,278
Total revenues	3,244,583	3,444,613

Primary reporting format - business segments

The Group is organised mainly in Hong Kong and Mainland of China ("China") into four main business segments:

- Properties - development, selling and management of properties and holding of investment properties
- Toll operations - development, operation and management of toll highways and bridges
- Paper - manufacturing and selling of newsprint and corrugated paper
- Cement - manufacturing and selling of cement and ready-mixed concrete (discontinued operation)

Other operations of the Group mainly comprise investment holding and high technology business (discontinued operation), neither of which are of a sufficient size to be reported separately.

There are no sales between the business segments.

Secondary reporting format - geographical segments

The Group's four business segments are mainly managed in Hong Kong and China:

Hong Kong — properties and cement

China — properties, paper, cement and toll operations

Others — properties

There are no sales between the geographical segments.

Primary reporting format - business segments

	Toll operations 2002 HK$'000	Toll operations 2001 HK$'000	Properties 2002 HK$'000	Properties 2001 HK$'000	Paper 2002 HK$'000	Paper 2001 HK$'000	(Discontinued Operation) Cement 2002 HK$'000	(Discontinued Operation) Cement 2001 HK$'000	Other operations 2002 HK$'000	Other operations 2001 HK$'000	Group 2002 HK$'000	Group 2001 HK$'000
Turnover	[illegible]	418,616	[illegible]	[illegible]	1,141,688	1,330,720	916,020	1,019,564	11,829	14,634	3,225,473	3,374,335
Segment results	179,512	227,709	[illegible]	[illegible]	151,316	[illegible]	122,330	80,777	(11,613)	2,530	416,411	644,254
Interest income											13,763	34,233
Unallocated operating costs											(52,036)	(60,150)
Provision for impairment of properties, fixed assets and other investments and revaluation deficit of investment properties											(891,736)	(43,621)
Finance costs											(185,986)	(256,048)
Share of profits less (losses) of: Jointly controlled entities	[illegible]	—	(115)	(120)	—	(22,944)	[illegible]	[illegible]	—	—	(26,329)	(18,109)
Associated companies	111,904	112,457	4,529	[illegible]	—	—	—	—	[illegible]	[illegible]	152,659	139,985
Provision for a jointly controlled entity and an associated company											(164,155)	—
(Loss)/profit before taxation											(737,409)	440,544
Taxation											(80,999)	(92,755)
(Loss)/profit after taxation											(818,408)	347,789
Minority interests											(170,633)	(308,007)
(Loss)/profit attributable to shareholders											(989,041)	39,782

Secondary reporting format - geographical segments

	Turnover 2002 HK$'000	Turnover 2001 HK$'000	Segment result 2002 HK$'000	Segment result 2001 HK$'000
Hong Kong	409,560	553,699	113,418	102,294
Mainland of China	2,812,908	2,817,867	299,990	537,891
Overseas	3,005	2,769	3,003	4,069
	3,225,473	3,374,335	416,411	644,254
Interest income			13,763	34,233
Unallocated costs			(52,036)	(60,150)
Operating profit before provision for impairment and revaluation deficit			378,138	618,337

2 **(Loss)/profit from operation**

(Loss)/profit from operation is stated after charging the following:

	2002 HK$'000	2001 HK$'000
Depreciation and amortisation	242,557	285,441
Cost of inventories sold	2,021,094	1,874,136
Loss on disposal of other investment	—	2,589

3 **Taxation**

Hong Kong profits tax has been provided at the rate of 16 per cent (2001: 16 per cent) on the estimated assessable profit for the year. Taxation on overseas taxable profits has been calculated on the estimated assessable profit for the year at the rates of taxation prevailing in the countries in which the Group operates.

The amount of taxation charged to the consolidated profit and loss account represents:

	2002 HK$'000	2001 HK$'000
Hong Kong profits tax		
Current	5,489	11,592
Overprovision in prior years	(498)	—
	4,991	11,592
Overseas taxation		
Current	61,877	68,757
Transferred to deferred taxation account	1,329	672
	63,206	69,429
Share of taxation attributable to		
Jointly controlled entities	2,147	248
Associated companies	10,655	11,486
	12,802	11,734
	80,999	92,755

4 **(Loss)/earnings per share**

The calculation of basic loss per share is based on the Group's loss attributable to shareholders of HK$989,041,000 (2001: profit of HK$39,782,000) and the weighted average number of 4,017,138,450 (2001: 3,976,268,141) ordinary shares in issue during the year.

No information on diluted earnings per share is presented because there were no dilutive potential ordinary shares in existence during the year and the convertible bonds outstanding during the year had anti-dilutive effect.

RESULTS ANALYSIS

In 2002, the Group's turnover amounted to HK$3,225,473,000, representing a 4.4 per cent decrease compared with the same period of 2001.

Turnover of property sales in China increased by 59 per cent to HK$651,854,000 as the Group sold more residential units in Guangzhou Municipality and consolidated one month's property sales turnover from Guangzhou Construction & Development Holdings (China) Limited and its subsidiaries upon completion of its acquisition in December 2002. Despite the downturn of the Hong Kong rental market, turnover from rental income increased by approximately 8 per cent to HK$152,943,000 also due to rising rental income from the Group's investment properties in Guangzhou Municipality and consolidation of one month's rental turnover from Guangzhou Construction & Development Holdings (China) Limited and its subsidiaries. Inspite of higher sales volume, turnover of the cement business amounted to HK$916,020,000 and decreased by 10 per cent. This business was disposed of in December 2002 and only contributed eleven months' turnover. Falling newsprint price globally affected the newsprint operation of the Group and turnover decreased by 14 per cent to HK$1,141,688,000. Turnover of the Group's toll road business declined by 15 per cent to HK$355,638,000 due to temporary factors including disposal of Xinfeng Highways and diversions of traffic volume in selective toll roads.

Other revenue decreased by 73 per cent to HK$19,110,000 due to disposal of certain highways by GZI Transport Limited and less interest income caused by declining interest rate.

Total gross profit amounted to HK$1,033,548,000 and decreased by 17 per cent due to similar reasons mentioned in paragraph two.

Total expenses including selling, distribution, administrative and other operating expenses decreased slightly by approximately 6 per cent to a total of HK$666,747,000.

As the Group is shifting its property focus to the Guangzhou market, a total provision of HK$891,736,000 had been made on the Group's remaining interests in certain development and investment properties in Hong Kong and Macau and fixed assets of Guangzhou Paper Limited to reflect the intended divestment strategy at appropriate time. The above provision also included impairment on other investments of GZI Transport Limited of HK$33,462,000.

Finance costs decreased enormously by 27 per cent to HK$185,986,000 as a result of declining interest rate and repayment of certain bank loans.

Provision for impairment of interest in a jointly controlled entity and an associated company amounted to HK$164,155,000. This also reflects the intended divestment strategy of a pulp plant in Fujian Province and property interests in Macau at appropriate time.

Minority interests decreased by 45 per cent to HK$170,633,000 due to lower profits from the paper and toll road businesses.

For the year ended 31st December 2002, the Group's loss attributable to shareholders amounted to HK$989,041,000. (2001: profit attributable to shareholders of HK$39,782,000). Taking aside the non-recurrent provisions of HK$1,055,891,000 (2001: HK$43,621,000), the Group's results in 2002 amounted to HK$66,850,000 (2001: HK$83,403,000).

FINAL DIVIDEND

The Directors do not recommend payment of final dividend for 2002 (2001: nil). There was no payment of interim dividend for the year (2001: nil).

BUSINESS REVIEW

Guangzhou Property Market Trends and the Group's Sales Results

The primary residential market in Guangzhou Municipality continued to grow steadily in 2002. Total sales volume of the entire ten districts in Guangzhou Municipality increased by 11.3 per cent to 7.95 million sq. meters while average selling price decreased marginally by 1.85 per cent to Rmb4,151.7 per sq. meter. Urban properties account for 64.7 per cent (5.14 million sq. meters) of total sales volume with average selling price of approximately Rmb4,869.0 per sq. meter. They were respectively 8.2 per cent higher and 1.1 per cent lower than 2001. Apart from an active primary market, transactions in the secondary market continued to grow. Sales volume was up remarkably by 36.5 per cent to 3.05 million sq. meters. Price moved downward by 6.78 per cent compared with 2001 to an average of Rmb3,344.3 per sq. meter, reflecting the qualities of these properties.

In 2002, the Group increased sales area of primarily residential properties by 17.6 per cent to approximately 80,000 sq. meters with Galaxy City as the anchor project.

Very Substantial Acquisition of Property Assets and Market Positioning

On 20th December 2002, the Group completed the acquisition of a controlling interest in Guangzhou City Construction and Development Holdings Limited ("Guangzhou Construction"), a leading property developer in Guangzhou Municipality, and some other property assets in China of total net asset value of approximately HK$8.35 billion from its controlling shareholder, Yue Xiu Enterprises (Holdings) Limited ("Yue Xiu") for a consideration of approximately HK$4.983 billion. This price is particularly beneficial to the Group and represents a 40 per cent discount to the attributable net asset value of these assets. The Group also achieved a balanced post acquisition capital structure by paying Yue Xiu a combination of new shares (approximately 2.108 billion new shares at HK$0.68 each), cash (HK$2.0 billion) and swapping assets for value of HK$1.55 billion. For accounting purposes, the market price of the shares of the Company as at 20th December, 2002 was used in the books of account for this transaction and the consideration was accordingly recorded as HK$4.544 billion.

With the completion of this transaction, which has increased the Group's land resources significantly, the Group will rank amongst the biggest developers in Guangzhou Municipality. Total attributable project gross floor area and attributable land bank site area increased by approximately 3 times and 20 times to 1.5 million sq. meters and 4.0 million sq. meters respectively. Most of the projects are located in five major areas within Guangzhou Municipality, namely Baiyun, Haizhu, Er Sha Island, Tianhe Districts in the urban area, and Conghua, Nansha Districts in the suburb. Major projects to be offered for sale in 2003 will also increase substantially to include Southern Le Sand In Nansha District, Galaxy City in Tianhe District, Run Hui Building, Phase II of Greenland Garden, Jiangnan Xin Yuan in Haizhu District, and Hong Cheng Garden in Er Sha Island with total expected sales area of approximately 220,000 sq. meters.

Newsprint Business Affected by Global Decline of Newsprint Prices

As a result of intensified competition amongst newsprint producers, Guangzhou Paper Limited ("Guangzhou Paper") operated in a new challenging environment. In 2002, two obsolete production lines ceased operation and reduced production capacity. Guangzhou Paper sold 254,243 tonnes of newsprint which decreased by 10.3 per cent compared with 2001 but sales ratio remained at a satisfactory level of close to 100 per cent. The paper mill's control measures on both fixed and variable costs have more than offset lower production volume. However, average newsprint price of Guangzhou Paper following the downward trend of international newsprint price was substantially down by 14.0 per cent to Rmb4,208.8 per tonne and affected its performance negatively.

Nevertheless, Guangzhou Paper continued to maintain one of the biggest market share in the domestically produced newsprint market and was ranked amongst the top in China in terms of sales volume in 2002. Looking forward to 2003, international newsprint price is likely stablize as raw material price has already been edging up. Guangzhou Paper's production capacity increased to 260,000 tones will be the major profit driver in the coming year. The Group would continue to increase effort in gaining market share in a competitive domestic market.

Cement and Ready-Mixed Concrete Businesses

In 2002, aggregate sales volume of cement and ready-mixed concrete ("RMC") of China Century Cement Limited ("CCC"), a joint venture with German cement group Heidelberger Zement, increased by 13.7 per cent and 4.5 per cent to approximately 3.075 million tonnes and 1,035,000 cubic meters respectively. Such increase in sales volume was due to CCC's penetration into new markets such as Shenzhen City and expansion of construction activities in the Guangdong Province. Construction works of various infrastructure projects such as the new Guangzhou International Airport, Phase Two of the Metro System in Guangzhou Municipality and the Western Guangzhu Expressway etc. have also begun and increased volume demand for both cement and RMC. Inspite of a weaker market in Hong Kong in the period, the overall performance of CCC improved substantially in 2002 due to firstly, expansion of cement sales in Guangdong Province. Secondly, cement sale price in Guangdong Province remained firm at US$32.04 per tonne which was up by 2.5 per cent compared with 2001. Thirdly, costs of cement production such as the in house produced limestone and externally sourced electricity had declined considerably during the period.

High Technology Business

The Group owned an effective interest of about 36.84 per cent in Guangzhou Jinpeng Group Co., Ltd. which is mainly engaged in (i) the sale and manufacture of telecommunication equipment (including mobile switching equipment and mobile phones) and (ii) the investment in information-related industry (including information technology consulting services) in China. The Group also owned an effective interest of about 46.70 per cent in China Information Technology Industry Co., Limited ("China ITI") which is principally engaged in the provision of Geographic Information System, Global Position System and Remote Sensing tailored-made applications to help customers solve problems in using geographic data. China ITI and its subsidiaries can provide consultation and application services for land records management and property assessment, land use planning and zoning, public safety, civil engineering, census, property and facilities management. China ITI also provides application services on transportation, water/wastewater treatment, environmental and public utilities management.

As a result of business restructuring, the cement, RMC and high technology businesses were swapped with Yue Xiu's property assets in December 2002 for value of HK$1.55 billion.

Toll Road Performance Affected by Once-Off Factors

2002 has been a year of transformation for GZI Transport Limited ("GZI Transport"), the toll road subsidiary of the Company. Owing to disposal of certain projects the future yields of which will be leveling off and temporary diversion of traffic from certain toll road projects, GZI Transport recorded 29.1 per cent decline in profit attributable to shareholders to HK$156.1 million in 2002. However, these negative impacts will no longer affect the Group's performance in 2003. The Group has replenished its portfolio by acquiring Shantou Bay Bridge in July 2002. Toll traffic volume of those toll roads previously affected by diversion of other new roads have also rebound significantly since early 2003. With rapidly rising car ownership in China as a result of growing affluence, toll traffic volume is expected to grow further in the foreseeable future. Thus, the Group believes that the performance of its toll road business will turnaround in 2003.

FUTURE STRATEGY AND PROSPECTS

2002 was a year of asset and business adjustment for the Group.

The Group had completed acquisition of a controlling stake in Guangzhou Construction, a leading property developer in Guangzhou Municipality and disposed the non-core cement, RMC and high technology businesses. In the future the Group's property investment and development business will concentrate in Guangzhou Municipality. The toll road business will serve to provide recurrent income to support the property business while property business outside China and a pulp factory in Fujian Province will be scaled down and terminated at appropriate time. The Group's attributable interest in newsprint business will also be reduced gradually through a proposed A-share listing of Guangzhou Paper. The above resuffling of various businesses has also reduced the Group's head count, streamlined its organization and consequently increased efficiency.

Upon completion of acquisition of Guangzhou Construction, the bulk of the Group's enlarged land bank is located in the urban area of Guangzhou Municipality and suburb Nansha District in the heart of the Pearl River Delta. The urban projects will offer immediate development potential while the development of Nansha District in the coming years will underpin medium term potentials. The Group's future market positioning is to concentrate primarily on the development of middle market residential properties in the urban area of Guangzhou Municipality to be supplemented by suburban projects with average selling price ranging between Rmb4,000 and Rmb6,000 per sq. meter. As a result of the People's Bank's prudent policy to avoid overheating, the other regional property markets in Eastern and Northern China may enter a period of consolidation in the next six to twelve months. The Guangzhou property market, which has no signs of overheat and has been developing steadily due to prudent local government land management policies, will not be adversely affected.

In 2002, Guangdong Province achieved GDP growth of 10.8 per cent. With its growing role as the World Factory, the Group believes that the economy of China, especially Southern China, will continue to remain robust. The Guangzhou property market may remain competitive but also have huge growth potential due to continuous economic development and an expanding population which amounts to over 10 million. As a leading enterprise in this business, the Group is optimistic on its future potential and performance.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from Thursday, 12th June 2003 to Wednesday, 18th June 2003, both days inclusive, for the purpose of establishing the entitlement of members to vote at the Annual General Meeting of the Company to be held on 18th June 2003. During this period, no transfer of shares will be registered. In order to qualify for voting, all transfers of shares accompanied by the relevant share certificates must be lodged for registration with the Company's Share Registrar, Abacus Share Registrars Limited at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, not later than 4:30 p.m. on Wednesday, 11th June 2003.

DISCLOSURE OF INFORMATION ON THE WEBSITE OF THE STOCK EXCHANGE OF HONG KONG LIMITED

The annual report of the Company containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") will be published on the website of the Stock Exchange in due course.

By order of the Board
Ou Bingchang
Chairman

Hong Kong, 16th April 2003

The Standard **Thursday, April 17, 2003**



越秀投資有限公司

GUANGZHOU INVESTMENT COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of the Company will be held at 1st Floor, South China Hotel, 67-75 Java Road, North Point, Hong Kong on Wednesday, 18th June 2003 at 10:00 a.m. for the following purposes:

1. To receive and consider the audited accounts and the reports of the directors and auditors for the year ended 31st December 2002.

2. To elect directors and to authorise the board to fix directors' remuneration.

3. To re-appoint auditors and to authorise the board to fix their remuneration.

4. As special business to consider and, if thought fit, to pass the following resolutions as Ordinary Resolutions:

A. "**THAT**

(a) subject to sub-paragraph (b) below, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to repurchase its own shares on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or any other stock exchange on which the securities of the Company may be listed and recognised by the Securities and Futures Commission and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which may be purchased by the Company pursuant to the approval in sub-paragraph (a) above shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this Resolution, and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable laws of Hong Kong to be held; and

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting."

B. "**THAT**

(a) subject to sub-paragraph (c) below and pursuant to Section 57B of the Companies Ordinance, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in sub-paragraph (a) above shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in sub-paragraph (a), otherwise than pursuant to (i) a Rights Issue, (ii) the exercise of the conversion rights attaching to any securities which are convertible into shares of the Company, (iii) any option scheme or similar arrangement for the time being adopted for the grant or issue to executives and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company, or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company, shall not exceed 20 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this Resolution and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable laws of Hong Kong to be held; and

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting; and

"Rights Issue" means an offer of shares of the Company open for a period fixed by the directors of the Company to holders of shares on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

C. "**THAT**

conditional upon the passing of Resolutions under sub-paragraphs A and B above, the aggregate nominal amount of the number of shares in the capital of the Company which shall have been repurchased by the Company pursuant to and in accordance with sub-paragraph A above shall be added to the aggregate nominal amount of the share capital of the Company which may be allotted or agreed conditionally or unconditionally to be allotted by the directors of the Company pursuant to and in accordance with the exercise of the general mandate approved in sub-paragraph B above."

By order of the Board
Wong Chi Keung
Company Secretary

Hong Kong, 16th April 2003

Notes:

1. The register of members of the Company will be closed from Thursday, 12th June 2003 to Wednesday, 18th June 2003, both days inclusive, for the purpose of establishing the entitlement of members to vote at the meeting convened by the above notice. During this period, no transfer of shares of the Company will be registered. In order to qualify for voting, all transfers of shares of the Company accompanied by the relevant share certificates must be lodged for registration with the Company's Share Registrar, Abacus Share Registrars Limited at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, not later than 4:30 p.m. on Wednesday, 11th June 2003.

2. A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a member of the Company.

3. To be valid, a form of proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of such authority, must be deposited with the Company's Share Registrar, Abacus Share Registrars Limited at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, not less than 48 hours before the time appointed for holding of the meeting or adjourned meeting thereof.

4. At the annual general meeting of the Company held on 26th June 2002, Ordinary Resolutions were passed giving general mandates to directors of the Company to repurchase shares of the Company on the Stock Exchange and to allot, issue and otherwise deal with additional shares in the capital of the Company respectively. Under the terms of the Companies Ordinance and the Listing Rules these general mandates lapse at the conclusion of the Annual General Meeting for 2003, unless renewed at that meeting. The Ordinary Resolutions sought in items 4A and 4B of the above notice renew these mandates.

5. With reference to the Ordinary Resolutions sought in items 4A and 4B of the above notice, the directors of the Company wish to state that they have no immediate plans to repurchase any existing shares or to issue any new shares of the Company. Approval is being sought from members of the Company as a general mandate pursuant to the Companies Ordinance and the Listing Rules.

The Standard Friday, July 11, 2003

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



越秀投資有限公司

GUANGZHOU INVESTMENT COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

ANNOUNCEMENT

This announcement is made pursuant to Practice Note 19 of the Listing Rules.

This announcement is made pursuant to the disclosure requirements under Practice Note 19 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules").

The board of directors of Guangzhou Investment Company Limited (the "Company") makes the following disclosures pursuant to paragraph 3.7.1 of Practice Note 19 of the Listing Rules.

Pursuant to a loan agreement dated 16th June, 2003 ("Tranche A Loan Agreement") entered into between the Company and a bank in Hong Kong ("Tranche A Lender"), a loan facility of up to HK$100,000,000 ("Tranche A Facility") is made available by the Tranche A Lender to the Company for a term of 30 months from 16th June, 2003 i.e. until 18th December, 2005 and subject to and in accordance with the terms and conditions therein contained. The Company has undertaken with the Tranche A Lender to procure Yue Xiu Enterprises (Holdings) Limited ("Yue Xiu"), the controlling shareholder of the Company who beneficially owns an aggregate of about 63 per cent of the issued share capital of the Company, to maintaining (whether directly or indirectly), throughout the continuance of the Tranche A Facility and so long as any sum remains owing, at least 30 per cent of the issued share capital of the Company ("Tranche A Undertaking").

Pursuant to a loan agreement dated 23rd June, 2003 ("Tranche B Loan Agreement") entered into between Bright Growth Investment Limited, a wholly-owned subsidiary of the Company, ("Subsidiary) and a group of other banks in Hong Kong ("Tranche B Lenders"), a syndicated loan facility of up to HK$300,000,000 ("Tranche B Facility") is made available by the Tranche B Lenders to the Subsidiary for a term of 60 months from 23rd June, 2003 i.e. until 23rd June, 2008 and subject to and in accordance with the terms and conditions therein contained. The Company has undertaken with the Tranche B Lenders to procure Yue Xiu to maintaining (whether directly or indirectly), throughout the continuance of the Tranche B Facility and so long as any sum remains owing, at least 30 per cent of the issued share capital of the Company ("Tranche B Undertaking").

The purposes of the loans are for financing the general working capital requirements of the Company (and its subsidiaries) and refinancing.

Breach of Tranche A Undertaking or Tranche B Undertaking will constitute an event of default under the respective loan agreements. Upon the occurrence of such event of default, all amounts outstanding under Tranche A Facility or Tranche B Facility, as the case may be, will become immediately repayable by the Company, failing which, such event of default may also trigger cross default under other loan facilities including Tranche A Facility or Tranche B Facility, as the case may be, which are available to the Company and/or its subsidiaries.

By order of the Board
Wong Chi Keung
Company Secretary

Hong Kong, 10th July, 2003

The Standard **Friday, August 15, 2003**



越秀投資有限公司

GUANGZHOU INVESTMENT COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

Resignation of Director

The Board of Directors of Guangzhou Investment Company Limited (the "Company") announces that Mr. Luo Guoqing resigned as Director of the Company with effect from 15th August 2003.

We would like to express our thanks to Mr. Luo for his valuable contributions to the Company during his tenure of service.

By order of the Board
Ou Bingchang
Chairman

Hong Kong, 14th August 2003